07028568

11/15

82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intergroup Financial Services Corp.

*CURRENT ADDRESS Av. Carlos Villarán, Santa Catalina
La Victoria
Lima 13, Peru

PROCESSED
DEC 12 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

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FILE NO. 82- 35142 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mrc

DAT: 12/10/07

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082-35742

OFFERING MEMORANDUM **CONFIDENTIAL**

ARLS 12-31-06

RECEIVED

2007 NOV 15 A 4:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Intergroup financial services

18,269,231 Shares of Common Stock

Intergroup Financial Services Corp.

Intergroup Financial Services Corp., or Intergroup, a *sociedad anónima* (corporation) organized under the laws of Panama, and the selling shareholders named in this offering memorandum are offering 18,269,231 of our common shares (no par value) in this offering. This offering is part of a global offering of a total of 19,230,769 of our common shares. As a part of the global offering, we are also currently offering 961,538 of these shares in a concurrent offering in Peru. This offering memorandum relates only to the offering of our common shares outside Peru. We refer to the offering of our common shares outside Peru pursuant to this offering memorandum and the offering of our common shares in Peru pursuant to a separate Spanish-language prospectus together as the "global offering." Of the common shares being offered hereby, we are selling 6,730,770 common shares and the selling shareholders are selling 11,538,461 common shares. We will not receive any proceeds from the sale of common shares by the selling shareholders. The offering price per common share is payable in U.S. dollars. The offering price per common share in the global offering is US$14.00.

We expect that common shares sold in reliance on Rule 144A will be eligible for trading in The PORTAL Market, or PORTAL, a subsidiary of The NASDAQ Stock Market, Inc. Our common shares are listed on the *Bolsa de Valores de Lima* (the Lima Stock Exchange), or BVL, under the symbol "IFS" and will trade in U.S. dollars.

Certain of the selling shareholders have granted an over-allotment option to the joint book-running managers, exercisable on one occasion during the 30 calendar days from the date of this offering memorandum, to purchase up to an aggregate of 2,884,615 additional common shares (15% of the common shares initially offered in the global offering) to cover over-allotments, if any.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 16.

The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the Securities Act. In the United States, the offering of common shares is being made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act. Outside the United States, the offering of common shares is being made to non-U.S. persons in accordance with Regulation S under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that joint book-running managers may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The common shares have not been, and will not be, registered with the Panamanian National Securities Commission, and, therefore, cannot be offered or sold in Panama. For a description of certain restrictions on transfers of the common shares, see "Transfer Restrictions."

Offering Price: US$14.00 per common share

The joint book-running managers expect to deliver the common shares sold in this offering through the facilities of The Depository Trust Company, or DTC, in New York, New York and to deliver the common shares sold in the Peruvian offering through Cavali S.A. ICLV in Lima, Peru on or about June 26, 2007.

Global Coordinator

Citi

Joint Bookrunner

Citi

Joint Bookrunner

Credit Suisse

June 20, 2007

This offering memorandum is confidential. You are authorized to use this offering memorandum solely for the purpose of considering the purchase of our common shares in the offering. We have furnished the information contained in this offering memorandum. You acknowledge and agree that the joint book-running managers make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this offering memorandum is, or should be relied upon as, a promise or representation by the joint book-running managers. You may not reproduce or distribute this offering memorandum or use any information herein for any purpose other than considering an investment in our common shares. You agree to the foregoing by accepting delivery of this offering memorandum.

No person is authorized to give information or to make any representation in connection with the offering or sale of our common shares other than as contained in this offering memorandum. If any such information is given or made, it must not be relied upon as having been authorized by us or the joint book-running managers or any of their affiliates or advisers or selling agents. Neither the delivery of this offering memorandum nor any sale made hereunder shall under any circumstances imply that there has been no change in our affairs or that the information set forth in this offering memorandum is correct as of any date subsequent to the date of this offering memorandum.

In making an investment decision, prospective investors must rely upon their own examination of Intergroup and the terms of this offering memorandum, including the risks involved.

The distribution of this offering memorandum and the offering and sale of the common shares in certain jurisdictions may be restricted by law. We and the joint book-running managers require persons into whose possession this offering memorandum comes to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the common shares, see "Transfer Restrictions" and "Plan of Distribution." This offering memorandum does not constitute an offer of, or an invitation to purchase, any of the common shares in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering to occur with respect to the common shares in any jurisdiction other than Peru.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The common shares have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Any representation to the contrary is a criminal offense in the United States.

PURSUANT TO THE U.S. INTERNAL REVENUE SERVICE CIRCULAR 230, WE HEREBY INFORM YOU THAT THE DESCRIPTION SET FORTH IN THIS OFFERING MEMORANDUM WITH RESPECT TO U.S. FEDERAL TAX ISSUES WAS NOT INTENDED OR WRITTEN TO BE USED, AND SUCH DESCRIPTION CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE. SUCH DESCRIPTION WAS WRITTEN TO SUPPORT THE MARKETING OF THE COMMON SHARES. EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR

QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

The common shares may not be offered or sold to any person in the United Kingdom, other than to persons whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act of 2001.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

In The Netherlands, the common shares described in this offering memorandum may not, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any person other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade within the meaning of Section 2 of the exemption regulation pursuant to The Netherlands Securities Market Supervision Act 1995, or the Vrijstellingsregeling Wet toezicht effectenverkeer 1995, which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly invest in securities.

NOTICE TO PROSPECTIVE INVESTORS IN THE REPUBLIC OF ITALY

The offering of the common shares has not been registered pursuant to the Italian securities legislation and, accordingly, each of the joint book-running managers represents and agrees that it has not offered or sold, and will not offer or sell, any common shares in the Republic of Italy in a solicitation to the public, and that sales of the common shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange controls and other applicable laws and regulations. Each of the joint book-running managers represents and agrees that it will not offer, sell or deliver any common shares or distribute copies of any document relating to the common shares in the Republic of Italy except: (a) to "Professional Investors," as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998, as amended ("CONSOB Regulation No. 11522"), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended ("Italian Financial Act"); or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended. Any such offer, sale or delivery of the common shares or any document relating to the common shares in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB (*Commissione Nazionale per le Società e la Borsa*) or the Bank of Italy. Investors should also note that, in any subsequent distribution of the common shares in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the common shares are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of the common shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the common shares were purchased, unless an exemption provided for under the Italian Financial Act applies.

NOTICE TO BRAZILIAN INVESTORS

The offering of the common shares has not been, and will not be, submitted to, or registered with, the Brazilian Securities Commission (*Comissão de Valores Mobiliários — CVM*). Accordingly, the common shares may not be offered or sold in Brazil in circumstances that constitute a public offering or distribution according to Brazilian laws and regulations. Documents relating to the offering of the common shares, including this offering memorandum, may not be supplied or made generally available to the public in Brazil or be used in connection with an offer for subscription or sale to the public in Brazil.

NOTICE TO ARGENTINEAN INVESTORS

The common shares will not be publicly offered in Argentina. Therefore, this offering memorandum has not been, and will not be, registered with the *Comisión Nacional de Valores*. This offer does not constitute a public offering of common shares within the scope of the Argentine Securities Law N° 17.811.

This offering memorandum and other offering materials relating to the offer of the common shares are being supplied only to those investors who have expressly requested it. They are strictly confidential and may not be distributed to any person or entity other than the recipients hereof.

In connection with the global offering, the global coordinator may effect transactions that stabilize or maintain the market price of the common shares at levels above those that might otherwise prevail in the open market. Such transactions shall be carried out in accordance with applicable rules and regulations. Such stabilizing, if commenced, may be discontinued at any time.

AVAILABLE INFORMATION

We have agreed to file an application pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, we will furnish to the United States Securities and Exchange Commission, or the SEC, certain information in accordance with Rule 12g3-2(b). If at any time we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), we will furnish, upon written request, to holders of our common shares, any owner of any beneficial interest in our common shares or any prospective purchaser designated by such holder or such an owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In connection with our registration with *Comisión Nacional Supervisora de Empresas y Valores* (Business and Securities National Supervisory Commission), or CONASEV, and our listing on the BVL, we will be required to file quarterly and annual reports in Spanish and issue *hechos de importancia* (notice of material events). All such reports will be available at www.conasev.gob.pe.

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our consolidated financial statements in the Peruvian currency, Nuevos Soles, and in conformity with generally accepted accounting principles in Peru for financial institutions, or Peruvian GAAP, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. In the case of banking and insurance companies such as ours, rules under Peruvian GAAP are generally promulgated by the Peruvian *Superintendencia de Banca, Seguros y AFPs* (Superintendency of Banks, Insurance and Pension Funds), or SBS. In the absence of rules promulgated by the SBS, International Financial Reporting Standards, or IFRS, as approved by the Peruvian *Consejo Normativo de Contabilidad* (Accounting Standards Board), or CNC, apply. See Annex A for a description of the principal differences between Peruvian GAAP and U.S. GAAP as they relate to us and our consolidated subsidiaries.

Our audited consolidated financial statements included elsewhere in this offering memorandum, or audited consolidated financial statements, present our financial position as of December 31, 2006 and 2005 and results of operations for each of the three years ended December 31, 2006, 2005 and 2004. Our interim unaudited consolidated financial statements included elsewhere in this offering memorandum, or interim financial statements, present our financial position as of March 31, 2007 and results of operations for the three months ended March 31, 2007 and 2006. The interim financial statements together with the audited consolidated financial statements are referred to in this offering memorandum as the consolidated financial statements. Our audited consolidated financial statements have been audited by Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young Global, or Ernst & Young. See their report included elsewhere in this offering memorandum. The interim financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments that we consider necessary to fairly present out results of operations and financial condition for and as of the end of these periods. Our results for the three months ended March 31, 2007 are not necessarily indicative of our results to be expected for the year ended December 31, 2007 and should not be construed as such.

In light of the recent corporate reorganization of IFH Peru Ltd., or IFH, our principal shareholder, which is described in this offering memorandum under "Business — Corporate Reorganization," and in accordance with Peruvian GAAP, our consolidated financial statements present financial information as if the corporate reorganization had occurred on January 1, 2004, the earliest year presented in the financial statements included herein. In addition, the results of Supermercados Peruanos S.A., or Supermercados Peruanos, our former subsidiary, are presented as discontinued operations in our consolidated financial statements. Intergroup's only operations are those carried out by our subsidiaries Banco Internacional de Perú S.A.A., or Interbank, and Interseguro Compañía de Seguros de Vida S.A., or Interseguro.

Certain figures included in this offering memorandum and in our consolidated financial statements have been rounded for ease of presentation. Percentage figures included in this offering memorandum have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this offering memorandum may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this offering memorandum may not sum due to rounding.

This offering memorandum contains translations of certain Nuevo Sol amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Nuevo Sol amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, translations of Nuevo Sol amounts into U.S. dollars in this offering memorandum have been made at the period-end rates of each corresponding period. For a complete description of the exchange rates between the Nuevo Sol and the U.S. dollar, please see "Exchange Rates." The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

Unless otherwise specified or the context otherwise requires, references in this offering memorandum to "$," "US$," "dollars" and "U.S. dollars" are to United States dollars, and references to "S/. ," "Nuevo Sol" and "Nuevos Soles" are to Peruvian Nuevos Soles. Each Nuevo Sol is divided into 100 *céntimos* (cents). In this offering memorandum, except where indicated or the context otherwise requires, the words "the Company," "we," "us," "our," and "ours" refer to Intergroup and its subsidiaries, Interbank and Interseguro.

Unless otherwise indicated, statistical information relating to our subsidiaries, Interbank and Interseguro, regarding market share, ranking, loan portfolio and other measures, as well as information on other Peruvian financial institutions and the Peruvian financial system generally, has been derived from reports and information published by the SBS, the *Banco Central de Reserva del Perú* (Central Bank of Peru), or the Central Bank, the *Federación Latinoamericana de Bancos*, or FELABAN, the *Asociación de Bancos del Peru*, or ASBANC, or from other publicly available sources and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, any internal surveys, estimates and market research used in this offering memorandum, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of such information.

In this offering memorandum, all macroeconomic data relating to Peru is based on information published by the SBS, the Central Bank, the Peruvian *Ministerio de Economía y Finanzas* (Ministry of the Economy and Finance), or MEF, and the Peruvian *Instituto Nacional de Estadística e Informática* (National Institute of Statistics and Information Processing), or INEI. Unless otherwise indicated, references in this offering memorandum to loans, performing loans, balances or loans outstanding refer to *créditos vigentes* (current loans), defined by the SBS as loans in compliance with their original contractual obligations. References to past due loans refer to overdue loans, defined by the SBS as commercial loans for which amortization payments are 15 days overdue and loans to microbusinesses for which amortization payments are 30 days overdue. In the case of consumer, mortgage and leasing loans, the amortization portion of a coupon is considered past due once 30 days overdue and the total amount of the loan is considered past due once an amortization payment is 90 days overdue. Past due loans do not include refinanced and restructured loans. References to total loans include current loans, refinanced and restructured loans, and past due loans. References to GDP refer to real gross domestic product.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains statements that constitute forward-looking statements. These statements appear throughout this offering memorandum, including, without limitation, under "Summary," "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business," and include statements regarding our current intent, belief or expectations of our officers or management with respect to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures and (5) liquidity. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this offering memorandum as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- our holding company structure;
- changes in Peruvian and foreign laws and regulations;
- downturns in the capital markets and changes in capital markets in general that affect policies or attitudes towards lending to Peru or Peruvian companies or securities issued by Peruvian companies;
- exchange rate instability and government measures to control foreign exchange rates;
- increased competition in the Peruvian financial services and insurance markets;
- economic, business and political developments in Peru and Latin America;

- increases in interest rates;
- dependence on information technology systems;
- changes in actuarial assumptions upon which our annuity business is based;
- dependence on sovereign debt in our investment portfolios;
- changes in the Peruvian real estate market;
- failure to adequately price insurance premiums;
- decreases in the spread between investment yields and the implied interest rates in annuities;
- a devaluation of Peruvian currency;
- increased costs of funding or our inability to obtain additional debt or equity financing on attractive terms;
- changes in regional and global markets;
- increased inflation; and
- the other factors discussed under "Risk Factors" in this offering memorandum.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after the date of this offering memorandum to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a *sociedad anónima* (corporation) organized under the laws of Panama. Substantially all of our directors, officers, controlling persons and certain of the experts named herein reside outside the United States, and all or substantial portions of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon us, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Peruvian counsel that any final and conclusive judgment for a fixed and definitive sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any of the obligations assumed under this offering memorandum would, upon request, be deemed valid and enforceable in Peru without the local court reopening the case, provided that (a) there is in effect a treaty between the country where said foreign court sits and Peru regarding the recognition and enforcement of foreign judgments or, (b) in the absence of such a treaty, the following conditions and requirements are met: (i) the judgment does not resolve matters under the exclusive jurisdiction of Peruvian courts, (ii) such court had jurisdiction under its own private international law rules and under international rules on jurisdiction, (iii) the defendant was served in accordance with the laws of the place where such proceeding took place, was granted a reasonable opportunity to appear before such foreign court and was guaranteed due process rights, (iv) the judgment has the status of *res judicata* in the jurisdiction of the court rendering such judgment, (v) there is no pending litigation in Peru between the same parties for the same dispute, which shall have been initiated before the commencement of the proceeding that concluded with the foreign judgment, (vi) the judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law unless such foreign judgment was rendered first, (vii) the judgment is not contrary to public order or good morals and (viii) it is not proven that such foreign court denies enforcement of the Peruvian judgment or engages in a review of the merits thereof. We have no reason to believe that any of our obligations relating to the securities offered hereby would be contrary to Peruvian public policy and international treaties binding upon Peru or generally accepted principles of international law.

We have been advised by our Panamanian counsel that there is uncertainty as to the enforceability in original actions in Panamanian courts of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Panamanian courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the federal securities laws of the United States. No treaty exists between the United States and Panama for the reciprocal enforcement of foreign judgments and judgments of courts outside Panama, including but not limited to judgments of United States courts, may only be recognized and enforced by the courts of Panama in the event that the Supreme Court of Panama validates the judgment by the issuance of a *writ of exequatur.* Subject to a *writ of exequatur*, any final judgment rendered by any federal or state court located in the State of New York will be recognized, conclusive and enforceable in the courts of Panama without reconsideration of the merits, *provided* that (i) such foreign court grants reciprocity to the enforcement of judgments of courts of Panama, (ii) the party against whom the judgment was rendered, or its agent, was personally served in such action, (iii) the judgment arises out of a personal action against the defendant, (iv) the obligation in respect of which the judgment was rendered is lawful in Panama and does not contradict the public policy of Panama, (v) the judgment is properly authenticated by diplomatic or consular officers of Panama or pursuant to the 1961 Hague Convention on the legalization of documents and (vi) a copy of the final judgment is translated into Spanish by a licensed translator in Panama.

SUMMARY

This summary highlights selected information described in greater detail elsewhere in this document. It does not contain all of the information that may be important to you. This offering memorandum describes the terms of the common shares that we and the selling shareholders are offering, as well as information regarding our business and detailed financial information. You should read the entire offering memorandum carefully, including the risk factors and our consolidated financial statements.

Overview

We are a holding company that provides a wide range of financial services in Peru through our subsidiaries, Interbank and Interseguro. Interbank is a full service bank providing general banking products and services primarily to retail, and also to commercial, customers. As of March 31, 2007, Interbank was the second largest provider of consumer loans in Peru in terms of total loans outstanding, which include all retail loans other than mortgages, with a market share of 19.9%. Within the consumer loan segment, Interbank was also the second largest provider of credit card financing among banks in Peru in terms of outstanding credit card balances, with a 21.9% market share as of March 31, 2007. Interbank serves its customers through 114 *tiendas*, or financial stores, and 724 ATMs throughout Peru, and had over one million retail and commercial customers as of March 31, 2007. Interseguro is a leading insurance company, providing annuities, individual life insurance, disability insurance and survivor benefits and mandatory traffic accident insurance. As of March 31, 2007, Interseguro was the leading provider of annuities in Peru, with a 26.2% market share of all annuity premiums sold during the 12 months ended March 31, 2007. The annuity sector was the largest segment of the Peruvian life insurance industry as of March 31, 2007 and the fastest growing segment of the industry over the five years ended December 31, 2006.

Our management, which consists of certain executive officers of Interbank and Interseguro, believes that a unified financial group such as ours with a coordinated strategy is well positioned to take advantage of growth opportunities in the Peruvian financial services sector. Key to our growth strategy are providing convenient banking and insurance services through our extensive distribution network, delivering continuous product innovation to our clients, identifying synergies arising from cross-selling efforts for financial products and services and maintaining a high quality service.

As of March 31, 2007, we had total assets of S/. 9.4 billion (approximately US$3.0 billion) and Intergroup shareholders' equity of S/. 821.4 million (approximately US$258.0 million). For the three months ended March 31, 2007 and 2006, our net income (attributable to Intergroup shareholders) was S/. 61.9 million (approximately US$19.4 million) and S/. 33.4 million (approximately US$9.9 million), respectively. Our return on average total assets and our return on average Intergroup shareholder's equity for the 12 months ended March 31, 2007 was 2.5% and 30.3%, respectively. For the years ended December 31, 2006 and 2005, our net income (attributable to Intergroup shareholders) was S/. 187.9 million (approximately US$58.8 million) and S/. 132.4 million (approximately US$38.6 million), respectively, our annual return on average total assets was 2.2% and 1.8%, respectively, and our annual return on average Intergroup shareholders' equity was 27.1% and 23.3%, respectively.

The following table shows certain information for Interbank and Interseguro as of and for the three months ended March 31, 2007 and as of and for the year ended December 31, 2006 (excluding discontinued operations).

	Interbank		Interseguro		Total	
	(S/. in millions)	(% of total)	(S/. in millions)	(% of total)	(S/. in millions)	(% of total)
	(As of and for the Three Months Ended March 31, 2007)					
Assets	7,650.7	84.2	1,432.5	15.8	9,083.2	100.0
Liabilities	6,951.4	83.7	1,351.9	16.3	8,303.2	100.0
Total Operating Income	57.8	68.2	27.0	31.8	84.8	100.0

	Interbank		Interseguro		Total	
	(S/. in millions)	(% of total)	(S/. in millions)	(% of total)	(S/. in millions)	(% of total)
	(As of and for the Year Ended December 31, 2006)					
Assets	7,363.7	84.3	1,368.6	15.7	8,732.3	100.0
Liabilities	6,708.9	83.7	1,304.0	16.3	8,012.9	100.0
Total Operating Income	221.0	89.4	26.1	10.6	247.1	100.0

Strengths

Leading Financial Services Provider in Fastest Growing Banking and Insurance Segments

We are a leading financial services company in Peru. We are focused primarily on the retail sector because we believe it presents significant growth opportunities and higher margins. Consumer lending in Peru has increased at a compound annual growth rate of 24.3% over the five years ended December 31, 2006, becoming the fastest growing banking segment in Peru. Interbank is the second largest provider of consumer loans in terms of total loans outstanding, which include all retail loans other than mortgages, in Peru with S/. 1.7 billion (approximately US$534.5 million) outstanding as of March 31, 2007. Within consumer loans, Interbank is also the second largest provider of credit card financing among banks in Peru in terms of outstanding credit card balances with approximately 477,000 credit card accounts and S/. 722.6 million (approximately US$227.0 million) in credit card balances outstanding as of March 31, 2007. Interseguro is a leading life insurance company and is the largest provider of annuities in Peru, with 28.4% of all annuities sold since the product was introduced in 1998 through March 31, 2007 and a 26.2% market share of all annuity premiums sold during the 12 months ended March 31, 2007. Annuities represented the largest segment of the Peruvian life insurance industry with an estimated 42.3% market share of the total premiums sold during the 12 months ended March 31, 2007, and the fastest growing segment in the life insurance sector in Peru over the five years ended December 31, 2006, with a compound annual growth rate in premiums of 32.5%. The annuity segment is expected to continue to grow in coming years due to both an expected increase in the number of members of the Peruvian private pension system retiring and those retirees having higher average pension account balances. Both the banking and insurance sectors in Peru remain highly under-penetrated and thus offer significant growth potential.

Convenient and Extensive Retail Distribution Network

Interbank has built one of the most convenient and extensive retail banking distribution networks in Peru. As of March 31, 2007, Interbank had 114 financial stores located in high traffic areas, including 23 inside supermarkets owned by Supermercados Peruanos, Peru's second largest supermarket chain in terms of square meters, an affiliate of ours. Interbank also offers electronic banking through ATMs and the Internet, as well as telephone banking. Interbank, through its Global Net ATM network, operates the largest ATM network in Peru, with 724 ATMs as of March 31, 2007, and the largest network of ATMs located outside of bank branches in Peru. To provide underserved customers with better access to banking services, Interbank has launched *Interbank-Directo*, an initiative that involves placing innovative point-of-sale terminals in commercial establishments, such as gas stations, drugstores and small stores. These terminals are managed by the establishment owners and allow banking customers to withdraw cash up to a specified limit and pay utility and credit card bills. To supplement its own sales channels, Interseguro also uses Interbank's distribution network to sell mandatory traffic accident insurance policies, as well as life insurance with low premium amounts. Insurance products sold through Interbank's network represented 8.4% of the total premiums sold by Interseguro during the 12 months ended March 31, 2007. We believe that our convenient retail distribution network, together with our product-specific sales forces, has made us more accessible to our customers and has differentiated us from our competitors.

Stable and Diversified Retail Deposit Base and High Quality Retail Loan Portfolio

With over 642,000 individual depositors as of March 31, 2007, Interbank has a diversified deposit base. In addition, as of March 31, 2007, almost 46.4% of Interbank's deposits consisted of retail customer deposits as compared to 40.3% for the Peruvian banking system as a whole. This deposit base not only provides Interbank with a stable, low-cost source of funding, but also provides an opportunity to cross-sell products and services. Interbank's retail deposit market share grew from 7.8% as of December 31, 2001 to 10.8% as of March 31, 2007. As of March 31, 2007, Interbank's loan portfolio was also well diversified, with 52.9% of the loan portfolio coming from retail banking as compared to 31.3% for the Peruvian banking system as a whole. In addition, loans to Interbank's ten largest borrowers represented only 11.5% of its total loan portfolio outstanding as of March 31, 2007. As of March 31, 2007, Interbank had over one million customers.

Demonstrated Ability to Deliver Profitable Growth

Interbank and Interseguro have demonstrated their ability to deliver profitable growth. Interbank was one of the fastest growing banks in Peru based on net income from 2001 to 2006. Interbank's outstanding retail loans, including both consumer and mortgage loans, have grown at a compound annual growth rate of 32.1% over the five years ended December 31, 2006 as compared to 20.1% for the Peruvian banking system as a whole. Strong growth at Interbank has been accompanied by earnings growth, with net income increasing from approximately S/. 11.0 million (approximately US$3.2 million) in 2001 to S/. 160.9 million (approximately US$50.3 million) in 2006, and annual return on average shareholders' equity increasing from 3.2% in 2001 to 26.1% in 2006. In addition, Interseguro's total gross premiums and annuity premiums have grown at compound annual growth rates of 36.4% and 31.6%, respectively, over the five years ended December 31, 2006 as compared to 12.1% and 32.5%, respectively, for the Peruvian insurance system as a whole, and this growth was accompanied by strong profitability, with return on average shareholders' equity growing from a loss in 2001 to 33.1% in 2006. For the 12 months ended March 31, 2007, Interbank's and Interseguro's return on average shareholder's equity was 29.3% and 46.5%, respectively.

Experienced Management Team and Motivated Workforce

We benefit from an experienced and talented management team. Most of the members of our senior management have held executive positions with other major financial institutions in the United States and Latin America. In addition, both Interbank and Interseguro have a culture that emphasizes teamwork and meritocracy and each focuses on attracting highly qualified personnel and maintaining a motivated workforce in order to deliver high quality service. In 2002, 2003, 2004, 2005 and 2006, Interbank was recognized as one of the ten best places to work in Peru by the Great Place to Work Institute. No other bank in Peru has received this recognition for the past five years. In 2003, 2004, 2005 and 2006, Interbank was also recognized as one of the 100 best places to work in Latin America by the Great Place to Work Institute.

Sound Risk Management Policies

Interbank and Interseguro have experienced risk management teams focused on monitoring and managing risks across all business areas, including operational, market, liquidity and credit risks. The growth of Interbank and Interseguro has been accompanied by solid improvements in loan and investment portfolio quality. Past due loans at Interbank have been reduced from 11.7% of total loans as of December 31, 2001 to 1.9% as of March 31, 2007, despite increased consumer lending. Likewise, no single investment made by Interseguro has ever defaulted. Sound risk management is at the very forefront of our culture and will continue to drive high quality profitable growth.

Strategy

Our goal is to become the leading provider of retail financial services in Peru while continuing to maintain high levels of profitability. We intend to achieve these objectives through the following strategies.

Continue to Expand and Develop Our Convenient Distribution Network to Better Serve Existing and New Customers

We believe that bringing banking services and insurance products closer to the homes and facilities of our existing clients and potential new customers is key to our growth. We intend to enhance customer convenience by opening additional financial stores and installing additional Global Net ATMs and *Interbank-Directo* point-of-sale terminals, as well as through the expansion of our electronic and telephone banking services. We also intend to continue to capitalize on our network to sell life and other insurance products in areas of Peru other than Lima.

Interbank plans to add more than 70 new financial stores, 1,000 new ATMs and 800 new *Interbank-Directo* point-of-sale terminals by the end of 2009. Interbank's financial stores are strategically placed in high traffic locations, including inside supermarkets, and offer a convenient layout and extended service hours. *Interbank-Directo* are innovative point-of-sale terminals located in commercial establishments that provide us with an efficient and cost-effective way to expand our distribution network into certain areas of Lima and provinces outside of Lima, most of which have traditionally been underserved by Peruvian banks. We are also using *Interbank-Directo* as a way of assessing the demand for future financial stores or ATMs in new markets.

Grow Our Retail Loan Portfolio

Retail banking in Peru has significant growth potential. As of December 31, 2006, the ratio of total loans to GDP in Peru was only 16.5%. In addition, the ratio of total consumer loans to GDP was only 2.7% and the ratio of mortgage loans to GDP was only 2.3% as of December 31, 2006. The total number of credit cards per inhabitant was only 0.2 as of December 31, 2006. We believe that this low penetration rate in combination with the strong expected growth of the Peruvian economy will support growth in consumer and mortgage loans. Specifically, Interbank is focused on three key retail loan products: credit cards, payroll deduction loans and mortgages. For each of these products, Interbank has developed strategic business plans, including targeted marketing campaigns and a dedicated sales force, and has trained highly qualified personnel at its financial stores to sell these products and provide post-sale customer service. Interbank also intends to capitalize on its expanding distribution network to continue its selling efforts with respect to these key products. In addition, Interbank intends to continue providing financing to real estate developers, which provides Interbank with an opportunity to market its mortgage loans to home buyers.

Focus on Superior Customer Service

Interbank and Interseguro seek to strengthen their relationship with existing customers and attract new clients by focusing on superior customer service. We believe that superior customer service is instrumental to our growth in the retail banking sector, and we will continue to offer our customers personalized, face-to-face service to help them with their banking and insurance needs. Interbank and Interseguro are committed to building a highly motivated team with the skills, capacity and dedication to provide superior customer service on a national scale. To that end, Interbank and Interseguro intend to continue to focus on attracting, training and developing top talent and leveraging the expertise and experience of its management and employees to improve customer service. Interbank's focus on customer service has been recognized by Apoyo Opinión y Mercado, a leading Peruvian consumer research company, which ranked Interbank as the leader in customer service at branches among banks in Peru in its November 2006 and March 2007 surveys. In addition, Interseguro has the leading client satisfaction level among annuity clients for life insurance companies in Peru, as measured by a market survey from November 2006 by Inmark Peru S.A., the Peruvian subsidiary of Grupo Inmark, a Spanish consulting firm.

Commitment to Continuous Innovation

Both Interbank and Interseguro are focused on remaining at the forefront of product innovation and continue to develop new ways to reach customers. Interbank was the first bank in Peru to place financial stores inside supermarkets and to offer payroll deduction loans to public sector employees. In 1996, Interbank introduced *Cuenta Millonaria*, Interbank's most popular savings account, which initially allowed accountholders to participate in bi-annual sweepstakes to win S/. 1.0 million (approximately US$0.4 million). Today, the account features bi-monthly sweepstakes to win an apartment and a car. In the credit card market, Interbank is the only bank in Peru to offer all three major credit cards, Visa, MasterCard and American Express. In addition, we successfully introduced online banking; electronic coin dispensers (the first of their kind in Peru and Latin America); the only ATMs capable of receiving deposits in U.S. dollars, Nuevos Soles and checks; and account balance displays. Interbank is also implementing a pilot program to install payment centers in strategic locations, including next to our financial stores, allowing its customers and other banks' customers to pay taxes and utilities and to perform basic banking transactions. Through these payment centers, Interbank aims to improve both service and operating efficiency and to reduce waiting time for customers at the financial stores. Interbank's focus on innovation is evidenced by its having received five awards since 1998 from Creatividad Empresarial, a consortium composed of Universidad Peruana de Ciencias Aplicadas, a local university; El Comercio, a leading newspaper in Peru; ATV, a television station and Grupo RPP, a radio station, in recognition of corporate creativity and innovation, more than any other bank in Peru. Interbank intends to continue to focus on product innovation to better serve its customer base and attract new clients.

Interseguro also has a strong focus on product innovation and differentiation. Interseguro was the first insurance company in Peru to offer mandatory traffic accident insurance policies through distribution points located in supermarkets. Interseguro continues to develop new products tailored to the needs of the Peruvian population, including annuities with guaranteed periods ranging between 20 to 25 years and its *Vea* insurance policies, which pay claims in the form of *Vea* supermarket vouchers. Insurance penetration in Peru is one of the lowest in Latin America with total insurance premiums as a percentage of GDP of only 1.2% as of December 31, 2006. In the past few years, low and middle income families have increased their disposable income and the funds available to cover other financial needs, including insurance. Interseguro has developed and will continue to develop low premium insurance products to serve these segments. Interseguro is also focused on maintaining an innovative investment strategy and was the first insurance company in Peru to invest in securities of foreign issuers and sovereign debt.

Enhance Interseguro's Leading Position in the Annuity Market and Capitalize on Significant Growth Opportunities in the Peruvian Life Insurance Industry

The life insurance industry in Peru has experienced rapid growth, with annuity premiums increasing at a compound annual growth rate of 32.5% over the five years ended December 31, 2006. During the same period, Interseguro was the fastest growing life insurance company in Peru based on total premiums, reserves and assets, and as of March 31, 2007 it had a leading 26.2% market share in the Peruvian annuity market based on all annuity premiums sold during the 12 months ended March 31, 2007. We believe that the market for annuities will accelerate due to both an expected increase in the number of members of the Peruvian private pension system retiring and those retirees having higher average pension account balances. In addition, Interseguro intends to take advantage of its market position and Interbank's distribution capacity to co-market banking and insurance products.

Actively Pursue Cross-Selling Opportunities to Capitalize on Our Customer Base

We intend to increase our market share and profitability by aggressively cross-selling Interbank's and Interseguro's products and services. As of March 31, 2007, Interbank had approximately one million retail customers, 68.9% of whom had only one retail banking product and 22.4% of whom had two retail banking products. We believe that Interbank's existing customer base represents a significant opportunity to sell additional banking products and services, and to thereby increase Interbank's penetration in the retail market and strengthen loyalty among its customers. We intend to capitalize on this opportunity by enhancing Interbank's data-based marketing efforts to better tailor Interbank's products and related marketing strategies to existing customers. Interbank will continue to invest in new information management tools to allow it to gain insights into the demographics and needs of its customer base, while being able to provide all services at each point-of-sale. We also intend to use Interbank's marketing efforts to increase awareness of Interseguro's product offerings, such as mandatory traffic accident insurance, among existing customers and to co-market banking and insurance products to new customers. Interseguro also believes it will be able to continue to leverage Interbank's and Supermercados Peruanos' distribution network to market its products to new and existing customers.

Reduce Costs and Improve Operating Efficiency in Our Banking and Insurance Operations

Although our retail-oriented business model is more cost intensive than a traditional commercial banking operation, we are committed to reducing Interbank's costs and improving its operating efficiency and profitability. By focusing on technological developments and on the use of electronic distribution channels, Interbank aims to increase its customers' use of electronic transactions, thereby reducing its costs while addressing its customers' evolving needs. An example of key initiatives to reduce costs is the development of Interbank's "credit card factory," which allows Interbank to manufacture a credit card within 30 minutes after submission of a complete application. This initiative not only reduces costs but also encourages use of credit cards. Similarly, Interbank has launched a "mortgage loan factory," an initiative that allows it to assess an applicant's credit risk, obtain a pledge over the related collateral and disburse the loan within nine days after completion of a loan application. We believe this makes Interbank one of the fastest mortgage processors in Peru. In order to improve its operating efficiency, Interbank has established a number of initiatives tailored to optimize key processes. Interbank is currently undergoing an effort to enhance and centralize its back-office operations and to reduce processing costs and errors, while improving procedures through process-standardization and documentation.

Interbank will continue to implement technological solutions aimed at identifying and better understanding cost drivers, improving its pricing processes and adequately assessing Interbank's profitability segments. As evidence of the improvements in Interbank's operating efficiency, Interbank recently obtained its fifth ISO 9001-2000 process certification. Through these cost control initiatives, we will continue to strive to improve Interbank's efficiency ratio.

Since 2003, Interseguro has had one of the lowest administrative costs in the Peruvian insurance sector as measured by administrative expenses divided by premiums sold. For the 12 months ended March 31, 2007, administrative expenses divided by premiums sold totaled 10.5% for Interseguro as compared to a Peruvian insurance sector average of 15.7%. The ISO certifications that Interseguro obtained for its annuity products in December 2005 and for its life insurance products in December 2006 reflect the effectiveness of Interseguro's efforts to continuously improve its internal processes. Interseguro intends to pursue ISO certifications with respect to its other processes and will continue to monitor and control efficiency in order to maintain its low operating cost structure. We believe that these efforts will increase Interseguro's profitability.

Focus on Selected Commercial Banking Products and Services

Although our primary focus is on expanding our retail banking business, we believe there are significant opportunities in the commercial banking sector as a result of anticipated growth in the Peruvian economy. In particular within the commercial banking segment, we intend to focus on low risk, high margin products and services, such as international trade finance, leasing and factoring, especially for small and medium-sized businesses, which are typically underserved by the larger commercial banks in Peru. In addition, we intend to focus on marketing our cash management services, including payroll services, collection and account payments to commercial clients which provide Interbank with opportunities to sell retail products and services to their employees.

History

We are a *sociedad anónima* (corporation) that was organized under the laws of Panama in September 2006. We are the majority owner and controlling shareholder of our subsidiaries, Interbank and Interseguro, which comprise our banking and insurance operations, respectively, and are responsible for coordinating, supervising and establishing their strategy and management policies. We are also focused on identifying and developing potential growth opportunities in the financial services industry in Peru. Although we are incorporated in Panama, we do not conduct business activities in Panama.

Interbank

Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names Banco Internacional del Perú S.A. and "Interbanc." In 1944, the International Petroleum Company acquired a controlling equity interest in Interbank and remained its controlling shareholder until 1967, when it entered into a joint venture with Chemical Bank New York Trust & Co. In 1970, Interbank was transferred to the Peruvian government as part of the then military government's banking reform. In August 1994, as part of the government's privatization efforts, 91% of Interbank's capital stock was acquired by Corporación Interbank, which was owned by a group of investors led by Carlos Rodríguez-Pastor Mendoza, father of our current chairman. Corporación Interbank subsequently transferred its holdings in Interbank to IFH. The remaining shares of Interbank's capital stock were sold mainly to Interbank's employees.

After the acquisition by IFH in 1994, Interbank began conducting business under the name "Interbank" as part of a rebranding and modernization effort. Interbank has transformed itself into one of Peru's leading consumer finance providers and one of the country's most innovative banks, focusing mainly on retail banking and developing a network of convenient deposit-gathering and distribution channels. In April 2001, Interbank acquired certain of Banco Latino S.A.'s (at that time Peru's fifth largest bank) assets and liabilities, including its loan portfolio, and in September 2002, purchased Aval Card Peru S.A.'s credit card portfolio, strengthening its position in the retail banking segment. Interbank's shares are currently listed on the BVL and trade under the symbol "INTERBC1." Currently, approximately 3.2% of Interbank's outstanding shares are publicly traded in Peru. The remaining 96.8% of Interbank's outstanding shares are owned by Intergroup.

As of March 31, 2007, Interbank was the second largest provider of consumer loans in Peru in terms of total loans outstanding, which include all retail loans other than mortgages, with a 19.9% market share. Within the consumer loan segment, Interbank was also the second largest provider of credit card financing among banks in Peru in terms of outstanding credit card balances with a 21.9% market share. Over the five years ended December 31, 2006, Interbank was one of the fastest growing banks in Peru, with net income growing at a compound annual growth rate of 70.9% as compared to 44.5% for the Peruvian banking system as a whole. As of March 31, 2007, Interbank had outstanding loans of S/. 4.3 billion (approximately US$1.3 billion), deposits of S/. 5.9 billion (approximately US$1.9 billion), total assets of S/. 7.7 billion (approximately US$2.4 billion) and shareholders' equity of S/. 634.1 million (approximately US$199.2 million). For the three months ended March 31, 2007 and 2006, Interbank's net income was S/. 37.9 million (approximately US$11.9 million) and S/. 27.0 million (approximately US$8.0 million), respectively. Interbank's return on average shareholder's equity was 29.3% for the 12 months ended March 31, 2007. For the years ended December 31, 2006 and 2005, Interbank's net income was S/. 160.9 million (approximately US$50.3 million) and S/. 113.3 million (approximately US$33.0 million) respectively, and its annual return on average shareholders' equity was 26.1% and 21.6%, respectively.

Interseguro

Interseguro was formed in 1998 as a joint venture between IFH and The Bankers Trust Company, or Bankers Trust (at the time the controlling shareholder of Consorcio Nacional de Seguros S.A.A., the largest insurer in Chile) to benefit from the expansion of the insurance business in Peru. In connection with the sale of Bankers Trust to Deutsche Bank AG in 1999, Bankers Trust's interest in Interseguro was sold to a group of Chilean investors. In 2000, IFH acquired full control of Interseguro from these Chilean investors. In 2001, the World Bank's International Finance Corporation, or IFC, acquired a 15% equity interest in Interseguro. Prior to our corporate reorganization, IFC held 14.3% of Interseguro's total capital. Currently, Intergroup owns all of Interseguro's outstanding equity interests, other than one share held by IFH pursuant to Peruvian regulations. Although its growth has been mostly organic, Interseguro acquired in 2002 the life insurance portfolio of Popular y Porvenir S.A. for S/. 13.6 million (US$3.8 million) and Seguros de Vida Santander Central Hispano S.A. for S/. 32.4 million (US$9.1 million).

Interseguro was the fourth largest life insurance company in Peru, as measured by total assets of S/. 1.5 billion (approximately US$478.9 million) as of March 31, 2007 and gross premiums of S/. 267.5 million (approximately US$84.0 million) for the 12 months ended March 31, 2007, representing a market share of

15.1% and 7.7%, respectively. As of March 31, 2007, Interseguro was the leading provider of annuities in the Peruvian market, with a 26.2% market share of all annuity premiums sold during the 12 months ended March 31, 2007. The annuity segment is the largest and fastest growing sector of the life insurance industry in Peru. As a result, Interseguro was the fastest growing life insurance company in Peru, with assets growing at a compound annual growth rate of 47.0% for the five years ended December 31, 2006, and with premiums increasing at a compound annual growth rate of 36.4% compared to 12.1% for the Peruvian insurance industry as a whole. As of March 31, 2007, Interseguro had shareholders' equity of S/. 163.6 million (approximately US$51.4 million). For the three months ended March 31, 2007 and 2006, Interseguro's net income was S/. 30.4 million (approximately US$9.6 million) and S/. 8.4 million (approximately US$2.5 million), respectively. For the years ended December 31, 2006 and 2005, Interseguro's net income was S/. 43.3 million (approximately US$13.5 million) and S/. 31.2 million (approximately US$9.1 million), respectively, and its annual return on average shareholders' equity was 33.1% and 34.1%, respectively. Interseguro's return on average shareholder's equity was 46.5% for the 12 months ended March 31, 2007.

Corporate Reorganization

Intergroup was established as the result of a corporate reorganization of its ultimate parent, IFH. The purpose of the corporate reorganization was to create a dedicated holding company for IFH's interests in the Peruvian financial services industry. As part of creating that dedicated holding company, IFH, Interbank and Interseguro sold their respective interests in Supermercados Peruanos to a new subsidiary of IFH, IFH Retail Corp., or IFH Retail. The sale of Supermercados Peruanos was made in compliance with SBS resolutions that modified investment limits applicable to insurance companies in Peru and resulted in Interseguro's obligation to reduce its ownership interest in Supermercados Peruanos before June 2007. In addition, IFH's corporate reorganization allows it to simplify its structure by eliminating cross-holdings of members of the IFH group. IFH has advised us that it intends to use Intergroup as its primary vehicle for making investments in Peru's financial services industry in the future.

The following chart reflects our corporate structure after our reorganization and the global offering.



Others(6)
Public Float(1)
IFH Peru Ltd.(3)
2.9%
20.9%
76.2%
100.0%
Intergroup
financial services
Public Float(2)
IFH Retail Corp.
Others(5)
100.0%
96.8%
3.2%
61.1%
Interseguro(4)
Seguros de Vida y Jubilación
Interbank
Supermercados Peruanos

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(1) Includes shares sold to investors in the global offering.

(2) Represents common shares of Interbank traded on the BVL.

(3) IFH directly owns 100.0% of the outstanding equity in Consorcio Financiero Overseas Ltd., a holding company that directly owns 4.9% of Intergroup.

(4) IFH owns one share of Interseguro. Pursuant to Peruvian laws, all corporations must have at least two shareholders.

(5) IFH's main holdings include (i) 99.9% of the outstanding equity in IISA Gestion S.A., an administrative services company in Peru, (ii) 99.9% of the outstanding equity in Centura SAB S.A., a broker-dealer in Peru, (iii) 99.9% of the outstanding equity in BluBank Ltd., a private bank incorporated in Panama, (iv) 100.0% of the outstanding equity in Urbi Propiedades S.A., a real estate development company in Peru, and (v) 99.9% of the outstanding equity in Promotora Intercorp S.A., a company involved in construction and real estate activities in Peru.

(6) Includes IFC and other minority shareholders.

Corporate Information

We are a *sociedad anónima* (corporation) that was organized under the laws of Panama in September 2006. Our principal executive offices are located at Av. Carlos Villarán, Santa Catalina, La Victoria, Lima 13, Peru. Our telephone number is +(511) 219 2270.

The Offering

Issuer	Intergroup Financial Services Corp.
Selling Shareholders	IFH Peru Ltd. Wimsie Investments Inc. Inversionista Golden Hill S.A. International Finance Corporation
Global Offering	We refer to the offering of our common shares outside Peru pursuant to this offering memorandum and the offering of our common shares in Peru pursuant to a separate Spanish-language prospectus, as described below, together as the global offering. The total number of shares expected to be sold in the global offering is 19,230,769 million shares.
Offering outside Peru.	By means of this offering memorandum, we and the selling shareholders are offering 18,269,231 common shares to qualified institutional buyers in the United States, in accordance with Rule 144A under the Securities Act, and to institutions and other investors outside the United States and Peru that are not U.S. persons, in reliance on Regulation S under the Securities Act.
Peruvian offering.	We are conducting a concurrent public offering of 961,538 common shares in Peru, in reliance on Regulation S under the Securities Act. The offering of shares in Peru is being made pursuant to a separate Spanish-language prospectus. The common shares to be offered pursuant to each offering are subject to reallocation, without any limitation, between the offering in Peru and the offering outside of Peru. See "Plan of Distribution."
Use of proceeds.	The net proceeds from our issuance and sale of common shares in the global offering will be approximately US$102.7 million, after deducting the joint book-running managers' estimated discounts, commissions and offering expenses payable by us. We intend to use the net proceeds from the global offering to fund Interbank's expansion, including capital expenditures related to expanding our distribution network, for potential strategic acquisitions in the Peruvian financial services industry and for general corporate purposes. We will not receive any proceeds from the sale of common shares by the selling shareholders, nor will we receive any proceeds pursuant to the exercise of the over allotment option by the joint book-running managers, as the option has been granted by IFH and IFC and not by us. However, IFH will contribute to the capital of IFH Retail approximately S/. 95.8 million (approximately US$30.1 million at March 31, 2007) of the net proceeds from its sale of common shares in the global offering. Those funds will be used by IFH Retail to repay, concurrently with the closing of the global offering, notes issued by IFH Retail to Interbank (in the amount of approximately S/. 19.5 million) and Interseguro (in the amount of approximately S/. 76.3 million) as consideration for the sale of Supermercados Peruanos shares to IFH Retail.

Offering price	The offering price per common share both in the Peruvian offering and in this offering pursuant to this offering memorandum is US$14.00.
Over-allotment option	IFH and IFC have granted an over-allotment option to the joint book-running managers, exercisable on one occasion during the 30 calendar days from the date of this offering memorandum, to purchase up to an aggregate of 2,884,615 additional common shares (15% of the common shares initially offered in the global offering) to cover over-allotments, if any. See "Plan of Distribution."
Voting rights	Each common share entitles the holder to one vote.
Dividend policy	As of February 1, 2007, Intergroup established a dividend policy according to which Intergroup will distribute dividends annually. The amount to be distributed will be proposed by our board of directors and subject to the approval of the general shareholders' meeting. Dividend distributions depend on (i) capital and legal reserve requirements and (ii) our planned investments and capital expenditures. There can be no assurance as to the amount or timing of any dividend payment. See "Dividends and Dividend Policy."
Listing	Our common shares are listed on the BVL under the symbol "IFS" and will trade in U.S. dollars. Additionally, application will be made to have the common shares made eligible for trading on PORTAL.
Settlement	Settlement of the common shares sold in this offering will be made through the book-entry system of DTC in U.S. dollars. Settlement of the common shares sold in the Peruvian offering will be made through the book-entry system of Cavali S.A. ICLV in U.S. dollars.
Risk factors	See "Risk Factors" and other information included in this offering memorandum for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Except as otherwise indicated, all information in this offering memorandum assumes no exercise of the over-allotment option granted by certain of the selling shareholders to the joint book-running managers.

Summary Consolidated Financial Information

The following table sets forth our summary consolidated financial information. The income statement data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 are derived from our audited consolidated financial statements and related notes included elsewhere in this offering memorandum. The income statement data for the three months ended March 31, 2007 and 2006 and the balance sheet data as of March 31, 2007 are derived from our interim financial statements and related notes included elsewhere in this offering memorandum. The interim financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments that we consider necessary to fairly present our results of operations and financial condition for and as of the end of these periods. Our results for the three months ended March 31, 2007 are not necessarily indicative of our results to be expected for the year ended December 31, 2007 and should not be construed as such. The summary balance sheet data as of December 31, 2004 have been derived from our audited financial statements dated as of December 31, 2004 that have not been included in this offering memorandum. The summary balance sheet data as of March 31, 2006 have been derived from our accounting records.

The results included below and elsewhere in this offering memorandum are not necessarily indicative of our future performance. The summary consolidated financial information presented below should be read in conjunction with "Presentation of Financial Information," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and notes to those statements included elsewhere in this offering memorandum.

	As of and for the Years Ended December 31,				As of and for the Three Months Ended March 31,		
	2006	2006	2005	2004	2007	2007	2006
	(US$ in millions)(1)(2)	(S/. in millions)(1)			(US$ in millions)(1)(2)	(S/. in millions)(1)	
CONSOLIDATED INCOME STATEMENT DATA							
Gross financial margin(3)	217.6	695.6	554.7	459.5	67.9	216.1	165.8
Provisions(4)	(39.6)	(126.7)	(116.4)	(119.3)	(12.5)	(39.8)	(35.2)
Fee income from financial services, net	66.9	213.7	190.7	158.6	18.2	58.1	48.6
Result from insurance underwriting, net	(20.2)	(64.7)	(51.9)	(49.2)	(4.6)	(14.8)	(22.5)
Administrative expenses	(129.2)	(412.9)	(357.7)	(306.6)	(37.3)	(118.7)	(101.1)
Net operating margin	95.5	305.1	219.5	143.0	31.7	100.8	55.6
Depreciation of property, furniture and equipment and realizable assets	(12.5)	(39.9)	(30.8)	(28.5)	(3.5)	(11.2)	(9.7)
Amortization	(3.7)	(11.7)	(19.1)	(18.7)	(0.8)	(2.6)	(2.8)
Provision for contingencies and other provisions	(2.0)	(6.4)	(5.5)	(7.5)	(0.7)	(2.2)	(1.4)
Other income, net	9.9	31.7	40.2	(1.0)	1.4	4.6	7.8
Income before workers' profit sharing and income tax	87.2	278.8	204.3	87.2	28.1	89.4	49.5
Current and deferred workers profit sharing	(3.7)	(11.9)	(8.6)	(2.9)	(0.8)	(2.5)	(2.0)
Current and deferred income tax	(21.3)	(68.1)	(49.5)	(16.9)	(5.7)	(18.1)	(11.3)
Income from continuing operations	62.2	198.8	146.2	67.4	21.6	68.7	36.2
Income (loss) from discontinued operations	0.6	2.0	(3.7)	11.1	0.1	0.3	(0.4)
Net income	**62.8**	**200.8**	**142.5**	**78.5**	**21.7**	**68.9**	**35.9**
Attributable to Intergroup shareholders	58.8	187.9	132.4	71.5	19.4	61.9	33.4
Minority interest	4.1	13.0	10.1	7.0	2.2	7.0	2.5

	As of and for the Years Ended December 31,				As of and for the Three Months Ended March 31,		
	2006	2006	2005	2004	2007	2007	2006
	(US$ in millions)(1)(2)	(S/. in millions)(1)			(US$ in millions)(1)(2)	(S/. in millions)(1)	
CONSOLIDATED BALANCE SHEET DATA							
Cash and due from banks	424.8	1,357.8	1,388.0	1,404.7	427.9	1,362.1	1,712.4
Investments, net	802.8	2,565.7	1,470.6	1,226.3	857.2	2,728.3	1,578.4
Total loans	1,382.8	4,419.3	4,153.8	3,635.8	1,436.9	4,573.5	4,144.7
Allowances for loan losses	(62.6)	(200.0)	(208.6)	(270.6)	(68.9)	(219.2)	(220.8)
Fixed assets, net	124.3	397.4	397.0	402.7	123.9	394.4	393.3
Discontinued operations	114.2	365.0	337.6	303.6	113.4	360.9	317.5
Other assets(5)	60.1	192.1	188.5	198.7	76.7	244.1	204.5
Total assets	**2,846.5**	**9,097.3**	**7,726.9**	**6,901.2**	**2,967.1**	**9,444.1**	**8,130.0**
Deposits and obligations	1,802.5	5,760.7	4,556.3	4,379.8	1,881.0	5,987.1	4,898.7
Other liabilities	789.3	2,522.7	2,502.4	1,962.7	811.2	2,582.2	2,579.1
Total liabilities	**2,591.8**	**8,283.5**	**7,058.8**	**6,342.5**	**2,692.2**	**8,569.3**	**7,477.8**
Intergroup shareholders' equity(6)	238.5	762.2	626.5	510.0	258.0(7)	821.4(7)	608.2
Minority interest	16.1	51.6	41.7	48.6	16.8	53.4	44.0
Total shareholders' equity	**254.6**	**813.8**	**668.2**	**558.6**	**274.8**	**874.8**	**652.2**
Average total assets(8)	2,632.1	8,412.1	7,314.0	6,652.6	2,760.6	8,787.1	7,522.3
Average Intergroup shareholders' equity(9)	217.3	694.4	568.2	483.2	239.9	763.5	590.1
Average interest-earning assets(10)	2,402.3	7,677.6	6,639.6	5,949.7	2,529.0	8,049.7	6,866.7
Past due loans	26.6	85.0	118.7	178.5	27.1	86.3	106.9
Earnings per common share(11)	0.7	2.3	1.7	0.7	0.2	0.8	0.4
SELECTED CONSOLIDATED FINANCIAL RATIOS							
Profitability and Performance							
Net interest margin(12)		9.1%	8.4%	7.7%		9.3%	8.8%
Efficiency ratio(13)		55.0%	58.8%	62.2%		53.0%	58.0%
Return on average total assets(14)		2.2%	1.8%	1.1%		2.5%	2.0%
Return on average Intergroup shareholders' equity(15)		27.1%	23.3%	14.8%		30.3%	25.9%
Capital							
Average Intergroup shareholders' equity as a percentage of average total assets		8.3%	7.8%	7.3%		8.1%	7.6%
Total liabilities as a multiple of Intergroup shareholders' equity (at end of period)		10.9x	11.3x	12.4x		10.4x	12.3x
Risk-weighted assets over regulatory capital (Interbank) (at end of period)		8.5x	8.3x	8.0x		7.9x	7.5x
Regulatory capital as a% of risk-weighted assets (Interbank) (at end of period)		11.8%	12.1%	12.5%		12.6%	13.4%
Asset Quality							
Allowances for loan losses as a percentage of past due loans (at end of period)		235.4%	175.8%	151.7%		253.9%	206.5%
Past due loans as a percentage of total loans (at end of period)		1.9%	2.9%	4.9%		1.9%	2.6%

	As of and for the Years Ended December 31,				As of and for the Three Months Ended March 31,		
	2006	2006	2005	2004	2007	2007	2006
	(US$ in millions)(1)(2)	(S/. in millions)(1)			(US$ in millions)(1)(2)	(S/. in millions)(1)	
OTHER DATA							
Inflation rate in Peru for the period(16)		1.14%	1.49%	3.48%		0.62%	1.51%
Exchange rate (at end of period)(17)		3.196	3.430	3.282		3.183	3.357
Average number of common shares outstanding(7)		81.503	81.503	81.503		81.503	81.503
Number of employees (annual average)		3,004	2,633	2,256		3,232	2,870
Number of financial stores (at end of period)		112	106	97		114	106

(1) Except per common share data, percentages and ratios, number of employees, and number of financial stores.

(2) Amounts stated in U.S. dollars for the year ended December 31, 2006 have been translated from Nuevos Soles at the observed exchange rate of S/. 3.196 = US$1.00 as of December 31, 2006. For the three months ended March 31, 2007, the amounts have been calculated at the observed exchange rate of S/. 3.183 = US$1.00 as of March 31, 2007. See "Exchange Rates" for more information on the observed exchange rate.

(3) Gross financial margin represents financial income less financial expenses.

(4) Comprised of provisions for loan losses, net and provisions for impairment of investments, net.

(5) Comprised primarily of net realizable assets (assets received as payment and seized through legal actions), accounts receivable, goodwill, deferred assets from income tax, workers' profit sharing, and deferred interest and interest collected in advance.

(6) Excludes minority interest.

(7) On April 3, 2007, Intergroup acquired additional shares of Interbank and Interseguro from minority shareholders and issued 2,983,876 shares of Intergroup in exchange thereof. As a result, as of that date, 84,487,205 common shares were outstanding. The effect of this transaction was an increase in our capital stock of S/. 32.9 million (approximately US$10.3 million). On May 7, 2007, Intergroup agreed to redeem the total number of common shares outstanding at a nominal value of US$10.00 per share and to issue the same number of shares at a nominal value of US$9.72 per share in order to distribute to our shareholders the retained earnings of Interbank and Interseguro in respect of the year ended December 31, 2006. As a result, Intergroup reduced its capital stock by S/. 75.0 million (approximately US$23.7 million). See "Capitalization."

(8) Average total assets is defined as the sum of total assets as of the end of each period presented and total assets as of the end of the previous annual or interim period, as the case may be, divided by two.

(9) Average total equity is defined as the sum of Intergroup shareholders' equity as of the end of each period presented and Intergroup shareholders' equity as of the end of the previous annual or interim period, as the case may be, divided by two.

(10) Average interest-earning assets include cash and due from banks, total investments and total loans. Average interest-earning assets is defined as the sum of interest-earning assets as of the end of each period presented and interest-earning assets as of the end of the previous annual or interim period, as the case may be, divided by two.

(11) Based on 81,503,000 common shares outstanding.

(12) Net interest margin is defined as gross financial margin divided by average interest-earning assets.

(13) Efficiency ratio is expressed as a percentage and is calculated by dividing (x) administrative expenses plus depreciation and amortization by (y) operating revenue. Operating revenue is the aggregate of gross financial margin, fee income from financial services, net, and result from insurance underwriting, net.

(14) Return on average total assets is defined as net income (attributable to Intergroup shareholders) divided by average total assets.

(15) Return on average total equity is defined as net income (attributable to Intergroup shareholders) divided by average shareholders' equity (before minority interest).

(16) Inflation rate for the period as reported by INEI.

(17) Corresponds to S/. per US$1.00.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information presented in this offering memorandum, before buying our common shares. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition. In that event, the market price of our common shares could decline, and you could lose all or part of your investment.

We are subject to risks that are presented both in this section, in "Management's Discussion and Analysis of Results of Operations and Financial Condition" and elsewhere in this offering memorandum.

Risks Relating to Our Business

We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends to us.

As a holding company, all of our operations are conducted through our subsidiaries, Interbank and Interseguro. Accordingly, our ability to pay dividends to you will depend upon our receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions in Peru that may limit our subsidiaries' ability to pay dividends or make other payments to us, such as the obligation to maintain minimum regulatory capital and minimum liquidity. In addition, Interbank and Interseguro may incur indebtedness or enter into other arrangements containing terms that may restrict or prohibit the payment of dividends, the making of other distributions, or the making of loans to us. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends to us, our ability to pay dividends to our shareholders will be adversely affected.

As a holding company, our right to receive any distribution of assets of our subsidiaries may be effectively subordinated to the rights of our subsidiaries' creditors, and you may have limited recourse against our subsidiaries' assets in case of our liquidation.

As a holding company, our right to receive any distribution of assets of our subsidiaries upon any subsidiary's liquidation or reorganization or otherwise (and thus the ability of the holders of our common shares to benefit from such distribution), will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by us as a creditor of such subsidiary may be recognized as such. Accordingly, holders of our common shares will have rights that will effectively be subordinated to all existing and future liabilities of our subsidiaries, and, in the event of any claim against us, our shareholders may have recourse only against our assets, and not those of our subsidiaries, for payments. The only assets that we currently hold are our equity interests in our subsidiaries.

Interbank and Interseguro are subject to extensive supervision and regulation. Changes in existing regulations or the implementation of future regulations may adversely affect our financial condition and results of operations.

Interbank and Interseguro are subject to extensive supervision and regulation by the SBS. Peru's constitution and the SBS's statutory charter grant the SBS the authority to oversee and supervise banks, insurance companies and other financial institutions. The SBS oversees all of Interbank's and Interseguro's subsidiaries and branches and their operations. Interbank is also subject to regulation and oversight by the Central Bank.

Changes in the supervision and regulation of Interbank and Interseguro could adversely affect our results of operations and financial condition. For example, the SBS and the Central Bank regulate, and have in the past changed, capital structure and deposit reserve requirements, rules regarding provisions for loan losses and legal lending limits applicable to Peruvian commercial banks. The SBS also regulates the Peruvian insurance industry. Since annuities began to be offered by insurance companies in 1993, the SBS has implemented major changes affecting reserve requirements for insurance companies, such as Interseguro. For example, in August 2006, the SBS updated the mortality tables used for calculating reserves for new annuities. The new mortality tables assume longer life expectancies and could result in higher reserve requirements, which in turn could adversely affect Interseguro's financial condition, or could result in lowered implied interest rates on Interseguro's annuities. New legislation or regulations applicable to the insurance industry may adversely affect Interseguro's ability to underwrite and price risks accurately. In addition, the SBS may change the types of and limits on eligible investments, which could force Interseguro to liquidate current investments on less favorable terms than if they were held to maturity and restrict Interseguro from making investments that its management deems to be beneficial.

We cannot predict whether and to what extent new laws and regulations, or changes to existing laws and regulations, affecting Interbank's and Interseguro's business will be adopted in the future, the timing of any such adoption and what effect such events would have on our operations, profitability and financial condition.

Our principal shareholder, IFH, is subject to capital requirements imposed by the SBS, and IFH's failure to comply with these requirements could have a material adverse effect on our business.

The SBS has established minimum capital requirements for financial services holding companies on a fully consolidated basis, which the SBS evaluates on an annual basis. As a result of its direct and indirect equity interest in Interbank and Interseguro, our principal shareholder, IFH, is subject to these minimum capital requirements. IFH owns businesses in addition to ours, and financial information relating to both our business and to those other businesses is used to determine compliance with the minimum capital requirements. If IFH fails to comply with these requirements, the SBS may request IFH to take certain actions to achieve compliance. If IFH fails to take these actions, the SBS could suspend or revoke Interbank's and Interseguro's licenses to operate in Peru, which would have a material adverse effect on our business.

Interbank and Interseguro may suffer losses in their investment portfolios because of volatility in the capital markets and in exchange rates, which could adversely affect our results of operations.

Interbank and Interseguro may suffer losses related to their investments in fixed income and equity securities, and to their positions in currency markets, because of changes in market prices, defaults, fluctuations in market interest rates and exchange rates or other reasons. A downturn in the capital markets may lead Interbank and Interseguro to record net losses due to a decline in the value of their investment portfolios, in addition to losses from trading positions caused by volatility in prices in the financial markets, even in the absence of a general economic downturn. Any such losses could have a material adverse effect on our results of operations.

Interbank and Interseguro face intense competition from other banking, insurance and financial institutions, and if they are unable to compete successfully, our business could suffer.

The banking market in Peru is highly competitive. Interbank has experienced strong competition from local and foreign banks, which has placed pressure on margins, and, most recently, from Peruvian pension funds that lend to Interbank's current and potential corporate customers. Competition has negatively affected Interbank's loan growth and reduced the average interest rates that Interbank can charge its customers. Interbank's competitors may have access to greater resources and be more successful in the development of technologically advanced products and services that may compete directly with Interbank's products and services. If these entities are successful in developing products and services that are more effective or less expensive than the products and services offered by Interbank, Interbank may be unable to compete successfully. Even if Interbank's products and services prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products and services than Interbank because of their greater financial resources, higher sales and marketing capacity, and other factors. Interbank may not be able to maintain its market share if it is not able to match its competitors' loan pricing or keep pace with their development of new products and services.

The Peruvian insurance market, particularly the annuity and life insurance sectors, is highly competitive. Interseguro's principal competitors are Invita Seguros de Vida, Rímac Compañía de Seguros y Reaseguros, El Pacífico Vida Compañía de Seguros y Reaseguros and Mapfre Peru Vida Compañía de Seguros, some of which are large insurance companies that offer a wider range of products. Insurance companies that offer a wider range of products than Interseguro does may have better access to independent brokers who sell insurance to customers. In addition, Interseguro may also face competition from non-traditional insurance providers, including private pension funds, which could be allowed to offer annuities in the future. Any adverse impact on Interbank or Interseguro resulting from increased competition could have a material adverse effect on our results of operations and financial condition.

The significant share ownership of our principal shareholder may conflict with your interests and may have an adverse effect on the future market price of our shares.

Prior to the global offering, our principal shareholder, IFH, owned, directly and indirectly, approximately 96.5% of our outstanding voting common shares. Following the global offering, we expect that IFH will beneficially own approximately 76.2% of our outstanding voting common shares. Actions by IFH with respect to the disposition of our common shares that it beneficially owns or the perception that such actions will occur, may negatively affect the trading prices of the common shares.

In addition, IFH will be able to elect a majority of the members of our board of directors and thus determine our business strategies and the outcome of most actions that require shareholder approval, including the approval of mergers and other extraordinary transactions and the payment of dividends. The controlling shareholder of IFH may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, IFH will directly or indirectly own beneficial interests in other business concerns, including interests in the financial services industry, which businesses may seek objectives different than those of Intergroup and adverse to your interests. However, Peruvian banking and insurance regulations prohibit a single shareholder from owning more than a 5% interest in more than one bank or insurance company in Peru. The concentration of ownership also may delay, prevent or deter a change in control of Intergroup, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of Intergroup and might ultimately affect the market price of our common shares.

The board of directors of IFH has decided to conduct IFH's financial services business in Peru, only through us. Nevertheless, there is no binding agreement preventing IFH from changing its corporate policy in the future, including engaging in financial activities in Peru through other entities that may compete directly with us. Furthermore, IFH can compete with Intergroup in Peru with respect to other investment opportunities.

The retail banking market is exposed to macroeconomic shocks that may negatively impact household income, and a downturn in the economy could result in increased loan losses.

Interbank's strategy is to focus on the retail banking sector and to grow its retail loan portfolio rapidly. As a result, Interbank's loan portfolio will become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of Interbank's retail customers and result in increased loan losses. Furthermore, because the penetration of bank lending products in the Peruvian retail sector historically has been low, there is no basis on which to evaluate how the retail sector will perform in the event of an economic crisis, such as a recession or a significant devaluation, and Interbank's historical loan loss experience may not be indicative of the performance of its loan portfolio in the future.

Interest rate increases could adversely affect Interbank's results of operations.

Interbank's results of operations depend to a large extent on its financial margin, which in turn depends on Interbank's ability to charge interest on interest-earning assets, such as loans to customers, that is higher than the interest it pays on interest-bearing liabilities, such as deposits. Market interest rates are sensitive to many factors beyond our control. An increase in market interest rates in Peru could require Interbank to increase the interest rates it pays on deposits. If Interbank were unable to implement commensurate and timely increases in interest rates on loans it originates, Interbank's margins would decline. In addition, Interbank's primary sources of funds are retail deposits with no specific or contractual maturity, and a substantial portion of the loans it originates have a longer term. The difference in maturities between deposits and loans could magnify the effect of any interest rate mismatch, as well as pose a liquidity risk if Interbank were not able to obtain funding as its liabilities matured.

Actual mortality and life expectancy rates and other factors may differ from those assumed in the calculation of annuity actuarial reserves and may adversely affect Interseguro's results of operations and financial condition.

Annuity actuarial reserves are calculated monthly by Interseguro using mortality tables published by the SBS. These tables are created based on mortality information collected by the SBS over specific periods of time, adjusted periodically for increases in life expectancy. Changes in these tables and assumptions may lead to increases in annuity reserves and may have an adverse effect on Interseguro's results of operations and financial condition.

In addition, actual mortality and life expectancy rates may differ from those assumed in the initial calculation of and periodic adjustments to annuity reserves. If Interseguro's assumptions differ materially from actual mortality rates, Interseguro could be required to make payments under annuities sold for a longer period of time than originally estimated, and existing reserves could fall short of actual payments. Significant shortfalls could have a material adverse effect on Interseguro's results of operations and financial condition.

Interbank's and Interseguro's reliance on Peruvian sovereign debt in their respective investment portfolios leaves them vulnerable to a default on such debt.

A substantial portion of Interbank's investment portfolio consists of Peruvian sovereign bonds, which represented approximately 48.9% and 8.5% of Interbank's total investment portfolio and total assets, respectively, as of March 31, 2007, 53.4% and 9.3% as of December 31, 2006 and 10.0% and 0.6% as of December 31, 2005. Similarly, a substantial portion of Interseguro's investment portfolio consists of Peruvian sovereign bonds, which represented approximately 19.2% of Interseguro's total investment portfolio as of March 31, 2007, 22.4% as of December 31, 2006 and 23.7% as December 31, 2005. A default on such bonds could have a material adverse effect on Interbank's and Interseguro's results of operations and financial condition.

A substantial portion of Interseguro's annuity sales are attributable to a retirement program that has been recently changed and may expire in the future.

Approximately 20.0% of Interseguro's total annuity premiums sold for the 12 months ended March 31, 2007 resulted from the Peruvian government's early retirement program (*Régimen Especial de Jubilación Anticipada*), which expired in December 2005. In March 2007, the Peruvian government created a new retirement program that is scheduled to expire in January 2009. Compared to the previous retirement program, this new program includes additional requirements with respect to qualification for early retirement, as well as conditions that may lower pension amounts. These changes have led to a decrease in the sales of annuities. In addition, if the government fails to renew this new retirement program, or if a renewed program has less favorable conditions, our sales of annuities could be expected to decrease upon its expiration.

Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

Interseguro's investment portfolio includes real estate investments, all of which are located in Peru. Real estate investments are relatively illiquid, and Interseguro's ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Interseguro wants or needs to sell a property, it may not be able to do so in the desired time period or on favorable terms, which could adversely affect its results of operations and financial condition.

Interseguro also faces credit risks with respect to its real estate investments. Interseguro generally invests in two types of real estate projects: commercial projects and housing developments. For commercial projects, Interseguro enters into long-term leases with anchor stores (typically 15 to 30 years) and medium-term leases with smaller stores in shopping malls (typically two to six years). In the case of long- and medium-term leases, Interseguro's tenants may experience a downturn in their business, which could weaken their financial condition and result in the tenants' inability to make lease payments to Interseguro in a timely manner or at all. In the case of medium-term leases, Interseguro may not be able to promptly renew leases with existing tenants or lease the properties to new tenants. In addition, even if Interseguro is able to enter into renewal or new leases in a timely manner, the terms of those leases may be less favorable than the terms of the expiring leases because the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases.

With respect to investments in housing developments, although Interseguro generally will not commence construction until at least 50% of the units have been sold, Interseguro may not be able to sell the remaining units after construction has begun. If Interseguro is unable to sell a sufficient number of housing units, its investment in the development may be unprofitable and could adversely affect our results of operations and financial condition. As of March 31, 2007, Interseguro's investments in real estate projects considered eligible by the SBS totaled S/. 100.8 million, which represented 6.8% of Interseguro's total investment portfolio.

Interseguro's failure to underwrite and price insurance premiums accurately for the products it offers would adversely affect its results of operations.

Interseguro's operating performance and financial condition depend on its ability to underwrite insurance policies and set premium rates accurately. Interseguro must generate sufficient premiums to offset claim losses and cover operating and underwriting expenses so it may earn a profit. In order to price insurance policies accurately, Interseguro must collect and analyze a substantial volume of data, develop, test and apply appropriate rating formulae, closely monitor changes in trends in a timely fashion and project both severity and frequency of loss with reasonable accuracy. If Interseguro fails to assess accurately the risks that it assumes or does not reinsure an appropriate level of risk, it may fail to establish adequate premium rates, which could reduce income and have a material adverse effect on its operating results or financial condition.

Decreases in the spreads between investment yields and implied interest rates paid on the annuities that Interseguro sells may adversely affect its results of operations.

Interseguro's results of operations are affected by the spread between the yield of its investment portfolio and the implied interest rates paid on the annuities it sells. In recent years, implied interest rates for annuities sold in the Peruvian market have decreased as prevailing investment yields have decreased. However, Interseguro's results of operations will suffer if investment yields continue to decrease and Interseguro cannot maintain the spreads through further reductions in the implied interest rates for annuities, or if it is required to increase these implied interest rates, as a result of market pressures or otherwise, at a time when investment yields do not also increase. Decreases in these spreads could adversely affect our results of operations.

Tax exemptions and tax rates applicable to a substantial portion of our earnings coming from our investment portfolio might be placed under review by the Peruvian government.

A substantial portion of our investment earnings consisting of capital gains and interest income are exempt from Peruvian income taxes through December 2008. Beginning 2009, capital gains and interest related to investments that cover annuity reserves will be deemed non-taxable income, while capital gains and interest related to all other investments will be subject to a 30% corporate rate of income tax. We cannot assure you that tax rates will not increase in the future and have a material adverse effect on our results of operations and financial conditions.

Interruption or failure in Interbank's information technology systems may adversely affect its operations.

As a financial institution, Interbank's success depends on the efficient and uninterrupted operation of its computer and communications hardware systems, including systems relating to the operation of Interbank's *tiendas*, or financial stores, ATMs, *Interbank-Directo* points-of-sale and website. Interbank's computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, computer viruses, physical or electronic break-ins and similar events or disruptions. Any of these events could cause system interruptions, delays and losses of critical data and could prevent Interbank from operating at optimal levels or at all. Furthermore, Interbank's disaster recovery planning may not be sufficient for all eventualities, and Interbank may have inadequate insurance coverage or insurance limits to be compensated for losses from a major interruption. If any of these events were to occur, it could damage Interbank's reputation, be expensive to remedy and adversely affect Interbank's operations, as well as our results of operations and financial condition.

Risks Relating to Peru

Economic and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on our results of operations and financial condition.

Substantially all of the operations and customers of our subsidiaries are located in Peru. Accordingly, our results of operations and financial condition will be dependent on the level of economic activity in Peru. Our results of operations and financial condition could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including, devaluation, currency exchange controls and economic growth.

During the past several decades, Peru has had a history of political instability that has included a succession of regimes with differing economic policies and programs. Previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

In 2001, Alejandro Toledo was elected President of Peru. President Toledo retained, for the most part, the economic policies of the previous government and focused on achieving sustained economic growth, increasing exports of Peruvian goods, reducing unemployment, underemployment and poverty, reforming the tax system, fostering private investment and increasing public investment in education, public health and other social programs, while reducing overall public spending. President Toledo also implemented fiscal austerity programs, among other programs, to stimulate the economy. Despite Peru's economic growth, the Toledo administration at times faced public criticism spurred by its handling of public affairs and by high levels of unemployment, underemployment and poverty.

On July 28, 2006, former president Alan García Pérez, leader of the American Popular Revolutionary Alliance, took office as President for the second time. García previously held office from 1985 to 1990. García has pledged to follow conservative economic policies and has indicated a desire to avoid the mistakes of his past government. Furthermore, García has announced that, in general terms, his administration will follow economic policies similar to those of former President Toledo's administration.

It is uncertain whether the Peruvian government, including the administration of President García, will continue to pursue business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. In addition, there can be no assurance that these policies will result in further economic growth.

Potential exchange controls implemented by the Peruvian government and devaluation of the Nuevo Sol could adversely affect our ability to pay dividends and our financial condition.

Any dividends paid to us by Interbank and Interseguro will be paid in Nuevos Soles. While the Peruvian government currently imposes no restrictions on a company's ability to transfer U.S. dollars from Peru to other countries, to convert Peruvian currency into U.S. dollars or to remit dividends abroad, Peru has implemented restrictive exchange controls in the past. There can be no assurance that the Peruvian government will continue to permit such transfers, conversions or remittances without any restriction. In addition, a devaluation of the Nuevo Sol against the U.S. dollar would decrease the dollar value of any dividends we pay to our shareholders.

A devaluation of the Nuevo Sol could have a material adverse effect on our results of operations and financial condition.

A sudden and significant devaluation of the Nuevo Sol could have a material adverse effect on our financial condition and results of operations. As the Peruvian banking system is highly dollarized with 64.7% of loans and 60.7% of deposits denominated in U.S. dollars as of March 31, 2007, devaluation of the Nuevo Sol against the U.S. dollar could have a negative impact on the ability of Interbank's and Interseguro's clients to repay loans and make premium payments. Despite any devaluation, and absent any change in foreign exchange regulations, Interbank and Interseguro would be required to continue to repay dollar-denominated deposits and dollar-denominated insurance benefits in U.S. dollars. In addition, while we seek to manage the gap between Interbank's foreign currency-denominated assets and liabilities, by matching the volumes and maturities of Interbank's Nuevo Sol-denominated loans against Interbank's Nuevo Sol-denominated deposits for instance, we may not be successful in doing so. Therefore, any significant devaluation of the Nuevo Sol against the U.S. dollar could have a material adverse effect on our consolidated results of operations and financial condition.

The Peruvian economy could be adversely affected by economic developments in regional or global markets.

Financial and securities markets in Peru are influenced, to varying degrees, by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors' perceptions of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Peru. The Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, negatively affecting the market value of securities in many markets throughout Latin America. The crisis in the Asian markets, beginning in 1997, resulted in sharp devaluations of other Asian currencies and negatively affected markets throughout Asia, as well as many markets in Latin America. Similar adverse consequences resulted from the economic crisis in Russia in 1998, the Brazilian devaluation in January 1999 and the Argentine crisis in 2001. In addition, Peru continues to be affected by events in the economies of its major regional partners. Furthermore, the Peruvian economy may be affected by events in developed economies that are trading partners or that affect the global economy. Negative economic developments in the international markets in the future can be expected to adversely affect the Peruvian economy and financial system and therefore us.

The stability of the Peruvian financial system depends on the public's confidence in Peruvian banking and financial institutions.

Financial institutions, including Interbank and Interseguro, depend on public confidence in the Peruvian financial system. In the event of a general downturn in Peru's economic, social or political condition or if a bank faces liquidity problems, the general public may significantly withdraw their deposits and savings from the troubled bank or from banks generally, thereby precipitating a liquidity crisis.

If depositors withdraw significant holdings from banks generally, including Interbank, there will be a substantial adverse impact on the manner in which financial institutions, including Interbank and Interseguro, conduct their business, on their ability to operate as financial intermediaries and on their financial condition, which would adversely affect our results of operations and financial condition.

Increased inflation in Peru could have an adverse effect on the Peruvian long-term credit market as well as the Peruvian economy generally and, therefore, on our results of operations.

In the past, inflation has materially undermined the Peruvian economy and the government's ability to create conditions that would support economic growth. A return to a high inflation environment would also undermine Peru's foreign competitiveness, with the same negative effects on the level of economic activity and employment. In addition, a return to high inflation would undermine confidence in Peru's banking system in general, which would negatively and materially affect our business volumes and potentially preclude us from fully resuming lending activities.

Risks Relating to the Common Shares and the Offering

There may be a lack of liquidity and market for our common shares.

We have not registered the common shares offered hereby under the Securities Act, and the common shares will be subject to transfer restrictions. Although our common shares are listed on the BVL, we cannot assure you that a liquid trading market for our common shares will develop on that exchange. The BVL is substantially smaller, less liquid and more volatile than the major securities markets in the United States. If an active trading market does not develop or is not sustained, it may be difficult for you to sell your common shares at an attractive price or at all. We cannot predict the price at which our common shares will trade. Future trading prices of our common shares will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

The price of our common shares may be volatile.

The trading price of our common shares following the global offering may fluctuate substantially and may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our common shares. The factors that could cause fluctuations include, but are not limited to, the following:

- overall price and volume fluctuations affecting the exchanges on which our common shares are listed;
- significant volatility in the market price and trading volume of banking or insurance company securities generally;
- actual or anticipated changes in our earnings, fluctuations in our operating results or the failure to meet the expectations of financial market analysts and investors;
- investor perceptions of the banking and insurance industries in general and our company in particular;
- the operating and stock performance of comparable companies;
- general economic conditions and trends;
- catastrophic events;
- changes in accounting standards, policies, guidance, interpretation or principles;
- regulatory changes;
- loss of external funding sources; or
- sales of large blocks of our stock or sales by insiders.

You may have fewer and less well defined rights than shareholders of a company organized in the United States.

We are a *sociedad anónima* (corporation) organized under the laws of Panama. Our corporate affairs are governed by our organizational documents and the laws of Panama. Under such documents and laws, our shareholders, and therefore holders of our common shares, may have fewer or less well defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, we have applied to list our shares on the BVL and will be subject to its rules and regulations, which may further limit shareholders' rights.

You may have difficulty enforcing judgments against us, our officers and directors and our controlling shareholder.

Substantially all of our directors, officers, controlling persons and certain of the experts named herein reside outside the United States, and all or substantial portions of our assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or upon us, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Peruvian counsel that any final and conclusive judgment for a fixed and definitive sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any of the obligations assumed under this offering memorandum would, upon request, will be deemed valid and enforceable in Peru without the local court reopening the case, provided that (a) there is in effect a treaty between the country where said foreign court sits and Peru regarding the recognition and enforcement of foreign judgments or, (b) in the absence of such a treaty, the following conditions and requirements are met: (i) the judgment does not resolve matters under the exclusive jurisdiction of Peruvian courts, (ii) such court had jurisdiction under its own private international law rules and under international rules on jurisdiction, (iii) the defendant was served in accordance with the laws of the place where such proceeding took place, was granted a reasonable opportunity to appear before such foreign court and was guaranteed due process rights, (iv) the judgment has the status of *res judicata* in the jurisdiction of the court rendering such judgment, (v) there is no pending litigation in Peru between the same parties for the same dispute, which shall have been initiated before the commencement of the proceeding that concluded with the foreign judgment, (vi) the judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law unless such foreign judgment was rendered first, (vii) the judgment is not contrary to public order or good morals and (viii) it is not proven that such foreign court denies enforcement of Peruvian judgment or engages in a review of the merits thereof.

We have been advised by our Panamanian counsel that there is uncertainty as to the enforceability in original actions in Panamanian courts of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Panamanian courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the federal securities laws of the United States. No treaty exists between the United States and Panama for the reciprocal enforcement of foreign judgments and judgments of courts outside Panama, including but not limited to judgments of United States courts, may only be recognized and enforced by the courts of Panama in the event that the Supreme Court of Panama validates the judgment by the issuance of a *writ of exequatur*. Subject to a *writ of exequatur*, any final judgment rendered by any federal or state court located in the State of New York will be recognized, conclusive and enforceable in the courts of Panama without reconsideration of the merits, *provided* that (i) such foreign court grants reciprocity to the enforcement of judgments of courts of Panama, (ii) the party against whom the judgment was rendered, or its agent, was personally served in such action, (iii) the judgment arises out of a personal action against the defendant, (iv) the obligation in respect of which the judgment was rendered is lawful in Panama and does not contradict the public policy of Panama, (v) the judgment is properly authenticated by diplomatic or consular officers of Panama or pursuant to the 1961 Hague Convention on the legalization of documents and (vi) a copy of the final judgment is translated into Spanish by a licensed translator in Panama.

In addition, our by-laws contain a general indemnification provision for our officers and directors for any loss, change or payment arising out of any claim or right of action, both individually and on our behalf, against any of them. The indemnity provision covers any damage or loss resulting from any action taken by any of our officers or directors, or failure by any of our officers or directors to take any action while in the performance of his or her duties. The indemnity provision does not cover any damage or loss resulting from gross negligence, willful misconduct, fraud or dishonesty on the part of any of our officers or directors.

Different disclosure and accounting principles in Peru and the United States may provide you with different or less information about us than you expect.

There may be less publicly available information about us than is regularly published about companies in the United States and certain other jurisdictions. We are not subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and, therefore, are not required to comply with the information disclosure requirements that it imposes. Additionally, we present our annual financial statements and other financial information in accordance with Peruvian GAAP, which differs from U.S. GAAP and IFRS. A discussion of some of the principal differences between Peruvian GAAP, U.S. GAAP and IFRS as they relate to us is included in Annex A. However, we have not quantified the effects of such differences and therefore cannot assure you that we have identified all of the differences that are material.

We could be considered a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences for U.S. investors.

Based upon the nature of our subsidiaries' business activities, we believe that we are not currently classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. If you are a U.S. investor and we are treated as a PFIC for U.S. federal income tax purposes, you could be subject to an interest charge when you receive certain distributions from us or when you sell your shares. In addition, the gain from the sale of your shares will generally be treated as ordinary income, although a loss, if any, will be treated as capital loss. The deductibility of certain capital losses is subject to limitations. See "Taxation — United States Tax Considerations — Passive Foreign Investment Companies" included elsewhere in this offering memorandum.

One or more of our subsidiaries could be classified as a PFIC for U.S. federal income tax purposes.

As discussed in more detail in "Taxation — United States Tax Considerations," U.S. investors face unique U.S. tax issues from indirectly owning interests in a PFIC that may result in adverse U.S. tax consequences to them. See "Taxation — United States Tax Considerations — Passive Foreign Investment Companies" included elsewhere in this offering memorandum.

USE OF PROCEEDS

The net proceeds from our issuance and sale of common shares in the global offering will be approximately US$102.7 million, after deducting the joint book-running managers' estimated discounts, commissions and offering expenses payable by us. We intend to use the net proceeds from the global offering to fund Interbank's expansion, including capital expenditures related to expanding our distribution network, for potential strategic acquisitions in the Peruvian financial services industry and for general corporate purposes.

We will not receive any proceeds from the sale of common shares by the selling shareholders, nor will we receive any proceeds pursuant to the exercise of the over-allotment option by the joint book-running managers, as the option has been granted by IFH and IFC and not by us. However, IFH will contribute to the capital of IFH Retail approximately S/. 95.8 million (approximately US$30.1 million at March 31, 2007) of the net proceeds from its sale of common shares in the global offering. Those funds will be used by IFH Retail to repay, concurrently with the closing of the global offering, notes issued by IFH Retail to Interbank (in the amount of approximately S/. 19.5 million) and Interseguro (in the amount of approximately S/. 76.3 million) as consideration for the sale of Supermercados Peruanos shares to IFH Retail.

MARKET INFORMATION

CONASEV

We are subject to certain reporting requirements of the CONASEV. CONASEV is the Peruvian government institution charged with promoting the securities markets, protecting minority shareholders' rights, ensuring fair competition in the markets, supervising the proper management of businesses that trade on the BVL and regulating their activities and accounting practices. Intergroup, Interbank and Interseguro must inform CONASEV of significant events affecting their businesses and are required to provide financial statements to the BVL in accordance with reporting timetables issued by CONASEV.

CONASEV is governed by a nine-member board appointed by the government. CONASEV has broad regulatory powers, including supervision of all companies incorporated in Peru as well as Peruvian branches and agencies of foreign corporations, the process of admission of members to the BVL, the authorization for the creation of exchanges and the approval of the registration of offerings of securities. CONASEV supervises the securities markets and the dissemination of information to investors. It also governs the operations of the Peruvian *Registro Público del Mercado de Valores* (Public Registry of Securities and Brokers), regulates mutual funds and their management companies, monitors compliance with accounting regulations by companies under its supervision and the accuracy of financial statements and registers and supervises auditors providing accounting services to those companies under CONASEV's supervision. On August 22, 1995, CONASEV approved regulations governing the public offering of securities in Peru by entities organized outside of Peru and, for the first time, authorized foreign companies to be listed on the BVL.

The BVL

Our common shares are listed on the BVL under the symbol "IFS."

As of March 31, 2007, there were 274 companies listed on the BVL, Peru's only securities exchange, which was established in 1970. Trading on the BVL is conducted primarily through an electronic trading system that became operational in August 1995. Trading hours are Monday through Friday as follows: 9:00 a.m. to 9:30 a.m. (pre-market ordering); 9:30 a.m. to 1:30 p.m. (trading); and 1:30 p.m. to 2:00 p.m. (after market sales). Equity securities may also be traded in an open cry auction floor session, which was the exclusive method of trading equity securities prior to the introduction of electronic trading. Nearly 100% of transactions currently take place by means of the electronic system.

Transactions during both open cry and electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit their orders in strict accordance with written instructions, following the chronological order of their receipt. The orders specify the type of security ordered or offered, the amounts and the price of the sale or purchase, as the case may be. In general, share prices are permitted to increase or decrease as much as 15% within a single trading day. When shares increase or decrease in price by more than 15% within a single trading day, trading of such shares is suspended by the BVL until the subsequent trading day.

As of March 31, 2007, the BVL market capitalization was US$78.0 billion and the daily average trading volume in U.S. dollars for the three months ended March 31, 2007 was approximately US$33.6 million.

Market Regulation

As of December 1996, a new Peruvian securities law, Legislative Decree 861, as amended, or the Securities Market Law, superseded Legislative Decree 755, which had been in effect since November 1991. The Securities Market Law addresses such matters as transparency and disclosure, takeovers and corporate actions, capital market instruments and operations, the securities markets and broker-dealers and risk rating agencies.

Pursuant to the Securities Market Law, CONASEV was given additional responsibilities relating to the supervision, regulation and development of the securities market, while the BVL and its member firms were granted self-regulatory status. Additionally, a unified system of guarantees and capital requirements was established for the BVL and its member firms. In particular, a guarantee fund must now be maintained by the BVL and funded by its member firms. The purpose of the fund is to secure liabilities of any brokerage house with its clients in relation to the operation and activities performed by them.

Coverage provided by the fund for each client amounts to approximately US$30,000. The actual contributions to be made by the 21 member firms of the BVL are based on volume traded over the exchange. In addition to the guarantee fund managed by the BVL, each member firm is required to maintain a guarantee for operations carried outside the exchange in favor of CONASEV. Such guarantees are generally maintained through stand-by letters of credit issued by local banks.

DIVIDENDS AND DIVIDEND POLICY

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

Our annual dividend is proposed by our board of directors and approved at our annual ordinary meeting of shareholders. Dividends are paid to shareholders who held common shares as of the record date preceding the date set for payment of the dividend. Under Peruvian law, investors who purchase shares of a publicly traded company within three business days prior to the record date for a dividend payment are not entitled to that payment, as the shares begin trading ex-dividend three business days prior to the record date.

As of February 1, 2007, Intergroup established a dividend policy according to which Intergroup will distribute dividends annually. The amount to be distributed is proposed annually by our board of directors and subject to the approval of the general shareholders' meeting. Dividend distributions depend on (i) capital and legal reserve requirements and (ii) our planned investments and capital expenditures and are payable in U.S. dollars.

Interbank

Interbank's dividends are proposed annually by its board of directors and are subject to approval by the general shareholders' meeting. Dividend distributions depend on several factors, including (1) approval by Interbank's shareholders of the proposal to distribute dividends, (2) Interbank's level of earnings, (3) Interbank's capital expenditure program (4) capital and legal reserve requirements, and (5) prevailing market conditions. For the years ended December 31, 2004, 2005 and 2006, Interbank declared and distributed as dividends approximately 50% of its distributable income (i.e., net income minus the required legal reserves, which are equivalent to 10% of net income).

The following table shows Interbank's distribution of net income for the three years ended December 31, 2006.

	For the Years Ended December 31,		
	2006	2005	2004
	(S/. in millions)		
Net income	160.9	113.3	65.9
Reserves	16.1	11.3	6.6
Earnings capitalization	72.4	51.0	29.2
Dividends declared	72.4	51.0	30.1

Interseguro

Interseguro's dividends are proposed annually by its board of directors and are subject to approval by the general shareholders' meeting. Dividend distributions depend on several factors, including (1) approval by Interseguro's shareholders of the proposal to distribute dividends, (2) Interseguro's level of earnings, (3) Interseguro's capital expenditure program, (4) capital and legal reserve requirements, and (5) prevailing market conditions. For the years ended December 31, 2004 and 2005, Interseguro reinvested its distributable income in the company to strengthen its capital base and to finance its growth. For the year ended December 31, 2006, Interseguro declared and distributed S/. 19.1 million (approximately US$6.0 million) in dividends.

The following tables shows Interseguro's distribution of net income for the three years ended December 31, 2006.

	For the Years Ended December 31,		
	2006	2005	2004
	(S/. in millions)		
Net income	43.3	31.2	12.5
Reserves	14.6	2.6	—
Earnings capitalization(1)	9.6	28.6	12.5
Dividends declared	19.1	—	—

(1) Includes capitalization of accumulated losses.

For additional information regarding risks that could materially adversely affect our ability to pay dividends, see "Risk Factors — Risks Relating to Our Business — We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends to us."

For additional information regarding taxation of dividends, see "Taxation — Peruvian Tax Considerations" and "Taxation — United States Tax Considerations — Taxation of Dividends."

EXCHANGE RATES

Currently, Peruvian law does not impose any restrictions on the ability of companies having operations in Peru to transfer foreign currencies from Peru to other countries, to convert Nuevos Soles into any foreign currency or to convert any foreign currency into Nuevos Soles. Companies may freely remit dividends abroad and investors may repatriate capital from liquidated investments. In addition, under Panamanian law, there are currently no exchange control restrictions imposed on payments made in U.S. dollars. There can be no assurance, however, that Peruvian and Panamanian law will continue to permit such payments, transfers, conversions or remittances without restrictions.

The following table sets forth the high, low and period-end exchange rates for the periods indicated, expressed in Nuevos Soles per U.S. dollar.

	Exchange Rates(1)		
	High	Low	Period-end
2001	3.628	3.430	3.444
2002	3.651	3.428	3.514
2003	3.508	3.458	3.463
2004	3.504	3.263	3.282
2005	3.440	3.250	3.430
2006	3.452	3.196	3.196
January 2007	3.202	3.188	3.198
February 2007	3.196	3.186	3.190
March 2007	3.190	3.182	3.183
April 2007	3.183	3.171	3.172
May 2007	3.175	3.157	3.175
Through June 20, 2007	3.175	3.166	3.166

(1) Source: SBS.

Unless otherwise indicated, translations of Nuevo Sol amounts into U.S. dollars in this offering memorandum have been made at the period-end rates of each corresponding period.

CAPITALIZATION

The following table sets forth our total capitalization as of March 31, 2007 on a historical basis and on an as adjusted basis to reflect the following:

- On April 3, 2007, Intergroup acquired additional shares of Interbank and Interseguro from minority shareholders and issued 2,983,876 shares of Intergroup in exchange thereof. As a result, as of that date, 84,487,205 common shares were outstanding. The effect of this transaction was an increase in our capital stock of S/. 32.9 million (approximately US$10.3 million).
- On May 7, 2007, Intergroup agreed to redeem the total number of common shares outstanding at a nominal value of US$10.00 per share and to issue the same number of shares at a nominal value of US$9.72 per share in order to distribute to our shareholders the retained earnings of Interbank and Interseguro in respect of the year ended December 31, 2006. As a result, Intergroup reduced its capital stock by S/. 75.0 million (approximately US$23.7 million).
- US$107.7 million in gross proceeds to be received by us in the global offering, based on an offering price of US$14.00 per share.

For additional information, see "Business — Corporate Reorganization." This table should be read in conjunction with "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and our consolidated financial statements and the notes to those statements included elsewhere in this offering memorandum.

	As of March 31, 2007			
	Actual	As Adjusted	Actual	As Adjusted
	(S/. in millions)		(US$ in millions)(1)	
Capital stock	772.5	1,073.2	242.7	337.2
Retained earnings	48.9	48.9	15.4	15.4
Intergroup shareholders' equity	**821.4**	**1,122.1**	**258.0**	**352.6**

(1) Amounts stated in U.S. dollars have been translated from Nuevos Soles at the observed exchange rate of S/. 3.183 per US$1.00 as of March 31, 2007. See "Exchange Rates" for additional information on the observed exchange rate.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial information. The income statement data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 are derived from our audited consolidated financial statements and related notes included elsewhere in this offering memorandum. The income statement data for the three months ended March 31, 2007 and 2006 and the balance sheet data as of March 31, 2007 are derived from our unaudited financial statements and related notes included elsewhere in this offering memorandum. The interim financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments that we consider necessary to fairly present out results of operations and financial condition for and as of the end of these periods. Our results for the three months ended March 31, 2007 are not necessarily indicative of our results to be expected for the year ended December 31, 2007 and should not be construed as such. The selected balance sheet data as of December 31, 2004 have been derived from our audited financial statements dated as of December 31, 2004 that have not been included in this offering memorandum. The selected balance sheet data for March 31, 2006 have been derived from our accounting records.

The results included below and elsewhere in this offering memorandum are not necessarily indicative of our future performance. The selected consolidated financial information presented below should be read in conjunction with "Presentation of Financial Information," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and notes to those statements included elsewhere in this offering memorandum.

	As of and for the Years Ended December 31,				As of and for the Three Months Ended March 31,		
	2006	2006	2005	2004	2007	2007	2006
	(US$ in millions)(1)(2)	(S/. in millions)(1)			(US$ in millions)(1)(2)	(S/. in millions)(1)	
CONSOLIDATED INCOME STATEMENT DATA							
Gross financial margin(3)	217.6	695.6	554.7	459.5	67.9	216.1	165.8
Provisions(4)	(39.6)	(126.7)	(116.4)	(119.3)	(12.5)	(39.8)	(35.2)
Fee income from financial services, net	66.9	213.7	190.7	158.6	18.2	58.1	48.6
Result from insurance underwriting, net	(20.2)	(64.7)	(51.9)	(49.2)	(4.6)	(14.8)	(22.5)
Administrative expenses	(129.2)	(412.9)	(357.7)	(306.6)	(37.3)	(118.7)	(101.1)
Net operating margin	95.5	305.1	219.5	143.0	31.7	100.8	55.6
Depreciation of property, furniture and equipment and realizable assets	(12.5)	(39.9)	(30.8)	(28.5)	(3.5)	(11.2)	(9.7)
Amortization	(3.7)	(11.7)	(19.1)	(18.7)	(0.8)	(2.6)	(2.8)
Provision for contingencies, and other provisions	(2.0)	(6.4)	(5.5)	(7.5)	(0.7)	(2.2)	(1.4)
Other income, net	9.9	31.7	40.2	(1.0)	1.4	4.6	7.8
Income before workers' profit sharing and income tax	87.2	278.8	204.3	87.2	28.1	89.4	49.5
Current and deferred workers profit sharing	(3.7)	(11.9)	(8.6)	(2.9)	(0.8)	(2.5)	(2.0)
Current and deferred income tax	(21.3)	(68.1)	(49.5)	(16.9)	(5.7)	(18.1)	(11.3)
Income from continuing operations	62.2	198.8	146.2	67.4	21.6	68.7	36.2
Income (loss) from discontinued operations	0.6	2.0	(3.7)	11.1	0.1	0.3	(0.4)
Net income	**62.8**	**200.8**	**142.5**	**78.5**	**21.7**	**68.9**	**35.9**
Attributable to Intergroup shareholders	58.8	187.9	132.4	71.5	19.4	61.9	33.4
Minority interest	4.1	13.0	10.1	7.0	2.2	7.0	2.5

	As of and for the Years Ended December 31,				As of and for the Three Months Ended March 31,		
	2006	2006	2005	2004	2007	2007	2006
	(US$ in millions)(1)(2)	(S/. in millions)(1)			(US$ in millions)(1)(2)	(S/. in millions)(1)	
CONSOLIDATED BALANCE SHEET DATA							
Cash and due from banks	424.8	1,357.8	1,388.0	1,404.7	427.9	1,362.1	1,712.4
Investments, net	802.8	2,565.7	1,470.6	1,226.3	857.2	2,728.3	1,578.4
Total loans	1,382.8	4,419.3	4,153.8	3,635.8	1,436.9	4,573.5	4,144.7
Allowances for loan losses	(62.6)	(200.0)	(208.6)	(270.6)	(68.9)	(219.2)	(220.8)
Fixed assets, net	124.3	397.4	397.0	402.7	123.9	394.4	393.3
Discontinued operations	114.2	365.0	337.6	303.6	113.4	360.9	317.5
Other assets(5)	60.1	192.1	188.5	198.7	76.7	244.1	204.5
Total assets	2,846.5	9,097.3	7,726.9	6,901.2	2,967.1	9,444.1	8,130.0
Deposits and obligations	1,802.5	5,760.7	4,556.3	4,379.8	1,881.0	5,987.1	4,898.7
Other liabilities	789.3	2,522.7	2,502.4	1,962.7	811.2	2,582.2	2,579.1
Total liabilities	2,591.8	8,283.5	7,058.8	6,342.5	2,692.2	8,569.3	7,477.8
Intergroup shareholders' equity(6)	238.5	762.2	626.5	510.0	258.0(7)	821.4(7)	608.2
Minority interest	16.1	51.6	41.7	48.6	16.8	53.4	44.0
Total shareholders' equity	254.6	813.8	668.2	558.6	274.8	874.8	652.2
Average total assets(8)	2,632.1	8,412.1	7,314.0	6,652.6	2,760.6	8,787.1	7,522.3
Average Intergroup shareholders' equity(9)	217.3	694.4	568.2	483.2	239.9	763.5	590.1
Average interest-earning assets(10)	2,402.3	7,677.6	6,639.6	5,949.7	2,529.0	8,049.7	6,866.7
Past due loans	26.6	85.0	118.7	178.5	27.1	86.3	106.9
Earnings per common share(11)	0.7	2.3	1.7	0.7	0.2	0.8	0.4
SELECTED CONSOLIDATED FINANCIAL RATIOS							
Profitability and Performance							
Net interest margin(12)		9.1%	8.4%	7.7%		9.3%	8.8%
Efficiency ratio(13)		55.0%	58.8%	62.2%		53.0%	58.0%
Return on average total assets(14)		2.2%	1.8%	1.1%		2.5%	2.0%
Return on average Intergroup shareholders' equity(15)		27.1%	23.3%	14.8%		30.3%	25.9%
Capital							
Average Intergoup shareholders' equity as a percentage of average total assets		8.3%	7.8%	7.3%		8.1%	7.6%
Total liabilities as a multiple of Intergroup shareholders' equity (at end of period)		10.9x	11.3x	12.4x		10.4x	12.3x
Risk-weighted assets over regulatory capital (Interbank) (at end of period)		8.5x	8.3x	8.0x		7.9x	7.5x
Regulatory capital as a % of risk-weighted assets (Interbank) (at end of period)		11.8%	12.1%	12.5%		12.6%	13.4%
Asset Quality							
Allowances for loan losses as a percentage of past due loans (at end of period)		235.4%	175.8%	151.7%		253.9%	206.5%
Past due loans as a percentage of total loans (at end of period)		1.9%	2.9%	4.9%		1.9%	2.6%

	As of and for the Years Ended December 31,				As of and for the Three Months Ended March 31,		
	2006	2006	2005	2004	2007	2007	2006
	(US$ in millions)(1)(2)	(S/. in millions)(1)			(US$ in millions)(1)(2)	(S/. in millions)(1)	
OTHER DATA							
Inflation rate in Peru for the period(16)		1.14%	1.49%	3.48%		0.62%	1.51%
Exchange rate (at end of period)(17)		3.196	3.430	3.282		3.183	3.357
Average number of common shares outstanding(7)		81.503	81.503	81.503		81.503	81.503
Number of employees (annual average)		3,004	2,633	2,256		3,232	2,870
Number of financial stores (at end of period)		112	106	97		114	106

(1) Except per common share data, percentages and ratios, number of employees, and number of financial stores.

(2) Amounts stated in U.S. dollars for the year ended December 31, 2006 have been translated from Nuevos Soles at the observed exchange rate of S/. 3.196 = US$1.00 as of December 31, 2006. For the three months ended March 31, 2007, the amounts have been calculated at the observed exchange rate of S/. 3.183 = US$1.00 as of March 31, 2007. See "Exchange Rates" for more information on the observed exchange rate.

(3) Gross financial margin represents financial income less financial expenses.

(4) Comprised of provisions for loan losses, net and provisions for impairment of investments, net.

(5) Comprised primarily of net realizable assets (assets received as payment and seized through legal actions), accounts receivable, goodwill, deferred assets from income tax, workers' profit sharing, and deferred interest and interest collected in advance.

(6) Excludes minority interest.

(7) On April 3, 2007, Intergroup acquired additional shares of Interbank and Interseguro from minority shareholders and issued 2,983,876 shares of Intergroup in exchange thereof. As a result, as of that date, 84,487,205 common shares were outstanding. The effect of this transaction was an increase in our capital stock of S/. 32.9 million (approximately US$10.3 million). On May 7, 2007, Intergroup agreed to redeem the total number of common shares outstanding and to issue the same number of shares at a nominal value of US$9.72 per share in order to distribute to our shareholders the retained earnings of Interbank and Interseguro in respect of the year ended December 31, 2006. As a result, Intergroup reduced its capital stock by S/. 75.0 million (approximately US$23.7 million).

(8) Average total assets is defined as the sum of total assets as of the end of each period presented and total assets as of the end of the previous annual or interim period, as the case may be, divided by two.

(9) Average total equity is defined as the sum of Intergroup shareholders' equity as of the end of each period presented and Intergroup shareholders' equity as of the end of the previous annual or interim period, as the case may be, divided by two.

(10) Average interest-earning assets include cash and due from banks, total investments and total loans. Average interest-earning assets is defined as the sum of interest-earning assets as of the end of each period presented and interest-earning assets as of the end of the previous annual or interim period, as the case may be, divided by two.

(11) Based on 81,503,000 common shares outstanding.

(12) Net interest margin is defined as gross financial margin divided by average interest-earning assets.

(13) Efficiency ratio is expressed as a percentage and is calculated by dividing (x) administrative expenses plus depreciation and amortization by (y) operating revenue. Operating revenue is the aggregate of gross financial margin, fee income from financial services, net, and result from insurance underwriting, net.

(14) Return on average total assets is defined as net income (attributable to Intergroup shareholders) divided by average total assets.

(15) Return on average total equity is defined as net income (attributable to Intergroup shareholders) divided by average total equity.

(16) Inflation rate for the period as reported by INEI.

(17) Corresponds to S/. per US$1.00.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this offering memorandum. Our consolidated financial statements are prepared in accordance with Peruvian GAAP, which differs in significant respects from U.S. GAAP. See "Presentation of Financial Information" and Annex A — Principal Differences Between Peruvian GAAP, IFRS and U.S. GAAP. We have not quantified the effects of such differences and therefore cannot assure you that we have identified all of the differences that are material. Our financial statements have not been reconciled to U.S. GAAP. Any such reconciliation would result in material differences.

Overview

We are a holding company that provides a wide range of financial services in Peru through our subsidiaries, Interbank and Interseguro. All of our operations are conducted in Peru and all of our revenues are generated in Peru.

Interbank

Interbank is a full service bank providing general banking products and services primarily to retail, and also to commercial customers. As of March 31, 2007, Interbank was the second largest provider of consumer loans in Peru in terms of total loans outstanding, which include all retail loans other than mortgages, with a market share of 19.9%. Within the consumer loan segment, Interbank was also the second largest provider of credit card financing among banks in Peru in terms of credit card outstanding balances, with a 21.9% market share as of March 31, 2007.

Interbank derives most of its revenues (defined as gross financial margin plus non-interest income) from interest and commissions on loan transactions, which accounted for 69.0% of Interbank's revenues for the 12 months ended March 31, 2007. In the same period, approximately 59.9% of Interbank's financial income, which consisted of mainly interest on total loans and investment income, was derived from retail loans, consisting primarily of credit card and payroll deduction loans but also including mortgages and other loans. Since 2001, Interbank has focused on increasing its retail loan portfolio. We believe that the retail banking sector presents significant growth opportunities and provides for higher margins while maintaining a reasonable level of exposure to risk. Interbank's retail loan portfolio has grown from 24.7% of its total loan portfolio as of December 31, 2001 to 52.9% as of March 31, 2007. As a result of the increase in retail lending, the percentage of interest and commissions on loan transactions attributable to retail loans has grown from 42.5% in 2001 to 74.3% for the 12 months ended March 31, 2007. As we continue to focus on retail banking, we expect that the portion of Interbank's revenues attributable to retail loans will continue to increase. The remaining 25.7% of Interbank's interest and commissions on loan transactions for the 12 months ended March 31, 2007 was derived from commercial loans. Interbank focuses on providing commercial banking services to small and medium-sized businesses, which typically are underserved by the larger commercial banks in Peru. Over the five years ended December 31, 2006, Interbank's highest-growth areas in the commercial banking segment have been international trade finance and leasing. Interbank has a strategic focus on further developing these products, as well as its cash management and factoring services, and increasing penetration among small- and medium-sized businesses.

Interbank also derives revenue from non-interest or fee income from financial services, which we believe provides a stable source of revenue. Unlike interest and commissions on loan transactions, fee income does not require us to make a substantial commitment of capital. This fee income, which accounted for approximately 25.7% of Interbank's revenues in the 12 months ended March 31, 2007, consists primarily of credit and debit card fees and fees related to account maintenance and also includes other fees, such as ATM fees charged to non-Interbank customers and fees for collection services.

Interbank's expenses are substantially comprised of financial expenses and administrative expenses, such as personnel and services received from third parties. Financial expenses are primarily comprised of interest and fees on customer deposits, interest and fees on deposits and amounts due to banks and correspondents and interest on securities, bonds and obligations. Interbank's primary source of funds is its deposits, which amounted to S/. 5.9 billion (approximately US$1.9 billion) as of March 31, 2007 and S/. 5.6 billion (approximately US$1.7 billion) as of December 31, 2006. Interbank's retail deposits represented 46.4% of its total deposits as of March 31, 2007. Interbank's retail deposits provide a low-cost, diverse and stable source of funding. To enhance its gathering of retail deposits, Interbank has developed one of the most convenient distribution networks in Peru consisting of financial stores, electronic banking and *Interbank-Directo* points-of-sale. As of March 31, 2007, Interbank had 114 financial stores, 724 ATMs marketed under the "Global Net" brand and 547 *Interbank-Directo* point-of-sale terminals.

Interseguro

Interseguro is a leading insurance company, providing annuities, individual life insurance, disability insurance and survivor benefits and mandatory traffic accident insurance in Peru. As of March 31, 2007, Interseguro was the leading provider of annuity premiums in the Peruvian market, with a 26.2% market share in terms of annuity premiums sold during the 12 months ended March 31, 2007. The annuity segment is the largest and fastest growing sector of the insurance industry in Peru. As a result, Interseguro was the fastest growing life insurance company in Peru for the five years ended December 31, 2006, with premiums increasing at a compound annual growth rate of 36.4% compared to 12.1% for the Peruvian insurance industry as a whole during the same period. The annuity segment is expected to continue to grow in coming years due to both an expected increase in the number of members of the Peruvian private pension system retiring and those retirees having higher average pension account balances.

Interseguro's revenues are attributable primarily to income from investments and premiums from sales of insurance policies, including annuities. Insurance premiums are reflected in our income statement under result from insurance underwriting, net, which consists primarily of insurance premiums less claims paid and reserves associated with those premiums. SBS regulations govern the manner in which reserves for annuities must be recorded. Upon the sale of an annuity, SBS regulations require Interseguro to record a reserve that is calculated on the basis of a statutory discount rate on the premium received by Interseguro. This requirement results in the immediate recording of a reserve in an amount that exceeds the premium received. During the three months ended March 31, 2007 and 2006, Interseguro received total annuity premiums of S/. 32.4 million and S/. 70.7 million, respectively, and was required to record total annuity reserves related to those premiums of S/. 35.1 million, and S/. 75.2 million, respectively. In 2006 and 2005, Interseguro received total annuity premiums of S/. 205.6 million and S/. 196.0 million, respectively, and was required to record total annuity reserves related to those premiums of S/. 223.2 million and S/. 225.8 million, respectively. The amount of initial reserves that we are required to record under SBS regulations at the time of a new annuity sale is higher than the amount that would be required if Interseguro prepared its financial statements in accordance with IFRS or U.S. GAAP. Under SBS regulations, the discount rate used to calculate reserves is lower than the rate that would have been used based on the performance of the portfolio of investments related to the annuities and lower than the implied interest rate offered to annuity clients. Interseguro records the monthly cost of servicing annuities after their initial sale, adjusting its reserves based on actual mortality data, as well as at the time of a claim under an annuity and upon changes in actuarial assumptions. Under regulatory accounting, these ongoing expenses related to annuities are generally lower than would be applicable under U.S. GAAP accounting, since higher reserves are established initially under local regulations. As a result, subsequent to the initial sale, we believe that current expenses would be lower than under U.S. GAAP because Interseguro will be recording a higher release of reserves rather than recording an expense on the income statement. Interseguro recovers the additional cost associated with its initial sales under regulatory accounting. In addition, under SBS regulations Interseguro must increase annuity reserves annually based on the application of the statutory discount rate. As a result of calculating reserves in accordance with SBS regulations, result from insurance underwriting, net reflects a loss for each period presented in this offering memorandum. In the 12 months ended March 31, 2007, annuities represented 62.6% of Interseguro's total insurance premiums. Individual life, disability and survivor benefits, and retail insurance and mandatory traffic accident insurance represented 13.1%, 17.6% and 6.7% of Interseguro's total insurance premiums, respectively.

In order to offset the effect of the annual reserve increases based on the SBS's discount rate, for each period presented in this offering memorandum, Interseguro was able to invest its premiums in fixed income securities that generated a return higher than the return implied by the statutory discount rate. As a result, although result from insurance underwriting, net reflects a loss for each period presented in this offering memorandum, the income that Interseguro has generated from the investment of annuity premiums has exceeded this loss, which is reflected in Interseguro's positive net income for each such period. Interseguro's strategy will be to continue to seek fixed income returns on investments of annuity premiums to offset annuity reserve requirements and generate net income.

Peruvian Economic Environment

All of our operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent upon economic conditions and consumer spending levels in Peru. Peru experienced a severe economic crisis and high levels of inflation during the 1980s. Beginning in the 1990s, however, the Peruvian government implemented a series of structural reforms, which contributed to the stabilization of the Peruvian economy, GDP growth, low inflation, lower interest rates, stable currency and solid public finances.

The Peruvian economy has experienced sustained growth over the past seven years. In 2006, real GDP grew at a rate of 8.0%, the highest rate recorded since 1997 and one of the highest rates in Latin America, as a result of growth in internal demand. This growth rate was mainly the result of an increase in private investments, consumer spending and higher exports fueled in turn by a positive economic environment and increased stability. Increased lending in Nuevos Soles and a reduction in interest rates on loans denominated in Nuevos Soles have contributed to strong consumer confidence. Other important factors contributing to economic growth in Peru were external demand for domestic products and exports of minerals and non-traditional products, especially textiles and agricultural products. All of these factors contributed to growth in the labor market that resulted in a reduction in the unemployment rate.

The following table illustrates annual Peruvian GDP growth from 2001 through 2006, in each case as a percentage compared to the prior period:

	2006	2005	2004	2003	2002	2001
GDP (in S/. billions)	305.3	261.6	237.8	213.9	200.6	189.2
GDP (in US$ billions)(1)	95.5	76.3	72.4	61.8	57.1	54.9
Real GDP Growth(%)	8.0%	6.4%	5.2%	3.9%	5.2%	0.2%

(1) Amounts translated from Nuevos Soles into U.S. dollars at the period-end rate. See "Exchange Rates." Source: INEI.

In 2006, Peru's fiscal surplus amounted to 2.1% of total GDP, an improvement from the 0.3% fiscal deficit in 2005. The improvement in Peru's fiscal position was principally due to higher tax collections as a consequence of strong economic activity and higher corporate profits. During 2006, Standard & Poor's and Fitch Ratings recognized the significant improvement in the Peruvian economy by upgrading their respective ratings of Peru's sovereign risk to BB+. Currently, Peruvian sovereign bonds have one of the lowest spreads over U.S. Treasury bonds among Latin American sovereign bonds. Adverse changes in the Peruvian economy or the Peruvian government's economic policies, however, may have a negative impact on our business, financial condition and results of operations.

Inflation

We are exposed to the impact of inflation. During the 1980s, Peru experienced hyperinflation and, as a result, slow or negative economic growth and substantial currency devaluation. Inflation rates in Peru began to decrease in the 1990s and in the last five years have been among the lowest rates in Latin America, partly due to the monetary policy implemented by the Central Bank and to the fiscal policy of the Peruvian government. In 2002, in order to maintain low inflation rates, the Central Bank established an annual inflation target of 2.5% within a range of one percentage point. During 2007, the Central Bank reduced the target to 2.0%. The inflation rate in Peru, as measured by the consumer price index, or CPI, which is published by the INEI was (0.1)% in 2001, 1.5% in 2002, 2.5% in 2003, 3.5% in 2004, 1.5% in 2005 and 1.1% in 2006.

Foreign Exchange Rates

The Nuevo Sol floats freely against other currencies. Given that we have assets and liabilities in U.S. dollars and our consolidated financial statements are denominated in Nuevos Soles, the financial results reflected in our consolidated financial statements can be affected by fluctuations in the exchange rates between the Nuevo Sol and the U.S. dollar.

The Nuevo Sol has been subject to devaluation against the U.S. dollar in the past. However, over the past five years, the Nuevo Sol has appreciated against the U.S. dollar, and during 2006, the Nuevo Sol appreciated by 6.4% against the U.S. dollar. Any future changes in the value of the Nuevo Sol against the U.S. dollar could adversely affect our financial condition and results of operations to the extent that we maintain a gap between foreign denominated assets and liabilities. See "Exchange Rates" and "Risk Factors — A devaluation of the Nuevo Sol could have a material adverse effect on our results of operations and financial condition" elsewhere in this offering memorandum.

The Peruvian government has adopted a policy to encourage the de-dollarization of the Peruvian economy, including encouraging the development of a Nuevo Sol capital market and local currency yield curves. In addition, the government is promoting the Nuevo Sol-denominated components of government sponsored mortgage subsidy programs (*Mivivienda* and *Techo Propio*) to foster long-term financing in local currency. We expect that a de-dollarization of the economy will reduce our exposure to potential mismatches between U.S. dollar-denominated assets and liabilities and reduce Peru's exposure to external economic shocks.

Interest Rate Environment

Interest rates earned and paid on our assets and liabilities, respectively, are determined by market conditions and reflect, to a certain degree, inflation, expectations regarding inflation, devaluation of the Nuevo Sol against the U.S. dollar, shifts in short-term interest rates set by the Central Bank and movements in long-term rates. The Central Bank manages short-term interest rates to further its objective of maintaining low inflation. Increased competition in Peru has created downward pressure on interest rates for retail loans, particularly consumer loans and mortgages. In contrast, local interest rates on commercial loans and deposits have increased following the trend in international interest rates.

Competition

The banking market in Peru is competitive. The Peruvian banking system experienced a compound annual growth rate in terms of loans outstanding of 9.7% from December 31, 2001 to December 31, 2006. The overnight interbank interest rate in Nuevos Soles dropped from 11.4% in December 2000 to 4.5% as of March 31, 2007. Despite this continuous decrease in interest rates, expansion and growth opportunities continue to exist as banking penetration levels remain low. As of December 31, 2006, the level of deposits as a percentage of GDP in Peru was 19.8% as compared to an average of 35.4% for Latin America, according to FELABAN. The low level of banking penetration has attracted new participants in the market. In addition, Peruvian banks are also facing competition from non-banking institutions, such as *financieras* (finance companies) and *cajas municipales* (municipal or regional financial companies). Interbank is currently the fourth largest bank in Peru as measured by total loans and deposits as of March 31, 2007 and has experienced strong competition, including increased pressure on margins, primarily from highly capitalized commercial banks in the Peruvian market with substantial capital, technology and marketing resources and, recently, from Peruvian pension funds that provide financing to Interbank's current and potential corporate customers through the capital markets. This increased competition has affected Interbank's loan growth and reduced the average interest rates that Interbank charges customers.

The Peruvian insurance market is highly concentrated and very competitive, particularly in the annuity and life insurance sectors. The Peruvian insurance market has undergone consolidation in recent years with a number of mergers and acquisitions of insurance entities. Four companies held an 86.3% market share of premiums sold in the 12 months ended March 31, 2007 in the life insurance sector and two insurance companies held a 74.6% market share of premiums sold in the 12 months ended March 31, 2007 in the non-life insurance sector. From December 31, 1991 through March 31, 2007, the number of insurance companies in the market decreased from 21 to 13. Interseguro's principal competitors are Invita Seguros de Vida, Rímac Compañía de Seguros y Reaseguros, El Pacífico Vida Compañía de Seguros y Reaseguros and Mapfre Peru Vida Compañía de Seguros, some of which are larger insurance companies that offer a wider range of products. In addition, although Peruvian regulations prohibit the sale of annuities by brokers, Interseguro's larger competitors have better access to independent brokers who sell other insurance products to customers. Interseguro may also face competition from non-traditional insurance providers, including private pension funds, which could be allowed to offer annuities in the future.

Critical Accounting Policies

Significant accounting principles and practices used in the preparation of our consolidated financial statements are described below. For additional information regarding these accounting principles, see the notes to our consolidated financial statements included elsewhere in this offering memorandum.

Basis for Presentation and Use of Estimates

Our consolidated financial statements have been prepared from our accounting records and our subsidiaries' accounting records, which are maintained in nominal Nuevos Soles as of the dates of the transactions in accordance with Peruvian GAAP. Peruvian GAAP may differ in certain significant respects from generally accepted accounting principles in other countries.

The preparation of our consolidated financial statements requires management of our company and our subsidiaries to make estimates that affect the reported amounts of consolidated assets and liabilities, and the disclosure of material contingencies as of the dates of our consolidated financial statements, as well as the amounts of consolidated revenues and expenses. Actual results could differ from those estimates. The most significant estimates used in the preparation of our consolidated financial statements and the accounting criteria used for each of these items are described below.

Changes in Accounting Policies

Since 2005, changes have been made to the accounting treatment of adjustments for inflation (see next paragraph), investment valuation and realizable assets and assets received as payment and seized through legal actions. In addition, in 2006, changes were made to the accounting treatment of accounts receivable from insurance operations and allowances for such accounts receivable, as well as in the computation of technical reserves for premiums. According to SBS accounting rules, these changes do not apply retrospectively and, as such, our financial statements prepared prior to such changes have not been modified.

Until December 31, 2004, our consolidated financial statements were adjusted to reflect the effects of inflation in accordance with a methodology approved by the CNC. This methodology required the restatement of non-monetary items in our financial statements using coefficients based on the wholesale price index, or WPI, based upon the item's value at acquisition cost. Monetary and foreign currency items were not restated as the book balances represented their monetary value as of the dates of our financial statements. Price variation according to the purchasing power of the Peruvian currency, based upon the WPI, was 3.6% and 4.9% for 2005 and 2004, respectively, according to official statistics. The CNC suspended, starting January 1, 2005, the inflation adjustment of financial statements. The adjusted book balances as of December 31, 2004 were considered the initial balances as of January 1, 2005. This accounting treatment has also been adopted by Peruvian tax authorities to determine income taxes since January 1, 2005.

Allowance for Loan Losses

The allowance for loan losses is determined by Interbank's management and is calculated in accordance with guidelines and procedures established by the SBS. In compliance with SBS procedures and guidelines,

Interbank's management periodically conducts a formal review and analysis of Interbank's loan portfolio, classifying the loan portfolio (clients) in one of five categories (normal, with potential problem, substandard, doubtful or loss) based primarily on the risk of non-payment for each loan. For commercial loans, the classification takes into consideration several factors, such as the payment history for the loan, the history of Interbank's dealings with the borrower's management, operating history, repayment capability and availability of funds of the borrower, status of any collateral and guarantee, the borrower's financial statements, general risk of the sector in which the borrower operates, the borrower's risk classification made by other financial institution and other relevant factors. For microbusiness, consumer and mortgage loans, the classification is based on how long payments with respect to such loans are overdue.

The calculation of the provision is made based on the risk category assigned and using the percentages shown in the table below, which vary depending on whether the client's debt is unsecured, referred to as LWG, or secured by (1) preferred self-liquidating collateral, referred to as LWPSLG (cash deposits and rights over letters of credit), (2) preferred collateral that may be readily liquidated, referred to as LWRLPG (treasury bonds issued by the Peruvian government, marketable securities included in the Selective Index of the BVL, among others), or (3) other preferred self-liquidating collateral, referred to as LWPG (first lien on financial instruments and properties, first lien on agricultural or mining concessions, insurance on export credits, among others), which are considered at their net realizable value as determined by an independent appraiser. In our consolidated financial statements, the term "guarantee" is used in lieu of "collateral."

The following table shows the percentage of the loan principal amount that Interbank is required to provision, by loan type and risk category.

Risk Category	LWG	LWPG	LWRLPG	LWPSLG
	%	%	%	%
Normal	1.00	1.00	1.00	1.00
Potential problem	5.00	2.50	1.25	1.00
Substandard	25.00	12.50	6.25	1.00
Doubtful	60.00	30.00	15.00	1.00
Loss	100.00	60.00	30.00	1.00

The calculation of the provision for loan losses with respect to loans that are classified as "doubtful" or "loss" for more than 36 months or 24 months, respectively, does not take into account the value of any collateral. The provision with respect to such loans is calculated as if they were unsecured.

For loans affected by counterparty substitution, the provision requirement depends on the risk classification of the counterparty, for the secured amount, independently of the risk classification of the original client/ debtor, and is calculated using the percentages previously indicated.

As of March 31, 2007 and December 31, 2006 and 2005, the percentages indicated above must be used by Peruvian financial institutions when calculating their provision for loan losses for all type of loans (commercial, microbusiness, consumer and mortgage loans). Microbusiness and consumer loans are generally considered unsecured loans.

The allowance for a direct loan is recorded by reducing its balance in asset accounts, while allowances for indirect or contingent obligations are recorded as liabilities.

Valuation of Investments

In November 2004, the SBS adjusted the regulation related to the classification, valuation and provisions for investments and to the accounting manual for financial entities to harmonize certain aspects of the regulation with international accounting principles, effective as of January 1, 2005.

In accordance with SBS rules, Interbank and Interseguro classify their investments as follows: trading securities, available-for-sale securities, securities held to maturity, investments in real estate projects, investments in real estate, investments resulting from the capitalization of loans and permanent investments.

The classification of investments requires management to make judgments and predictions about the length of time we will hold them.

Investments in trading securities are those intended to be sold in the short term. These are valued on an individual, daily mark-to-market basis, with the related gains and losses being recognized in the consolidated statements of income. Interest income from these investments is recognized when accrued, and dividend income is recognized when declared.

Investments in available-for-sale securities are those that are not for sale in the short term but that are not intended to be maintained until maturity. These investments are valued by Interbank at the lower of the acquisition cost or the estimated market value. Prior to 2005, provisions recorded as a result of the valuation process were recorded in the consolidated statements of income. Since 2005, the allowance recorded for these investments no longer affects the financial results of a period and is now recorded in a specific equity account established for investment fluctuation until the investments are sold. When sold, the unrealized losses resulting from the impairment, previously recognized as a part of the equity, are included in the financial results for the year. In the same way, when we estimate unrealized losses due to other than temporary impairment circumstances, such amount is recorded in the same income statement for the year. Interest income from these investments is recognized when accrued, and the dividend income is recognized when the dividends are declared. In the case of Interseguro, the total portfolio of available-for-sale securities is valued at the lower of its acquisition cost or its estimated market value and the provisions required as a result of the valuation process are recorded in Interseguro's statements of income. Mutual funds are valued using their market value as of the closing date of Interseguro's financial statements, with related gains or losses being recognized in the consolidated results for the year. In the event of a significant decrease in the market value or on impairment of the creditworthiness of Interseguro's investments, as determined by the SBS at its discretion, Interseguro must record provisions in an amount equivalent to the difference of the book value of these investments and their estimated market value on an individual basis. In addition, debt instruments are initially recorded at their acquisition cost without including acquisition premiums or discount. The value of Interseguro's investments is adjusted on an individual basis using the internal rate of return, or IRR, at the acquisition date of the relevant investment, which allows a monthly recognition of the interest accrued and the amortization of the acquisition premium or discount, as applicable.

Securities held to maturity are those debt securities that our subsidiaries have decided to maintain until maturity. As determined by the SBS, these investments are recorded at their acquisition cost, which is adjusted by means of a provision when the credit risk of the issuer of each security increases, on an individual basis. The value of these investments is adjusted using the IRR calculated at the acquisition date of the relevant investment, resulting in a monthly recognition of the interest accrued and the amortization of the acquisition premium or discount, as applicable. These provisions are recorded for changes in the credit risk of the issuer of each security on an individual basis, affecting the results of the period. The results of the period are not affected by the unrealized gains or losses derived from fluctuations in the market value of these investments unless there is a significant reduction in their price. When held-to-maturity investments are sold and we subsequently acquire obligations from the same issuer, these new investments cannot be recorded as held-to-maturity investments until one year after the date of the sale, unless otherwise authorized by the SBS.

Investments in real estate projects correspond to funds provided by Interseguro to a related entity for the construction of real estate projects in exchange for the right to rent collected by the entity over a fixed term. These projects are recorded in their original currency, and their profitability is estimated based on the project's expected rate of return, which is reviewed by the SBS. As established by the SBS, investments in real estate projects are classified as held to maturity investments and are amortized over the term of the contract, using the effective interest rate method.

Investments in real estate correspond to land and buildings acquired by Interseguro to be leased or to be sold. These investments are valued at the lower of their acquisition or construction cost, or their market value, as determined on the basis of independent technical appraisals. Depreciation of these assets is calculated using the straight-line method over an estimated useful life of 33 years.

Investments resulting from capitalization of loans as part of a restructuring process cannot be held for a term longer than the term approved in the restructuring plan or five years. The initial cost of these investments is equal to the equity value of the shares received calculated using the equity method. In the event that the equity value is greater than the gross amount of the loan, Interbank must recognize a deferred earning for such difference that will only be recognized as income when the shares received are transferred to a third party. Notwithstanding, when the gross amount of the capitalized loan is greater than the debtor's equity, Interbank must immediately record a loss for the difference. These investments are recorded under the caption "Investments available for sale" of the consolidated balance sheets and are recorded under the equity method.

Permanent investments consist mainly of shares in domestic and foreign companies over which we and our subsidiaries have significant influence. These investments are mainly accounted for at their equity value. Gains or losses generated by these subsidiaries are recognized in our interim and annual consolidated income statements in proportion to our economic ownership in such subsidiaries. Investments in shares of other companies are recorded at the lower of acquisition cost or market value, less the provision for impairment estimated to be other than temporary.

In any of the aforementioned cases, if the SBS deems necessary that our subsidiaries record a provision for any investments, such provision must be determined based on each individual investment and recorded in the consolidated income statement.

Fair Value of Financial Instruments

Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm's-length transaction, assuming an on-going enterprise.

When a financial instrument is traded in an active and liquid market, its quoted market price in an actual transaction provides the best evidence of its fair value. When a quoted market price is not available, or may not be indicative of the fair value of the instrument, we may use the current market value of another instrument that is substantially similar, a discounted cash flow analysis or other estimation techniques, all of which are significantly affected by the assumptions used, to determine fair value. Although our management uses its best judgment in estimating the fair value of financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or settlement value.

A significant portion of our assets and liabilities are short-term financial instruments, defined as those with a remaining term to maturity of less than one year. Therefore, these short-term financial instruments, with the exception of those short-term financial instruments with an active market, are considered to have a fair value equivalent to their carrying value at the balance sheet date.

Foreign Currency and Derivative Instruments

Transactions in foreign currency are recorded in Nuevos Soles by applying to the foreign currency amount the exchange rates prevailing at the transaction date. Assets and liabilities in foreign currency are expressed in Nuevos Soles at the close of each month using the exchange rates set forth by the SBS. Exchange gains or losses generated from the restatement of foreign currency transactions at the exchange rates prevailing as of the dates of the consolidated balance sheets are recorded in the consolidated statements of income.

Foreign currency forward contracts and swap interest rates transactions are presented at their fair value, with an asset or liability being recognized in the consolidated balance sheet and any related gain or loss in the consolidated statements of income. Foreign currency forward contracts and swap interest rates transactions are also recorded as off-balance sheet items at their nominal value and in their required settlement currency.

Income Tax

Income tax is calculated individually for each of our subsidiaries, based on taxable income. Intergroup is not subject to income tax. Dividends and distributions from Interbank and Interseguro to Intergroup are taxed in Peru but not in Panama. Deferred income tax is accounted for in accordance with the principles of

IAS 12 — Income Tax. Deferred income tax takes into account the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates that are expected to be applied in the future and to be applied to taxable income in the years in which temporary differences are expected to be recovered or settled. The calculation of deferred tax assets and liabilities reflects the tax consequences that arise from the manner in which our subsidiaries expect, as of the dates of the consolidated balance sheets, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of the dates on which temporary differences are expected to be recovered or settled. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred assets can be offset. As of the dates of our consolidated balance sheets, our subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets. Our subsidiaries may recognize a previously unrecognized deferred tax asset to the extent that it is probable that future taxable income will allow the deferred tax asset to be recovered. Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable that sufficient future taxable income will be available to allow the benefit related to the deferred tax asset to be recognized in part or in full.

According to IAS 12, our subsidiaries determine their deferred income tax at the tax rate applicable to their non-distributed earnings. Any additional tax on distribution of dividends is recorded on the date such distribution is approved.

Technical Reserves for Premiums

Technical reserves for premiums consist of reserves for life insurance, retirement income insurance, annuities and complementary high risk work insurance. These reserves are recorded pursuant to actuarial calculations based on rules established by the SBS, which provide for the use of mortality tables and yield rates for each of Interseguro's products. These calculations are made by us and reviewed by an independent actuarial auditor. These reserves correspond to the present value of all future payments that must be made to the insured party and/or its beneficiaries, including the payments accrued but not paid. Furthermore, the calculation of the reserves for annuities sold from November 2002 onward is made as provided by SBS regulations, which provide that if an insurance provider matches assets and liabilities, the reserve requirements will be lowered. All of the foregoing calculations are made by our management and reviewed by an independent actuary.

Reserves for Insurance Claims

Interseguro initially records its reserves for claims at the time an insurance policy is sold based on estimates of expected losses. The reserve is adjusted at the time a claim is filed based on new estimates for losses, even when the final adjustment has not yet been performed. Any difference between the estimated amount of the loss and the final disbursement is recorded in the results of the year in which the final adjustment is made. Technical reserves for claims are presented net of any related reinsurance.

The technical reserve for claims also includes an estimate of the losses incurred but not reported as of the date of the consolidated balance sheets for life group, collective life, supplementary insurance for high-risk jobs, mandatory traffic accident insurance and private pension fund insurances. This estimate is calculated by applying the percentages established by the SBS to the base of the amount of retained claims recorded over the 12 months ended as of the date of the calculation of the estimation (for insurance with durations of one year or more) or over the monthly average amount of retained claims recorded over the six months ended as of the date of the computation (for insurance with durations of less than one year).

Results of Operations for the Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006

The following discussion is based on information contained in our interim financial statements and should be read in conjunction therewith. Our interim financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP. The interim financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments that we consider necessary to fairly present out results of operations and financial condition for and as of the end of these periods. Our results for the three months ended March 31, 2007 are not necessarily indicative of our results to be expected for the year ended December 31, 2007 and should not be construed as such. See "Presentation of Financial Information" and Annex A — Principal Differences Between Peruvian GAAP, IFRS and U.S. GAAP.

	For the Three Months Ended March 31,		Change	
	2007	2006		
	(S/. in millions)		(S/. in millions)	%
Financial income	279.2	208.2	71.0	34.1
Financial expenses	(63.1)	(42.4)	(20.7)	48.9
Gross financial margin	**216.1**	**165.8**	**50.3**	**30.3**
Provision for loan losses, net	(39.8)	(33.8)	(6.1)	18.0
Provision for impairment of investments, net	—	(1.4)	1.4	(100.0)
Net financial margin	**176.3**	**130.6**	**45.6**	**34.9**
Fee income from financial services	64.4	54.2	10.2	18.9
Expenses relating to financial services	(6.4)	(5.6)	(0.7)	12.5
Result from insurance underwriting, net	(14.8)	(22.5)	7.7	(34.4)
Non-interest income	**43.3**	**26.0**	**17.3**	**66.3**
Operating margin	**219.6**	**156.7**	**62.9**	**40.2**
Administrative expenses	**(118.7)**	**(101.1)**	**(17.7)**	**17.5**
Net operating margin	**100.8**	**55.6**	**45.3**	**81.4**
Provision for contingencies and other provisions	(2.2)	(1.4)	(0.8)	58.8
Depreciation of property, furniture and equipment and realizable assets	(11.2)	(9.7)	(1.5)	15.6
Amortization of intangibles	(1.8)	(1.9)	0.2	(8.9)
Amortization of goodwill	(0.9)	(0.8)	0.0	5.3
Operating income	**84.8**	**41.7**	**43.1**	**103.2**
Other income, net	4.6	7.8	(3.2)	(41.3)
Income before workers' profit sharing and income tax	**89.4**	**49.5**	**39.8**	**80.4**
Current and deferred workers' profit sharing	(2.5)	(2.0)	(0.6)	28.4
Current and deferred income tax	(18.1)	(11.3)	(6.8)	60.4
Income from continuing operations	**68.7**	**36.2**	**32.4**	**89.4**
Income (loss) from discontinued operations	**0.3**	**(0.4)**	**0.6**	**(178.2)**
Net income	**68.9**	**35.9**	**33.1**	**92.1**
Attributable to:				
Intergroup shareholders	61.9	33.4	28.5	85.6
Minority interest	7.0	2.5	4.5	177.8

Our consolidated net income (attributable to Intergroup shareholders) increased by 85.6% in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. This increase was due to a S/. 62.9 million, or 40.2%, increase in our consolidated operating margin (net financial margin plus non-interest income), partly offset by higher administrative expenses, which increased by S/. 17.7 million, or 17.5%, as a result of the growth of our operations during the same period. Our return on average assets was 2.5% for the 12 months ended March 31, 2007 and our return on average shareholders' equity for the same period was 30.3%.

Financial Income

The following table presents the components of our financial income for the three months ended March 31, 2007 and March 31, 2006.

	For the Three Months Ended March 31,		Change	
	2007	2006		
	(S/. in millions)		(S/. in millions)	%
Interest and commissions on loans(1)	163.7	138.1	25.6	18.5
Interest on due from banks and interbank funds	12.3	10.1	2.2	22.3
Investment income	82.3	42.7	39.6	92.9
Income from marketable securities and held-to-maturity investments	69.8	33.4	36.4	109.1
Gain on sale and purchase of marketable securities	4.0	8.0	(4.0)	(49.7)
Gain on sale and purchase of held-to-maturity investments	4.2	—	4.2	*
Income from permanent investments	3.5	1.3	2.2	163.7
Income from valuation of marketable investments for financial intermediation (trading), net	0.8	—	0.8	*
Other financial income	2.7	2.1	0.7	31.6
Financial income before exchange difference, net	**261.0**	**192.9**	**68.1**	**35.3**
Income from exchange difference, net	18.2	15.3	2.9	19.1
Total	**279.2**	**208.2**	**71.0**	**34.1**

(1) Includes maintenance fees on payroll loans.

* Not meaningful.

The 34.1% increase in financial income in the three months ended March 31, 2007 was primarily due to an increase in investment income and an increase in interest and commissions on loans. The increase in investment income was attributable to a 73.6% increase in the average volume of investments, primarily due to an increase in Interbank's investment in Peruvian sovereign debt during the second quarter of 2006. The average yield received on our investments increased to 12.0% in the three months ended March 31, 2007 from 10.6% in the three months ended March 31, 2006 and accounted for S/. 4.8 million of the increase in investment income.

Interest and commissions on loans increased by S/. 25.6 million in the three months ended March 31, 2007. An 8.3% increase in Interbank's average balance of outstanding loans accounted for S/. 18.5 million of the increase, and an increase in average nominal interest rates charged on Interbank's loans, to 14.8% in the three months ended March 31, 2007 from 13.5% in the three months ended March 31, 2006, accounted for the remaining S/. 7.1 million of the increase. Based on our retail strategy, higher yields on loans resulted in part from higher retail loan volumes, which have higher interest rates than commercial loans. Retail loans on average represented 53.3% of Interbank's total loan portfolio outstanding in the three months ended March 31, 2007 as compared to 49.6% in the same period of 2006.

Interest on due from banks and interbank funds increased by S/. 2.2 million, or 22.3%, as a result of higher interest rates, which increased to 3.6% in the three months ended March 31, 2007 from 2.6% in the three months ended March 31, 2006 and accounted for a S/. 4.6 million increase. This increase was offset by a lower volume of loans to banks and interbank funds to S/. 1.4 billion from S/. 1.6 billion, which accounted for a S/. 2.4 million decrease in interest income.

Exchange difference, net increased by S/. 2.9 million, or 19.1%, in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006, as a result of foreign exchange gains related to investments in currencies different than the U.S. dollar, such as the Brazilian real.

Financial Expenses

The following table presents the components of our financial expenses for the three months ended March 31, 2007 and 2006.

	For the Three Months Ended March 31,		Change	
	2007	2006		
	(S/. in millions)		(S/. in millions)	%
Interest and commissions on deposits and obligations	44.5	23.8	20.7	87.2
Interest and fees on deposits and due to banks and correspondents	5.7	6.1	(0.4)	(6.0)
Interest on securities, bonds and other obligations outstanding	4.5	5.5	(1.0)	(17.7)
Deposit insurance fund premiums	2.7	2.5	0.2	8.2
Investment expenses	0.9	0.5	0.5	101.9
Loss from impairment of permanent investments	0.1	0.1	0.0	(12.8)
Result from the sale and purchase of securities	0.8	0.3	0.5	140.9
Other financial expenses	4.7	4.0	0.7	16.8
Total	63.1	42.4	20.7	48.9

Expenses related to deposits (which include interest and commissions on deposits and obligations and deposit insurance fund premiums) increased by S/. 20.9 million in the three months ended March 31, 2007, as a result of a S/. 18.0 million increase in expenses related to time deposits, a S/. 2.5 million increase in expenses related to savings deposits and a S/. 0.4 million increase in expenses related to demand deposits.

Expenses related to time deposits increased by S/. 18.0 million due to a 30.9% increase in volume to S/. 2.7 billion in the three months ended March 31, 2007 from S/. 2.1 billion in the three months ended March 31, 2006, which accounted for S/. 9.3 million of the increase, and an increase in interest rates on time deposits to an average of 5.7% in the three months ended March 31, 2007 from an average of 4.1% in the three months ended March 31, 2006, which accounted for S/. 8.8 million of the increase in interest expenses.

Expenses related to savings deposits increased by S/. 2.5 million. Of this increase, S/. 0.9 million resulted from higher average nominal interest rates, S/. 0.3 million resulted from an increase in the volume of savings deposits to S/. 1.8 billion in the three months ended March 31, 2007 from S/. 1.7 billion in the three months ended March 31, 2006 and S/. 1.3 million resulted from higher expenses related to prizes for *Cuenta Millonaria*. The S/. 0.4 million increase in interest and commissions on demand deposits resulted from a S/. 143.9 million increase in the volume of such deposits to S/. 937.0 million in the three months ended March 31, 2007 from S/. 793.2 million in the three months ended March 31, 2006, and to an increase in average interest rates to 0.6% from 0.5%.

Interest and fees on deposits and due to banks and correspondents decreased by S/. 0.4 million, or 6.0%. Volume decreased to S/. 541.3 million in the three months ended March 31, 2007 from S/. 585.8 million in the three months ended March 31, 2006 and accounted for a S/. 1.1 million decrease in expenses. Higher rates on deposits and due to banks and correspondents accounted for a S/. 0.8 million increase in related interest expenses.

Interest on securities, bonds and obligations decreased by S/. 1.0 million primarily due to a lower volume of securities. Average securities, bonds and other obligations outstanding volume decreased by S/. 120.7 million, or 30.9%, due mainly to a US$30.0 million principal repayment of leasing bonds during the third quarter of 2006. Interest rates on securities, bonds and obligations outstanding increased to 6.7% in the three months ended March 31, 2007 from 5.7% in the three months ended March 31, 2006.

Gross Financial Margin

Gross financial margin represents the difference between financial income and financial expenses. As a result of the factors discussed above, our gross financial margin increased by 30.3% to S/. 216.1 million in the three months ended March 31, 2007 from S/. 165.8 million in the three months ended March 31, 2006.

Provision for Loan Losses, Net

The following table presents the components of our provision for loan losses, net for the three months ended March 31, 2007 and 2006.

	For the Three Months Ended March 31,		Change	
	2007	2006		
	(S/. in millions)		(S/. in millions)	%
Provisions recognized as expense for the period	43.7	38.7	5.0	13.0
Recoveries	(3.9)	(4.9)	1.0	(21.2)
Provision for loan losses, net	**39.8**	**33.8**	**6.1**	**18.0**

The provisions recognized as expenses for the period increased by S/. 5.0 million, or 13.0%. The ratio of provisions recognized as expense for the period over total loans increased to 1.0% in the three months ended March 31, 2007 from 0.9% in the three months ended March 31, 2006 due to an improvement in the quality of our loan portfolio, especially in the commercial loan segment.

The following table presents the effect on allowance for loan losses, as recorded on our consolidated balance sheet as of the dates indicated.

	As of March 31,		Change	
	2007	2006		
	(S/. in millions)		(S/. in millions)	%
Balance at the beginning of quarter(1)	**219.4**	**230.6**	**(11.2)**	**(4.8)**
Provisions recognized as expense for the period	43.7	38.7	5.0	13.0
Recoveries	(3.9)	(4.9)	1.0	(21.2)
Write-offs, extinguishment of debt and sales	(21.0)	(21.4)	0.4	(1.9)
Exchange difference, net	(0.5)	(3.2)	2.7	(85.7)
Balance at quarter end(1)	**237.8**	**239.7**	**(1.9)**	**(0.8)**
Provisions for contingent loans	18.6	18.9	(0.3)	(1.6)

(1) Includes provisions for contingent loans.

Allowance for loan losses decreased by S/. 1.9 million in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. In the same period, our past due loan ratio decreased to 1.9% from 2.6%, reflecting improved economic conditions in Peru and the effectiveness of our risk management policies. Our coverage ratio (allowance for loan losses as a percentage of past due loans), which indicates the level of allowance for past due loans, increased to 254% as of March 31, 2007 from 206% as of March 31, 2006 as a result of a S/. 20.6 million decrease in past due loans to S/. 86.3 million as of March 31, 2007 from S/. 106.9 million as of March 31, 2006.

Write-offs, extinguishment of debt and sales decreased by S/. 0.4 million, or 1.9%, in the three months ended March 31, 2007 as compared with the three months ended March 31, 2006. Provisions for contingent loans decreased by S/. 0.3 million, or 1.6%, in the same period. Lower appreciation of the Nuevo Sol in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 accounted for a S/. 2.7 million increase in exchange difference, net.

Provision for Impairment of Investments, Net

For the three months ended March 31, 2007, we did not record a provision for impairment of investments, resulting in a S/. 1.4 million decrease in related expenses as compared to the three months ended March 31, 2006.

Net Financial Margin

Net financial margin represents gross financial margin less provisions for loan losses, net and provision for impairment of investments, net. As a result of the factors discussed above, our net financial margin increased by S/. 45.6 million to S/. 176.3 million in the three months ended March 31, 2007 from S/. 130.6 million in the three months ended March 31, 2006.

Non-Interest Income

The following table presents the components of our non-interest income for the three months ended March 31, 2007 and 2006.

	In the Three Months Ended March 31,		Change	
	2007	2006		
	(S/. in millions)		(S/. in millions)	%
Fee income from financial services	64.4	54.2	10.2	18.9
Expenses relating to financial services	(6.4)	(5.6)	(0.7)	12.5
Results of insurance underwriting, net	(14.8)	(22.5)	7.7	(34.4)
Total non-interest income, net	**43.3**	**26.0**	**17.3**	**66.3**

Non-interest income, net increased by S/. 17.3 million, or 66.3%, in the three months ended March 31, 2007 as a result of an increase in fee income from financial services, net and an increase in the result from insurance underwriting, net. Fee income from financial services, net increased by S/. 9.5 million. Fees from credit and debit card services increased by S/. 4.6 million, reflecting an increase in the number of active credit card accounts and increased activity resulting from marketing campaigns. In addition, there was a S/. 3.1 million, or 17.9%, increase in income from fees relating to insurance, savings accounts, maintenance of current accounts, transactions in excess of allowed limits and other during the same period. This increase was due to an increase in the number of account holders, an increase in the volume of loans that required mandatory life insurance and an increase in the volume of insurance products sold through Interbank's distribution network. Income from the leasing of ATMs and from the use of our ATMs by third parties increased by S/. 0.8 million, reflecting the expansion of our Global Net ATM network. Income from fund transfer services and contingent operations increased by S/. 0.6 million and S/. 0.4 million, respectively.

Our expenses relating to financial services increased by S/. 0.7 million to S/. 6.4 million in the three months ended March 31, 2007 from S/. 5.6 million in the three months ended March 31, 2006 mainly as a result of an increase in credit and debit card expenses due to our expanded credit card operations.

Result from insurance underwriting, net primarily reflects premiums paid on sales of all insurance policies net of reserves recorded at the time of sale and adjusted on an ongoing basis and reinsurance, commissions, claims and other expenses related to the sale of insurance policies. Premiums decreased by 41.3% from S/. 92.9 million to S/. 54.5 million, mainly because of a delay by Congress in approving a law regulating early retirements which has led to higher premium sales. This law was finally passed at the end of March. Due to the Peruvian legislation's technical reserve requirements on premiums sold, annuities have an initial negative margin. As a result, the reduction in premiums has resulted in a smaller loss by 34.4% in results of insurance underwriting, from S/. 22.5 million to S/. 14.8 million. For additional information about the calculation of annuity reserves, see "— Overview — Interseguro."

Operating Margin

Operating margin represents the sum of net financial margin and non-interest income. As a result of the factors discussed above, our operating margin increased by S/. 62.9 million, or 40.2%, to S/. 219.6 million in the three months ended March 31, 2007 from S/. 156.7 million in the three months ended March 31, 2006.

Administrative Expenses

The following table presents the components of our administrative expenses for the three months ended March 31, 2007 and 2006.

	For the Three Months Ended March 31,		Change	
	2007	2006		
	(S/. in millions)		(S/. in millions)	%
Personnel and board of directors expenses	54.5	42.5	12.1	28.4
Services received from third parties	55.6	52.5	3.1	5.8
Taxes and contributions	8.6	6.1	2.5	42.1
Total administrative expenses	**118.7**	**101.1**	**17.7**	**17.5**

Our administrative expenses increased by 17.5% to S/. 118.7 million in the three months ended March 31, 2007, primarily as a result of (1) a S/. 12.1 million increase in personnel and board of directors expenses as a result of Interbank's hiring of additional employees in line with the growth of our business, particularly in the retail segment business, (2) an increase in the total number of credit cards issued, resulting in greater expenses related to the acquisition of customers, and (3) costs relating to the expansion and remodeling of our stores and ATMs.

Despite the foregoing, the increase in expenses in the three months ended March 31, 2007 was offset by a greater increase in operating income. As a result, Interbank's efficiency ratio (the sum of administrative expenses, depreciation and amortization divided by the sum of gross financial margin and non-interest income) improved to 54.5% for the 12 months ended March 31, 2007 from 59.8% for the 12 months ended March 31, 2006.

Net Operating Margin

Net operating margin represents the difference between operating margin and administrative expenses. As a result of the factors discussed above, our net operating margin increased by S/. 45.3 million, or 81.4% to S/. 100.8 million in the three months ended March 31, 2007 from S/. 55.6 million in the three months ended March 31, 2006.

Provisions for Contingencies and Other Provisions

Provisions for contingencies and other provisions increased by S/. 0.8 million in the three months ended March 31, 2007. Depreciation of property, furniture and equipment and realizable assets increased by S/. 1.5 million in the three months ended March 31, 2007 in line with the expansion in our banking activities. Amortization of intangibles, including amortization of goodwill, decreased by S/. 0.1 million.

Operating income

Operating income represents net operating margin less provision for contingencies and other, depreciation of property, furniture and equipment and realizable assets, amortization of intangibles and amortization of goodwill. As a result of the factors discussed above, our operating income increased by S/. 43.1 million, or 103.2%, to S/. 84.8 million in the three months ended March 31, 2007 from S/. 41.7 million in the three months ended March 31, 2006.

Other Income, net

The following table presents the components of our other income, net for the three months ended March 31, 2007 and 2006.

	For the Three Months Ended March 31,		Change	
	2007	2006		
	(S/. in millions)		(S/. in millions)	%
Net gain on sale of assets received as payment and seized through legal actions	0.7	6.2	(5.5)	(89.3)
Recovery of prior years past due loans	10.2	8.1	2.1	26.4
Other	6.5	4.4	2.0	45.2
Total other income	**17.3**	**18.7**	**(1.4)**	**(7.5)**
Provision for assets received as payment and seized through legal actions	0.6	0.5	0.1	12.6
Employees retirement incentive program	1.4	1.1	0.3	28.1
Other	10.7	9.3	1.4	15.5
Total other expenses	**12.7**	**10.9**	**1.8**	**16.7**
Total other income, net	**4.6**	**7.8**	**(3.2)**	**(41.3)**

Total other income, net decreased by S/. 3.2 million in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006, as a result of a S/. 1.4 million decrease in total other income due to a S/. 5.5 million decrease in net gain on sale of assets received as payment and seized through legal actions. This decrease was partially offset by a S/. 2.1 million increase in income from recoveries of prior years past due loans, attributable to an increase in the volume of retail loans.

Current and Deferred Workers' Profit Sharing

Each of Interbank and Interseguro must contribute 5% of its taxable income as current and deferred workers' profit sharing. In the three months ended March 31, 2007 and 2006, current and deferred workers' profit sharing related entirely to Interbank's taxable income, as Interseguro did not have taxable income during those periods. The increase in workers' profit sharing is therefore due to an increase in Interbank's taxable income.

Current and Deferred Income Tax

Intergroup is incorporated in Panama, and therefore it is not subject to any income tax at the Intergroup level. Our subsidiaries, Interbank and Interseguro, are subject to Peruvian income tax and must calculate their income tax expense on a non-consolidated basis. As of March 31, 2007, the applicable corporate income tax rate was 30% of taxable income. However, due to an exemption from tax for most of our investment income, our effective tax rate was 20.3% in the three months ended March 31, 2007 as compared to 22.8% in the three months ended March 31, 2006.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations reflects our investments in Supermercados Peruanos. For additional information, see notes 1(b) and 23(b) to our interim financial statements included elsewhere in this offering memorandum.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The following discussion is based on information contained in our audited consolidated financial statements and should be read in conjunction therewith. Our audited consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP. See "Presentation of Financial Information" and Annex A — Principal Differences Between Peruvian GAAP, IFRS and U.S. GAAP. The following table sets forth the principal components of our net income for 2006 and 2005.

	For the Years Ended December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Financial income	895.9	699.4	196.5	28.1
Financial expenses	(200.3)	(144.7)	(55.6)	38.5
Gross financial margin	**695.6**	**554.7**	**140.9**	**25.4**
Provision for loan losses, net	(125.8)	(109.9)	(15.8)	14.4
Provision for impairment of investments, net	(0.9)	(6.4)	5.5	(85.9)
Net financial margin	**568.9**	**438.4**	**130.6**	**29.8**
Fee income from financial services	239.6	210.2	29.4	14.0
Expenses relating to financial services	(25.8)	(19.4)	(6.4)	32.9
Result from insurance underwriting, net	(64.7)	(51.9)	(12.8)	24.6
Non-interest income	**149.0**	**138.8**	**10.3**	**7.4**
Operating margin	**718.0**	**577.1**	**140.8**	**24.4**
Administrative expenses	**(412.9)**	**(357.7)**	**(55.2)**	**15.4**
Net operating margin	305.1	219.5	85.6	39.0
Provision for contingencies and other provisions	(6.4)	(5.5)	(0.9)	16.3
Depreciation of property, furniture and equipment and realizable assets	(39.9)	(30.8)	(9.1)	29.6
Amortization of intangibles	(6.8)	(4.1)	(2.7)	65.7
Amortization of goodwill	(4.9)	(15.0)	10.1	(67.5)
Operating income	**247.1**	**164.1**	**83.0**	**50.6**
Other income net	31.7	40.2	(8.4)	(21.0)
Income before workers' profit sharing and income tax	**278.8**	**204.3**	**74.6**	**36.5**
Current and deferred workers' profit sharing	(11.9)	(8.6)	(3.3)	38.9
Current and deferred income tax	(68.1)	(49.5)	(18.6)	37.6
Income from continuing operations	**198.8**	**146.2**	**52.6**	**36.0**
Income (loss) from discontinued operations	**2.0**	**(3.7)**	**5.7**	**155.3**
Net income	**200.8**	**142.5**	**58.3**	**40.9**
Attributable to:				
Intergroup shareholders	187.9	132.4	55.4	41.9
Minority interest	13.0	10.1	2.9	28.2

Our consolidated net income (attributable to Intergroup shareholders) increased by 41.9% in 2006 as compared to 2005. This increase was due to a S/. 140.8 million, or 24.4%, increase in our consolidated operating margin (net financial margin plus non-interest income), partly offset by higher administrative expenses, which increased by S/. 55.2 million, or 15.4%, as a result of the growth of our operations during the same period. Our profitability continued to improve in 2006, resulting in a 2.2% return on average assets and a 27.1% return on average shareholders' equity as compared to 1.8% and 23.3%, respectively, in 2005.

Financial Income

The following table presents the components of our financial income for 2006 and 2005.

	For the Years Ended December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Interest and commissions on loans(1)	593.4	502.1	91.4	18.2
Interest due from banks and interbank funds	36.8	23.4	13.4	57.1
Investment income	187.7	129.9	57.7	44.4
Income from marketable securities and held-to-maturity investments	144.0	85.6	58.4	68.2
Gain on sale and purchase of held-to-maturity investments	14.1	14.7	(0.6)	(4.0)
Gain on sale and purchase of marketable securities	19.0	27.1	(8.1)	(29.8)
Income from permanent investments	6.4	2.4	4.0	170.0
Income from valuation of marketable investments for financial intermediation (trading), net	2.5	—	2.5	—
Income from sale of permanent investments	1.4	—	1.4	—
Gain on sale of Peruvian global bonds	0.4	0.2	0.1	70.4
Other financial income	8.8	3.3	5.6	168.8
Financial income before exchange difference, net	**826.7**	**658.7**	**168.0**	**25.5**
Exchange difference, net	69.2	40.7	28.5	70.0
Total	**895.9**	**699.4**	**196.5**	**28.1**

(1) Includes maintenance fees on payroll loans.

The 28.1% increase in financial income in 2006 was primarily due to higher interest and commission on loans. An 8.3% increase in Interbank's average balance of outstanding loans in 2006 accounted for S/. 70.9 million of the increase in interest and commissions on loans, while the increase in average nominal interest rates charged on Interbank's loans to 14.2% in 2006 from 13.0% in 2005 accounted for the remaining S/. 20.5 million of the increase in interest and commissions on loans. As in the prior year, and based on our retail strategy, higher yields on loans resulted in part from higher retail loan volumes, which carry higher interest rates than commercial loans. Retail loans on average represented 51.2% of Interbank's total loan portfolio in 2006 as compared to 47.1% in 2005.

Interest due from banks and interbank funds increased primarily as a result of higher interest rates in 2006, which accounted for S/. 7.6 million of such increase. Higher volumes of loans to banks and interbank funds in 2006 resulted in the remaining S/. 5.8 million of such increase.

Investment income increased as a result of a 57.9% increase in average investments primarily due to an increase in Interbank's investment in sovereign debt during 2006. The average yield received for our investments decreased from 8.6% in 2005 to 8.5% in 2006.

Exchange difference, net increased by S/. 28.5 million, or 70.0%, as a result of the higher volume of foreign exchange and currency trading transactions, particularly by customers of the retail banking segment. In addition, spreads on foreign exchange transactions were higher during the first semester of 2006, due to high volatility associated with the Peruvian presidential elections. Proprietary holding gains and losses were negligible due to matched currency positions.

Financial Expenses

The following table presents the components of our financial expenses for 2006 and 2005.

	For the Years Ended December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Interest and commissions on deposits and obligations	129.6	79.9	49.7	62.3
Interest and fees on deposits and due to banks and correspondents	25.5	21.0	4.5	21.4
Interest on securities, bonds and other obligations outstanding	20.5	19.4	1.1	5.8
Deposit insurance fund premiums	10.3	9.1	1.2	13.1
Investment expenses	2.7	9.0	(6.3)	(69.7)
Loss from impairment of permanent investments	0.1	4.6	(4.5)	(97.4)
Result from the sale and purchase of securities	1.5	3.7	(2.3)	(60.5)
Result from the sale of global bonds	1.1	—	1.1	—
Result from the valuation of marketable securities held for trading, net	—	0.7	(0.7)	(100.0)
Other financial expenses	11.7	6.3	5.4	85.3
Total	200.3	144.7	55.6	38.5

Expenses related to deposits (which include interest and commissions on deposits and obligations and deposit insurance fund premiums) increased in 2006 by S/. 50.9 million, primarily as a result of a S/. 44.1 million increase in expenses related to time deposits, a S/. 5.0 million increase in expenses related to savings deposits and a S/. 1.7 million increase in expenses related to demand deposits.

Expenses related to time deposits increased due to a 24.3% increase in volume, which resulted in a S/. 21.3 million increase in related interest expenses. Likewise, an increase in nominal average interest rates on time deposits to 4.5% in 2006 from 3.4% in 2005 resulted in a S/. 22.8 million increase in interest expenses in 2006. Expenses related to savings deposits increased by S/. 5.0 million in 2006. Of this increase, S/. 2.4 million resulted from higher average nominal interest rates, S/. 1.8 million resulted from an increase in the volume of savings deposits to S/. 1.7 billion in 2006 from S/. 1.5 billion in 2005 and S/. 0.8 million for higher expenses related to prizes granted under the *Cuenta Millonaria*. The S/. 1.7 million increase in interest and commissions on demand deposits was mainly due to an increase in interest rates to 0.6% in 2006 from 0.5% in 2005.

Interest and fees on deposits and due to banks and correspondents increased by S/. 4.5 million in 2006. Although interest rates on deposits and due to banks and correspondents decreased to 4.0% in 2006 from 4.2% in 2005, volume increased by 28.3% to S/. 638.4 million in 2006 from S/. 497.7 million in 2005.

Average security, bond and obligation volume decreased by S/. 32.3 million in 2006, due to a US$30.0 million principal repayment of leasing bonds during the third quarter of 2006. Interest rates on securities, bonds and other obligations increased to 6.3% in 2006 from 5.0% in 2005. Higher interest rates and lower volumes in securities, bonds and other obligations resulted in a S/. 1.1 million increase in interest on securities, bonds and other obligations in 2006.

Gross Financial Margin

Gross financial margin represents the difference between financial income and financial expenses. As a result of the factors discussed above, our gross financial margin increased by 25.4% to S/. 695.6 million in 2006 from S/. 554.7 million in 2005.

Provision for Loan Losses, Net

The following table presents the components of our provision for total loan losses, net for 2006 and 2005.

	For the Years Ended December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Provisions recognized as expense for the period	150.6	140.3	10.3	7.3
Provisions recognized as expense for the period, which correspond to the reallocation of the allowance for assets received as payment and seized through legal actions	—	3.6	(3.6)	(100.0)
Recoveries	(24.9)	(34.0)	9.1	(26.9)
Provision for loan losses, net	**125.8**	**109.9**	**15.8**	**14.4**

Provision for loan losses, net increased by S/. 15.8 million, or 14.4%. The provisions recognized as expense for the period increased by S/. 10.3 million as a result of a S/. 265.5 million increase in our loan portfolio. The ratio of provisions recognized as expense for the period over total loans remained stable at 3.4%. Despite higher loan volumes, recovery provisions related to collections decreased by S/. 9.1 million due to a lower level of delinquency in the commercial loan segment.

In 2005, a change in regulations applicable to the accounting treatment of assets seized through legal actions resulted in a surplus of allowance for assets received as payment and seized through legal actions of S/. 3.6 million, which were reclassified to provisions for loan losses.

The following table presents the effect on allowance for loan losses, as recorded on our consolidated balance sheet as of the dates indicated.

	As of December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Balance at the beginning of year(1)	**230.6**	**285.2**	**(54.6)**	**(19.2)**
Provisions recognized as expense for the period	150.6	140.3	10.3	7.3
Provisions recognized as expense for the period, which correspond to the reallocation of the allowance for assets received as payment and seized through legal actions	—	3.6	(3.6)	(100.0)
Recoveries	(24.9)	(34.0)	9.1	(26.9)
Reclassification of provision for capitalization of debt	—	—	—	—
Write-offs, extinguishment of debt and sales	(127.3)	(172.3)	45.0	(26.1)
Exchange difference, net	(9.6)	7.7	(17.4)	(224.1)
Balance at year end(1)	**219.4**	**230.6**	**(11.2)**	**(4.8)**
Provisions for contingent loans	19.4	21.9	(2.5)	(11.5)

(1) Includes provisions for contingent loans.

Allowance for loan losses decreased by S/. 11.2 million in 2006 as compared to 2005. In 2006, although we increased our loan portfolio by 6.4%, our past due loan ratio decreased to 1.9% as of December 31, 2006 from 2.9% as of December 31, 2005, reflecting improved economic conditions in Peru and the effectiveness of our risk management policies. Despite a reduction in our allowance for loan losses, our coverage ratio (allowance for loan losses as a percentage of past due loans), which indicates the level of allowance for past due loans, increased to 235% as of the end of 2006 from 176% as of the end of 2005 as a result of proportionally lower past due loans in 2006 than in 2005.

Write-offs, extinguishment of debt and sales amounted to S/. 127.3 million and decreased by S/. 45.0 million, or 26.1%, in 2006 primarily due to lower past due loans volumes, mainly in the commercial segment.

Provisions for contingent loans amounted to S/. 19.4 million in 2006, representing a 11.5% decrease from 2005.

Provision for Impairment of Investments, Net

Provision for impairment of investments, net decreased by S/. 5.5 million, from S/. 6.4 million in 2005 to S/. 0.9 million in 2006, due to a decrease of S/. 6.3 million in investment expenses as a result of the sale of investments and the reversal of provisions related to such investments.

Net Financial Margin

Net financial margin represents gross financial margin less provisions for loan losses, net and provision for impairment of investments, net. As a result of the factors discussed above, our net financial margin increased by S/. 130.6 million to S/. 568.9 million in 2006 from S/. 438.4 million in 2005.

Non-Interest Income

The following table presents the components of our non-interest income for 2006 and 2005.

	For the Years Ended December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Fee income from financial services	239.6	210.2	29.4	14.0
Expenses relating to financial services	(25.8)	(19.4)	(6.4)	32.9
Result from insurance underwriting, net	(64.7)	(51.9)	(12.8)	24.6
Total non-interest income, net	**149.0**	**138.8**	**10.3**	**7.4**

Non-interest income, net increased by S/. 10.3 million, or 7.4%, in 2006 mainly as a result of an increase in fee income from financial services during the same period. Fee income from financial services increased by S/. 29.4 million in 2006 as compared to 2005, which represents a higher average monthly income of S/. 2.4 million as compared to 2005. Fees from credit and debit cards increased by S/. 16.0 million in 2006, reflecting an increase in the number of active credit card accounts and increased activity resulting from marketing campaigns. In addition, there was a S/. 11.7 million, or 19.2%, increase in income from commissions relating to insurance, savings accounts, demand deposit maintenance and other items during the same period. This increase was due to a higher number of account holders, a higher volume of loans that required mandatory life insurance and a higher volume of insurance products sold through Interbank's distribution network. A higher number of contingent operations related to foreign trade activity and letters of credit issued in 2006 resulted in higher income of S/. 2.1 million, or 19.9%. Income from transfer services increased by S/. 1.7 million, or 17.5%. Income from the leasing of ATMs and from the use of our ATMs by third parties increased by S/. 0.8 million, or 8.1%, reflecting the expansion of our Global Net ATM network.

Our expenses relating to financial services increased by S/. 6.4 million in 2006 primarily as a result of higher credit and debit card expenses due to our expanded credit card operations.

Result from insurance underwriting, net primarily reflects premiums paid on sales of all insurance policies net of reserves recorded at the time of sale and adjusted on an ongoing basis and reinsurance, commissions and other expenses related to the sale of insurance policies. The loss in insurance underwriting increased in 2006 due to higher claims on premiums assumed, which increased by S/. 30.6 million. A higher income for premiums assumed partially offset the higher expenses by S/. 15.1 million. The adjustment of technical reserves for premiums assumed amounted to S/. 217.4 million during 2006, a S/. 3.5 million increase as compared to 2005. For additional information about the calculation of annuity reserves, see "— Overview — Interseguro."

Operating Margin

Operating margin represents the sum of net financial margin and non-interest income. As a result of the factors discussed above, our operating margin increased by S/. 140.8 million to S/. 718.0 million in 2006 from S/. 577.1 million in 2005.

Administrative Expenses

The following table presents the components of our administrative expenses for 2006 and 2005.

	For the Years Ended December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Personnel and board of directors expenses	179.1	158.6	20.5	13.0
Services received from third parties	210.3	181.0	.29.4	16.2
Taxes and contributions	23.4	18.1	5.3	29.2
Total administrative expenses	**412.9**	**357.7**	**55.2**	**15.4**

Our administrative expenses were S/. 412.9 million during 2006, 15.4% higher than the previous year. Personnel and board of directors expenses and services received from third parties expenses increased by S/. 20.5 million and S/. 29.4 million, respectively. The higher expenses recorded by these items were primarily due to higher costs resulting from the growth of our business, particularly in the retail banking sector. Due to increased activity, Interbank hired additional employees to maintain its service quality standards. The increase in the total number of credit cards issued resulted in greater expenditures relating to the attraction and retention of customers. In addition, we incurred costs relating to the expansion and remodeling of our stores and ATMs. Despite the foregoing, the increase in expenses was offset by a greater increase in operating income. Interbank's efficiency ratio as compared to the previous year improved to 55.3% in 2006 from 59.3% in 2005.

Net Operating Margin

Net operating margin represents the difference between operating margin and administrative expenses. As a result of the factors discussed above, our net operating margin increased by S/. 85.6 million to S/. 305.1 million in 2006 from S/. 219.5 million in 2005.

Provisions for Contingencies and Other Provisions

Provisions for contingencies and other provisions increased by S/. 0.9 million, or 16.3%, in 2006 as compared to 2005. Depreciation of property, furniture and equipment and realizable assets increased by S/. 9.1 million in 2006 in line with overall banking activity expansion in Peru. Amortization of intangibles increased by S/. 2.7 million in 2006 as a result of investments in software.

Amortization of goodwill decreased by S/. 10.1 million as the amortization of goodwill items related to Banco Latino's acquisition ended in 2006.

Operating income

Operating income represents net operating margin less provision for contingencies and other, depreciation of property, furniture and equipment and realizable assets, amortization of intangibles and amortization of goodwill. As a result of the factors discussed above, our operating income increased by S/. 83.0 million to S/. 247.1 million in 2006 from S/. 164.1 million in 2005.

Other Income, net

The following table presents the components of our other income, net for 2006 and 2005.

	For the Years Ended December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Net gain on sale of assets received as payment and seized through legal actions	7.9	23.4	(15.4)	(66.1)
Recovery of prior years past due loans	30.8	28.8	2.0	6.8
Reversal of provision for assets received as payment and seized through legal actions	—	3.6	(3.6)	(100.0)
Sale of fixed assets and realizable assets	0.1	4.7	(4.6)	(98.0)
Other commissions and services	14.1	14.2	(0.1)	(0.8)
Other	5.2	9.2	(4.1)	(44.2)
Total other income	**58.1**	**84.0**	**(25.9)**	**(30.9)**
Provision for assets received as payment and seized through legal actions	(2.2)	(17.4)	15.2	(87.4)
Interest from prior years past due loans previously recognized as interest income	(0.8)	(2.5)	1.7	(69.2)
Employees retirement incentive program	(2.4)	(1.3)	(1.1)	82.6
Cost of sales and/or retirements of fixed assets and realizable assets	(0.0)	(5.1)	5.1	(99.2)
Other	(20.9)	(17.4)	(3.5)	19.9
Total other expenses	**(26.4)**	**(43.8)**	**17.5**	**(39.9)**
Total other income, net	**31.7**	**40.2**	**(8.4)**	**(21.0)**

Total other income, net decreased by S/. 8.4 million in 2006 as compared to 2005 mainly due to a decrease of S/. 15.4 million in net gain on sale of assets received as payment and seized through legal actions. The volume of assets sold decreased to S/. 9.8 million in 2006 from S/. 47.4 million in 2005 reflecting the lower volume of seized assets originated by delinquency of commercial loans in prior years. We estimate that other income, net will remain stable in the future, as we expect that recoveries associated with retail loans will increase due to a higher volume of retail loans, but this increase will be largely offset by a decrease in recoveries associated with commercial loans due to an improvement in the credit quality of commercial loans.

Current and Deferred Workers' Profit Sharing

Each of Interbank and Interseguro must contribute 5% of its taxable income as current and deferred workers' profit sharing. During both 2005 and 2006, current and deferred workers' profit sharing related entirely to Interbank's taxable income, as Interseguro did not have taxable income during those years. The increase in workers' profit sharing is therefore due to an increase in Interbank's taxable income.

Current and Deferred Income Tax

Intergroup is incorporated in Panama, and therefore it is not subject to any income tax at the Intergroup level. Our subsidiaries, Interbank and Interseguro, are subject to Peruvian income tax and must calculate their income tax expense on a non-consolidated basis. As of December 31, 2006, the applicable corporate income tax rate was 30% of taxable income. However, due to an exemption from tax for most of Interseguro's investment income, our effective tax rate was 24.4% for the year ended December 31, 2006 as compared to 24.2% for the year ended December 31, 2005.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations reflects our investments in Supermercados Peruanos. For additional information, see note 2 to our consolidated financial statements included elsewhere in this offering memorandum.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The following discussion is based on information contained in our audited consolidated financial statements and should be read in conjunction therewith. Our consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP. See "Presentation of Financial Information" and Annex A — Principal Differences Between Peruvian GAAP, IFRS, and U.S. GAAP.

The following table sets forth the principal components of our net income for 2005 and 2004.

	For the Years Ended December 31,		Change	
	2005	2004		
	(S/. in millions)		(S/. in millions)	%
Financial income	699.4	579.6	119.8	20.7
Financial expenses	(144.7)	(120.2)	(24.5)	20.4
Gross financial margin	**554.7**	**459.5**	**95.3**	**20.7**
Provision for loan losses, net	(109.9)	(118.9)	9.0	(7.5)
Provision for impairment of investments, net	(6.4)	(0.4)	(6.0)	*
Net financial margin	**438.4**	**340.2**	**98.2**	**28.9**
Fee income from financial services	210.2	172.3	37.8	22.0
Expenses relating to financial services	(19.4)	(13.7)	(5.7)	41.4
Result from insurance underwriting, net	(51.9)	(49.2)	(2.8)	5.6
Non-interest income	**138.8**	**109.4**	**29.4**	**26.9**
Operating margin	**577.1**	**449.6**	**127.6**	**28.4**
Administrative expenses	**(357.7)**	**(306.6)**	**(51.1)**	**16.7**
Net operating margin	219.5	143.0	76.5	53.5
Provision for contingencies and other provisions	(5.5)	(7.5)	2.0	(26.6)
Depreciation of property, furniture and equipment and realizable assets	(30.8)	(28.5)	(2.2)	7.9
Amortization of intangibles	(4.1)	(4.1)	0.0	1.1
Amortization of goodwill	(15.0)	(14.6)	(0.3)	2.3
Operating income	**164.1**	**88.2**	**75.9**	**86.0**
Other income, net	40.2	1.6	38.6	*
Loss from exposure to inflation, net	—	(2.6)	2.6	(100.0)
Income before workers' profit sharing and income tax	**204.3**	**87.2**	**117.1**	**134.2**
Current and deferred workers' profit sharing	(8.6)	(2.9)	(5.6)	191.2
Current and deferred income tax	(49.5)	(16.9)	(32.6)	193.1
Income from continuing operations	**146.2**	**67.4**	**78.8**	**117.0**
Income (loss) from discontinued operations	**(3.7)**	**11.1**	**(14.8)**	**(133.0)**

	For the Years Ended December 31,		Change	
	2005	2004		
	(S/. in millions)		(S/. in millions)	%
Net income	**142.5**	**78.5**	**64.1**	**81.7**
Attributable to:				
Intergroup shareholders	132.4	71.5	60.9	85.2
Minority interest	10.1	7.0	3.2	45.3

* Not meaningful.

Our consolidated net income (attributable to Intergroup shareholders) increased by 85.2% in 2005 as compared to 2004. This increase was due to a S/. 127.6 million, or 28.4%, increase in operating margin (net financial margin plus non-interest income), partly offset by higher administrative expenses, which increased by S/. 51.1 million, or 16.7%, as a result of growth in our operations during the same period. Our profitability continued to improve in 2005, resulting in a 1.8% return on average assets and a 23.3% return on average shareholders' equity compared to 1.1% and 14.8%, respectively, in 2004.

Financial Income

The following table presents the components of our financial income for 2005 and 2004.

	For the Years Ended December 31,		Change	
	2005	2004		
	(S/. in millions)		(S/. in millions)	%
Interest and commissions on loans(1)	502.1	427.8	74.3	17.4
Interest on due from banks and interbank funds	23.4	13.2	10.2	77.5
Investment income	129.9	111.0	18.9	17.0
Income from marketable securities and held-to-maturity investments	85.6	73.9	11.7	15.8
Gain on sale and purchase of held-to-maturity investments	14.7	13.2	1.4	10.6
Gain on sale and purchase of marketable securities	27.1	11.6	15.5	133.3
Income from permanent investments	2.4	3.5	(1.2)	(33.1)
Gain on sale of Peruvian global bonds	0.2	8.7	(8.5)	(97.6)
Other financial income	3.3	2.4	0.9	36.5
Financial income before exchange difference, net	**658.7**	**554.4**	**104.3**	**18.8**
Income from exchange difference, net	40.7	25.3	15.4	61.0
Total financial income	**699.4**	**579.6**	**119.8**	**20.7**

(1) Includes maintenance fees on payroll loans.

The 20.7% increase in financial income in 2005 was primarily due to higher interest and commissions on loans. A 9.0% increase in Interbank's average balance of outstanding loans in 2005 accounted for S/. 64.8 million of the increase in interest and commissions on loans, while the increase in average nominal interest rates charged on Interbank's loans to 13.0% in 2005 from 12.1% in 2004 accounted for the remaining S/. 9.5 million increase in interest and commission on loans. Higher yields on loans resulted in part from retail loans, which carry higher interest rates than commercial loans, comprising a greater portion of Interbank's overall loan portfolio. Retail loans on average accounted for 47.1% of Interbank's total loan portfolio in 2005 as compared to 44.8% in 2004.

Interest due from banks and interbank funds increased primarily as a result of higher interest rates, which accounted for S/. 9.3 million of such increase. Higher volumes of loans to banks and interbank funds resulted in the remaining S/. 0.9 million increase.

Investment income increased as a result of an 18.4% increase in average assets under management primarily due to an increase in premiums sold by Interseguro during 2005. The increase was partially offset by a decrease in the average balance of Interbank's investment portfolio. The average yield received for our investments decreased from 8.9% in 2004 to 8.6% in 2005.

Income from exchange difference, net increased by S/. 15.4 million, or 61.0%, as a result of a higher volume of foreign exchange and currency trading transactions with customers, particularly through Interbank's financial stores and ATMs. Proprietary holding gains and losses were negligible due to matched currency positions.

Financial Expenses

The following table presents the components of our financial expenses for 2005 and 2004.

	For the Years Ended December 31,		Change	
	2005	2004		
	(S/. in millions)		(S/. in millions)	%
Interest and commissions on deposits and obligations	79.9	67.4	12.4	18.5
Interest and fees on deposits and due to banks and correspondents	21.0	15.8	5.2	32.9
Interest on securities, bonds and other obligations outstanding	19.4	18.7	0.6	3.5
Deposit insurance fund premiums	9.1	8.1	1.0	11.7
Investment expenses	9.0	6.0	3.0	49.2
Loss from impairment of permanent investments	4.6	2.6	2.0	78.5
Result from the purchase and sale of securities	3.7	0.5	3.2	651.3
Result from the valuation of marketable securities held for trading, net intermediation (trading), net	0.7	3.0	(2.3)	(76.3)
Other financial expenses	6.3	4.1	2.3	56.0
Total	**144.7**	**120.2**	**24.5**	**20.4**

Expenses related to deposits (which include interest and commissions on deposits and deposit insurance fund premiums) increased in 2005 by S/. 13.4 million as a result of a S/. 7.2 million increase in expenses related to time deposits, a S/. 5.5 million increase in expenses related to savings deposits and a S/. 0.7 million increase in expenses related to demand deposits.

Nominal average interest rates paid on time deposits increased to 3.4% in 2005 from 2.9% in 2004, leading to a S/. 9.9 million increase in related interest expenses, which was partially offset by S/. 2.7 million decrease in interest expenses resulting from a decrease in the volume of time deposits. Expenses related to savings deposits increased by S/. 5.5 million in 2005. Of this increase, S/. 1.9 million resulted from an increase in the volume of savings deposits to S/. 1.5 billion in 2005 from S/. 1.3 billion in 2004. The increase was partially offset by lower average nominal interest rates, which resulted in a S/. 0.5 million decrease in expenses related to savings deposits. Additionally, higher expenses related to prizes of *Cuenta Millonaria* accounted for a S/. 4.0 million increase in these expenses. With respect to interest and commissions on demand deposits, the increase in expenses was mainly due to an increase in interest rates from 0.4% in 2004 to 0.5% in 2005 and higher account balances.

Interest and fees on deposits and due to banks and correspondents increased in 2005 due to a S/. 6.4 million increase in expenses resulting from an increase in international interest rates from 3.0% in 2004 to 4.2% in 2005, partially offset by a S/. 1.2 million decrease in the volume of borrowings from banks and correspondents.

During 2005, Interbank continued raising funds in the Peruvian capital markets. The S/. 0.6 million, or 3.5% increase in interest on securities, bonds and other obligations in 2005 reflects a 14.7% increase in obligations outstanding, partially offset by a decrease in local interest rates.

Gross Financial Margin

Gross financial margin represents the difference between financial income and financial expenses. As a result of the factors discussed above, our gross financial margin increased by 20.7% to S/. 554.7 million in 2005 from S/. 459.5 million in 2004.

Provision for Loan Losses, Net

The following table presents the components of our provision for loan losses, net for 2005 and 2004.

	For the Years Ended December 31,		Change	
	2005	2004		
	(S/. in millions)		(S/. in millions)	%
Provisions recognized as expense for the period	140.3	130.8	9.6	7.3
Provisions recognized as expense for the period, which correspond to the reallocation of the allowance for assets received as payment and seized through legal actions	3.6	—	3.6	—
Recoveries	(34.0)	(11.9)	(22.1)	185.9
Provision for loan losses, net	**109.9**	**118.9**	(9.0)	(7.5)

Provision for loan losses, net decreased by S/. 9.0 million as a result of an increase in the amount of recoveries related to the collection of loans for which provisions were recorded in prior years. The provisions recognized as expenses for the period increased by S/. 9.6 million due to an increase in loan volume in 2005. The ratio of provisions recognized as expense for the period over total loans decreased to 3.4% in 2005 from 3.6% in 2004 as a result of an improvement in the credit quality of our loans.

In 2005, a change in regulations applicable to the accounting treatment of assets seized through legal actions resulted in a surplus of provisions for assets received as payment and seized through legal actions of S/. 3.6 million, which were reclassified to provisions for loan losses.

The following table presents the effect on allowance for loan losses, as recorded on our consolidated balance sheet as of the dates indicated.

	As of December 31,		Change	
	2005	2004		
	(S/. in millions)		(S/. in millions)	%
Balance at the beginning of year(1)	**285.2**	**372.6**	**(87.4)**	**(23.5)**
Provisions recognized as expense for the period	140.3	130.8	9.6	7.3
Provisions recognized as expense for the period which correspond to the reallocation of the provision for assets received as payment and seized through legal actions	3.6	—	3.6	—
Recoveries	(34.0)	(11.9)	(22.1)	185.9
Reclassification of provision for capitalization of debt	—	(19.9)	19.9	(100.0)
Write-offs, extinguishment of debt and sales	(172.3)	(158.8)	(13.5)	8.5
Exchange difference, net (includes result from exposure to inflation in 2004)	7.7	(27.6)	35.4	(128.0)
Balance at year end(1)	**230.6**	**285.2**	**(54.6)**	**(19.2)**
Provisions for contingent loans	21.9	14.5	7.3	50.0

(1) Includes provisions for contingent loans.

Allowance for loan losses decreased by S/. 54.6 million in 2005 as compared to 2004. In 2005, although we increased our average loan volume by 9.0%, our past due loan ratio decreased to 2.9% as of December 31, 2005 from 4.9% as of December 31, 2004, reflecting improved economic conditions in Peru and the effectiveness of our risk management policies. In addition, our coverage ratio (allowance for loan losses as a percentage of past due loans), which indicates the level of allowance for past due loans, increased to 176% as of the end of 2005 from 152% as of the end of 2004.

In 2004, Interbank capitalized loans in an aggregate amount of S/. 19.9 million. Accordingly, the corresponding provisions were reclassified as investment reserves. Write-offs, extinguishment of debt and sales increased by S/. 13.5 million, mainly due to write-offs of commercial loans from prior years.

Provisions for contingent loans amounted to S/. 21.9 million in 2005, representing a 50.0% increase from 2004 due to a 25.1% increase in our contingent loan portfolio.

Provision for Impairment of Investments, Net

Provision for impairment of investments, net increased by S/. 6.0 million from S/. 0.4 million in 2004 to S/. 6.4 million in 2005 primarily due to an increase in provisions related to the capitalization of certain impaired credits.

Net Financial Margin

Net financial margin represents gross financial margin less provisions from loan losses, net and provision for impairment of investments, net. As a result of the factors discussed above, our net financial margin increased by S/. 98.2 million to S/. 438.4 million in 2005 from S/. 340.2 million in 2004.

Non-Interest Income

The following table presents the components of our non-interest income for 2005 and 2004.

	For the Years Ended December 31,		Change	
	2005	2004		
	(S/. in millions)		(S/. in millions)	%
Fee income from financial services	210.2	172.3	37.8	22.0
Expenses relating to financial services	(19.4)	(13.7)	(5.7)	41.4
Result from insurance underwriting, net	(51.9)	(49.2)	(2.8)	5.6
Total non-interest income, net	**138.8**	**109.4**	**29.4**	**26.9**

Non-interest income, net increased by S/. 29.4 million, or 26.9%, in 2005 mainly as a result of an increase in fee income from financial services during the same period. Fee income from financial services increased as a result of an increase in fees from credit and debit cards, which increased by S/. 15.8 million, or 33.2%, in 2005 as compared to 2004, reflecting an increase in the number of credit card accounts opened in 2005 and increased activity by existing credit card holders. In addition, there was a S/. 12.0 million, or 24.6%, increase in income from commissions relating to insurance, savings accounts, demand deposits maintenance, excess transactions and other items. The increase was primarily due to a higher volume of loans that required mandatory life insurance. Income from the lease of ATMs and from the use of our ATMs by third parties also increased by S/. 3.8 million, or 69.8%, in 2005, reflecting the expansion of our Global Net ATM network.

Our expenses relating to financial services increased by S/. 5.7 million, primarily as a result of higher credit and debit card expenses due to our expanded credit card operations.

Result from insurance underwriting, net primarily reflects premiums paid on sales of all insurance policies net of reserves recorded at the time of sale and adjusted on an ongoing basis and reinsurance, commissions and other expenses related to the sale of insurance policies. Result from insurance underwriting, net decreased in 2005 due to an increase in reserves to S/. 220.9 million in 2005 from S/. 187.2 million in 2004, as well as increases in reinsurance, commissions to selling agents and other expenses resulting from larger sales, partially offset by a 15% increase in income from premiums sold to S/. 287.7 million in 2005 from S/. 249.3 million in 2004 and a 5% decrease in claims to S/. 97.5 million in 2005 from S/. 102.1 million in 2004. For additional information about the calculation of annuity reserves, see "— Overview — Interseguro."

Operating Margin

Operating margin represents the sum of net financial margin and non-interest income. As a result of the factors discussed above, our operating margin increased by S/. 127.6 million to S/. 577.1 million in 2005 from S/. 449.6 million in 2004.

Administrative Expenses

The following table presents the components of our administrative expenses for 2005 and 2004.

	For the Years Ended December 31,		Change	
	2005	2004		
	(S/. in millions)		(S/. in millions)	%
Personnel and board of directors expenses	158.6	148.4	10.2	6.9
Services received from third parties	181.0	137.6	43.4	31.5
Taxes and contributions	18.1	20.6	(2.5)	(12.0)
Total administrative expenses	**357.7**	**306.6**	**51.1**	**16.7**

Personnel and board of directors expenses and services received from third parties accounted for the majority of the increase in administrative expenses due to higher costs resulting from the growth of our business, particularly in the retail banking sector. We increased personnel by 8.4% in 2005 to reach more customers and to maintain our service quality standards. In addition, we incurred costs related to opening new and remodeling existing financial stores, expanding our ATM network and growing our credit card business, which resulted in higher acquisition costs, including sales expenses, loyalty programs, advertising and processing fees. Interbank's efficiency ratio was 59.3% in 2005 and 59.4% in 2004.

Net Operating Margin

Net operating margin represents the difference between operating margin and administrative expenses. As a result of the factors discussed above, our net operating margin increased by S/. 76.5 million to S/. 219.5 million in 2005 from S/. 143.0 million in 2004.

Provisions for Contingencies and Other Provisions

Provisions for contingencies and other provisions decreased by S/. 2.0 million in 2005 as compared to 2004. Depreciation of property, furniture and equipment and realizable assets experienced a S/. 2.2 million increase in 2005. Amortization of intangibles, amortization of goodwill and other amortizable expenses increased by S/. 0.4 million in 2005.

Operating Income

Operating income represents net operating margin less provision for contingencies and other, depreciation of property, furniture and equipment and realizable assets, amortization of intangibles and amortization of goodwill. As a result of the factors discussed above, our operating income increased by S/. 75.9 million to S/. 164.1 million in 2005 from S/. 88.2 million in 2004.

Other Income, net

The following table presents the components of our other income, net for 2005 and 2004.

	For the Years Ended December 31, 2005	2004	Change	
	(S/. in millions)		(S/. in millions)	%
Net gain on sale of assets received as payment and seized through legal actions	23.4	10.8	12.5	115.6
Recovery of prior years past due loans	28.8	14.9	14.0	94.1
Reversal of provision for assets received as payment and seized through legal actions	3.6	—	3.6	—
Sale of fixed assets and realizable assets	4.7	0.0	4.7	*
Other commissions and services	14.2	12.5	1.7	13.4
Other	9.2	15.5	(6.3)	(40.4)
Total other income	**84.0**	**53.7**	**30.2**	**56.3**
Provision for assets received as payment and seized through legal actions	(17.4)	(31.6)	14.2	(44.9)
Interest from prior year past due loans previously recognized as interest income	(2.5)	(2.3)	(0.2)	8.3
Employee retirement incentive	(1.3)	(1.9)	0.6	(30.3)
Cost of sales and/or retirements of fixed assets and realizable assets	(5.1)	(0.4)	(4.7)	*
Other	(17.4)	(15.9)	(1.6)	9.8
Total other expenses	**(43.8)**	**(52.1)**	**8.3**	**(16.0)**
Total other income, net	**40.2**	**1.6**	**38.6**	*****

* Not meaningful.

Other income, net increased by S/. 38.6 million in 2005 as compared to 2004 primarily due to the combined result of an increase in net gain on sale of assets received as payment and seized through legal actions, an increase in recovery of prior years past due loans and a decrease in reversion of provision for assets received as payment and seized through legal actions during the same period.

Current and Deferred Workers' Profit Sharing

Each of Interbank and Interseguro must contribute 5% of its taxable income as current and deferred workers' profit sharing. During both 2004 and 2005, current and deferred workers' profit sharing related entirely to Interbank's taxable income, as Interseguro did not have taxable income during those years. The increase in workers' profit sharing is therefore due to an increase in Interbank's taxable income.

Current and Deferred Income Tax

Intergroup is incorporated in Panama, and therefore it is not subject to any income tax at the Intergroup level. Our subsidiaries, Interbank and Interseguro, are subject to Peruvian income tax and must calculate their income tax expense on a non-consolidated basis. As of December 31, 2005, the applicable corporate income tax rate was 30% of taxable income. However, due to an exemption from tax for most of Interseguro's investment income, our effective tax rate was 24.2% for the year ended December 31, 2005 as compared to 19.4% for the year ended December 31, 2004.

Income (Loss) from Discontinued Operations

Income (Loss) from discontinued operations reflects our investments in Supermercados Peruanos. For additional information, see note 2 to our consolidated financial statements included elsewhere in this offering memorandum.

Liquidity and Capital Resources

Sources of Funds

Interbank's primary sources of funds are deposits and obligations, which amounted to S/. 6.0 billion as of March 31, 2007. Interbank's deposits include retail, commercial and institutional deposits, generated mainly through Interbank's financial stores distribution network. Funding from retail deposits amounted to 46.4% of total deposits as of March 31, 2007. Retail deposits provide Interbank with a low-cost, diverse and stable source of funding.

The following table presents our primary sources of funds as of March 31, 2007 and December 31, 2006.

	As of March 31, 2007	As of December 31, 2006	Change	
	(S/. in millions)		(S/. in millions)	%
Deposits and obligations	5,987.1	5,760.7	226.4	3.9
Interbank funds	19.6	25.0	(5.5)	(21.8)
Short-term deposits from local and foreign financial entities	178.3	148.6	29.7	20.0
Due to banks and correspondents — short-term	88.7	53.4	35.3	66.0
Due to banks and correspondents — long-term	282.4	286.5	(4.1)	(1.4)
Securities, bonds and other obligations outstanding	269.4	270.9	(1.5)	(0.5)
Total	**6,825.5**	**6,545.2**	**280.4**	**4.3**

Deposits and obligations increased by S/. 226.4 million, or 3.9%, in the three months ended March 31, 2007 as a result of an increase in deposits from our retail, commercial and institutional clients.

Sources of funds other than deposits include interbank funds, short-term deposits from local and foreign financial entities, due to banks and correspondents, and securities, bonds and obligations. Short-term deposits from local and foreign financial entities increased to S/. 178.3 million as of March 31, 2007 from S/. 148.6 million as of December 31, 2006 due to an increase in the volume of deposits from state-owned institutions.

Amounts due to banks and correspondents (including both short- and long-term amounts) increased by S/. 31.2 million to S/. 371.2 million in the three months ended March 31, 2007 due to a S/. 34.1 million increase in loans received from foreign institutions. Amounts due to banks and correspondents also include loans received from Corporación Financiera de Desarrollo, or COFIDE, and amounted to S/. 244.0 million as of March 31, 2007.

Interbank and Interseguro have issued subordinated, mortgage and leasing bonds in the Peruvian capital markets. As of March 31, 2007, Interbank and Interseguro had S/. 156.6 million (approximately US$49.2 million) and S/. 15.9 million (approximately US$5.0 million) in subordinated bonds outstanding, respectively. Interbank had S/. 50.6 million (approximately US$15.9 million) in mortgage bonds outstanding as of March 31, 2007. These bonds are used to fund a portion of Interbank's mortgage loans. Mortgage bonds are denominated in U.S. dollars, have payment terms that match the related mortgage loans and have longer maturities compared to conventional consumer loans. Mortgage bonds allow Interbank to reduce the risk of fluctuations in interest rates and inflationary movements. As of March 31, 2007, Interbank's outstanding leasing bonds amounted to S/. 47.7 million (approximately US$15.0 million). Leasing bonds are denominated in U.S. dollars and have maturities of up to three years, which generally match the leasing operations they fund.

Interbank is required to maintain deposit reserves with the Central Bank. The amount of these reserves is determined based on a percentage of the deposits and other liabilities that Interbank owes to its customers. The reserve requirement is currently equal to 6.0% of Interbank's Nuevo Sol-denominated customer deposits and 29.2% of its dollar-denominated customer deposits. The Central Bank does not pay any interest on Nuevo Sol-denominated deposit reserves but pays Interbank a 3.25% annual interest rate on the amount of dollar-denominated deposit reserves in excess of 6% of its dollar-denominated customer deposits. See "Regulation and Supervision."

At times, we have also accessed Peru's short-term interbank deposit market to satisfy liquidity needs. The Central Bank's discount window, which makes short-term loans to banks at premium rates, is also available as a short-term funding source, although we have used it infrequently. As part of our liquidity management, we often enter into repos on Central Bank certificates of deposit, which are the most cost and tax efficient source of funds in Peruvian currency.

The following table presents our primary sources of funds as of December 31, 2006 and 2005.

	As of December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Deposits and obligations	5,760.7	4,556.3	1,204.4	26.4
Interbank funds	25.0	20.2	4.8	23.9
Short-term deposits from local and foreign financial institutions	148.6	69.4	79.2	114.0
Due to banks and correspondents — short-term	53.4	157.6	(104.1)	(66.1)
Due to banks and correspondents — long-term	286.5	325.8	(39.3)	(12.1)
Bonds and other obligations	270.9	394.7	(123.8)	(31.4)
Total	**6,545.2**	**5,524.0**	**1,021.2**	**18.5**

During 2006, deposits and obligations increased by S/. 1.2 billion, or 26.4%, to S/. 5.8 billion compared to S/. 4.6 billion in 2005. As of December 31, 2006, retail deposits accounted for 48.4% of total deposits, reflecting our policy to maintain a structure of diversified, stable and low-cost deposits.

Amounts due to banks and correspondents (including both short and long-term amounts) increased from S/. 483.3 million as of December 31, 2005 to S/. 339.9 million as of December 31, 2006, due to a decrease of S/. 86.8 million in loans received from foreign institutions, a decrease of S/. 33.9 million in promotional credit lines and a decrease of S/. 22.5 million in Peruvian Central Bank repurchase agreements, or repos, during the same period. Loans received from foreign institutions for financing export and import transactions and working capital requirements of Interbank's customers decreased as a result of lower financing costs related to domestic financing for external trade operations. Promotional credit lines, including loans received from COFIDE, decreased mainly due to principal repayment and a lower use of these credit lines by commercial clients.

Securities, bonds and other obligations outstanding decreased by S/. 123.8 million from S/. 394.7 million as of December 31, 2005 to S/. 270.9 million as of December 31, 2006, due mainly to the repayment of leasing bonds in the total aggregate principal amount of US$30.0 million during the third quarter of 2006.

Regulatory Capital

Under Articles 184 and 185 of the Peruvian Banking and Insurance Law, regulatory capital includes paid-in capital, legal reserves, undistributed profits, subordinated debt up to 50% of shareholders' equity (authorized by the SBS), and loan loss reserves for up to a maximum of 1% of the outstanding loan portfolio classified as "performing." Regulatory capital excludes any permanent investments in equity or subordinated debt securities issued by other banks or insurance companies established in Peru, any investment in affiliate companies (including holding companies and subsidiaries), accumulated losses of the last and current fiscal year, any deficit in loan loss reserves and goodwill.

Intergroup does not present regulatory capital on a consolidated basis. However, both Interbank and Interseguro are required to maintain minimum regulatory capital pursuant to guidelines issued by the SBS. In addition, IFH is required to maintain minimum regulatory capital on a consolidated basis pursuant to guidelines issued by the SBS.

The following table presents Interbank's regulatory capital as of March 31, 2007 and December 31, 2006.

	As of March 31, 2007	As of December 31, 2006	Change	
	(S/. in millions)		(S/. in millions)	%
Paid-in-capital	478.6	406.2	72.4	17.8
Legal reserves	140.7	124.6	16.1	12.9
Retained earnings with capitalization agreement(1)	37.9	64.7	(26.8)	(41.4)
Generic allowance for loan losses(2)	48.0	47.0	1.0	2.2
Due to international correspondents-subordinated loans	47.7	47.9	(0.2)	(0.4)
Subordinated bonds held by third parties and the bank's subsidiaries	47.7	47.9	(0.2)	(0.4)
Total	**800.8**	**738.5**	**62.3**	**8.4**
Less:				
Investment in subsidiaries and others	(49.8)	(50.1)	0.3	(0.6)
Treasury stock	(33.9)	(33.9)	0.0	0.0
Other	(1.0)	(1.4)	0.4	29.8
Total regulatory capital	**716.2**	**653.1**	**63.1**	**9.7**
Risk-weighted assets	5,605.1	5,453.1	152.0	2.8
Minimum regulatory capital required for market risk	6.6	9.1	(2.5)	(27.5)
Ratio of risk-weighted assets to regulatory capital(3)	7.9x	8.5x	—	(6.7)

(1) Corresponds to retained earnings to be capitalized as directed by the board of directors.

(2) Regulatory provisions not related to a specific loan.

(3) Ratio of risk-weighted assets to regulatory capital calculated according to the following formula established by the SBS: (the sum of risk-weighted assets and (minimum regulatory capital required for market risk multiplied by 11)) divided by total regulatory capital.

The following table presents Interbank's regulatory capital as of December 31, 2006 and 2005.

	As of December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Paid-in-capital	406.2	355.3	51.0	14.3
Legal reserves	124.6	113.3	11.3	10.0
Retained earnings with capitalization agreement(1)	64.7	36.1	28.6	79.3
Generic allowance for loan losses(2)	47.0	39.6	7.4	18.7
Due to international correspondents-subordinated loans	47.9	51.5	(3.5)	(6.8)
Subordinated bonds held by third parties and the bank's subsidiaries	47.9	102.9	(55.0)	(53.4)
Total	738.5	698.6	39.9	5.7
Less:				
Investment in subsidiaries and others	(50.1)	(52.2)	2.1	(4.0)
Treasury stock	(33.9)	(30.5)	(3.4)	11.1
Other	(1.4)	(7.5)	6.1	(81.8)
Total regulatory capital	653.1	608.4	44.8	7.4
Risk-weighted assets	5,453.1	5,008.8	444.3	8.9
Minimum regulatory capital required for market risk	9.1	2.0	7.1	358.9
Ratio of risk-weighted assets to regulatory capital(3)	8.5x	8.3x	—	2.8

(1) Corresponds to retained earnings to be capitalized as directed by the board of directors.

(2) Regulatory provisions not related to a specific loan.

(3) Ratio of risk-weighted assets to regulatory capital calculated according to the following formula established by the SBS: (the sum of risk-weighted assets and (minimum regulatory capital required for market risk multiplied by 11)) divided by total regulatory capital.

The following table presents Interseguro's regulatory capital as of March 31, 2007 and December 31, 2006.

	As of March 31, 2007	As of December 31, 2006	Change	
	(S/. in millions)		(S/. in millions)	%
Paid-in-capital	116.0	106.4	9.6	9.0
Legal reserves	17.2	2.6	14.6	556.7
Net income(1)	—	9.6	(9.6)	(100.0)
Subordinated loans	15.9	16.0	(0.1)	(0.4)
Total	149.1	134.6	14.5	10.8
Goodwill	(0.5)	(0.9)	0.4	(42.8)
Total regulatory capital	148.6	133.8	14.8	11.1
Solvency equity(2)	(78.8)	(76.9)	(1.9)	2.4
Guarantee fund(3)	(27.7)	(26.9)	(0.7)	2.4
Surplus	42.2	30.0	12.3	41.3

(1) Corresponds to retained earnings to be capitalized as directed by the board of directors.

(2) Corresponds to an amount determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations.

(3) Equal to 35% of solvency equity.

The following table presents Interseguro's regulatory capital as of December 31, 2006 and 2005.

	As of December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Paid-in-capital	106.4	80.5	25.9	32.2
Legal reserves	2.6	—	2.6	—
Net income(1)	9.6	31.2	(21.7)	(69.3)
Subordinated loans	16.0	17.2	(1.2)	(6.8)
Total	134.6	128.9	5.7	4.4
Goodwill	(0.9)	(2.3)	1.5	(63.2)
Accumulated losses	—	(5.0)	5.0	(100.0)
Total regulatory capital	133.8	121.6	12.2	10.0
Solvency equity(2)	(76.9)	(68.4)	(8.5)	12.4
Guarantee fund(3)	(26.9)	(23.9)	(3.0)	12.6
Surplus	30.0	29.2	0.7	2.6

(1) Corresponds to retained earnings to be capitalized as directed by the board of directors.

(2) Corresponds to an amount determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations.

(3) Equal to 35% of solvency equity.

The following table presents IFH's regulatory capital as of December 31, 2006.

	As of December 31, 2006
	(S/. in millions)
Paid-in-capital	608.9
Legal reserves	129.3
Net income(1)	122.1
Subordinated loans	111.9
Generic allowance(2)	48.9
Paid-in-capital legal reserves and net income of the minority interest	18.2
Total	1,039.2
Less:	
Treasury stock	(2.5)
Investments(3)	(134.1)
Investment in Supermercados Peruanos	(96.1)
Other	(17.8)
Total regulatory capital	788.7
Regulatory capital requirement	751.7
Surplus	37.0

(1) Corresponds to retained earnings to be capitalized as directed by our board of directors.

(2) Regulatory provisions not related to a specific loan.

(3) Includes permanent investments in companies not consolidated into Interbank or Interseguro, according to SBS regulations.

Liquidity Risk

We manage our assets and liabilities to ensure that we have sufficient liquidity to meet our present and future financial obligations and that we are able to take advantage of appropriate business opportunities as they arise. Liquidity risk represents the potential for loss as a result of limitations on our ability to adjust future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost-effective basis. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extensions of loans or other forms of credit, and working capital needs.

As of March 31, 2007 and December 31, 2006 available funds (cash, due from banks and interbank funds) represented 14.4% and 14.9% of our total assets, respectively, amounting to S/. 1,362.1 million and S/. 1,357.8 million, respectively. Interbank's liquidity ratio, which measures the bank's liquid assets, was 57.9% as of March 31, 2007 and 51.6% as of December 31, 2006 in U.S. dollars and 28.5% as of March 31, 2007 and 30.5% as of December 31, 2006 in Nuevos Soles. These percentages are considerably higher than the 20.0% and 8.0% minimum levels required by the SBS and the Central Bank, for U.S. dollars and Nuevos Soles, respectively.

Interbank has continued to become less dependent on funds raised abroad as a result of high levels of liquidity availability in Peru. This has allowed Interbank to fund foreign trade transactions locally at lower rates. Interbank's funding strategy continues to be focused on the development of a diversified deposit base, which provides Interbank with a stable, low-cost source of funding.

Interest Rate Risk

A key component of our asset and liability management, or ALM, policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A positive gap position denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net financial income, whereas a decrease in interest rates would have a negative effect on net financial income.

The following table presents the maturity of our interest-earning assets and interest-bearing liabilities by time horizon as of March 31, 2007:

	Remaining Maturity as of March 31, 2007					
	1 Month	1-3 Months	3 Months-1 Year	Over 1 Year	Past due loans/ Equities	Total
	(S/. in millions)					
Interest-earning assets						
Loans	616.5	716.7	1,055.0	2,099.0	86.3	4,573.5
Investments	65.1	16.6	273.4	1,951.6	441.7	2,748.4
Total interest-earning assets	**681.6**	**733.3**	**1,328.4**	**4,050.6**	**528.0**	**7,321.9**
% of Total	9.3%	10.0%	18.1%	55.3%	7.2%	100.0%
Interest-bearing liabilities						
Deposits and obligations	290.7	466.2	3,200.0	1,665.0	—	5,621.9
Due to banks and correspondents	62.9	7.5	19.2	281.5	—	371.2
Securities, bonds and obligations outstanding	2.6	2.7	114.3	149.9	—	269.4
Total interest-bearing liabilities	**356.3**	**476.4**	**3,333.5**	**2,096.4**	—	**6,262.5**
% of Total	5.7%	7.6%	53.2%	33.5%	—	100.0%

Interbank's interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, regulatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Interbank's compliance with regulatory limits for mismatches and positions is monitored by its asset and liability committee, or ALCO, and is managed within established internal limits proposed by the market risk division and approved by the ALCO.

Commitments and Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our commitments and contractual obligations as of March 31, 2007.

	Payments Due by Period as of March 31, 2007				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(S/. in millions)				
Loans received from foreign institutions	124.6	74.9	1.9	—	47.7
Promotional credit lines	244.0	11.2	35.4	31.0	166.4
Total	**368.6**	**86.1**	**37.2**	**31.0**	**214.2**
% of Total	100.0%	23.4%	10.1%	8.4%	58.1%

Loans received from foreign institutions, including multilateral agencies, are used to finance international trade transactions and working capital requirements of Interbank's corporate clients. A number of the loans from foreign institutions include standard clauses requiring Interbank to comply with financial ratios, use of funds criteria and other administrative matters. Loans received bear interest at current local and international market rates.

Promotional credit lines include loans received from COFIDE, which correspond to credit lines granted in order to promote economic development in Peru. These loans are secured by a loan portfolio for an amount equal to the limit of the credit line used. These credit lines include specific requirements about their use, financial conditions to be maintained and other administrative matters. In our opinion our subsidiary, Interbank, has complied with these requirements.

Capital Expenditures Program

As part of its distribution network expansion plan, Interbank has developed a capital expenditures program, for the next three years. This capital expenditures program, which was proposed by the management committee and approved by Interbank's board of directors, amounts to approximately US$78 million. Of this amount, we expect that approximately US$42 million will be invested in 2007, US$18 million in 2008 and US$18 million in 2009. The program includes the initiation of the expansion of our distribution network consisting of more than 70 new financial stores, 1,000 new ATMs and 800 new *Interbank-Directo* point-of-sale terminals. Part of the proceeds of the global offering will be used to finance Interbank's expansion plans.

Interseguro plans to invest approximately US$2.0 million over the next three years, mainly in upgrading technology, systems and equipment.

Risk Management

Interbank

Interbank has specific risk management policies and procedures designed to identify and manage the following risks.

- Market risk is the risk of loss due to variations in interest rates and prices in the financial markets, including foreign exchange volatility or a change in the prices of investments. Market risk includes liquidity risk which is caused by mismatches between assets and liabilities.
- Operational risk is the risk of loss resulting from inadequate or erroneous internal processes, personnel mistakes and system errors, or unexpected external events, including risks related to legal management.
- Credit risk is the risk of loss due to a customer's failure to repay debt after it becomes due and payable.

Market Risk Management. Market risk management takes place at three levels:

- The market risk committee, or MRC, is appointed by Interbank's board of directors and is responsible for determining market risk policies and strategies. The MRC is also responsible for approving internal limits for market risk exposure. The MRC is composed of a member of the board of directors, the CEO and the vice-president for risk management.
- The ALCO is composed of the main executives of the commercial, financial, control and risk divisions and is responsible for reviewing Interbank's policies and procedures for controlling market risk exposure.
- The vice-president for risk management, through the market risk division, is responsible for assessing risk, monitoring exposure and verifying the observance of established limits. The SBS establishes several mandatory limits, based on international standards, for all institutions in the Peruvian financial industry. Therefore, in many cases our internal limits reflect the limits established by the SBS.

Interbank's ALM activities include the ongoing analysis of Interbank's assets and liabilities by maturity, currency and interest rate. The ALM also includes sensitivity analysis for price variations in Interbank's investment portfolio and interest rates. Interbank uses several instruments and financial techniques to manage market risk, ranging from gap analysis to simulation and statistical inference models such as earnings-at-risk, or EaR, and equity-at-risk. Interbank sets several limits for these measures, most of them expressed as multiples or percentages of Interbank's regulatory capital. For instance, the EaR limit is 5% of the required regulatory capital.

Interbank also applies limits for individual investment positions on the basis of investment price volatility, as well as a limit to the portfolio diversification risk, measured with a Value-at-Risk, or VaR, model. Interbank sets maximum loss limits, or a stop-loss policy, which in no case may exceed 10% of the total exposure value. Recently, Interbank started employing stress testing techniques that use worst-case historical variations as simulated scenarios.

Interbank's derivatives transactions are focused on foreign currency forward contracts and interest rate swaps, which are valued based on the VaR model. As a result, policies and control standards or limits are established, allowing cautious management of potential market risks.

Operational Risk Management. Interbank manages operational risk through a specialized unit that is guided by banking best-practices, including Basel II policies. The objectives of the operational risk unit are to:

- reduce operational losses by identifying potential process risks;
- manage control risk and self-assessment of critical processes;
- identify operational risk in the development of new products; and
- monitor and measure operational risk.

In addition to the instruments used by Interbank to manage operational risk, Interbank is working to establish a risk self-assessment model that will allow it to identify, value and control its operational risk. This model will be in accordance with SBS requirements that are consistent with Basel II policies.

Peruvian regulations on operational risk are conceptually aligned with the Basel II guidelines and include technical regulations for technology risk management (ISO 17799/27001). The existing regulations also focus on issues such as responsibility, evaluation methodology, classification and monitoring of risk, as well as on processes that facilitate risk management and communication with management.

Credit Risk Management. Interbank's credit risk management policy requires the following steps in the approval of loans:

- admission;
- monitoring; and
- recovery.

During the admission phase, Interbank employs a scoring system for loan applications on its retail banking division, which is evaluated periodically to meet Interbank's credit policies and market objectives. The scoring methodology assigns specific weights to key variables, such as the customer's income and marital status, and transforms these variables into a rating which allows Interbank to determine specific credit lines. The process includes verifying information through external or internal databases. The credit scoring model also permits Interbank to define price structures based on risk and segmentation.

The following table presents the levels of approval required for retail loan applications by principal amount.

Approval Levels	US$ in thousands
Credit committee	More than 1,000
VP for Risk Management	Up to 1,000
Risk Admissions Manager	Up to 200
Head credit officer	Up to 15
Senior analyst	Up to 5
Junior analyst	Up to 1.5

For commercial loans, analysts evaluate six different criteria: market and industry environment, shareholder and management structure, financial facilities, financial statements, cash flow generation and solvency. Later, each criterion is rated and weighted to determine a specific credit rating for each customer. We currently have four years of historical data. Additionally, analysts can consult other tools such as transactional ratings in order to determine the customer's risk profile.

The following table presents the level of approval required for commercial loan applications by loan principal amount.

Approval Requirement	US$ in thousands	Executive Required to be Present at Committee Meeting	Minimum Quorum
Executive credit committee	More than 5,000	Director	3
Central credit committee	Up to 5,000	CEO and VP for Risk Management	3
Central services credit committee	Up to 1,500	Risk Admissions Manager	2
Commercial credit committee I	Up to 750	Risk Admissions Executive	2
Commercial credit committee II	Up to 400	Risk Admissions Executive	2
Leasing committee I	Up to 200	Risk Admission Executive	2
Leasing committee II	Up to 30	Commercial Executive	2

During the monitoring phase, an independent unit is responsible for monitoring customer performance, preventing and identifying risks at an early stage, in order to maintain a healthy loan portfolio, while taking timely and necessary actions to reduce or eliminate losses. As part of the prevention process, the unit applies special monitoring methodologies to conduct follow-up on clients. Interbank has developed the Firmas de Vigilancia Especial, or FEVE systems and the Seguimento en Recuperación, or SER, systems for commercial clients.

The FEVE system uses internal and external alerts, including historical financial data and customer and market behavior, to determine four monitoring categories based on events that would deem such client likely to default on its obligations. These categories are: (1) follow-up, (2) guarantee (increase collateral), (3) reduce exposure and (4) exit or collect. As part of the risk policy, the system must include at least 20% of commercial loans, and review 100% of the loan portfolio at least once per year.

The SER system monitors the status of loan collection and defines categories and related strategies. The SER allows Interbank to focus its recovery efforts in those loans which do not have a well defined recovery strategy. The SER system also permits periodic evaluations of outstanding loans that already have a recovery plan, in order to take a timely corrective action. The recovery portfolio is divided in refinanced credit, judicial recoveries, and restructured credit and others sublevels.

In retail banking, Interbank uses three methodologies for monitoring its loan portfolio: (1) analysis of segments and concentrations, (2) stress testing for exchange risk and the likelihood of default for devaluation, and (3) vintage analysis, which monitors the behavior and quality of a special portion of Interbank's portfolio in a period of time (month, quarter, semiannual), at least once a year.

Additionally, credit risk management includes strategies related to the proper recovery of defaulted loans. Depending on whether the recovery strategy is based upon the clients' cash flow or collateral foreclosure, loans are assigned to our special credit or judicial recovery divisions. Judicial recovery may include the transfer of recovered or foreclosed assets, which are managed by the asset sales unit, and has the responsibility to sell them. With respect to retail banking, Interbank's collection system includes written, personal and telephone contact with the customer.

Interseguro

Interseguro has a risk management unit, or RMU, which assesses the level of risk being taken by management. The RMU reports directly to the chairman of the board of directors and to the risk committee, which is composed of three members of Interseguro's board of directors.

Each business line is responsible for managing its own risks according to Interseguro's risk management policy. The main risks faced by Interseguro are actuarial risk, market risk, credit risk, liquidity and reinvestment risk, foreign exchange risk and inflation risk.

Market Risk. As a holder of investment securities, Interseguro is exposed to the risk that the price of its investment securities will fall due to changing economic, political or market conditions. If this happens, Interseguro could have a capital shortfall, requiring new equity to be injected into the company. Interseguro has the option to register the securities it buys to offset its liabilities as "held-to-maturity". The SBS allows these securities to be valued at historical cost, plus or minus any discount or premium, respectively, amortized until their maturity. In this sense, Interseguro does not need to mark to market its held-to-maturity investments.

Actuarial Risk. As an insurance company, Interseguro is exposed to the risk that the assumptions it employs to price a particular insurance policy, such as the frequency of losses or the severity of losses, are incorrect. Flaws in these assumptions may lead to premium mispricing and the miscalculation of the amount of funds necessary to cover such insurance policy. Reserve requirements are established by the SBS, and Interseguro must comply with these requirements. Upon the sale of an annuity, SBS regulations require Interseguro to record a reserve that is calculated on the basis of a statutory discount rate on the premium received by Interseguro. This requirement results in the immediate recording of a reserve in an amount that exceeds the premium received. Recently, the SBS adopted updated mortality tables, which reflect recent historical mortality rates. An independent actuarial firm reviews Interseguro's reserves on an annual basis to certify their appropriateness.

Credit Risk. As a holder of a large portfolio of debt investments and fixed income securities, Interseguro is exposed to the risk that the issuer of its fixed income investments will default on its interest or principal payments. This risk is monitored in three different ways. Initially, this risk is monitored through the regulations established by the SBS, which (1) limits the types of investment Interseguro can make, (2) sets minimum credit ratings that securities must have, and (3) limits Interseguro's investments with respect to a single issuer. Secondly, a careful fundamental analysis is performed by Interseguro on the securities it purchases. Finally, Interseguro's investment committee, which is comprised of both internal and independent members of its board of directors, is responsible for approving any new investment and periodically reviews Interseguro's investment portfolio. As of March 31, 2007, 85.4% of Interseguro's fixed income securities for local issuers was rated in the AAA category and the remaining 14.6% was rated in the AA category, while 53.2% of Interseguro's fixed income securities for sovereign and foreign issuers was rated in the BBB category and 46.8% was rated in the BB category (mainly Peruvian, Colombian and Brazilian sovereign risk).

Liquidity and Reinvestment Risk. As a holder of a large investment portfolio, Interseguro is exposed to the risk that its investments cannot be liquidated quickly enough to cover or pay for its obligations when they become due. To manage liquidity risk, Interseguro maintains assets with maturities equal or similar to those of its projected payouts. As of March 31, 2007, 98.6% of annuities denominated in U.S. dollars and 83.3% of annuities denominated in Nuevos Soles were matched by assets maturing in the same period. Interseguro manages this risk as it can project with certain accuracy the timing of the payouts (annuities cannot be accelerated by policyholders). Real estate investments are less liquid than investments in securities. However, no cash from real estate investments is used to calculate flows available for payment of obligations.

Foreign Exchange Risk. As a holder of both assets and liabilities in different currencies, Interseguro could be exposed to losses due to foreign currency fluctuations. To counter this risk, Interseguro matches its foreign exchange obligations with foreign exchange assets, while trying to limit its effective net foreign exchange position to no more than 5% of its total assets. As of March 31, 2007, Interseguro's effective net foreign exchange position was US$21.0 million, or 4.4% of its total assets.

Inflation Risk. Payments related to some of Interseguro's liabilities are adjusted for Peruvian inflation. Interseguro holds inflation-adjusted securities in its portfolio to offset this risk. As of March 31, 2007, Interseguro had US$53.2 million in inflation-adjustable securities, while reserves related to long term inflation-adjusted payments (generally over two years) amounted to US$58.0 million.

Off-Balance Sheet Arrangements

Interbank and Interseguro have various contractual arrangements, such as contingent operations, that are not recognized as liabilities in our consolidated financial statements but are required to be recorded as off-balance sheet items.

We enter into contingent operations to generate fees from guarantees, stand-by letters of credit, export and import letters of credit, due from bank acceptances and foreign currency forward obligations.

The following table presents our off-balance sheet arrangements as of March 31, 2007 and December 31, 2006.

	As of March 31, 2007	As of December 31, 2006	Change	
	(S/. in millions)		(S/. in millions)	%
Bank letters of guaranty and stand-by letters of credit	960.1	942.4	17.7	1.9
Import and export letters of credit	121.1	157.8	(36.7)	(23.2)
Due from bank acceptances	35.5	47.9	(12.4)	(25.9)
Foreign currency forward operations	935.6	1,370.2	(434.6)	(31.7)
Obligations under credit line agreements	3,920.9	3,685.0	235.9	6.4
Total contingent operations	**5,973.2**	**6,203.3**	**(230.1)**	**(3.7)**
Guarantees received	6,161.6	6,982.1	(820.6)	(11.8)
Securities in custody	1,302.8	1,416.2	(113.4)	(8.0)
Collections on behalf of third parties	300.1	273.3	26.8	9.8
Suspended interests	94.5	99.0	(4.4)	(4.5)

	As of March 31, 2007	As of December 31, 2006	Change	
	(S/. in millions)		(S/. in millions)	%
Equity trust funds received from Banco Latino — undergoing liquidation	—	67.1	(67.1)	(100.0)
Equity trust fund received from Latino Leasing S.A. — undergoing liquidation	21.0	21.1	(0.2)	(0.8)
Trusts	194.9	197.1	(2.2)	(1.1)
Loan portfolio sold	72.1	72.5	(0.4)	(0.6)
Interest rate swaps operations	48.5	49.8	(1.2)	(2.5)
Mutual funds and investment funds managed by Interfondos	1,540.3	1,335.1	205.3	15.4
Equity trusts managed by Intertítulos	1,269.2	1,321.9	(52.7)	(4.0)
Other	7,575.2	6,018.2	1,557.0	25.9
Total other off-balance sheet accounts	**18,580.3**	**17,853.4**	**726.8**	**4.1**
Total off-balance sheet accounts	**24,553.5**	**24,056.7**	**496.8**	**2.1**

Bank letters of guaranty and stand-by letters of credit increased by S/. 17.7 million, or 1.9%, from S/. 942.4 million as of March 31, 2007 to S/. 960.1 million as of December 31, 2006. However, import and export letters of credit decreased by S/. 36.7 million in the same period as a result of lower international trade activity in the first quarter of 2007 than in the last quarter of 2006.

As of March 31, 2007, foreign currency forwards, including purchase and sale agreements, decreased by S/. 434.6 million from S/. 1.4 billion as of December 31, 2006 due to a decreased volatility in the Nuevo Sol foreign exchange market. These agreements were entered into to satisfy client requirements and not for speculative purposes. We also enter into contingent operations, such as foreign currency forwards, to hedge our consolidated balance sheet against market risk exposure.

Obligations under credit line agreements increased by S/. 235.9 million in the three months ended March 31, 2007, as a result of higher credit lines available. Obligations under credit agreements considered contingent operations include all credit lines made available to our subsidiaries and not used by them. However, these obligations do not generate any risk exposure.

Guarantees received, which corresponds to items received as collateral for loan obligations, decreased by S/. 820.6 million. Such items, as well as securities in custody which decreased by S/. 113.4 million, are recorded at the value agreed as of the date of the corresponding loan contract, which does not necessarily represent their market value. Other off-balance sheet accounts includes certain assets and liabilities from financial institutions undergoing liquidation that were transferred to Interbank after public auctions conducted by the SBS under the Peruvian government's program for consolidation of the financial system. Consequently, Interbank manages the assets and liabilities from these institutions and is compensated through the fees provided for in the respective trustee agreements.

The following table presents our off-balance sheet arrangements as of December 31, 2006 and 2005.

	For the Years Ended December 31,		Change	
	2006	2005		
	(S/. in millions)		(S/. in millions)	%
Bank letters of guaranty and stand-by letters of credit	942.4	668.7	273.6	40.9
Import and export letters of credit	157.8	151.3	6.5	4.3
Due from bank acceptances	47.9	38.9	9.0	23.1
Foreign currency forward operations	1,370.2	301.1	1,069.1	355.0
Obligations under credit line agreements	3,685.0	2,749.3	935.7	34.0
Total contingent operations	**6,203.3**	**3,909.4**	**2,293.9**	**58.7**
Guarantees received	6,982.1	3,670.8	3,311.3	90.2
Securities in custody	1,416.2	1,295.8	120.4	9.3
Collections on behalf of third parties	273.3	254.0	19.4	7.6
Equity trust funds received from Banco Nuevo Mundo — undergoing liquidation	—	286.6	(286.6)	(100.0)
Suspended interests	99.0	169.7	(70.7)	(41.7)
Equity trust funds received from Banco Latino — undergoing liquidation	67.1	74.7	(7.5)	(10.1)
Equity trust fund received from Latino Leasing S.A. — undergoing liquidation	21.1	104.6	(83.5)	(79.8)
Trusts	197.1	162.4	34.7	21.4
Loan portfolio sold	72.5	77.7	(5.1)	(6.6)
Interest rate swaps operations	49.8	57.5	(7.7)	(13.4)
Mutual funds and investment funds managed by Interfondos	1,335.1	1,080.5	254.5	23.6
Equity trusts managed by Internacional Intertítulos	1,321.9	1,886.0	(564.1)	(29.9)
Other	6,018.2	5,721.5	296.7	5.2
Total other off-balance sheet accounts	**17,853.4**	**14,841.8**	**3,011.7**	**20.3**
Total off-balance sheet accounts	**24,056.7**	**18,751.2**	**5,305.5**	**28.3**

An increase in commercial activity in Peru led to a S/. 273.6 million increase in bank letters of guaranty and stand-by letters of credit from S/. 668.7 million as of December 31, 2005 to S/. 942.4 million as of December 31, 2006. In addition, Interbank's focus on international trade finance resulted in a S/. 6.5 million increase in import and export letters of credit. Foreign currency forwards, including purchase and sale agreements followed the same trend during 2006, increasing by S/. 1,069.1 million, or 355.0%, due to volatility associated with the Peruvian presidential elections. Obligations under credit agreements and guarantees received increased by S/. 935.7 million and S/. 3.3 billion, respectively.

SELECTED STATISTICAL INFORMATION

The following tables present certain selected statistical information and ratios for Intergroup for the periods indicated. The following information is included for analytical purposes and should be read in conjunction with the information included in Management's Discussion and Analysis of Results of Operations and Financial Conditions and the Intergroup Consolidated Financial Statements and notes thereto appearing elsewhere in this offering memorandum. The statistical information and discussion and analysis presented below for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 reflect the consolidated financial position of Intergroup and its subsidiaries, Interbank and Interseguro, as of December 31, 2006, 2005 and 2004 and their results of operations for 2006, 2005 and 2004.

Average Balance Sheets, Income Earned from Interest-Earning Assets, Interest Paid on Interest-Bearing Liabilities

The tables below set forth, by currency of denomination, average balances for Intergroup prepared on a consolidated basis, and, where applicable, interest earned on interest-earning assets and interest paid on interest-bearing liabilities for the years ended December 31, 2006, 2005 and 2004. Except as otherwise indicated, average balances, when used, have been classified by currency (Nuevos Soles or foreign currency (primarily U.S. Dollars)), regardless of the domestic or international origin of the relevant balances. In addition, unless otherwise set forth in this offering memorandum, such average balances are based on quarterly balances. Our management does not believe that the quarterly balances present trends materially different from those that would be presented by daily balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average balances on such assets or liabilities.

	For the Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
	(S/. in millions, except for percentages)								
Interest-earning assets:									
Cash and due from banks									
Nuevos Soles	182.7	1.2	0.6%	222.2	1.3	0.6%	202.0	1.0	0.5%
Foreign currency	1,331.8	35.6	2.7%	1,106.9	22.1	2.0%	1,066.8	12.2	1.1%
Total	1,514.5	36.8	2.4%	1,329.1	23.4	1.8%	1,268.7	13.2	1.0%
Investments									
Nuevos Soles	728.5	62.1	8.6%	533.0	37.2	7.0%	402.0	28.3	7.0%
Foreign currency	1,413.0	120.5	8.5%	823.5	79.4	9.6%	743.5	73.6	9.9%
Total	2,141.5	182.6	8.5%	1,356.5	116.6	8.6%	1,145.5	101.9	8.9%
Loans									
Nuevos Soles	1,697.8	376.2	22.2%	1,377.2	303.5	22.0%	1,097.2	249.4	22.7%
Foreign currency	2,474.2	217.2	8.8%	2,476.3	198.5	8.0%	2,438.3	178.4	7.3%
Total	4,172.0	593.4	14.2%	3,853.5	502.1	13.0%	3,535.4	427.8	12.1%
Total interest-earning assets:									
Nuevos Soles	2,609.0	439.6	16.9%	2,132.4	342.0	16.0%	1,701.1	278.7	16.4%
Foreign currency	5,219.0	373.2	7.1%	4,406.7	300.0	6.8%	4,248.6	264.2	6.2%
Total	7,828.0	812.8	10.4%	6,539.1	642.0	9.8%	5,949.7	542.9	9.1%
Interest-bearing liabilities:									
Demand deposits									
Nuevos Soles	349.2	4.0	1.2%	336.9	2.6	0.8%	309.5	2.6	0.9%
Foreign currency	453.5	1.1	0.3%	419.9	0.9	0.2%	377.3	0.1	0.0%
Total	802.7	5.2	0.6%	756.8	3.4	0.5%	686.8	2.8	0.4%
Savings deposits									
Nuevos Soles	553.3	6.9	1.3%	506.8	5.6	1.1%	384.5	4.5	1.2%
Foreign currency	1,154.5	8.9	0.8%	994.0	6.0	0.6%	903.3	5.7	0.6%
Total	1,707.7	15.8	0.9%	1,500.8	11.6	0.8%	1,287.8	10.2	0.8%
Time deposits									
Nuevos Soles	1,070.7	59.1	5.5%	887.3	35.4	4.0%	940.8	32.1	3.4%
Foreign currency	1,403.9	52.1	3.7%	1,103.6	31.7	2.9%	1,122.6	27.7	2.5%
Total	2,474.6	111.1	4.5%	1,990.9	67.1	3.4%	2,063.3	59.8	2.9%
Due to banks									
Nuevos Soles	225.7	2.1	1.0%	56.6	0.4	0.7%	52.1	0.8	1.6%
Foreign currency	412.7	23.4	5.7%	441.2	20.7	4.7%	467.7	15.0	3.2%
Total	638.4	25.5	4.0%	497.7	21.0	4.2%	519.9	15.8	3.0%
Bonds									
Nuevos Soles	60.5	4.7	7.8%	59.4	3.4	5.6%	58.8	3.5	5.9%
Foreign currency	267.6	15.8	5.9%	301.0	14.7	4.9%	255.4	13.9	5.4%
Total	328.1	20.5	6.3%	360.4	18.1	5.0%	314.2	17.4	5.5%
Other interest-bearing liabilities									
Nuevos Soles	78.8	5.9	7.4%	80.4	5.3	6.6%	43.0	0.8	1.8%
Foreign currency	207.8	2.3	1.1%	94.9	1.5	1.6%	99.2	2.0	2.0%
Total	286.6	8.2	2.9%	175.3	6.8	3.9%	142.1	2.8	1.9%
Total interest-bearing liabilities:									
Nuevos Soles	2,338.2	82.8	3.5%	1,927.4	52.6	2.7%	1,788.7	44.3	2.5%
Foreign currency	3,900.0	103.7	2.7%	3,354.6	75.5	2.2%	3,225.4	64.4	2.0%
Total	6,238.1	186.4	3.0%	5,282.0	128.0	2.4%	5,014.1	108.7	2.2%

The following tables set forth, by currency of denomination, average balances for our non-interest earning assets and non-interest bearing liabilities and shareholders' equity for the years ended December 31, 2006, 2005 and 2004.

	For the Year Ended December 31,		
	2006	2005	2004
Assets	Average Balance	Average Balance	Average Balance
		(S/. in millions)	
Non-interest earning assets:			
Other accounts receivable			
Nuevos Soles	27.0	25.8	26.1
Foreign currency	28.3	17.6	51.9
Total	55.3	43.4	78.0
Provision for loan losses			
Nuevos Soles	(92.2)	(70.3)	(54.9)
Foreign currency	(120.4)	(190.1)	(257.8)
Total	(212.6)	(260.4)	(312.8)
Assets seized through legal actions			
Nuevos Soles	33.6	38.1	63.9
Foreign currency	—	—	—
Total	33.6	38.1	63.9
Property, furniture and equipment, net			
Nuevos Soles	391.9	404.1	384.4
Foreign currency	—	—	—
Total	391.9	404.1	384.4
Other non-interest earning assets			
Nuevos Soles	120.8	139.5	151.4
Foreign currency	57.2	29.2	39.8
Total	177.9	168.6	191.3
Discontinued operations			
Nuevos Soles	339.2	311.0	298.1
Foreign currency	—	—	—
Total	339.2	311.0	298.1
Total non-interest earning assets:			
Nuevos Soles	**820.2**	**848.2**	**869.0**
Foreign currency	**(34.9)**	**(143.4)**	**(166.1)**
Total	**785.3**	**704.9**	**702.9**

Liabilities and shareholders' equity	For the Year Ended December 31, 2006 Average Balance	2005 Average Balance	2004 Average Balance
		(S/. in millions)	
Non-interest bearing liabilities and shareholders' equity:			
Other liabilities			
Nuevos Soles	110.2	85.5	80.0
Foreign currency	111.3	104.8	86.8
Total	221.4	190.3	166.8
Discontinued operations			
Nuevos Soles	246.1	216.5	206.4
Foreign currency	—	—	—
Total	246.1	216.5	206.4
Technical reserves for premiums and claims			
Nuevos Soles	242.7	203.7	171.0
Foreign currency	942.1	743.5	566.5
Total	1,184.8	947.2	737.5
Shareholders' equity			
Nuevos Soles	687.3	553.1	505.7
Foreign currency	(11.4)	10.6	(24.0)
Total	675.9	563.7	481.7
Minority interest			
Nuevos Soles	47.0	44.3	46.1
Foreign currency	—	—	—
Total	47.0	44.3	46.1
Total non-interest bearing liabilities and shareholders' equity:			
Nuevos Soles	**1,333.2**	**1,103.1**	**1,009.1**
Foreign currency	**1,042.0**	**858.9**	**629.3**
Total	**2,375.2**	**1,962.0**	**1,638.4**

Return on Equity and Assets

The following table sets forth our return on average total assets and average shareholders' equity and related information for the periods indicated.

	For the Year Ended December 31,		
	2006	2005	2004
Return on average total assets(1)	2.2%	1.8%	1.1%
Return on average Intergroup shareholders' equity(2)	27.1%	23.3%	14.8%
Average Intergroup shareholders' equity as a percentage of average total assets(3)	8.3%	7.8%	7.3%

(1) Net income (attributable to Intergroup shareholders) as a percentage of annual average total assets. Average total assets is defined as the sum of total assets as of the end of each period presented and total assets as of the end of the previous period divided by two.

(2) Net income (attributable to Intergroup shareholders) as a percentage of annual average Intergroup shareholders' equity. Average Intergroup shareholders' equity is defined as the sum of Intergroup shareholders' equity as of the end of each period presented and Intergoup shareholders' equity as of the end of the previous period divided by two.

(3) Average Intergroup shareholders' equity as a percentage of annual average assets. Annual average assets is defined as the sum of total assets as of the end of each period presented and total assets as of the end of the previous period divided by two.

Changes in Net Interest Income and Net Interest Expense: Volume and Rate Analysis

The following tables set forth, by currency of denomination, changes in our interest revenue and expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from 2005 to 2006 and from 2004 to 2005. Volume and rate variances have been calculated based on movements in average quarterly balances and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	2006/2005 Increase (Decrease) Due to Changes in:			2005/2004 Increase (Decrease) Due to Changes in:		
	Rate	Volume	Net Change	Rate	Volume	Net Change
	(S/. in millions)			(S/. in millions)		
Interest-earning assets:						
Cash and due from banks						
Nuevos Soles	0.1	(0.3)	(0.1)	0.2	0.1	0.3
Foreign currency	7.5	6.0	13.5	9.1	0.8	9.9
Total	7.6	5.8	13.4	9.3	0.9	10.2
Investment						
Nuevos Soles	8.3	16.7	25.0	(0.3)	9.1	8.9
Foreign currency	(9.2)	50.3	41.1	(2.0)	7.7	5.7
Total	(0.9)	66.9	66.1	(2.2)	16.8	14.6
Loans						
Nuevos Soles	1.6	71.1	72.7	(7.5)	61.7	54.2
Foreign currency	18.8	(0.2)	18.6	17.1	3.1	20.1
Total	20.5	70.9	91.4	9.5	64.8	74.3
Total interest-earning assets:						
Nuevos Soles	**10.1**	**87.5**	**97.6**	**(7.7)**	**71.0**	**63.3**
Foreign currency	**17.1**	**56.1**	**73.2**	**24.3**	**11.6**	**35.8**
Total	**27.2**	**143.6**	**170.8**	**16.6**	**82.5**	**99.1**
Interest-bearing liabilities:						
Demand deposits						
Nuevos Soles	1.3	0.1	1.5	(0.3)	0.2	(0.1)
Foreign currency	0.2	0.1	0.3	0.7	0.1	0.8
Total	1.5	0.2	1.7	0.4	0.3	0.7
Savings deposits						
Nuevos Soles	0.8	0.6	1.4	(0.2)	1.3	1.1
Foreign currency	1.6	1.2	2.9	(0.2)	0.6	0.3
Total	2.4	1.8	4.2	(0.5)	1.9	1.4
Time deposits						
Nuevos Soles	13.6	10.1	23.7	5.4	(2.1)	3.3
Foreign currency	9.3	11.1	20.4	4.5	(0.5)	4.0
Total	22.8	21.3	44.1	9.9	(2.7)	7.2

	2006/2005 Increase (Decrease) Due to Changes In:			2005/2004 Increase (Decrease) Due to Changes in:		
	Rate	Volume	Net Change	Rate	Volume	Net Change
	(S/. in millions)			(S/. in millions)		
Due to banks						
Nuevos Soles	0.2	1.6	1.8	(0.5)	0.0	(0.5)
Foreign currency	4.3	(1.6)	2.7	6.9	(1.2)	5.7
Total	4.5	(0.0)	4.5	6.4	(1.2)	5.2
Bonds						
Nuevos Soles	1.3	0.1	1.4	(0.2)	0.0	(0.1)
Foreign currency	3.0	(2.0)	1.1	(1.4)	2.2	0.8
Total	4.3	(1.9)	2.4	(1.6)	2.3	0.7
Other interest-bearing liabilities						
Nuevos Soles	0.7	(0.1)	0.5	2.1	2.5	4.5
Foreign currency	(0.4)	1.3	0.8	(0.4)	(0.1)	(0.5)
Total	0.2	1.1	1.4	1.6	2.4	4.0
Total interest-bearing liabilities:						
Nuevos Soles	**17.8**	**12.4**	**30.2**	**6.3**	**2.0**	**8.3**
Foreign currency	**18.0**	**10.2**	**28.2**	**10.0**	**1.0**	**11.1**
Total	**35.8**	**22.6**	**58.4**	**16.3**	**3.0**	**19.3**

Interest-Earning Assets: Net Interest Margin and Yield Spread

The following table sets forth for each of the periods indicated, by currency of denomination, our levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	For the Year Ended December 31,		
	2006	2005	2004
	(S/. in millions, except for percentages)		
Average interest-earning assets			
Nuevos Soles	2,609.0	2,132.4	1,701.1
Foreign currency	5,219.0	4,406.7	4,248.6
Total	7,828.0	6,539.1	5,949.7
Net interest income(1)			
Nuevos Soles	356.8	289.4	234.4
Foreign currency	269.6	224.6	199.8
Total	626.4	514.0	434.2
Gross yield(2)			
Nuevos Soles	16.9%	16.0%	16.4%
Foreign currency	7.1%	6.8%	6.2%
Total	10.4%	9.8%	9.1%
Net interest margin(3)			
Nuevos Soles	13.7%	13.6%	13.8%
Foreign currency	5.2%	5.1%	4.7%
Total	8.0%	7.9%	7.3%
Yield spread(4)			
Nuevos Soles	20.4%	18.8%	18.9%
Foreign currency	9.8%	9.1%	8.2%

(1) Net interest income is defined as interest revenue earned less interest expense incurred.

(2) Gross Yield is defined as net interest income divided by average interest-earning assets.

(3) Net interest margin is defined as net interest income divided by average interest-earning assets.

(4) Yield spread, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

Investment Portfolio

The following table sets forth our investments in securities by type on the dates indicated. For more information on our investment portfolio, see Notes 8, 9 and 12 to our consolidated financial statements appearing elsewhere in this offering memorandum.

	As of the Year Ended December 31,					
	2006		2005		2004	
	(S/. in millions)	%	(S/. in millions)	%	(S/. in millions)	%
Equity securities	119.0	4.6%	81.9	5.4%	70.9	5.7%
Bonds	777.5	30.1%	619.0	41.2%	417.6	33.3%
Investment in Peruvian debt	1,055.7	40.8%	372.3	24.8%	292.4	23.3%
Negotiable bank certificates issued by the Peruvian Central Bank	375.0	14.5%	193.9	12.9%	239.1	19.1%
Other investments	258.2	10.0%	235.7	15.7%	233.2	18.6%
Total	**2,585.5**	**100.0%**	**1,502.8**	**100.0%**	**1,253.3**	**100.0%**
Less: Provision for impairment of investments	(49.6)		(49.5)		(37.3)	
Plus: Accrued interest on investments	29.8		17.4		10.3	
Total investments, net	**2,565.7**		**1,470.6**		**1,226.3**	

The following table sets forth the maturities of our investments in securities by type as of December 31, 2006.

	As of December 31, 2006						
	1 Month	1-3 Months	3 Months-1 Year	1-5 Years	Over 5 Years	No Maturity	Total
	(S/. in millions except for percentages)						
Equity securities	—	3.7	—	—	—	115.3	119.0
Bonds	15.0	—	21.8	178.6	562.1	—	777.5
Investment in Peruvian debt	—	10.1	—	127.2	918.4	—	1,055.7
Negotiable bank certificates issued by the Peruvian Central Bank	5.0	60.6	199.0	110.4	—	—	375.0
Other investments	79.0	2.1	—	11.8	—	165.4	258.2
Total	**99.0**	**76.5**	**220.8**	**428.0**	**1,480.5**	**280.7**	**2,585.5**
Percentage of Total	3.8%	3.0%	8.5%	16.6%	57.3%	10.9%	100.0%

Loan Pórtfolio

The following table sets forth our loans by type of loan, at the dates indicated. Except where otherwise specified, all loan amounts stated below are before deduction for provisions for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,					
	2006		2005		2004	
	(S/. in millions)	%	(S/. in millions)	%	(S/. in millions)	%
Loans	3,294.9	76.4%	3,100.8	76.5%	2,544.0	71.8%
Leasing transactions	484.1	11.2%	351.7	8.7%	275.1	7.8%
Discounted notes	180.7	4.2%	158.4	3.9%	166.6	4.7%
Factoring transactions	82.0	1.9%	62.9	1.6%	41.3	1.2%
Overdrafts and advances	76.6	1.8%	69.8	1.7%	29.6	0.8%
Refinanced and restructured loans	216.1	5.0%	291.5	7.2%	400.7	11.3%
Past due loans	85.0	2.0%	118.7	2.9%	178.5	5.0%
Deferred interest and interest collected in advance	(109.3)	(2.5)%	(100.6)	(2.5)%	(93.7)	(2.6)%
Total loans	**4,310.0**	**100.0%**	**4,053.2**	**100.0%**	**3,542.1**	**100.0%**

Loans by Economic Activity

The following table sets forth the composition of our loan portfolio at the dates indicated, net of deferred interest and interest collected in advance, based on the borrower's principal economic activity.

	As of December 31,					
	2006		2005		2004	
	(S/. in millions)	%	(S/. in millions)	%	(S/. in millions)	%
Manufacturing	740.6	16.8%	893.1	21.5%	926.2	25.5%
Retail loans	2,184.3	49.4%	1,814.7	43.7%	1,425.2	39.2%
Commerce	348.7	7.9%	325.6	7.8%	288.1	7.9%
Realty businesses and leasing services	109.3	2.5%	189.7	4.6%	173.0	4.8%
Mining	98.7	2.2%	91.6	2.2%	121.1	3.3%
Communication, storage and transportation	179.0	4.1%	130.8	3.1%	95.9	2.6%
Electricity, gas and water	102.2	2.3%	69.8	1.7%	73.2	2.0%
Agriculture	158.5	3.6%	212.8	5.1%	153.1	4.2%
Fishing	125.3	2.8%	130.5	3.1%	117.4	3.2%
Financial services	155.7	3.5%	71.2	1.7%	31.5	0.9%
Education, health and other	33.7	0.8%	19.6	0.5%	24.4	0.7%
Construction	73.3	1.7%	55.3	1.3%	59.3	1.6%
Others	110.0	2.5%	149.1	3.6%	147.4	4.1%
Total gross loans(1)	**4,419.3**	**100.0%**	**4,153.8**	**100.0%**	**3,635.8**	**100.0%**
Less: Deferred interest and interest collected in advance	(109.3)		(100.6)		(93.7)	
Total loans	**4,310.0**		**4,053.2**		**3,542.1**	

(1) Total gross loans consists of total loans outstanding, including past due loans, refinanced and restructured loans, and deferred interest and interest collected in advance.

Loans by Business Lines

The following table shows the composition of our loan portfolio divided by our lines of business.

	As of December 31,					
	2006		2005		2004	
	(S/. in millions)	%	(S/. in millions)	%	(S/. in millions)	%
Commercial loans	1,504.9	34.0%	1,637.2	39.4%	1,400.9	38.5%
Consumer loans	1,586.6	35.9%	1,278.2	30.8%	1,018.2	28.0%
Residential mortgage loans	542.7	12.3%	476.6	11.5%	362.4	10.0%
Leasing transactions	484.1	11.0%	351.7	8.5%	275.0	7.6%
Refinanced and restructured loans	216.1	4.9%	291.5	7.0%	400.7	11.0%
Past due loans	85.0	1.9%	118.7	2.9%	178.5	4.9%
Total gross loans	**4,419.3**	**100.0%**	**4,153.8**	**100.0%**	**3,635.8**	**100.0%**

Commercial loans: Generally, short-term and long-term loans granted in *Nuevos* Soles and U.S. dollars to companies on an adjustable or fixed rate basis in order to finance the production and sale of goods and services / working capital or investments.

Consumer loans: Generally, short-term and long-term loans granted in *Nuevos* Soles and U.S. dollars to individuals in order to finance the purchase of goods or services not related to commercial activities.

Residential mortgage loans: Residential mortgage loans are adjustable or fixed rate, long-term loans granted in Nuevos Soles and U.S. dollars to individuals in order to finance (1) the purchase, development and construction of an individual's home or the (2) remodeling, improvement or sub-division of an individual's existing home, in each case secured by a real property mortgage. Mortgage loans granted to directors and employees of companies are considered residential mortgage loans. All mortgage backed loans are treated as commercial loans.

Leasing transactions: Includes leasing contracts with a clause granting a lessee purchase option on leased assets at the end of the contract, in order to finance the purchase of commercial real estate, vehicles, machinery and other goods.

Refinanced and restructured loans: Refinanced loans are loans with amendments to their respective payment schedules as a result of payment delays by the relevant borrowers, as defined by SBS regulations. Restructured loans are loans granted to companies under the bankruptcy protection procedures of the Peruvian Corporate Restructuring Law.

Past due loans: Past due loans correspond to overdue loans, defined by the SBS as commercial loans for which amortization payments are 15 days overdue and loans to microbusinesses for which amortization payments are 30 days overdue. In the case of consumer, mortgage and leasing loans, the amortization portion of a coupon is considered past due once 30 days overdue and the total amount of the loan is considered past due once an amortization payment is 90 days overdue. Beginning on January 1, 2001, SBS accounting rules require Peruvian banks to consider overdrafts past due after 30 days.

Loans by Currency

The following table presents our loan portfolio divided by currency at the dates indicated.

	As of December 31,					
	2006		2005		2004	
	(S/. in millions)	%	(S/. in millions)	%	(S/. in millions)	%
Foreign currency denominated	2,590.3	58.6%	2,639.4	63.5%	2,468.9	67.9%
Nuevo sol denominated	1,829.0	41.4%	1,514.4	36.5%	1,166.9	32.1%
Total gross loans	**4,419.3**	**100.0%**	**4,153.8**	**100.0%**	**3,635.8**	**100.0%**

Maturity Composition of our Portfolio of Performing Loans

The following table sets forth an analysis of our portfolio of performing loans as of December 31, 2006, by type and by the time remaining to maturity. Loan amounts are presented before deduction of allowances for loan losses.

	As of December 31, 2006					
	1 Month	1-3 Months	3 Months-1 Year	1-5 Years	Past Due Loans	Total
	(S/. in millions)					
Loans	360.8	536.8	919.6	1,477.8	—	3,294.9
Leasing transactions	51.3	46.4	112.1	274.3	—	484.1
Discounted notes	90.1	73.2	17.0	0.3	—	180.7
Factoring	46.8	31.9	3.4	—	—	82.0
Advances and overdrafts	76.6	—	—	—	—	76.6
Refinanced and restructured loans	26.5	5.5	29.2	154.9	—	216.1
Past due loans	—	—	—	—	85.0	85.0
Total gross loans	**652.0**	**693.9**	**1,081.2**	**1,907.3**	**85.0**	**4,419.3**

Classification of our Loan Portfolio

We classify Interbank's loan portfolio in accordance with SBS regulations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition — Risk Management" and "Regulation and Supervision — Banking Supervision and Regulation — Loan Loss Reserves" for a description of our loan classification and risk management policies. The following table provides statistical data regarding the classification of our loans as of the end of the periods indicated.

	As of December 31,					
	2006		2005		2004	
	(S/. in millions)	%	(S/. in millions)	%	(S/. in millions)	%
A: Normal	4,914.4	88.3%	4,142.1	82.6%	3,371.2	78.0%
B: Potential Problems	237.7	4.3%	380.1	7.6%	314.3	7.3%
C: Substandard	217.1	3.9%	277.8	5.5%	204.0	4.7%
D: Doubtful	132.3	2.4%	150.5	3.0%	362.2	8.4%
E: Loss	65.9	1.2%	62.3	1.2%	70.8	1.6%
Total	**5,567.4**	**100.0%**	**5,012.8**	**100.0%**	**4,322.5**	**100.0%**
Direct loans	4,419.3	79.4%	4,153.8	82.9%	3,635.8	84.1%
Contingent loans	1,148.1	20.6%	859.0	17.1%	686.7	15.9%
Total	**5,567.4**	**100.0%**	**5,012.8**	**100.0%**	**4,322.5**	**100.0%**

Allowance for Loan Losses

Our allowance for loan losses is recorded in accordance with SBS regulations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition — Critical Accounting Policies — Provision for Loan Losses" for a description of the guidelines and procedures used in the review of our loan portfolio and the calculation of our allowances for loan losses. The following table presents our allowances for loan losses.

	As of December 31,		
	2006	2005	2004
	(S/. in millions)	(S/. in millions)	(S/. in millions)
Provisions for loan losses at the beginning of the period	230.6	285.2	372.6
Additional provisions	150.6	140.3	130.8
Reallocation of provisions — Assets seized	—	3.6	—
Reallocation of provisions — Debt capitalized	—	—	(19.9)
Recoveries of write-offs	(24.9)	(34.0)	(11.9)
Write-offs	(127.3)	(172.3)	(158.8)
Exchange difference, net (includes result from exposure to inflation in 2004)	(9.6)	7.7	(27.6)
Total provisions for loan losses at the end of the year	**219.4**	**230.6**	**285.2**
Provisions for contingent loans	19.4	21.9	14.5
Provisions for direct loans	200.0	208.6	270.6
Total provisions for loan losses	**219.4**	**230.6**	**285.2**

The following table shows the allocation of our allowance for loan losses for each type of loan at the dates indicated.

	As of December 31,					
	2006		2005		2004	
	(S/. in millions)	%	(S/. in millions)	%	(S/. in millions)	%
Commercial loans	109.6	50.0%	135.4	58.7%	208.1	73.0%
Consumer loans	73.3	33.4%	51.3	22.3%	37.7	13.2%
Residential mortgage loans	14.3	6.5%	15.3	6.6%	13.4	4.7%
Leasing transactions	2.8	1.3%	6.6	2.9%	11.5	4.0%
Provisions for contingent loans	19.4	8.9%	21.9	9.5%	14.5	5.1%
Total provisions for loan losses	**219.4**	**100.0%**	**230.6**	**100.0%**	**285.2**	**100.0%**

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at the dates indicated.

	As of December 31,					
	2006		2005		2004	
	(S/. in millions)	%	(S/. in millions)	%	(S/. in millions)	%
Demand deposits						
Nuevos Soles	363.4	6.3%	369.0	8.1%	300.6	6.9%
Foreign currency	499.5	8.7%	441.4	9.7%	395.3	9.0%
Total	862.8	15.0%	810.4	17.8%	695.9	15.9%
Savings deposits						
Nuevos Soles	592.5	10.3%	567.0	12.4%	459.4	10.5%
Foreign currency	1,174.8	20.4%	1,094.3	24.0%	902.7	20.6%
Total	1,767.3	30.7%	1,661.3	36.5%	1,362.1	31.1%
Time deposits						
Nuevos Soles	1,119.2	19.4%	745.4	16.4%	972.7	22.2%
Foreign currency	1,559.0	27.1%	1,134.8	24.9%	1,178.2	26.9%
Total	2,678.3	46.5%	1,880.2	41.3%	2,150.9	49.1%
Others						
Nuevos Soles	86.0	1.5%	107.7	2.4%	68.4	1.6%
Foreign currency	366.4	6.4%	96.7	2.1%	102.5	2.3%
Total	452.3	7.9%	204.4	4.5%	170.8	3.9%
Total deposits						
Nuevos Soles	**2,161.1**	**37.5%**	**1,789.1**	**39.3%**	**1,801.2**	**41.1%**
Foreign currency	**3,599.6**	**62.5%**	**2,767.2**	**60.7%**	**2,578.7**	**58.9%**
Total	**5,760.7**	**100.0%**	**4,556.3**	**100.0%**	**4,379.8**	**100.0%**

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits as of December 31, 2006.

	For the Year Ended December 31, 2006				
	1 Month	1-3 Months	3 Months-1 Year	1-5 Years	Total
	(S/. in millions)				
Demand deposits	101.0	167.9	364.0	230.0	862.8
Saving deposits	44.4	71.9	483.9	1,167.0	1,767.3
Time deposits	121.1	237.1	2,061.7	258.4	2,678.3
Total	**266.5**	**476.9**	**2,909.6**	**1,655.4**	**5,308.4**
Percentage of Total	5.0%	9.0%	54.8%	31.2%	100.0%

(1) Does not include other deposits.

Short-Term Borrowings

Our short-term borrowings, other than deposits are composed of due to banks and correspondents and securities, bonds and obligations outstanding and amounted to S/. 132.7 million as of December 31, 2006, S/. 263.2 million as of December 31, 2005 and S/. 155.3 million as of December 31, 2004.

BUSINESS

Overview

We are a holding company that provides a wide range of financial services in Peru through our subsidiaries, Interbank and Interseguro. Interbank is a full service bank providing general banking products and services primarily to retail, and also to commercial, customers. As of March 31, 2007, Interbank was the second largest provider of consumer loans in Peru in terms of total loans outstanding, which include all retail loans other than mortgages, with a market share of 19.9%. Within the consumer loan segment, Interbank was also the second largest provider of credit card financing among banks in Peru in terms of outstanding credit card balances, with a 21.9% market share as of March 31, 2007. Interbank serves its customers through 114 *tiendas*, or financial stores, and 724 ATMs throughout Peru, and had over one million retail and commercial customers as of March 31, 2007. Interseguro is a leading insurance company, providing annuities, individual life insurance, disability insurance and survivor benefits and mandatory traffic accident insurance. As of March 31, 2007, Interseguro was the leading provider of annuities in Peru, with a 26.2% market share of all annuity premiums sold during the 12 months ended March 31, 2007. The annuity sector was the largest segment of the Peruvian life insurance industry as of March 31, 2007 and the fastest growing segment of the industry over the five years ended December 31, 2006.

Our management, which consists of certain executive officers of Interbank and Interseguro, believes that a unified financial group such as ours with a coordinated strategy is well positioned to take advantage of growth opportunities in the Peruvian financial services sector. Key to our growth strategy are providing convenient banking and insurance services through our extensive distribution network, delivering continuous product innovation to our clients, identifying synergies arising from cross-selling efforts for financial products and services and maintaining a high quality service.

As of March 31, 2007, we had total assets of S/. 9.4 billion (approximately US$3.0 billion) and Intergroup shareholders' equity of S/. 821.4 million (approximately US$258.0 million). For the three months ended March 31, 2007 and 2006, our net income (attributable to Intergroup shareholders) was S/. 61.9 million (approximately US$19.4 million) and S/. 33.4 million (approximately US$9.9 million), respectively. Our return on average total assets and our return on average Intergroup shareholder's equity for the 12 months ended March 31, 2007 was 2.5% and 30.3%, respectively. For the years ended December 31, 2006 and 2005, our net income (attributable to Intergroup shareholders) was S/. 187.9 million (approximately US$58.8 million) and S/. 132.4 million (approximately US$38.6 million), respectively, our annual return on average total assets was 2.2% and 1.8%, respectively, and our annual return on average Intergroup shareholders' equity was 27.1% and 23.3%, respectively.

The following table shows certain information for Interbank and Interseguro as of and for the three months ended March 31, 2007 and as of and for the year ended December 31, 2006 (excluding discontinued operations).

	Interbank		Interseguro		Total	
	(S/. in millions)	(% of total)	(S/. in millions)	(% of total)	(S/. in millions)	(% of total)
	(As of and for the Three Months Ended March 31, 2007)					
Assets	7,650.7	84.2	1,432.5	15.8	9,083.2	100.0
Liabilities	6,951.4	83.7	1,351.9	16.3	8,303.2	100.0
Total Operating Income	57.8	68.2	27.0	31.8	84.8	100.0
	Interbank		Interseguro		Total	
	(S/. in millions)	(% of total)	(S/. in millions)	(% of total)	(S/. in millions)	(% of total)
	(As of and for the Year Ended December 31, 2006)					
Assets	7,363.7	84.3	1,368.6	15.7	8,732.3	100.0
Liabilities	6,708.9	83.7	1,304.0	16.3	8,012.9	100.0
Total Operating Income	221.0	89.4	26.1	10.6	247.1	100.0

Strengths

Leading Financial Services Provider in Fastest Growing Banking and Insurance Segments

We are a leading financial services company in Peru. We are focused primarily on the retail sector because we believe it presents significant growth opportunities and higher margins. Consumer lending in Peru has increased at a compound annual growth rate of 24.3% over the five years ended December 31, 2006, becoming the fastest growing banking segment in Peru. Interbank is the second largest provider of consumer loans in terms of total loans outstanding, which include all retail loans other than mortgages, in Peru with S/. 1.7 billion (approximately US$534.5 million) outstanding as of March 31, 2007. Within consumer loans, Interbank is also the second largest provider of credit card financing among banks in Peru in terms of outstanding credit card balances with approximately 477,000 credit card accounts and S/. 722.6 million (approximately US$227.0 million) in credit card balances outstanding as of March 31, 2007. Interseguro is a leading life insurance company and is the largest provider of annuities in Peru, with 28.4% of all annuities sold since the product was introduced in 1998 through March 31, 2007 and a 26.2% market share of all annuity premiums sold during the 12 months ended March 31, 2007. Annuities represented the largest segment of the Peruvian life insurance industry with an estimated 42.3% market share of the total premiums sold during the 12 months ended March 31, 2007, and the fastest growing segment in the life insurance sector in Peru over the five years ended December 31, 2006, with a compound annual growth rate in premiums of 32.5%. The annuity segment is expected to continue to grow in coming years due to both an expected increase in the number of members of the Peruvian private pension system retiring and those retirees having higher average pension account balances. Both the banking and insurance sectors in Peru remain highly under-penetrated and thus offer significant growth potential.

Convenient and Extensive Retail Distribution Network

Interbank has built one of the most convenient and extensive retail banking distribution networks in Peru. As of March 31, 2007, Interbank had 114 financial stores located in high traffic areas, including 23 inside supermarkets owned by Supermercados Peruanos, Peru's second largest supermarket chain in terms of square meters, an affiliate of ours. Interbank also offers electronic banking through ATMs and the Internet, as well as telephone banking. Interbank, through its Global Net ATM network, operates the largest ATM network in Peru, with 724 ATMs as of March 31, 2007, and the largest network of ATMs located outside of bank branches in Peru. To provide underserved customers with better access to banking services, Interbank has launched *Interbank-Directo*, an initiative that involves placing innovative point-of-sale terminals in commercial establishments, such as gas stations, drugstores and small stores. These terminals are managed by the establishment owners and allow banking customers to withdraw cash up to a specified limit and pay utility and credit card bills. To supplement its own sales channels, Interseguro also uses Interbank's distribution network to sell mandatory traffic accident insurance policies, as well as life insurance with low premium amounts. Insurance products sold through Interbank's network represented 8.4% of the total premiums sold by Interseguro during the 12 months ended March 31, 2007. We believe that our convenient retail distribution network, together with our product-specific sales forces, has made us more accessible to our customers and has differentiated us from our competitors.

Stable and Diversified Retail Deposit Base and High Quality Retail Loan Portfolio

With over 642,000 individual depositors as of March 31, 2007, Interbank has a diversified deposit base. In addition, as of March 31, 2007, almost 46.4% of Interbank's deposits consisted of retail customer deposits as compared to 40.3% for the Peruvian banking system as a whole. This deposit base not only provides Interbank with a stable, low-cost source of funding, but also provides an opportunity to cross-sell products and services.

Interbank's retail deposit market share grew from 7.8% as of December 31, 2001 to 10.8% as of March 31, 2007. As of March 31, 2007, Interbank's loan portfolio was also well diversified, with 52.9% of the loan portfolio coming from retail banking as compared to 31.3% for the Peruvian banking system as a whole.

In addition, loans to Interbank's ten largest borrowers represented only 11.5% of its total loan portfolio outstanding as of March 31, 2007. As of March 31, 2007, Interbank had over one million customers.

Demonstrated Ability to Deliver Profitable Growth

Interbank and Interseguro have demonstrated their ability to deliver profitable growth. Interbank was one of the fastest growing banks in Peru based on net income from 2001 to 2006. Interbank's outstanding retail loans, including both consumer and mortgage loans, have grown at a compound annual growth rate of 32.1% over the five years ended December 31, 2006 as compared to 20.1% for the Peruvian banking system as a whole. Strong growth at Interbank has been accompanied by earnings growth, with net income increasing from approximately S/. 11.0 million (approximately US$3.2 million) in 2001 to S/. 160.9 million (approximately US$50.3 million) in 2006, and annual return on average shareholders' equity increasing from 3.2% in 2001 to 26.1% in 2006. In addition, Interseguro's total gross premiums and annuity premiums have grown at compound annual growth rates of 36.4% and 31.6%, respectively, over the five years ended December 31, 2006 as compared to 12.1% and 32.5%, respectively, for the Peruvian insurance system as a whole, and this growth was accompanied by strong profitability, with return on average shareholders' equity growing from a loss in 2001 to 33.1% in 2006. For the 12 months ended March 31, 2007, Interbank's and Interseguro's return on average shareholder's equity was 29.3% and 46.5%, respectively.

Experienced Management Team and Motivated Workforce

We benefit from an experienced and talented management team. Most of the members of our senior management have held executive positions with other major financial institutions in the United States and Latin America. In addition, both Interbank and Interseguro have a culture that emphasizes teamwork and meritocracy and each focuses on attracting highly qualified personnel and maintaining a motivated workforce in order to deliver high quality service. In 2002, 2003, 2004, 2005 and 2006, Interbank was recognized as one of the ten best places to work in Peru by the Great Place to Work Institute. No other bank in Peru has received this recognition for the past five years. In 2003, 2004, 2005 and 2006, Interbank was also recognized as one of the 100 best places to work in Latin America by the Great Place to Work Institute.

Sound Risk Management Policies

Interbank and Interseguro have experienced risk management teams focused on monitoring and managing risks across all business areas, including operational, market, liquidity and credit risks. The growth of Interbank and Interseguro has been accompanied by solid improvements in loan and investment portfolio quality. Past due loans at Interbank have been reduced from 11.7% of total loans as of December 31, 2001 to 1.9% as of March 31, 2007, despite increased consumer lending. Likewise, no single investment made by Interseguro has ever defaulted. Sound risk management is at the very forefront of our culture and will continue to drive high quality profitable growth.

Strategy

Our goal is to become the leading provider of retail financial services in Peru while continuing to maintain high levels of profitability. We intend to achieve these objectives through the following strategies.

Continue to Expand and Develop Our Convenient Distribution Network to Better Serve Existing and New Customers

We believe that bringing banking services and insurance products closer to the homes and facilities of our existing clients and potential new customers is key to our growth. We intend to enhance customer convenience by opening additional financial stores and installing additional Global Net ATMs and *Interbank-Directo* point-of-sale terminals, as well as through the expansion of our electronic and telephone banking services. We also intend to continue to capitalize on our network to sell life and other insurance products in areas of Peru other than Lima.

Interbank plans to add more than 70 new financial stores, 1,000 new ATMs and 800 new *Interbank-Directo* point-of-sale terminals by the end of 2009. Interbank's financial stores are strategically placed in high traffic locations, including inside supermarkets, and offer a convenient layout and extended service hours. *Interbank-Directo* are innovative point-of-sale terminals located in commercial establishments that provide us with an efficient and cost-effective way to expand our distribution network into certain areas of Lima and provinces outside of Lima, most of which have traditionally been underserved by Peruvian banks. We are also using *Interbank-Directo* as a way of assessing the demand for future financial stores or ATMs in new markets.

Grow Our Retail Loan Portfolio

Retail banking in Peru has significant growth potential. As of December 31, 2006, the ratio of total loans to GDP in Peru was only 16.5%. In addition, the ratio of total consumer loans to GDP was only 2.7% and the ratio of mortgage loans to GDP was only 2.3% as of December 31, 2006. The total number of credit cards per inhabitant was only 0.2 as of December 31, 2006. We believe that this low penetration rate in combination with the strong expected growth of the Peruvian economy will support growth in consumer and mortgage loans. Specifically, Interbank is focused on three key retail loan products: credit cards, payroll deduction loans and mortgages. For each of these products, Interbank has developed strategic business plans, including targeted marketing campaigns and a dedicated sales force, and has trained highly qualified personnel at its financial stores to sell these products and provide post-sale customer service. Interbank also intends to capitalize on its expanding distribution network to continue its selling efforts with respect to these key products. In addition, Interbank intends to continue providing financing to real estate developers, which provides Interbank with an opportunity to market its mortgage loans to home buyers.

Focus on Superior Customer Service

Interbank and Interseguro seek to strengthen their relationship with existing customers and attract new clients by focusing on superior customer service. We believe that superior customer service is instrumental to our growth in the retail banking sector, and we will continue to offer our customers personalized, face-to-face service to help them with their banking and insurance needs. Interbank and Interseguro are committed to building a highly motivated team with the skills, capacity and dedication to provide superior customer service on a national scale. To that end, Interbank and Interseguro intend to continue to focus on attracting, training and developing top talent and leveraging the expertise and experience of its management and employees to improve customer service. Interbank's focus on customer service has been recognized by Apoyo Opinión y Mercado, a leading Peruvian consumer research company, which ranked Interbank as the leader in customer service at branches among banks in Peru in its November 2006 and March 2007 surveys. In addition, Interseguro has the leading client satisfaction level among annuity clients for life insurance companies in Peru, as measured by a market survey from November 2006 by Inmark Peru S.A., the Peruvian subsidiary of Grupo Inmark, a Spanish consulting firm.

Commitment to Continuous Innovation

Both Interbank and Interseguro are focused on remaining at the forefront of product innovation and continue to develop new ways to reach customers. Interbank was the first bank in Peru to place financial stores inside supermarkets and to offer payroll deduction loans to public sector employees. In 1996, Interbank introduced *Cuenta Millonaria*, Interbank's most popular savings account, which initially allowed accountholders to participate in bi-annual sweepstakes to win S/. 1.0 million (approximately US$0.4 million). Today, the account features bi-monthly sweepstakes to win an apartment and a car. In the credit card market, Interbank is the only bank in Peru to offer all three major credit cards, Visa, MasterCard and American Express. In addition, we successfully introduced online banking; electronic coin dispensers (the first of their kind in Peru and Latin America); the only ATMs capable of receiving deposits in U.S. dollars, Nuevos Soles and checks; and account balance displays. Interbank is also implementing a pilot program to install payment centers in strategic locations, including next to our financial stores, allowing its customers and other banks' customers to pay taxes and utilities and to perform basic banking transactions. Through these payment centers, Interbank aims to improve both service and operating efficiency and to reduce waiting time for customers at the financial stores. Interbank's focus on innovation is evidenced by its having received five awards since 1998 from Creatividad Empresarial, a consortium composed of Universidad Peruana de Ciencias Aplicadas, a local university; El Comercio, a leading newspaper in Peru; ATV, a television station and Grupo RPP, a radio station, in recognition of corporate creativity and innovation, more than any other bank in Peru. Interbank intends to continue to focus on product innovation to better serve its customer base and attract new clients.

Interseguro also has a strong focus on product innovation and differentiation. Interseguro was the first insurance company in Peru to offer mandatory traffic accident insurance policies through distribution points located in supermarkets. Interseguro continues to develop new products tailored to the needs of the Peruvian population, including annuities with guaranteed periods ranging between 20 to 25 years and its *Vea* insurance policies, which pay claims in the form of *Vea* supermarket vouchers. Insurance penetration in Peru is one of the lowest in Latin America with total insurance premiums as a percentage of GDP of only 1.2% as of December 31, 2006. In the past few years, low and middle income families have increased their disposable income and the funds available to cover other financial needs, including insurance. Interseguro has developed and will continue to develop low premium insurance products to serve these segments. Interseguro is also focused on maintaining an innovative investment strategy and was the first insurance company in Peru to invest in securities of foreign issuers and sovereign debt.

Enhance Interseguro's Leading Position in the Annuity Market and Capitalize on Significant Growth Opportunities in the Peruvian Life Insurance Industry

The life insurance industry in Peru has experienced rapid growth, with annuity premiums increasing at a compound annual growth rate of 32.5% over the five years ended December 31, 2006. During the same period, Interseguro was the fastest growing life insurance company in Peru based on total premiums, reserves and assets, and as of March 31, 2007 it had a leading 26.2% market share in the Peruvian annuity market based on all annuity premiums sold during the 12 months ended March 31, 2007. We believe that the market for annuities will accelerate due to both an expected increase in the number of members of the Peruvian private pension system retiring and those retirees having higher average pension account balances. In addition, Interseguro intends to take advantage of its market position and Interbank's distribution capacity to co-market banking and insurance products.

Actively Pursue Cross-Selling Opportunities to Capitalize on Our Customer Base

We intend to increase our market share and profitability by aggressively cross-selling Interbank's and Interseguro's products and services. As of March 31, 2007, Interbank had approximately one million retail customers, 68.9% of whom had only one retail banking product and 22.4% of whom had two retail banking products. We believe that Interbank's existing customer base represents a significant opportunity to sell additional banking products and services, and to thereby increase Interbank's penetration in the retail market and strengthen loyalty among its customers. We intend to capitalize on this opportunity by enhancing Interbank's data-based marketing efforts to better tailor Interbank's products and related marketing strategies to existing customers. Interbank will continue to invest in new information management tools to allow it to gain insights into the demographics and needs of its customer base, while being able to provide all services at each point-of-sale. We also intend to use Interbank's marketing efforts to increase awareness of Interseguro's product offerings, such as mandatory traffic accident insurance, among existing customers and to co-market banking and insurance products to new customers. Interseguro also believes it will be able to continue to leverage Interbank's and Supermercados Peruanos' distribution network to market its products to new and existing customers.

Reduce Costs and Improve Operating Efficiency in Our Banking and Insurance Operations

Although our retail-oriented business model is more cost intensive than a traditional commercial banking operation, we are committed to reducing Interbank's costs and improving its operating efficiency and profitability. By focusing on technological developments and on the use of electronic distribution channels, Interbank aims to increase its customers' use of electronic transactions, thereby reducing its costs while addressing its customers' evolving needs. An example of key initiatives to reduce costs is the development of

Interbank's "credit card factory," which allows Interbank to manufacture a credit card within 30 minutes after submission of a complete application. This initiative not only reduces costs but also encourages use of credit cards. Similarly, Interbank has launched a "mortgage loan factory," an initiative that allows it to assess an applicant's credit risk, obtain a pledge over the related collateral and disburse the loan within nine days after completion of a loan application. We believe this makes Interbank one of the fastest mortgage processors in Peru. In order to improve its operating efficiency, Interbank has established a number of initiatives tailored to optimize key processes. Interbank is currently undergoing an effort to enhance and centralize its back-office operations and to reduce processing costs and errors, while improving procedures through process-standardization and documentation.

Interbank will continue to implement technological solutions aimed at identifying and better understanding cost drivers, improving its pricing processes and adequately assessing Interbank's profitability segments. As evidence of the improvements in Interbank's operating efficiency, Interbank recently obtained its fifth ISO 9001-2000 process certification. Through these cost control initiatives, we will continue to strive to improve Interbank's efficiency ratio.

Since 2003, Interseguro has had one of the lowest administrative costs in the Peruvian insurance sector as measured by administrative expenses divided by premiums sold. For the 12 months ended March 31, 2007, administrative expenses divided by premiums sold totaled 10.5% for Interseguro as compared to a Peruvian insurance sector average of 15.7%. The ISO certifications that Interseguro obtained for its annuity products in December 2005 and for its life insurance products in December 2006 reflect the effectiveness of Interseguro's efforts to continuously improve its internal processes. Interseguro intends to pursue ISO certifications with respect to its other processes and will continue to monitor and control efficiency in order to maintain its low operating cost structure. We believe that these efforts will increase Interseguro's profitability.

Focus on Selected Commercial Banking Products and Services

Although our primary focus is on expanding our retail banking business, we believe there are significant opportunities in the commercial banking sector as a result of anticipated growth in the Peruvian economy. In particular within the commercial banking segment, we intend to focus on low risk, high margin products and services, such as international trade finance, leasing and factoring, especially for small and medium-sized businesses, which are typically underserved by the larger commercial banks in Peru. In addition, we intend to focus on marketing our cash management services, including payroll services, collection and account payments to commercial clients which provide Interbank with opportunities to sell retail products and services to their employees.

Corporate Reorganization

Intergroup was established as the result of a corporate reorganization of its ultimate parent, IFH. The purpose of the corporate reorganization was to create a dedicated holding company for IFH's interests in the Peruvian financial services industry. As part of creating that dedicated holding company, IFH, Interbank and Interseguro sold their respective interests in Supermercados Peruanos to a new subsidiary of IFH, IFH Retail Corp. The sale of Supermercados Peruanos also served to satisfy SBS resolutions that modified investment limits applicable to insurance companies in Peru and resulted in Interseguro's obligation to reduce its ownership interest in Supermercados Peruanos before June 2007. In addition, IFH's corporate reorganization allows it to simplify its structure by eliminating cross-holdings of members of the IFH group. IFH has advised us that it intends to use Intergroup as its primary vehicle for making investments in Peru's financial services industry in the future.

As part of this corporate reorganization, certain shareholders of Interbank and Interseguro undertook a series of transactions described below pursuant to which their interests in Interbank and Interseguro were transferred to us in exchange for an aggregate of 84,487,205 of our common shares. As a result of this corporate reorganization, our sole assets are our 96.8% equity interest in Interbank and our 100.0% interest in Interseguro.

Part of our corporate reorganization was completed on April 19, 2007 and was comprised of the following steps:

Interbank

- On January 19, 2007, IFH transferred 344,678,463 shares of common stock of Interbank, representing 88.9% of Interbank's outstanding capital stock, to us in exchange for 64,850,134 of our common shares, representing a 76.8% interest in us.

- On January 19, 2007, Wimsie Investments Inc., or Wimsie, and Inversionista Golden Hill S.A., or Golden Hill, transferred 11,606,972 and 16,976,224 shares of Interbank, respectively, representing 7.4% of Interbank's outstanding capital stock, to us in exchange for 2,183,814 and 3,194,022, respectively, of our common shares, representing a 6.4% interest in us.

- On April 3, 2007, Interfunds transferred 2,071,748 shares of Interbank common stock, representing 0.5% of Interbank's outstanding capital stock, to us in exchange for 389,793 of our common shares, representing a 0.5% interest in us.

Interseguro

- On January 19, 2007, IFH transferred 43,363,219 shares of common stock of Interseguro, representing a 40.7% interest in Interseguro, to us in exchange for 5,602,273 of our common shares, representing a 6.6% interest in us.

- On January 19, 2007, Consorcio Financiero Overseas Ltd. (Grand Cayman), or Consorcio, a wholly owned subsidiary of IFH, transferred 34,909,820 shares of common stock of Interseguro, representing a 32.8% interest in Interseguro, to us in exchange for 4,510,143 of our common shares, representing a 5.3% interest in us.

- On January 19, 2007, Wimsie transferred 9,001,510 shares of common stock of Interseguro, representing an 8.5% interest in Interseguro, to us in exchange for 1,162,943 of our common shares, representing a 1.4% interest in us.

- On April 3, 2007, IFC transferred 15,178,156 shares of common stock of Interseguro, representing a 14.3% interest in Interseguro, to us in exchange for 2,053,926 of our common shares, representing a 2.4% interest in us.

- On April 3, 2007, certain executives of Interseguro transferred an aggregate of 3,991,665 shares of common stock of Interseguro, representing a 3.8% interest in Interseguro, to us in exchange for 540,157 of our common shares, representing a 0.6% interest in us.

Supermercados Peruanos

As part of our corporate reorganization, on April 19, 2007, IFH, Interseguro and Interbank transferred to IFH Retail, a wholly owned subsidiary of IFH, 2,171,805, 101,695,001 and 26,026,789 shares of common stock, respectively, representing 1.0%, 47.9% and 12.3% interests in Supermercados Peruanos (representing all of the shares of common stock in Supermercados Peruanos owned by them). IFH, one of the selling shareholders in the global offering, has agreed to contribute to the capital of IFH Retail approximately S/.95.8 million (approximately US$30.0 million) of the net proceeds from its sale of our common shares in the global offering in consideration of this share transfer simultaneously with the closing of the global offering. IFH Retail will use the approximately S/. 95.8 million to repay, concurrently with the closing of the global offering, notes issued by IFH Retail to Interbank and Interseguro as consideration for the sale of Supermercados Peruanos shares to IFH Retail. Of the S/. 95.8 million, S/. 76.3 million (approximately US$23.9 million) will be paid to Interseguro and S/. 19.5 million (approximately US$6.1 million) to Interbank.

The following charts show our corporate structure prior to and following our corporate reorganization.

Pre-Reorganization Corporate Structure Chart (1)



IFH PERU Ltd.
Grupo Interbank
100.0%
BluBank (Private Bank in the Bahamas and Panama)
100.0%
100.0%
Golden Hill (Holding Company)
Investments (Holding Company)
Interbank
4.4%
3.8%
8.5%
3.0%
Interseguro
40.7%
18.0%
32.8%
100.0%
Consorcio Financiero Overseas (Holding Company)
Supermercados Peruanos (Supermarket Chain in Peru)
12.3%
47.8%

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(1) Percentages are based on outstanding shares (excluding Interbank's treasury shares).

(2) Includes common shares of Interbank traded on the BVL and held by Interfunds.

(3) Includes shares held by IFC (14.3%) and by certain employees and directors (3.8%).

(4) IFH's main holdings include (i) 99.9% of the outstanding equity in IISA Gestion S.A., a company that provides building management services in Peru, (ii) 99.9% of the outstanding equity in Centura SAB S.A., a broker-dealer in Peru, (iii) 100.0% of the outstanding equity in Urbi Propiedades S.A., a real estate development company in Peru, and (iv) 99.9% of the outstanding equity in Promotora Intercorp S.A., a company involved in construction and real estate activities in Peru.

Post-Reorganization and Post-Offering Corporate Structure Chart



Others(5)
Public Float(1)
IFH Peru Ltd.(3)
2.9%
20.9%
76.2%
100.0%
Intergroup
financial services
Public Float(2)
IFH Retail Corp.
Others(5)
100.0%
96.8%
3.2%
61.1%
Interseguro(4)
Seguros de Vida y Jubilación
Interbank
Supermercados Peruanos

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(1) Includes shares sold to investors in the global offering.

(2) Includes common shares of Interbank traded on the BVL.

(3) IFH directly owns 100.0% of the outstanding equity in Consorcio Financiero Overseas Ltd., a holding company that directly owns 4.9% of Intergroup.

(4) IFH owns one share of Interseguro. Pursuant to Peruvian laws, all corporations must have at least two shareholders.

(5) IFH's main holdings include (i) 99.9% of the outstanding equity in IISA Gestion S.A., an administrative services company in Peru, (ii) 99.9% of the outstanding equity in Centura SAB S.A., a broker-dealer in Peru, (iii) 99.9% of the outstanding equity in BluBank Ltd., a private bank incorporated in Panama, (iv) 100.0% of the outstanding equity in Urbi Propiedades S.A., a real estate development company in Peru, and (v) 99.9% of the outstanding equity in Promotora Intercorp S.A., a company involved in construction and real estate activities in Peru.

(6) Includes IFC and other minority shareholders.

The following tables set forth the ownership of Interbank and Interseguro before and after our corporate reorganization.

Interbank

Pre-Reorganization		Post-Reorganization	
Shareholder	**%**	**Shareholder**	**%**
IFH	88.9	Intergroup	96.8
Golden Hill	4.4	Public float on BVL	3.2
Public float on BVL	3.2		
Wimsie	3.0		
Interfunds	0.5		
Total	**100.0**	**Total**	**100.0**

Interseguro

Pre-Reorganization		Post-Reorganization	
Shareholder	**%**	**Shareholder**	**%**
IFH	40.7	Intergroup(1)	100.0
Consorcio Financiero Overseas	32.8	IFH	0.0
IFC	14.3		
Wimsie	8.5		
Others	3.8		
Total	**100.0**	**Total**	**100.0**

(1) Intergroup owns all of Interseguro's outstanding equity interests, other than one share held by IFH. Pursuant to Peruvian regulations, all corporations must have at least two shareholders.

Interbank

Overview

As of March 31, 2007, Interbank was the second largest provider of consumer loans in Peru in terms of total loans outstanding, which include all retail loans other than mortgages, with a 19.9% market share and also the second largest provider of credit card financing among banks in Peru in terms of outstanding credit card balances with a 21.9% market share. Over the five years ended December 31, 2006 Interbank was one of the fastest growing banks in Peru, with net income growing at a compound annual growth rate of 70.9% as compared to 44.5% for the Peruvian banking system as a whole. As of March 31, 2007, Interbank had outstanding loans of S/. 4.3 billion (approximately US$1.3 billion), deposits of S/. 5.9 billion (approximately US$1.9 billion), total assets of S/. 7.7 billion (approximately US$2.4 billion) and shareholders' equity of S/. 634.1 million (approximately US$199.2 million). For the three months ended March 31, 2007 and 2006, Interbank's net income was S/. 37.9 million (approximately US$11.9 million) and S/. 27.0 million (approximately US$8.0 million), respectively. For the years ended December 31, 2006 and 2005, Interbank's net income was S/ . 160.9 million (approximately US$50.3 million) and S/. 113.3 million (approximately US$33.0 million), respectively, and its return on average shareholders' equity was 26.1% and 21.6%, respectively. Interbank's return on average shareholder's equity was 29.3% for the 12 months ended March 31, 2007.

The following table provides key data for the four largest banks in Peru (Banco de Crédito del Peru — BCP; Banco Continental Bilbao Vizcaya Argentaria — BBVA; Scotiabank — SCT; and Interbank — IBK) as of March 31, 2007.

	As of March 31, 2007					
	BCP	BBVA	SCT	IBK	Other Banks	Total
Assets (S/. billions)	33.7	19.0	13.8	7.7	11.5	85.6
Market Share(%)	39.3	22.1	16.1	9.0	13.4	100.0
Equity (S/. billions)	2.6	1.5	1.3	0.6	1.4	7.4
Market Share(%)	34.8	19.8	18.3	8.6	18.5	100.0
Branches	240	183	142	114	277	956
Market Share(%)	25.1	19.1	14.9	11.9	29.0	100.0
ATMs	691	369	238	724	89	2,111
Market Share(%)	32.7	17.5	11.3	34.3	4.2	100.0

Source: SBS/ASBANC/Interim Financial Statements.

History and Organization

Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names Banco Internacional del Perú S.A. and "Interbanc." In 1944, the International Petroleum Company acquired a controlling equity interest in Interbank and remained its controlling shareholder until 1967, when it entered into a joint venture with Chemical Bank New York Trust & Co. In 1970, Interbank was transferred to the Peruvian government as part of the then military government's banking reform. In August 1994, as part of the government's privatization efforts, 91% of Interbank's capital stock was acquired by Corporación Interbank, which subsequently transferred its holdings in Interbank to IFH. The remaining shares of Interbank's capital stock were sold mainly to Interbank's employees.

After the acquisition by IFH in 1994, Interbank began conducting business under the name "Interbank" as part of a rebranding and modernization effort. Interbank has transformed itself into one of Peru's leading consumer finance providers and one of the country's most innovative banks, focusing mainly on retail banking and developing a network of convenient deposit-gathering and distribution channels. In April 2001, Interbank acquired certain of Banco Latino S.A.'s (at that time Peru's fifth largest bank) assets and liabilities, including its loan portfolio, and in September 2002, purchased Aval Card Peru S.A.'s credit card portfolio, strengthening its position in the retail

banking segment. Interbank's shares are currently listed on the BVL and trade under the symbol "INTERBC1." Currently, approximately 3.2% of Interbank's outstanding shares are publicly traded in Peru. The remaining 96.8% of Interbank's outstanding shares are owned by Intergroup.

Interbank's Business Lines

Interbank is a full service bank providing general banking products and services primarily to retail, and also to commercial, customers. Interbank's primary business lines are (1) retail banking, (2) commercial banking, (3) capital markets and (4) non-banking financial services, including mutual funds and trust and securitization. Interbank has a strategic focus on retail banking.

The following chart shows Interbank's primary business lines.


Interbank
Retail Banking
Commercial Banking
Capital Markets
Non-Banking Financial Services
Credit Cards
Payroll Deduction and other Consumer Loans
Mortgages
Retail Deposits
Other Personal Banking Services
Corporate Banking
Small and Medium Business Banking
Institutional Banking
Leasing
International Trade Finance
Cash Management
Corporate Finance
Other Commercial Banking Products and Services
Investments
Treasury
Mutual Funds
Trust and Securitization

The following table provides information about Interbank's loan portfolio.

	For the Years Ended December 31,					
	2006	2005	2004	2003	2002	2001
Annual daily average performing loans (US$ in millions)	**1,135.9**	**972.6**	**816.6**	**687.7**	**626.0**	**723.9**
Percentage of retail loans	51.2	47.1	44.8	40.0	30.2	21.8
Percentage of commercial loans	48.8	52.9	55.2	60.0	69.8	78.2
Financial income and commissions of performing loans (US$ in millions)	**169.8**	**141.0**	**114.8**	**98.8**	**93.5**	**103.0**
Percentage attributable to retail loans	74.1	73.6	72.4	67.6	55.6	44.9
Percentage attributable to commercial loans	25.9	26.4	27.6	32.4	44.4	55.1

Source: Interbank's Internal Management Reports.

Retail Banking

Our retail banking business provides a variety of financial products and services for individuals in Peru. Our retail banking strategy is focused on increasing our market share among our existing customers and meeting the financial services needs of individuals in Peru who traditionally have had relatively low levels of interaction with banks and other financial institutions. We believe that this underserved segment of the Peruvian population represents significant prospects for future growth. Interbank is focused on increasing its retail loan portfolio. We believe that the retail banking sector presents significant growth opportunities and provides for higher margins, while allowing Interbank to maintain reasonable exposure to risk. As of March 31, 2007, retail loans represented 52.9% of Interbank's total loan portfolio outstanding as compared to 31.3% for the banking system as a whole.

Interbank's strategy for its retail banking operations also includes continuing to develop a stable and diverse deposit base with a focus on retail deposits, which provide Interbank with a low-cost source of funding. As of March 31, 2007, retail deposits represented 46.4% of Interbank's total deposits as compared to 40.3% for the banking system as a whole. Interbank's retail deposits consist of transactional, savings and investment deposit accounts. Interbank is continuously focused on developing new products and services that appeal to new and existing retail customers and that are designed to make Interbank more convenient and customer-friendly.

As a result of its retail focus, from December 31, 2001 to March 31, 2007, Interbank increased its market share in most of its core retail products. In total retail deposits, its market share increased from 7.8% to 10.8%; in savings accounts, its market share increased from 9.6% to 13.1%; in term deposits, its market share increased from 8.3% to 11.7%; and in *Compensación por Tiempo de Servicios*, or CTS, accounts, its market share increased from 4.3% to 5.4%.

Retail Loans

Retail loans consist of consumer loans and mortgage loans. We further divide consumer loans into two categories: (1) credit cards and (2) payroll deduction and other consumer loans. The following table presents retail loan market share data for the four largest banks in Peru (BCP, BBVA, SCT AND IBK), and on a combined basis for all other banks in Peru, as of March 31, 2007.

Product	As of March 31, 2007				
	BCP	BBVA	SCT	IBK	Other Banks
	%	%	%	%	%
Retail loans	28.5	22.5	15.1	14.3	19.6
Consumer loans	20.3	16.1	17.2	19.9	26.5
Credit cards	24.2	8.5	18.1	21.9	27.3
Payroll deduction and other consumer loans	17.9	20.9	16.7	18.6	25.9
Mortgage loans	38.1	30.0	12.7	7.7	11.5

Source: SBS.

Consumer Loans

Credit Cards. Interbank is the only bank in Peru to offer its retail customers all three major credit cards: VISA, Master Card and American Express. Interbank also offers supermarket and shopping mall-branded credit cards, such as its *Vea* (one of the supermarket chains owned by Supermercados Peruanos) and *Megaplaza* cards, respectively. Interbank is the only bank in Peru to issue Vea VISA and *Megaplaza* VISA credit cards within 30 minutes of the submission of a complete application, increasing the probability of usage as these cards are mostly marketed through Interbank financial stores that are located inside supermarkets and shopping malls. Interbank has been recognized for excellence in its credit card business in the last three years, having won a Services Silver Effie award in 2004, a Launching of New Services Silver Effie award in 2005 and a Promotions Silver Effie award in 2006.

From December 31, 2002 through March 31, 2007, the number of credit card accounts issued by Interbank grew four fold, from 109,987 to 476,783. Outstanding total credit card balances, which include accounts of retail and commercial customers, increased during the same period from S/. 216.8 million (approximately US$61.7 million) to S/. 724.2 million (approximately US$227.5 million). In addition to interest income, Interbank receives non-interest income from customers' fees, merchant discount fees, merchant processing fees and finance and penalty charges on credit cards. As of March 31, 2007, the default rate for Interbank's credit card loans was only 3.1%, as compared to the national average default rate for banks for such loans of 3.9%.

The estimated total number of credit cards issued in Peru as of December 31, 2006 was approximately 5.6 million, of which approximately 43.1% were issued by non-banking entities, including department stores. Over the five years ended December 31, 2006, total credit card balances outstanding in Peru grew at a compound annual growth rate of 36.2% as a result of improved economic conditions and increased consumer spending. During the same period, Interbank's total credit card balances grew at a compound annual growth rate of 56.0%. Interbank expects strong demand for credit cards in Peru to continue.

Payroll Deduction and Other Consumer Loans. Payroll deduction loans to public sector employees comprise the largest portion of Interbank's consumer loans. Interbank has recently also begun offering payroll deduction loans to private employees that maintain *Ahorro Planillas* accounts, or payroll accounts, with Interbank. As of March 31, 2007, Interbank's payroll deduction loan portfolio included more than 191,000 loans, with a total aggregate amount outstanding of S/. 878.4 million (approximately US$276.0 million).

The risk of default under payroll deduction loans is low, as Interbank automatically deducts loan payments from the bank account into which the borrower's monthly salary is deposited by his or her employer. These loans typically are insured by Interseguro against the death and disability of the borrower. As of March 31, 2007, the past due loans ratio for our payroll deduction loans was 0.9%, as compared to 2.9% for all consumer loans industry-wide.

In addition to payroll deduction loans, Interbank offers other loans to individuals, including auto loans and unsecured personal loans.

Mortgage Loans

In an effort to increase its mortgage business, in 2005 Interbank created a consumer mortgage center located in a dedicated facility to centralize all consumer mortgage operations. Through the mortgage center, Interbank manages all mortgage loan applications, performs credit assessment, originates mortgages, prepares all legal paperwork and disburses mortgage loans. Centralization of all processes under a single unit has allowed Interbank to create a "mortgage loan factory," an initiative that allows it to assess the risk of an applicant, pledge the related collateral and disburse the loan proceeds within nine days after completion of the loan application. We believe this makes Interbank one of the fastest mortgage processors in Peru and enhances its reputation as the most dynamic and service oriented bank in the mortgage market.

Interbank's mortgage loans outstanding grew at a compound annual growth rate of 33.1% from S/. 130.1 million (approximately US$37.8 million) as of December 31, 2001 to S/. 542.7 million (approximately US$169.8 million) as of December 31, 2006 compared to a 16.2% compound annual growth rate for the industry as a whole. Mortgage loans outstanding as of March 31, 2007 were S/. 557.4 million (approximately US$175.1 million). As a result, Interbank's market share in terms of total mortgage loans outstanding increased from 4.0% as of December 31, 2001 to 7.7% as of March 31, 2007. Currently, Interbank offers mortgage loans with a term of up to 25 years with variable or fixed rates, both in U.S. dollars and in Nuevo Soles.

During the 12 months ended March 31, 2007, Interbank's annual mortgage loan disbursements reached a record level of approximately S/. 151.5 million (approximately US$47.6 million).

In 2001, the Peruvian government launched the *Mivivienda* program, a social initiative to promote the construction of low income housing. Since then, the *Mivivienda* program has successfully disbursed over 35,600 loans, mainly to develop five- to eight-story, multi-family buildings. The main advantages of the *Mivivienda* program are that it provides direct funding to match each loan underwritten by banks, it provides credit risk coverage for one-third of any realized loss and it subsidizes interest rates by rewarding the end customer with a 20% discount if payments are kept current.

The program provides financing of mortgage loans denominated in U.S. dollars and Nuevos Soles with terms of 10 to 20 years, in amounts up to US$35,000 (approximately S/. 111,405), and for housing with a purchase price not exceeding US$50,000 (approximately S/. 159,150). In our experience, the largest number of *Mivivienda* mortgages are 20-year amortizing loans, denominated in U.S. dollars, in an amount of approximately US$20,000. Most *Mivivienda* borrowers make down payments of 10% on apartments costing approximately US$22,000 and pay interest rates of approximately 11.5%. In May 2006, the Peruvian government introduced certain changes to the program that limited funding and reduced subsidies, which increased market interest rates from 11.5% to 12.9%. These changes are currently under review, and the government has announced that it is resuming prior funding levels and increasing subsidies to their original levels or higher levels.

Significant demand in the low to middle income sector has resulted in over US$754 million in total disbursements being underwritten through the *Mivivienda* program as of March 31, 2007. As of March 31, 2007, 47.4% of Interbank's mortgage portfolio was composed of *Mivivienda* loans. During the last three years, *Mivivienda* mortgage loans have been one of the most dynamic mortgage business lines at Interbank, and Interbank had a 13.9% share of the *Mivivienda* loan market as of March 31, 2007. Interbank also offers traditional mortgage loans with maturities from five to 25 years. Traditional mortgage loans accounted for approximately 52.6% of Interbank's total mortgage loan portfolio as of March 31, 2007.

Real Estate Financing — Developers. Interbank provides residential construction loans to real estate developers. These loans are not considered part of Interbank's mortgage loan portfolio, but they provide Interbank with an opportunity to market its mortgage loans to home buyers. As of March 31, 2007, over 31.0% of new mortgages came from real estate developments financed by Interbank. This business segment continues to grow at record levels due to significant demand in the Peruvian construction sector. Since the *Mivivienda* program was launched, Interbank has actively provided financing to real estate developers to benefit from growth in the low to middle income sector. As of March 31, 2007, Interbank had S/. 88.6 million (approximately US$27.8 million) in construction loans outstanding, less than 2.1% of Interbank's total loans outstanding.

The financing structure for new developments is tailored to each project; however, in no case will financing exceed US$4 million, which limits Interbank's risk exposure. For a typical real estate development project, the developer must contribute at least 30% of the total equity for the project, including the land and pre-operating costs. The remaining 70% of the project is financed, 35% through sales of apartments and up to 35% through Interbank construction loans, with 100% of the land and buildings pledged to Interbank to secure repayment of the construction financing, in line with Interbank's conservative risk management policies. Typically, Interbank will only begin disbursing construction loans when at least 30% of the development has been pre-sold.

Mortgage loans are particularly important to Interbank's business growth as they not only offer the possibility to extend low risk secured loans to customers, but also generate customer loyalty and allow Interbank to offer additional products and services, including credit cards, other consumer loans and car loans. Interbank will maintain its focus on growing its mortgage loan portfolio through strong sales distribution and marketing campaigns.

Retail Deposits

Interbank offers a wide range of Nuevo Sol- and U.S. dollar-denominated transactional, savings and investment accounts that cover key consumer needs, positioning Interbank as an attractive financial institution for retail clients. As of March 31, 2007, core deposits, which the SBS denominates as checking, CTS and savings accounts, represented 63.7% of Interbank's total retail deposits. The following tables present the composition of Interbank's retail deposits on a daily average basis for the months indicated.

	March		December					
	2007		2006		2005		2004	
	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%
Transactional	511,176	67.5	490,571	66.6	365,641	59.8	255,845	57.9
Savings	87,212	11.5	85,272	11.6	82,744	13.5	63,313	14.3
Investment	159,183	21.0	161,014	21.9	163,023	26.7	122,609	27.8
Total	**757,571**	**100.0**	**736,857**	**100.0**	**611,408**	**100.0**	**441,767**	**100.0**

	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%
Transactional	551.7	20.2	530.7	20.2	465.8	18.4	339.0	16.6
Savings	984.7	36.1	959.2	36.5	988.2	39.1	793.3	38.8
Investment	1,194.6	43.7	1,134.5	43.2	1,073.6	42.5	911.4	44.6
Total	**2,731.0**	**100.0**	**2,624.4**	**100.0**	**2,527.6**	**100.0**	**2,043.7**	**100.0**

* Daily average.

Transactional Accounts. Interbank offers transactional accounts with different interest rates, maintenance fees and options for accessing funds, such as checkbooks, ATM cards and Internet access. The following tables present Interbank's four primary transactional accounts by type, number of accounts and amounts outstanding.

	March		December					
	2007		2006		2005		2004	
	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%
Cuenta Corriente	6,459	1.3	6,637	1.4	7,094	1.9	7,358	2.9
Ahorro Max	44,645	8.7	50,598	10.3	51,486	14.1	25,793	10.1
Ahorro Planilla	153,180	30.0	148,430	30.3	144,876	39.6	97,860	38.2
Ahorro Libre	306,892	60.0	284,906	58.1	162,185	44.4	124,834	48.8
Total	**511,176**	**100.0**	**490,571**	**100.0**	**365,641**	**100.0**	**255,845**	**100.0**
	Amount* (S/. in millions)	**%**	**Amount*** (S/. in millions)	**%**	**Amount*** (S/. in millions)	**%**	**Amount*** (S/. in millions)	**%**
Cuenta Corriente	21.3	3.9	20.4	3.9	20.6	4.5	19.4	5.7
Ahorro Max	121.7	22.1	115.1	21.7	125.6	26.9	118.8	35.0
Ahorro Planilla	143.1	25.9	141.5	26.7	124.2	26.6	86.0	25.4
Ahorro Libre	265.5	48.1	253.6	47.8	195.5	42.0	114.9	33.9
Total	**551.7**	**100.0**	**530.6**	**100.0**	**465.9**	**100.0**	**339.1**	**100.0**

* Daily average.

Cuenta Corriente is a checking account used primarily by small business owners and professionals to pay for business and other expenses. In recent years, the use of checks in Peru has decreased, as the use of cash and debit cards has increased.

Ahorro Max is a transactional account used by customers who need to make frequent money wire transfers within Peru. No fees are charged in connection with these transfers.

Ahorro Planilla is a payroll account into which an employer can deposit an accountholders' monthly salary. These payroll accounts are tailored for each company and provide ATM cards for employees as well as monthly interest on account balances. Interbank offers these payroll account services to employers in conjunction with Interbank's commercial banking products and has benefited from cross-selling opportunities. Currently, employees cannot choose to have their salaries deposited with a financial institution other than the one chosen by their employer, but we believe the market is moving toward allowing employees to choose freely, which would provide a significant growth opportunity for Interbank.

Ahorro Libre is used by customers for their everyday banking needs and has no monthly maintenance fee. In addition, all transactions performed through online banking and other electronic solutions are free of charge.

This transactional account is low cost for Interbank as most of the transactions are conducted through electronic channels.

Savings Accounts. During March 2007, Interbank's savings accounts on a daily average represented 36.1% of its retail deposits by amount. Interbank offers savings accounts with a variety of interest rates, maintenance charges and options for accessing funds, such as ATM cards and Internet access. The following tables present Interbank's savings accounts by type, number of accounts and outstanding amounts on a daily average basis for the months indicated.

	March		December					
	2007		2006		2005		2004	
	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%
Cuenta Millonaria	71,216	81.7	69,493	81.5	65,714	79.4	52,138	82.3
Ahorro Casa	8,887	10.2	8,403	9.9	8,511	10.3	6,033	9.5
Ahorro Fijo	7,109	8.2	7,376	8.6	8,519	10.3	5,142	8.1
Total	**87,212**	**100.0**	**85,272**	**100.0**	**82,744**	**100.0**	**63,313**	**100.0**

	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%
Cuenta Millonaria	917.2	93.2	893.1	93.1	920.6	93.2	754.2	95.1
Ahorro Casa	40.9	4.2	38.6	4.0	35.7	3.6	19.7	2.5
Ahorro Fijo	26.5	2.7	27.6	2.9	31.9	3.2	19.4	2.4
Total	**984.7**	**100.0**	**959.2**	**100.0**	**988.2**	**100.0**	**793.3**	**100.0**

* Daily average.

Interbank's most popular account is *Cuenta Millonaria*, which can be denominated in Nuevos Soles or U.S. dollars. *Cuenta Millonaria* is a savings account that provides accountholders with the opportunity to participate in a bi-monthly sweepstakes to win an apartment and a car.

Ahorro Casa allows customers to make monthly deposits in connection with financing home purchases. Once an accountholder reaches a pre-established balance in the account and demonstrates savings and payment capacity, the accountholder is entitled to make an application for a mortgage loan with Interbank's mortgage division.

Ahorro Fijo is a savings account with an original maturity of ninety days that offers a higher yield than a regular savings account. Absent withdrawal notification, the deposit is rolled over for another term.

Investment Accounts. Interbank offers time deposits, CDs and CTS accounts denominated in Nuevos Soles and U.S. dollars, in each case regardless of whether the customer has a checking or savings account with Interbank. The following tables present Interbank's investment accounts by type, number and amounts outstanding on a daily average basis for the months indicated.

	March		December					
	2007		2006		2005		2004	
	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%
Time deposits	40,569	25.5	39,445	24.5	37,713	23.1	34,402	28.1
CDs	1,519	1.0	1,302	0.8	832	0.5	925	0.8
CTS Accounts	117,095	73.6	120,267	74.7	124,478	76.4	87,282	71.2
Total	**159,183**	**100.0**	**161,014**	**100.0**	**163,023**	**100.0**	**122,609**	**100.0**

	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%	Amount* (S/. in millions)	%
Time deposits	903.8	75.7	848.2	74.8	858.4	80.0	759.5	83.3
CDs	67.1	5.6	52.5	4.6	19.9	1.9	22.3	2.4
CTS Accounts	223.7	18.7	233.9	20.6	194.8	18.2	129.6	14.2
Total	**1,194.6**	**100.0**	**1,134.5**	**100.0**	**1,073.1**	**100.0**	**911.4**	**100.0**

* Daily average.

Interbank offers interest-bearing time deposits and CDs, with maturities ranging from 30 days to five years. Time deposits can be opened with a minimum initial balance of S/. 1,000 or US$300.

CTS accounts are severance accounts that employers must open for their employees pursuant to Peruvian law. Employers must deposit annually into these accounts an amount equal to one month's salary for each employee. Employees are permitted to withdraw up to 50% of the deposited amount each year and the remaining amount upon termination of employment or retirement. Because accountholders are limited in their ability to withdraw from these accounts, CTS accounts are stable and relatively inexpensive deposits for banks.

Other Personal Banking Services — Remittances. Peruvians living and working abroad, mostly in Spain, Italy, Japan and the United States, remitted to their families in Peru an aggregate of approximately US$1.8 billion in 2006. Interbank, through its financial stores, currently acts as a paying agent (for payments denominated in U.S. dollars or Nuevos Soles) for remittance institutions, which in turn collect money from Peruvians working abroad. As of March 31, 2007, Interbank acted as paying agent for 34 remittance institutions abroad. During 2006 and the three months ended March 31, 2007, Interbank processed over 390,000 and 126,000 remittances, respectively, totaling approximately US$115.0 million and US$37.1 million, respectively. Based on estimates by management, Interbank believes it is ranked fourth in this segment, processing approximately 8.0% of all remittances. Interbank earns revenue from fees and spread on exchange rates related to remittances.

In connection with these remittances, Interbank has begun offering a convenient service whereby families receiving remittances from abroad can open a checking or savings account with Interbank and receive their funds automatically without having to be physically present at a financial store to collect them. Interbank also strives to convert recipients of family remittances into banking customers and with this aim recently launched a program whereby a customer that receives monthly remittances periodically over a specific period of time may be eligible to apply for a mortgage loan.

Commercial Banking

Before its privatization in 1994, Interbank's primary business was commercial banking. Since then, Interbank has changed its strategic focus toward retail banking, while still pursuing some high-margin, low-risk commercial banking products and services. The commercial banking unit competes with local and foreign banks for corporate customers. Currently, Interbank's commercial banking division focuses mainly on small and medium sized corporate clients, as well as non-profit and governmental institutions. Interbank's commercial banking strategy is based on three fundamental principles: (1) profitability, (2) portfolio quality, and (3) cost efficiency of funding activities. Market share is no longer the main driver for Interbank's presence in this business segment.

Interbank focuses on high margin products that have lower credit risk than traditional commercial banking products. Accordingly, Interbank focuses mainly on international trade finance, leasing, cash management, and factoring. These products and services are attractive not only for the financial margins they offer, but also for the fee income they generate. In addition, these products and services enhance customer loyalty and provide important cross-selling opportunities. Other traditional products offered to our commercial clients include working capital loans and corporate finance products. As of March 31, 2007, Interbank was the fourth largest bank in terms of commercial loans outstanding, with a commercial loan portfolio amounting to S/. 2.0 billion (approximately US$632.2 million), representing a 5.8% market share.

Corporate Banking

Interbank's corporate banking unit is primarily responsible for providing services to large companies with annual sales exceeding US$10 million or with a significant market presence. The corporate banking unit also serves customers that do not meet the foregoing criteria if they are otherwise viewed as important to the Peruvian economy or are part of a large economic group. As of March 31, 2007, the corporate banking unit had 936 customers with an aggregate of S/. 1.4 billion (approximately US$439.5 million) of loans outstanding.

The corporate banking unit offers a broad range of products and services including local and foreign currency loans, letters of credit, collections, transfers and foreign exchange services, tailored to meet the particular requirements of each client. Corporate banking clients can also obtain investment banking advisory and financing services through Interbank's corporate finance unit. See "— Corporate Finance" below.

Although Interbank has been a participant in the corporate banking segment, there are limited growth prospects in this business due to high levels of market penetration by other financial institutions and competition from capital markets. Recently, more corporations have decided to access the local capital markets to fund their capital and liquidity requirements.

Leasing. Interbank provides financial leasing to commercial clients including financing commercial real estate, vehicles, machinery and other goods. At the end of the term of a leasing agreement, the customer has the option to purchase the leased assets. As of March 31, 2007, outstanding leases amounted to S/. 550.7 million (approximately US$173.0 million), representing 27.4% of Interbank's total commercial loan portfolio and 10.2% of leasing financing outstanding in the banking system. Leasing products generate high margins and present lower credit risk compared to other financial products.

In recent years, growth in our leasing business has been driven by economic growth and related private sector investments. We expect this trend to continue in the future. Interbank is actively pursuing leasing and financing opportunities for machinery and equipment to grow its leasing business.

International Trade Finance. Interbank's international trade finance unit is focused primarily on providing short-term loans for international trade, funded with internal resources or with credit lines from foreign banks and institutions. In addition, the international trade finance unit offers medium-term credit lines using funds granted by international commercial banks and foreign governmental institutions. The international trade finance unit also earns fees by providing customers with letters of credit, international collection and foreign exchange services.

During 2006, international trade in Peru amounted to US$39 billion, of which 61.5% represented exports and 38.5% represented imports. A total of 80% of payments for international trade transactions were made through wire transfers. The remaining 20% were made through documentary transactions.

As of March 31, 2007, the international trade finance exposure of the Peruvian financial system was US$1.8 billion, of which 46% represented exports and 54% represented imports. As of March 31, 2007, Interbank had a market share of 7.1% in the trade finance segment, with S/. 411.0 million (approximately US$129.1 million) in loans outstanding. The international trade finance unit offers significant growth opportunities, as we expect international trade to continue to grow especially if free trade agreements between Peru and its commercial partners, such as the United States, China, Canada and Chile, are executed.

Cash Management. The cash management unit is responsible for the development and marketing of transactional services for Interbank's commercial clients. Interbank offers products and services aimed at strengthening ties with clients and assuring their loyalty, as well as reducing costs by using electronic channels and by increasing fee income. Services managed by this unit include collection services (automated trade bill collection), automated payments (payroll and payments to suppliers) and electronic office banking and cash management. Interbank earns fees from cash management services by charging its clients a fixed fee and a variable fee based on the volume and frequency of the transactions.

Interbank's payroll services consist primarily of providing online banking services to approximately 935 companies and 97,862 employees as of March 31, 2007. Interbank also provides services allowing more than 190 commercial banking customers to make payments to other Interbank customers through direct deposits into their Interbank accounts or alternatively to non-Interbank customers through cashiers' checks. Interbank has recently implemented a new product, electronic factoring, which allows customers to send their invoices to Interbank on a continuous basis up to a certain credit limit and borrow against these invoices. Once the customer reaches this limit and no additional receivables are generated, the customer stops receiving advances from Interbank.

Interbank is the leading private provider of tax collection services for the *Superintendencia Nacional de Administración Tributaria* (National Superintendency of Tax Administration), or SUNAT, and the leading provider of payment services to private pension fund administrators, or AFPs. These collection and payment services provide commercial clients with a convenient service and provide Interbank with a source of non-financial revenues and liquidity.

Corporate Finance. The corporate finance unit provides a wide range of underwriting and financial advisory services to medium and large businesses. This unit was created in order to meet the demands of Peru's larger corporations as they move away from traditional bank loans toward capital markets financing. The unit focuses on debt and equity issuances, project finance, financial structuring and mergers and acquisitions. Commercial paper programs and certificates of deposit are among the most popular short-term instruments structured by the corporate finance unit. Financial advisory services are focused on restructuring and evaluation of debt payment capacity for clients.

During the last four years, our corporate finance unit has actively participated in the local capital markets, participating in a number of transactions, including Supermercados Peruanos' US$60 million securitization and US$30 million subordinated bond offering, Cineplex's US$8 million asset securitization, Drokasa's US$25 million asset securitization, Graña y Montero's US$50 million asset securitization, Supermercados Wong's US$50 million asset securitization, Quimpac's US$20 million asset securitization, Supermercados Peruanos' US$10 million short-term notes offering and Pesquera Exalmar's US$5 million short-term notes offering.

Small and Medium-Sized Business Banking

The small and medium-sized business banking unit offers products similar to those of the corporate banking unit mainly to small to medium enterprises, or SMEs, with annual sales between US$300,000 and US$10 million in the same industries served by the corporate banking unit. The unit focuses primarily on providing its clients with working capital loans secured by accounts receivable and other products, including financing for medium- and long-term investment programs. As of March 31, 2007, the small and medium-sized business banking unit had a customer portfolio of approximately 15,057 customers with an aggregate of S/. 521.5 million (approximately US$163.8 million) of loans outstanding.

SMEs in Peru generally do not have access to financing through local or international capital markets or to term loans from foreign banks. Interbank expects to capitalize on significant growth opportunities in the SME sector and profit from the attractive margins that they offer. Interbank believes that this sector will continue to grow along with the Peruvian economy.

The products most commonly used by Interbank's SME clients include:

- revolving credit lines to finance inventories;
- stand-by letters of credit;
- international trade finance products;
- financing for short-term requirements, such as current account credits and temporary account advances including overdrafts;
- medium- and long-term financing; and
- leasing.

Institutional Banking

The institutional banking unit serves primarily non-profit public and private organizations, international entities, educational institutions and non-governmental organizations. As of March 31, 2007, the institutional banking unit had 3,457 clients and S/. 1.1 billion (approximately US$336.1 million) in deposits, accounting for approximately 33.9% of Interbank's total commercial deposits and 18.2% of its total deposits.

The institutional banking unit is strategically important to Interbank as it provides a stable and low-cost deposit base, as well as opportunities for income generation from fees and cross-selling. The institutional banking unit's customers require mainly transactional products, such as remote office banking, collection services, automated payroll payment services and investment management. Interbank's strategy is focused on building customer loyalty by offering customized services at relatively competitive rates and by providing outstanding customer service.

Capital Markets

In addition to its retail and commercial banking operations, Interbank has one of the largest capital markets operations in Peru. The principal activities of Interbank's capital markets division include foreign exchange transactions, both for clients and on a proprietary basis, treasury, custody and trust activities and investment management services. The capital markets division also structures products for Interbank's own funding needs, such as short-term notes, leasing, mortgage and subordinated bonds. The capital markets division markets and places the securities it underwrites through Interbank's distribution network.

Interbank is an active participant in the money and foreign exchange trading markets in Peru. The money market desk plays an important role in the Nuevo Sol and foreign currency short-term money markets. In addition, the money market desk has been active in the auction of certificates of deposit issued by Peru's Central Bank, as well as in financing through certificates of deposit and interbank transactions. Interbank's proprietary trading activities focus on foreign exchange trading and short-term investments in securities, which primarily include Peruvian sovereign debt instruments. For the year ended December 31, 2006, Interbank's foreign exchange income amounted to S/. 65.5 million (approximately US$20.5 million), representing the third largest revenues for this product in the Peruvian banking system.

Non-banking Financial Services

Mutual Funds. Interbank provides asset management services through its wholly owned subsidiary, Interfondos Sociedad Administradora de Fondos, or Interfondos. Interfondos was created in 1994 to provide investment advisory services to retail customers and commercial clients and to manage mutual funds in Peru. Through Interfondos, Interbank has benefited from the growth in the mutual fund industry, for which assets under management grew at a 17.0% compound annual growth rate over the five years ended December 31, 2006. The mutual fund industry is expected to continue to grow as disposable income grows in Peru. Mutual fund penetration in Peru is low compared to that in other countries in the region. Mutual fund assets under management in Peru represented only approximately 2.7% of GDP as of December 31, 2006 as compared to approximately 12.3% in Chile, for instance.

As of March 31, 2007, Interfondos was the third largest mutual fund manager in Peru with a 15.8% market share based on assets under management, according to information published by CONASEV. As of March 31, 2007, Interfondos's assets under management totaled approximately S/. 1.5 billion (approximately US$482.6 million), increasing from approximately S/. 1.3 billion (approximately US$416.4 million) as of December 31, 2006. As of March 31, 2007, total assets under management in the mutual funds system amounted to S/. 9.7 billion (approximately US$3.1 billion), increasing 18.1% during the first three months of 2007.

As of March 31, 2007, Interfondos managed seven separate funds, with a total of 31,838 participants (16.0% of total participants in the system) as compared to 25,079 participants (15.0% of total participants in the system) as of December 31, 2006. Interfondos offers fixed income funds (denominated in U.S. dollars and Nuevos Soles) and mixed funds (denominated in U.S. dollars and Nuevos Soles with fixed income and equity investments).

Interfondos's competitive strengths are its diverse product mix, conservative risk management policies, service quality and above-average profitability.

The following tables present the composition of Interfondos's assets under management and accounts.

	March 31, 2007		For the Years Ended December 31, 2006		2005		2004	
	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%	Number of Accounts	%
Commercial	638	2.0	594	2.4	466	2.9	371	3.3
Retail	31,200	98.0	24,485	97.6	15,557	97.1	10,847	96.7
Total	**31,838**	**100.0**	**25,079**	**100.0**	**16,023**	**100.0**	**11,218**	**100.0**

	Amount (S/. in millions)	%	Amount (S/. in millions)	%	Amount (S/. in millions)	%	Amount (S/. in millions)	%
Commercial	459.0	29.9	448.9	33.7	431.9	40.1	400.1	45.7
Retail	1,077.0	70.1	881.8	66.3	644.4	59.9	475.7	54.3
Total	**1,536.0**	**100.0**	**1,330.8**	**100.0**	**1,076.3**	**100.0**	**875.9**	**100.0**

Trust and Securitization Services. Interbank provides trust and securitization services through its wholly-owned subsidiary Intertítulos Sociedad Titulizadora S.A., or Intertítulos. Intertítulos started operations in 2000 and since then has become one of the leading entities in the Peruvian capital markets. Intertítulos has structured over 15 public and private transactions, amounting to over US$500 million. Intertítulos continues to work with international financial institutions to develop and structure innovative products targeted to local issuers.

Distribution Channels

Interbank expects to continue to expand its distribution network outside of Lima and to increase the use of electronic banking and transaction processing. To achieve these goals, Interbank remodeled and opened new financial stores and developed electronic channels, computer systems and business intelligence in the past four years and is planning to invest approximately US$78 million in remodeling, opening and developing over the next three years. Of this amount, we expect that approximately US$42 million will be invested in 2007, US$18 million in 2008 and US$18 million in 2009.

Physical Presence

Financial Stores. We believe that bringing banking services closer to the homes and facilities of Interbank's existing customers and potential new customers is key to our growth. Interbank's financial stores are key to achieving this goal. As of March 31, 2007, Interbank had 82 financial stores in strategic and accessible locations throughout Lima and 32 financial stores in the rest of Peru, covering 18 provinces. A large number of the financial stores in Lima are located in convenient, high-traffic areas, such as supermarkets and shopping malls. Outside Lima, financial stores are located near the commercial and industrial centers of each city to maximize client coverage. Interbank was the first bank in Peru to open financial stores inside supermarkets and to be open on weekends. Most of Interbank's financial stores are open Monday through Sunday from 9:00 am to 9:00 pm. Recently, Interbank modified the design and layout of its financial stores in order to expedite and optimize service to its customers. The following map shows the cities in which Interbank has financial stores.



The following tables provide key data regarding Interbank's deposits.

	As of March 31, 2007		As of December 31, 2006		2005		2004	
	Amount	%	Amount	%	Amount	%	Amount	%
	(S/. in millions)		(S/. in millions)		(S/. in millions)		(S/. in millions)	
Lima	4,902	83	4,669	84	3,715	82	3,702	85
Provinces . . .	988	17	914	16	806	18	677	15
Total	5,890	100	5,583	100	4,521	100	4,379	100

Interbank's financial stores provide fully integrated financial services, including not only self-service stations and ATMs, but also banking associates able to assist clients with their banking needs, such as by providing information about mortgages, money transfers, investment products and credit cards. In addition, representatives of Interseguro are present in certain financial stores to offer a full range of insurance products. Interbank's financial stores, in partnership with major companies (such as Nestlé), offer complimentary services, such as onsite tasting events and health screenings, to Interbank's customers.

Interbank is also in the process of establishing facilities that process payment transactions, or payment centers, that are located next to Interbank's financial stores. These will allow customers to pay taxes and utility bills. This project is designed to reduce the time customers have to stand in line in financial stores, while allowing Interbank's employees to focus their efforts on selling products and strengthening Interbank's relationships with its customers. We believe that payment centers will allow Interbank to improve the coverage and quality of its services.

Interbank-Directo. In order to further strengthen its distribution network, Interbank is currently implementing an initiative called *Interbank-Directo*, which consists of establishing point-of-sale terminals in commercial establishments, such as gas stations, drugstores and small stores. These terminals are managed by the owners of the establishments and allow banking customers to pay utility and credit card bills and withdraw cash from their bank accounts up to a specified limit. As of March 31, 2007, Interbank had 547 *Interbank-Directo* point-of-sale terminals. Interbank plans to install 800 additional terminals by 2009, especially in the provinces, to provide a less expensive way of serving customers located outside major cities and to assess demand in new markets and demand for future financial stores and ATMs.

Electronic Banking

ATMs and Online Banking. As of March 31, 2007, Interbank had 724 ATMs throughout Peru marketed under the "Global Net" brand, some of which are capable of receiving cash and check deposits. In addition, Interbank operates approximately 128 machines capable of dispensing coins. Global Net ATMs accept Interbank cards, as well as credit and debit cards from other banks. Interbank has also entered into agreements with other financial institutions to provide them with ATM services and with access to the Global Net network. Interbank cardholders may use ATMs to withdraw and deposit funds from their accounts, review balances in their accounts, transfer money between accounts or to third-party accounts (including accounts with different banks), make payments on Interbank or third-party credit cards, pay utility bills electronically and purchase and sell Nuevos Soles or U.S. dollars. Interbank charges other banks a fee for transactions made by their clients through Global Net ATMs. We believe that Global Net is well positioned to become the leading ATM network in the Peruvian financial system, as the general public does not associate it with any financial institution and it serves all customers.

The following table reflects the number of Global Net ATMs throughout Peru, the number of electronic transactions and the percentage of total transactions handled electronically.

	As of March 31,	As of December 31,					
	2007	2006	2005	2004	2003	2002	2001
Number of ATMs	724	701	500	479	335	202	133
Monthly electronic transactions (in millions)	5.4	5.6	4.5	3.5	2.5	1.5	0.9
Percentage of total transactions handled electronically	70%	72%	69%	64%	55%	44%	37%

Interbank offers online banking to its clients through its website, www.interbank.com.pe. This Internet portal gives customers access to a broad range of information and services, including up-to-date information on account balances and credit card minimum payments and balances. The portal also allows customers to pay their credit card bills online and transfer and receive funds from within Peru and from abroad. As of March 31, 2007, Interbank had 105,676 active customers who used online banking. For the first quarter of 2007, more than 1.6 million on-line transactions were conducted monthly using Interbank's website.

Security is an important factor in electronic and online banking. Interbank continues to enhance its security features and expects to introduce security tokens that will provide added security to the transactions made through ATMs or online banking.

Recently, Interbank began installing electronic touch screen terminals, called *Al toque*, which allow customers to check account balances and pay utility bills electronically. As of March 31, 2007, Interbank had 125 of these terminals in operation.

Other Distribution Channels

Telephone Banking. Interbank offers its customers telephone banking services 24 hours a day, seven days a week. Through telephone banking, Interbank's customers can obtain balance information, make credit card payments, transfer money between accounts, pay their utility and insurance bills, pay school and college tuition and replenish their cell phone accounts.

Telephone banking also allows Interbank's customers to receive faxes or text messages on their cell phones whenever transactions are posted to their accounts. Interbank has a state-of-the-art call center. In the event a debit or credit card is stolen, Interbank's customers can block their lost or stolen cards through this service.

Sales Force. In addition to its physical distribution channels, Interbank has a dedicated sales force, which distributes certain retail banking products, such as payroll deduction loans, credit cards and mortgage loans, and provides certain advisory services to clients.

Information Technology Unit

Interbank's information technology unit is responsible for managing Interbank's technology infrastructure, telecommunications network and computer systems. The unit is also responsible for developing and evaluating in-house technological solutions and third-party software solutions.

The information technology unit focuses on the following tasks:

- enhancing the timeliness of data processing;
- improving data protection and security;
- improving cost efficiency; and
- developing contingency plans.

As of March 31, 2007, Interbank's information technology network served approximately 1,900 workstations, 724 ATMs, 114 financial stores and 547 *Interbank-Directo* point-of-sale terminals. The network also processes credit card, home and commercial banking transactions.

Peruvian Banking Industry, System and Competition

Peruvian Banking Industry

The Peruvian financial system has undergone deep structural changes in the past twenty years, becoming a solid and highly regulated banking system. From 1993 to 1998, after almost a decade of high inflation, the banking system in Peru experienced a significant expansion of credit. During this period, performing loans in the Peruvian financial system grew at a compounded annual growth rate of 45.9% per year and banking penetration in Peru, measured as loans-to-GDP, rose from 10.2% to 26.4%. In 1998, the rise in international interest rates that followed the Russian default led to large outflows of capital from Peru as well as from other emerging markets, and to a strong depreciation of the Nuevo Sol. Even though most borrowers in Peru (corporate and individual) earned income in local currency, 80.9% of total loans in the Peruvian financial system as of December 31, 1998 were denominated in U.S. dollars. As a result, the strong 15.4% depreciation of the Nuevo Sol in 1998 led to a sharp deterioration of the Peruvian banking system's loan portfolio quality. Past due loans in the Peruvian financial system peaked at 9.4% of total loans as of January 31, 2000, resulting in increased provisions and huge capital losses for financial institutions.

During the period from 1998 to 2004, performing loans in the Peruvian financial system contracted at an average rate of 3.0% per year; however, consistent improvement in general banking industry indicators in Peru began in 2002. Loan portfolio quality in the Peruvian financial system improved significantly, with past due loans dropping from 8.9% of total loans as of December 31, 2001 to 1.6% as of December 31, 2006, and loan reserves over past due loans increased from 118.9% as of December 31, 2001 to 251.4% as of December 31, 2006. Profitability also improved significantly with efficiency, as measured by cost-to-income ratio, dropping from 68.7% for the year ended December 31, 2001 to 51.9% for the year ended December 31, 2006 and return on average equity in the system increasing from 4.4% for the year ended December 31, 2001 to 22.7% for the year ended December 31, 2006.

In 2005, together with a steady and sustained improvement in Peru's macroeconomic indicators, credit began to expand again, with performing loans growing 22.8% in 2005 and 15.9% in 2006. Nonetheless, the percentage of loans to GDP in Peru has not fully recovered to 1998 levels, reaching only 16.5% as of December 31, 2006, which is significantly lower than that of other countries in the region.

We believe most of the growth experienced by the Peruvian financial system since 2001, has been generated by, and will continue to be generated by, the retail banking segment. From December 31, 2001 to December 31, 2006, retail loans, (including consumer loans and mortgages) and loans to SMEs, grew at a compound annual growth rate of 22.3%. As of December 31, 2006, approximately 36.1% of the Peruvian banking sector's total loan portfolio, up from 21.9% as of December 31, 2001. In particular, the consumer segment, in which Interbank has a leading position, has grown at a compound annual growth rate of 24.3%. Credit card loans have grown at a compound annual growth rate of 34.1%. Mortgage loans have also grown significantly but still represent a small portion of the retail banking segment, with only approximately 80,000 mortgage borrowers among a population of 28.3 million as of December 31, 2006. A stable macroeconomic environment and the promotion of the housing government program *Mivivienda* over the past five years have been the main drivers for mortgage loan growth in Peru and are expected to continue fueling mortgage lending. Commercial loans, although recovering from the 1998 crisis, have consistently declined as a percentage of total loans in the Peruvian financial system, from 79.2% in 2001 to 63.3% as of March 31, 2007. Issuances of corporate bonds, short-term commercial paper, and other fixed-income instruments that act as substitutes for bank loans have increased consistently since 1998 as the Peruvian pension fund system has expanded and increased its demand for domestic investment opportunities.

Over the past seven years, the Peruvian financial system has experienced a gradual process of consolidation. As of March 31, 2007, there were only 11 banks and four consumer finance companies, compared to 25 banks and seven consumer finance companies in 1998. The Peruvian financial system is highly concentrated in a small number of relatively large participants. The four largest financial institutions in the Peruvian banking sector accounted for 84.5% of total loans and 88.3% of total deposits in the system as of March 31, 2007.

Foreign banks play a significant role in the Peruvian financial system. As of March 31, 2007, Banco Continental and Scotiabank, two of the top four banks in the system accounting for a combined 41.4% of total loans and 39.1% of total deposits, were under foreign control. Although major foreign banks such as Santander, Standard Chartered, Intesa (Sudameris), and BankBoston have left Peru over the past five years, other foreign banks have shown interest in entering or increasing their exposure to the Peruvian market. At the end of 2005, Scotiabank acquired Banco Wiese Sudameris and increased its stake in Banco Sudamericano, thereby increasing its exposure to Peru, and HSBC started operations in the country in the second half of 2006. In addition, major Peruvian consumer finance companies CMR and Cordillera, controlled by Chilean retailers Falabella and Ripley, respectively, have well-established retail operations in Peru and now offer their own store credit cards.

The banking market in Peru is competitive. The Peruvian banking system experienced a compound annual growth rate in terms of loans outstanding of 9.7% from December 31, 2001 to December 31, 2006. The overnight interbank interest rate in Nuevos Soles dropped from 11.4% in December 2000 to 4.5% as of December 31, 2006. Despite this continuous decrease of interest rates, expansion and growth opportunities continue to exist since banking penetration levels remain low. As of December 31, 2006, the level of deposits as a percentage of GDP in Peru was 19.8% as compared to an average of 35.4% for Latin America, according to FELABAN. The low level of banking penetration has attracted new participants in the market. In addition, Peruvian banks are also facing competition from non-banking institutions, such as *financieras* (finance companies) and *cajas municipales* (municipal or regional financial companies). Interbank is currently the fourth largest bank in Peru as measured by total loans and deposits as of March 31, 2007 and has experienced strong competition, including increased pressure on margins, primarily as a result of the presence of highly capitalized commercial banks in the Peruvian market with substantial capital, technology and marketing resources and, recently, from Peruvian pension funds that lend to Interbank's current and potential corporate customers. This increased competition has affected Interbank's loan growth and reduced the average interest rates that Interbank can charge its customers.

The following tables shows Interbank's main competitors and their respective market shares as of March 31, 2007.

	As of March 31, 2007								
	Asset			Total Loans			Deposits		
	Balance (S/. in million)	Market Share (%)	Rank	Balance (S/. in million)	Market Share (%)	Rank	Balance (S/. in million)	Market Share (%)	Rank
BCP	33,652.2	39.3	1	18,001.7	34.3	1	25,046.0	39.8	1
BBVA Continental	18,956.5	22.1	2	13,313.6	25.4	2	14,408.6	22.9	2
Scotiabank	13,817.7	16.1	3	8,412.5	16.0	3	10,208.9	16.2	3
Interbank	7,693.1	9.0	4	4,576.7	8.7	4	5,890.0	9.4	4
Citibank	2,897.4	3.4	5	1,925.7	3.7	5	1,558.1	2.5	6
BIF	2,744.6	3.2	6	1,907.4	3.6	6	2,047.3	3.3	5
Financiero	2,241.5	2.6	7	1,453.5	2.8	7	1,429.4	2.3	7
Trabajo	1,357.0	1.6	8	1,137.5	2.2	8	828.2	1.3	8
Mibanco	1,329.1	1.6	9	1,116.9	2.1	9	723.5	1.2	9
Comercio	724.0	0.8	10	497.9	0.9	10	604.2	1.0	10
HSBC	216.6	0.3	11	110.9	0.2	11	139.1	0.2	11
Total	**85,629.8**	**100.0**		**52,454.4**	**100.0**		**62,883.4**	**100.0**	

	As of March 31, 2007						
	Consumer Loans(1)			Consumer Credit Cards			
Bank	**Balance** (S/. in million)	**Market Share (%)**	**Rank**	**Bank**	**Balance** (S/. in million)	**Market Share (%)**	**Rank**
BCP	1,741.8	20.3	1	BCP	797.2	24.2	1
BBVA Continental	1,378.4	16.1	4	BBVA Continental	279.1	8.5	6
Scotiabank	1,475.4	17.2	3	Scotiabank	596.5	18.1	3
Interbank	1,701.3	19.9	2	Interbank	722.6	21.9	2
Citibank	710.9	8.3	5	Citibank	459.8	13.9	4
BIF	208.9	2.4	10	BIF	48.1	1.5	7
Financiero	347.3	4.1	7	Financiero	11.6	0.4	9
Trabajo	456.3	5.3	6	Trabajo	358.1	10.9	5
Mibanco	214.8	2.5	9	Mibanco	15.5	0.5	8
Comercio	328.7	3.8	8	Comercio	8.4	0.3	10
HSBC	0.0	0.0	11	HSBC	0.0	0.0	11
Total	**8,563.8**	**100.0**		**Total**	**3,296.9**	**100.0**	

(1) Loans outstanding.

Among the top banks, Interbank is also the fastest growing bank in the Peruvian banking system in terms of net income with a compound annual growth rate of 70.9% over the five years ended December 31, 2006 and with an increase in market share in the banking system's net income from 4.0% for the year ended December 31, 2001 to 9.4% for the year ended December 31, 2006.

As a result of the continued improvement in Peru's macroeconomic stability, management believes that significant growth opportunities exist in the Peruvian banking industry, despite strong competition. In particular, we believe that the retail banking segment will remain as the most dynamic in the Peruvian financial system and where Interbank is well positioned to continue having a leading role.

Employees

As of March 31, 2007, Interbank had 3,031 employees, 1,421 of which work in financial stores and 861 of which work at Interbank's headquarters. Interbank's employees are not unionized, are not a party to any collective bargaining agreement and, since the privatization of Interbank in 1994, have never been involved in a strike or work stoppage.

We believe that Interbank's employees are one of its most important assets. Interbank actively encourages employees to develop their careers within the bank. Interbank aims to attract the best talent by providing employees with better benefits than those required by the labor laws, including three-day paternity leave, school allowance, paid leave due to death of a family member and life insurance coverage after the third month of employment.

Interbank's employees are constantly trained and assisted in establishing a clear career path within the bank. For the past five years, Interbank has been chosen by the Great Place to Work Institute (Peru) as one of the 10 best places to work in Peru and has been considered one of the 100 best places to work in Latin America for the last four consecutive years.

Facilities

Interbank owns its headquarters, the Interbank tower, located at Av. Carlos Villarán 140, Lima 13, Peru. Although most of Interbank's financial store facilities are leased, Interbank does own several financial store facilities.

Interseguro

Overview

Interseguro was the fourth largest life insurance company in Peru as measured by total assets of S/. 1.5 billion (approximately US$478.9 million) as of March 31, 2007 and gross premiums of S/. 267.5 million (approximately US$84.0 million) for the 12 months ended March 31, 2007, representing a market share of 15.1% and 7.7%, respectively. As of March 31, 2007, Interseguro was the leading provider of annuities in the Peruvian market, with a 26.2% market share of all annuity premiums sold for 12 months ended March 31, 2007. The annuity segment is the largest and fastest growing sector of the life insurance industry in Peru. As a result, Interseguro was the fastest growing life insurance company in Peru, with assets growing at a compound annual growth rate of 47.0% for the five years ended December 31, 2006 and with premiums increasing at a compound annual growth rate of 36.4% compared to 12.1% for the Peruvian insurance industry as a whole. The annuity segment is expected to continue to grow in coming years due to both an expected increase in the number of members of the Peruvian private pension system retiring and those retirees having higher average pension account balances.

The table below presents the number of members in the Peruvian private pension system as of March 31, 2007.

As of March 31, 2007	
Age (years)	Number of Members (In thousands)
Less than 25	591
26-35	1,467
36-45	1,080
46-55	579
56-65	195
More than 65	28
Total	**3,939**

Source: SBS.

Interseguro intends to leverage its leading position in the annuity market, as well as Interbank's distribution capacity, to capitalize on growth opportunities in the life insurance industry at large. In addition, Interseguro intends to develop new products to increase insurance penetration in underserved segments.

As of March 31, 2007, Interseguro had shareholders' equity of S/. 163.6 million (approximately US$51.4 million). For the years ended December 31, 2006 and 2005, Interseguro's net income was S/. 43.3 million (approximately US$13.5 million) and S/. 31.2 million (approximately US$9.1 million), respectively, and its return on average shareholders' equity was 34.1% and 33.1%, respectively. For the three months ended March 31, 2007 and 2006, Interseguro's net income was S/. 30.4 million (approximately US$9.6 million) and S/. 8.4 million (approximately US$2.5 million), respectively. Interseguro's return on average shareholder's equity was 46.5% for the 12 months ended March 31, 2007.

History and Organization

Interseguro was formed in 1998 as a joint venture between IFH and Bankers Trust (at the time the controlling shareholder of Consorcio Nacional de Seguros S.A.A., the largest insurer in Chile) to benefit from the expansion of the insurance business in Peru. In connection with the sale of Bankers Trust to Deutsche Bank AG in 1999, Bankers Trust's interest in Interseguro was sold to a group of Chilean investors. In 2000, IFH acquired full control of Interseguro from these Chilean investors. In 2001, the IFC acquired a 15% equity interest in Interseguro. Prior to our corporate reorganization, IFC held 14.3% of Interseguro's total capital. Currently, Intergroup owns all of Interseguro's outstanding equity interests, other than one share held by IFH pursuant to Peruvian regulations. Although its growth has been mostly organic, Interseguro acquired in 2002 the life insurance portfolio of Popular y Porvenir S.A. for S/. 13.6 million (US$3.8 million) and Seguros de Vida Santander Central Hispano S.A. for S/. 32.4 million (US$9.1 million).

Interseguro's Business Lines

Interseguro has four main business lines: (1) annuities, (2) individual life insurance, (3) disability insurance and survivor benefits, and (4) retail insurance (including products co-marketed with banking products) and mandatory traffic accident insurance.

The following chart shows Interseguro's primary business lines.


Interseguro
Seguros de Vida y Jubilación
Annuities
Individual Life Insurance
Disability / Survivor Benefits
Retail / Mandatory Traffic Accident
Whole Life
Universal Life
Term Life
Endowment
Insured Savings
Group Life

The following table presents the premiums derived from each of Interseguro's four business lines.

Product	For the 12 Months Ended March 31, 2007		As of December 31,					
			2006	%	2005	%	2004	%
	(S/. in millions)	%	(S/. in millions)		(S/. in millions)		(S/. in millions)	
Annuities	167.3	62.6	205.6	67.4	196.0	68.1	168.3	67.5
Individual life*	34.9	13.1	32.9	10.8	29.4	10.2	20.3	8.1
Disability and survivor benefits	47.3	17.6	46.9	15.4	44.7	15.5	46.2	18.5
Retail insurance and mandatory traffic accident insurance	17.9	6.7	19.6	6.4	17.7	6.2	14.6	5.9
Total	267.5	100.0	304.9	100.0	287.7	100.0	249.3	100.0

* Includes group life insurance.

Annuities

Interseguro offers a variety of annuities in U.S. dollars and inflation-adjusted Nuevos Soles to provide customers with retirement income. An annuity is a type of insurance policy that, in exchange for an initial lump sum payment, provides regular monthly income for the life of a policyholder. Interseguro offers annuities with non-guaranteed periods, known as simple life annuities, and annuities with guaranteed periods. A simple life annuity provides regular income until the death of the policyholder, after which the annuity provides a percentage of the initial income to a spouse until the death of the spouse or to minors until they reach 18 years of age. An annuity with a guaranteed period provides regular income for the duration of the guaranteed period to the policyholder or, if the policyholder dies within the period, to a spouse or minors. If the policyholder does not die before the end of the period, the annuity continues to provide regular income until the death of the policyholder, after which the annuity provides a percentage of the initial income to a spouse until the death of the spouse or to minors until they reach 18 years of age. Purchasers of annuities have the option to start receiving payments immediately or on a deferred basis. Annuities represented 62.6% of total premiums sold for the 12 months ended March 31, 2007 and 67.4% in the year ended 2006.

Interseguro sells all of its annuities as retirement instruments under the *Sistema Privado de Pensiones*, the Peruvian private pension system. In Peru, retirees may choose to have their retirement assets deposited in the public or the private pension system. Under the private pension system, a retiree has the option of converting the capital accumulated in a personal account maintained with an AFP into an annuity offered by a life insurance company, such as Interseguro. In conjunction with the annuity, Interseguro offers retirees additional benefits, such as discounts for a range of products and services, as well as complimentary health screenings, through its partnerships with various institutions.

Interseguro is the only Peruvian insurance company to obtain the ISO 9001 certification for its annuity products, as a result of the quality of its services and its commitment to further improving its services.

Individual Life Insurance

Interseguro offers a variety of individual life insurance products providing a wide range of coverage for the length of a policyholder's life. Individual life insurance premiums represented 10.8% of total premiums sold by Interseguro in 2006 and 13.1% of total premiums sold for the 12 months ended March 31, 2007. Interseguro's individual life insurance products consist of whole life insurance, universal life insurance, term life insurance, endowment insurance, insured savings and group life insurance, representing approximately 57.9%, 3.7%, 13.3%, 1.1% and 23.4%, and 0.7% respectively, of total individual life insurance premiums sold by Interseguro in the 12 months ended March 31, 2007.

Whole life insurance. Whole life insurance provides life insurance coverage for the whole life of an individual, provided premiums are paid on a scheduled basis. Upon the death of the policyholder, the policy pays a death benefit to the beneficiaries. Whole life policies also have a savings component, as they build cash value over time, and thus can be used for capital accumulation.

Universal life insurance. Universal life insurance provides life insurance coverage with a flexible-premium, adjustable benefit policy that builds cash value. The cash value can be invested in a wide range of separate accounts, similar to mutual funds. Universal life insurance is also considered to be a type of whole life insurance, since a death benefit is paid to beneficiaries if the insured dies any time up until the endowment age.

Term life insurance. Term life insurance provides life insurance coverage for a specific period of time that expires without cash value if the policyholder is alive at the end of the period. If the policyholder dies within the specified period, the policy pays a death benefit to the beneficiaries.

Endowment insurance. Endowment insurance provides life insurance coverage for a specific period of time, as well as a payout if the policyholder is alive at the end of the period. If the policyholder dies within the specified period, the policy pays a death benefit to the beneficiaries.

Insured savings. Insured savings provide life insurance coverage for a short period of time, as well as a payout at the end of the period. As the premium is paid at the start in a lump sum and the amount paid out at the end is the equivalent of the paid sum plus a return, insured savings are in effect an investment instrument.

Group life insurance. Group life insurance provides insurance coverage for a group of people with common characteristics, such as members of an association, employees of the same company, or affiliated professionals.

Disability Insurance and Survivor Benefits

Interseguro offers disability insurance and survivor benefits. Disability insurance and survivor benefits are mandatory for all clients of AFPs and are contracted by each AFP as a group policy. During the past three years, Interseguro has won the bid to provide disability insurance and survival benefits to affiliates of Profuturo AFP, a contract that represented, as of March 31, 2007, an 18.2% share of this insurance line of business in the market. In October 2006, the contract with Profuturo AFP was renewed for a 14-month period. Until 2004, pensions related to disability insurance and survivor benefits were paid directly by the contracted insurance company. Under the current system, the contracted insurance company pays an initial lump sum to the beneficiaries. With this amount, the beneficiary purchases an annuity from an insurance company of the beneficiary's choice.

Retail Insurance and Mandatory Traffic Accident Insurance

Since 2002, Interseguro has offered *Seguro Obligatorio contra Accidentes de Tránsito* (mandatory traffic accident insurance). Mandatory traffic accident insurance covers medical and funeral expenses and death and disability of passengers and third parties and excludes any damage to the vehicle. Under Peruvian law, these benefits are capped depending on the type of claim (the highest of which is related to medical expenses and is capped at approximately S/. 17,000 or US$5,000). During the 12 months ended March 31, 2007, Interseguro had sold S/. 15.4 million (approximately US$4.9 million) in mandatory traffic accident insurance policies, as compared to S/. 17.3 million (approximately US$5.4 million) in 2006. In addition, its market share was 8.0% in terms of premiums sold in the 12 months ended March 31, 2007. Interseguro ranked third in terms of mandatory traffic accident insurance sales in the 12 months ended March 31, 2007.

In 2003, Interseguro began offering other insurance products through Interbank's distribution network. The first product was accident insurance that covers accidental death and burial expenses. Since 2003, premiums have increased approximately six fold from US$97,000 (approximately S/. 335,000), as of December 31, 2003, to US$571,000 (approximately S/. 1.8 million), as of March 31, 2007. In 2006, Interseguro launched its *Seguros Vea* brand to target Supermercados Peruanos' clients. The accidental death insurance pays its claims through Plaza Vea supermarket vouchers, thus covering food costs of the beneficiaries.

Distribution Network

Sales Force

Interseguro markets its annuities and individual life insurance products through its own sales force, which is focused on offering customers a choice of products in combination with promotions, benefits and complimentary services, in Lima and the provinces. In the annuity segment, Interseguro employed 32 agents in Lima and 20 outside Lima as of March 31, 2007.

Each sales person receives continuous training and two external sales and marketing courses per year. Subjects include marketing techniques and time management. We believe that Interseguro is the only insurance company in Peru that trains its annuity sales force to specialize in sales to different types of customers: those interested in annuities under the early retirement program, those interested in annuities from survivor and disability insurance and those interested in other types of annuities. As a result, Interseguro's sales force is trained for the specific needs that a customer may have.

In the life insurance segment, Interseguro employed 97 agents in Lima and 14 outside of Lima as of March 31, 2007. In addition, Interseguro employs maintenance agents with the aim of servicing existing life insurance accounts. In this business, constant training in marketing techniques and in determining the needs of customers is key. Interseguro has a specialized team focused on setting a training curriculum for each sales person in the first three years with the company as well as in assigning a mentor to each new recruit.

In the mandatory traffic accident insurance and casualty business lines, Interseguro employed 22 sales representatives in Lima, seven agents outside of Lima and 24 brokers nationwide as of March 31, 2007.

Synergies with Interbank and Affiliates

Interseguro directs its marketing efforts, such as mass advertising, direct marketing and special promotions, toward the existing customer base of Interbank and Plaza Vea, the supermarket chain of Supermercados Peruanos. In addition, Interseguro markets its products through Interbank and Plaza Vea's distribution network. Today, Interseguro's customers are able to obtain information about insurance policies, as well as purchase certain insurance policies, at Interbank's financial stores, as well as in the Plaza Vea stores. Currently, Interseguro has no physical branches of its own.

Investments and Investment Management

Investment Portfolio

Interseguro has a conservative approach towards the investment of its portfolio with an emphasis on fixed-income investments denominated in Nuevo Soles and U.S. dollars. Approximately 18.2% of Interseguro's obligations were denominated in Nuevo Soles and the remainder in U.S. dollars as of March 31, 2007. Interseguro matches its obligations denominated in Nuevos Soles and U.S. dollars to securities in Nuevos Soles and U.S. dollars, respectively. Interseguro also matches its obligations to assets maturing in the same period. As of March 31, 2007, 83.3% of annuities denominated in Nuevos Soles and 98.6% of annuities denominated in U.S. dollars were matched by assets maturing in the same period. Similarly, Interseguro matches its inflation adjusted annuities to inflation adjusted securities, and its fixed rate obligations to fixed rate securities. The following chart presents a breakdown of Interseguro's investment portfolio as of March 31, 2007 and December 31, 2006 and 2005.

Interseguro Investments

Investments by Type

	Book Value						Market Value	
	As of March 31, 2007		As of December 31, 2006		As of December 31, 2005		As of March 31, 2007	
	Amount (S/. in millions)	%	Amount (S/. in millions)	%	Amount (S/. in millions)	%	Amount (S/. in millions)	%
Cash	—	—	2.8	0.2	7.1	0.6	—	—
Bank CDs	12.7	0.9	14.1	1.0	29.6	2.4	12.7	0.8
Corporate Bonds	419.0	28.5	404.9	28.4	428.9	34.3	423.1	27.5
Peruvian Sovereign Bonds	283.1	19.2	319.7	22.4	296.4	23.7	342.2	22.2
Foreign Sovereign Bonds	117.5	8.0	146.5	10.3	196.2	15.7	122.5	8.0
Funds	34.9	2.4	37.5	2.6	23.4	1.9	34.9	2.3
Real Estate(1)	100.8	6.8	87.5	6.1	83.8	6.7	100.8	6.5
Equity	231.7	15.7	153.3	10.8	75.8	6.1	231.7	15.0
Non-Eligible Investments	40.9	2.8	47.7	3.3	75.0	6.0	40.9	2.7
Other Investments	231.5	15.7	210.4	14.8	34.8	2.8	231.5	15.0
Total	**1,472.0**	**100.0**	**1,424.3**	**100.0**	**1,250.9**	**100.0**	**1,540.4**	**100.0**

(1) Investments in real estate projects considered eligible by the SBS.

Investments by Currency

Portfolio	As of March 31, 2007 (In millions)	%	As of December 31, 2006 (In millions)	%	As of December 31, 2005 (In millions)	%
Nuevos Soles	460.0	31.3	442.5	31.1	310.9	24.9
US Dollars	1,012.0	68.8	981.8	68.9	939.9	75.1
Total	**1,472.0**	**100.0**	**1,424.3**	**100.0**	**1,250.9**	**100.0**

Investments by Rating/Classification

	As of March 31, 2007 (S/. in millions)	As of December 31, 2006 (S/. in millions)	2005 (S/. in millions)
Local Rating			
AAA	274.0	310.9	332.6
AA	47.0	4.0	116.5
A	—	—	16.4
NR	356.9	345.5	230.2
Foreign Rating			
AAA	15.9	15.0	78.6
AA	160.8	159.6	—
BBB	206.7	224.7	291.6
BB	337.8	301.2	149.7
NR	72.8	63.3	35.3
Total	**1,472.0**	**1,424.3**	**1,250.9**

Investments by Maturity

Maturity	As of March 31, 2007 (S/. in millions)	As of December 31, 2006 (S/. in millions)	2005 (S/. in millions)
0-5 years	117.1	151.3	362.8
6-10 years	90.1	114.0	136.0
11-20 years	242.4	462.8	257.3
21- years	482.2	350.4	261.4
No maturity*	540.0	345.7	233.4
Total	**1,472.0**	**1,424.3**	**1,250.9**

* Real estate and equity investments.

As of March 31, 2007, the book value of Interseguro's investments amounted to S/. 1.5 billion (approximately US$462.5 million), of which S/. 832.2 million (approximately US$261.5 million), S/. 231.7 million (approximately US$72.8 million), S/. 34.9 million (approximately US$11.0 million) and S/. 231.5 million (approximately US$72.7 million) were fixed income securities, equity securities, mutual fund investments and other investments approved by the SBS, respectively. In addition, as of that date the book value of its investments in real estate projects considered eligible by the SBS was S/. 100.8 million (approximately US$31.7 million). Non-eligible investments amounted S/. 40.9 million (approximately US$12.8 million), of which S/. 37.5 million (approximately US$11.8 million), and S/. 3.4 million (approximately US$1.1 million) were mutual fund and real estate investments, respectively. Since 2002, Interseguro's portfolio has continuously performed above average, as compared to the life insurance industry. During the 12 months ended March 31, 2007, Interseguro's portfolio had a 9.0% return, one of the highest in the Peruvian life insurance industry, as compared to the 8.9% average for the Peruvian life insurance companies.

Interseguro invests in securities that provide steady and predictable cash flows to cover its long-term actuarial obligations. Interseguro invests its surplus funds in securities and real estate projects that are less liquid and that have less predictable cash flows, but that have the potential to yield higher returns.

As the Peruvian market does not offer many long-term investment instruments, Interseguro has sought to increase its investments outside of Peru and to explore alternative investments in the local market, such as real estate projects. In order to extend the duration of its investments and to diversify its portfolio, Interseguro was one of the first Peruvian insurance companies to invest in sovereign bonds.

In 2005, Interseguro built Real Plaza Chiclayo, a shopping mall in a city located 700 kilometers north of Lima. Real Plaza is managed by Real Plaza S.A., a wholly owned subsidiary of Interseguro. The mall includes a department store, a cinema multiplex, a food court and over 6,000 square meters of leasable space, 90% of which is currently leased. Other real estate projects include the Primavera Park Plaza, an US$8.9 million commercial development in Lima, and the Alameda Colonial, a US$4.5 million residential development in Lima. Primavera Park Plaza is managed by Urbi Propiedades S.A., or Urbi, the real estate arm of IFH. The Alameda Colonial is a housing project for low-income families that are eligible to receive financing under the Mivivienda program and is a joint venture among Interbank, Interseguro and Urbi.

Investment Policy

Regulations applicable to insurance companies established by the SBS define which types of investments are considered to be appropriate for the coverage of reserves and set minimum diversification requirements for their investment portfolios.

Interseguro invests the amount of money collected in insurance premium yet to be paid out in claims (float), based on a policy of capital growth, capital conservation and adequate diversification by continuously seeking new investment opportunities. To meet these objectives, Interseguro implements an annual investment plan, which sets specific targets for each type of investment. In addition, Interseguro has an investment committee that reviews the current portfolio and approves new issuers and projects. The investment committee is composed of three members of its board of directors, two members of the management team and two external members. The risk management unit, or RMU, ensures that the investment plan is being followed.

Reinsurance

In the normal course of its business, Interseguro reinsures a portion of the risks that it underwrites to control its exposure to losses, stabilize earnings and protect surplus. Interseguro works closely with four international reinsurance companies: SCOR VIE, Hannover Ruckversicherung AG, Scottish RE and QBE. Premiums ceded to reinsurers represented 1.9% of the premiums written during the 12 months ended March 31, 2007.

Competition

The Peruvian insurance market is highly concentrated and very competitive, particularly in the annuity and life insurance segments. The Peruvian insurance market has undergone consolidation in recent years with mergers and acquisitions of insurance entities, and as of March 31, 2007, four companies held an 86.3% market share of premiums in the life insurance sector and two insurance companies held a 74.6% market share of premiums in the non-life insurance sector. From 1991 through March 31, 2007, the number of insurance companies in the market fell from 21 to 13. Interseguro's principal competitors are Invita Seguros de Vida, Rímac Compañía de Seguros y Reaseguros, El Pacífico Vida Compañía de Seguros y Reaseguros and Mapfre Peru Vida Compañía de Seguros, some of which are larger insurance companies that offer a wider range of products. In addition, although Peruvian regulations prohibit the sale of annuities by brokers, Interseguro's larger competitors have better access to independent brokers who sell other insurance products to customers. Interseguro may also face competition from non-traditional insurance providers, including the private pension funds, which could be allowed to offer annuities in the future.

The following table presents the market share of the five largest insurance companies in Peru on the basis of assets as of March 31, 2007 and premiums sold for the 12 months ended March 31, 2007.

Company	Life	Non-life	Return on Equity for the 12 Months Ended March 31, 2007	Total Assets as of March 31, 2007		Total Premiums for the 12 Months Ended March 31, 2007(1)	
			%	(S/. in million)	%	(S/. in million)	%
Rímac Seguros	√	√	25.1	2,492.7	24.6	648.6	30.5
Pacífico Vida	√	√*	32.3	1,890.4	18.7	378.5	17.8
Invita Seguros de Vida	√	—	27.6	1,668.4	16.5	290.0	13.6
Interseguro	√	—	46.5	1,526.2	15.1	267.4	12.6
Mapfre Peru Vida	√	√*	13.1	386.1	3.8	113.2	5.3

* Through sister company.

(1) Includes life, retail and mandatory traffic insurance.

Pacífico Vida and Rímac Seguros, the largest insurance companies in Peru, are the market leaders in most segments in the insurance industry and have better access than Interseguro to independent brokers who sell insurance products to customers. In contrast, Interseguro has focused on products that are sold either through sales persons or through mass distribution channels. Specifically, Interseguro has focused on the fastest growing and largest segment in the Peruvian life insurance industry, making it the leader in the annuity segment.

The following table presents the market share in the annuity market of the five largest insurance companies in Peru.

Annuity Premiums

	12 Months Ended March 31, 2007		From December 31, 1998 to March 31, 2007	
	(S/. in million)	%	(S/. in million)	%
Interseguro	167.3	26.2	1,016.9	28.4
Invita Seguros de Vida	160.2	25.1	752.3	20.8
Rímac Seguros	148.7	23.3	660.1	18.2
Pacífico Vida	113.1	17.7	864.5	24.3
Mapfre Peru Vida	27.9	4.4	174.2	4.9

Interseguro may face competition in the annuity segment from non-traditional insurance providers, including the private pension funds, which could be allowed to offer annuities in the future, although the necessary law changes are not currently under discussion.

Employees

As of March 31, 2007, Interseguro had a total of 285 employees, which included officers and administrative staff, as well as sales agents and representatives. Interseguro's employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

We believe that Interseguro's employees are one of its most important assets. Interseguro actively encourages employees to develop their careers within the company. Interseguro aims to attract the best talent by providing employees with better benefits than those required by the labor laws, including two-day paternity leave, school allowance, paid leave due to death of a family member and life insurance coverage after the third month of employment.

Legal Proceedings

We are not involved in any legal or arbitration proceedings, which may have, or which have had, a material effect on our financial position.

Interbank is involved in a number of legal proceedings in the ordinary course of its retail and commercial banking business. Interbank is also a party to a number of legal proceedings related to labor disputes with former employees, none of which are likely to have a material adverse effect on Interbank or its operations.

Interseguro is routinely involved in legal or arbitration proceedings with respect to liabilities that are the subject of policy claims. These liabilities are taken into account in setting Interseguro's technical reserves.

Anti-Money Laundering Policies

Peru has long-standing laws criminalizing money laundering activities. These laws were further strengthened in 1996 with the adoption of the Peruvian Banking Law, which incorporated the guidelines of the Organization of American States directly into Peruvian law. Furthermore, Law 28306 revised functions assigned to the Financial Intelligence Unit, a public entity responsible for directing anti-money laundering actions, while monitoring information furnished by public and private companies. The Financial Intelligence Unit has the authority to request detailed reports of fund transfers and the identity of depositors. According to recently enacted Law 28306 and SBS regulations, financial institutions must adopt internal mechanisms, appoint a full-time compliance officer reporting directly to the board of directors and conduct special personnel training programs and procedures, to detect and report unusual or questionable transactions as defined therein.

Interbank and Interseguro have programs in place to comply with the "know your customer" regulations in Peru. In addition to complying with the provisions of Peruvian law described elsewhere in this offering memorandum, Interbank and Interseguro have had internal "know your customer" policies since 2000. Both Interbank and Interseguro have a compliance officer and are audited by an external independent auditor.

Material Contracts

Set forth below is a description of contracts that our management believes are material to Intergroup.

Interbank

Loan Facility Agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslande N.V.

On June 28, 2002, Interbank and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslande N.V., or FMO, entered into a loan agreement. Pursuant to the loan agreement, FMO extended a US$15 million loan to Interbank. The proceeds from the loan facility were used to increase Interbank's supplementary capital in order to comply with the capital requirements of the SBS. The loan facility was disbursed in two branches of US$10 million and US$5 million, each, on September 24, 2002 and February 21, 2003, respectively. According to Section 6.1 of the loan agreement, the borrower shall repay the loan in full on June 28, 2012. Pursuant to SBS regulations, the proceeds from the loan facility can only be recorded as supplementary capital until June 28, 2007, or five years prior to the maturity of the loan. The principal amount under any subordinated loan maturing in less than five years cannot be recorded as supplementary capital.

Global Resource Channeling Contract with COFIDE

On June 10, 1994, Interbank entered into a Global Resource Channeling Contract with COFIDE. The agreement formalizes Interbank's role as financial intermediary to grant loans with funds provided to Interbank by COFIDE. The agreement allows Interbank to lend the funds received from COFIDE to its clients in accordance with the limits and for the purposes established by COFIDE from time to time. As of March 31, 2007, the total amount outstanding under the facility was S/. 244.0 million. Pursuant to the contract, Interbank assigned in favor of COFIDE all of its rights in the loans extended using COFIDE's funds up to the amount equal to the principal amount of COFIDE's grant.

Independent Operator Agreement with American Express Ltd.

On December 12, 1996, American Express Ltd., or AMEX, entered into an Independent Operator Agreement with Interbank, as amended on March 15, 2000 and as renewed on February 14, 2006. The agreement authorizes Interbank to (1) issue the personal (green) American Express Card, the American Express Gold Card and an American Express Card with a revolving credit feature to certain consumer segments; (2) enter into contracts with persons in Peru wherein such persons agree to become local service establishments; and (3) otherwise engage in the card service in Peru. In exchange for the grants of authority, services and other arrangements provided by AMEX under the Independent Operator Agreement, as it has been modified by the Renewal Agreement, Interbank shall pay AMEX commission fees, licensing fees and royalties calculated by applying a percentage to billings, charges at local service establishments, etc. Pursuant to the Renewal Agreement, the Independent Operator Agreement was renewed and modified, remaining in effect until December 31, 2010.

Agreement with Lima Airport Partners

On February 25, 2005, Interbank entered into an agreement with Lima Airport Partners, the contractor responsible for the construction and operation of the Aeropuerto Internacional Jorge Chávez, the international airport in Lima, for the installation and operation of ATMs, as well as a financial store, in the airport and the development of financial products and services for the airport. The term of the agreement is five years, during which Interbank will enjoy an exclusive right to issue any private credit cards developed for the airport, to sell insurance policies at the airport, to offer payroll direct deposit for airport employees and to manage the collection of the local airport tax.

This agreement was amended on June 11, 2005, and the parties agreed to automatically extend the term of the agreement for a period equal to the time required by Lima Airport Partners to vacate an illegal tenant from the airport premises. The term of the extension is unlimited as it depends on when Lima Airport Partners vacates the illegal tenant from the airport premises.

Agreement with Visa International and Master Card International

Interbank entered into Credit Card Agreements with Visa International and MasterCard International with an indefinite term. Pursuant to the agreements Interbank is authorized to issue Visa and Master Card credit cards, respectively.

Interseguro

Lease Agreement with Teleatento del Perú S.A.C.

On December 7, 2006, Interseguro entered into a lease agreement with Teleatento del Perú S.A.C., or Teleatento, pursuant to which Interseguro leased to Teleatento 38,534.02 square meters of one of its properties in Lima. The lease agreement has a term of ten years commencing three months from the date of the execution of the agreement, with a renewal option so long as the parties agree to its terms no later than thirty days prior to the end of the term. The monthly rent for the agreement is US$57,750 plus sales tax for the first four years and US$91,421.4 from the fifth year on. In both cases, monthly rent will be adjusted annually for the rate of inflation in the United States.

Joint Venture Agreements with Inversiones Surco S.A.

On March 24, 2006, Interseguro entered into a joint venture agreement with Inversiones Surco S.A. for the joint development of a shopping center in Lima, part of which is leased to Teleatento as described above. Pursuant to the joint venture agreement, Interseguro and Inversiones Surco S.A. will receive 60% and 40%, respectively, of revenues from the development of the shopping center once Interseguro recovers the amount it spent to purchase the property. Revenue to be shared includes the rent collected from the property and profit from an eventual sale of the property.

Contract for the Management of Disability Insurance and Survival Benefits with Profuturo AFP

Pursuant to a contract between Profuturo AFP and Interseguro, Profuturo AFP granted to Interseguro the management of disability insurance and survival benefits of its current and future employees who are affiliates of Profuturo AFP. Under the contract, Interseguro agreed to provide disability insurance and survival benefits to all affiliates of Profuturo. The contract, effective as of November 1, 2006, has a term ending on December 31, 2007.

REGULATION AND SUPERVISION

The Peruvian Financial System

Our activities are conducted through Interbank and Interseguro, our banking and insurance subsidiaries, respectively, operating in Peru. A summary of the Peruvian financial and insurance regulatory framework is set forth below.

General Overview of the Peruvian Financial and Insurance Regulatory Framework

The regulatory framework for the operation of the Peruvian financial and insurance sector is set forth in Law 26702, or the Peruvian Banking and Insurance Law, which was enacted in December 1996. Law 26702 regulates Peruvian financial and insurance companies. The Banking and Insurance Law provides for tighter loan loss reserve standards, modernizes asset risk by setting it in line with the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices of International Settlements, or the Basel Accord, broadens supervision of financial institutions by the SBS to include holding companies and includes specific treatment for a series of recently developed products in the capital markets and financial derivatives areas.

Peruvian banks, financial institutions and insurance companies are mainly regulated and supervised by the following administrative institutions.

The SBS

The SBS is the regulatory authority charged with the implementation and enforcement of the norms contained in Law 26702 and, more generally, with the supervision and regulation of all financial and insurance companies in Peru and, since July 2005, also the private pension funds.

Its objectives include: (i) protecting the public interest; (ii) ensuring the financial stability of the institutions over which it has authority; and (iii) punishing violators of its regulations.

Its responsibilities include: (i) reviewing and approving, with assistance of the Central Bank, the establishment and organization of subsidiaries of the institutions it regulates; (ii) overseeing mergers, dissolutions and reorganization of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as Intergroup and IFH); (iv) reviewing the by-laws and amendments thereto of these companies; (v) setting forth criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; and (vi) controlling the *Central de Riesgos* (Bank Risk Assessment Center), to which all banks are legally required to provide information regarding all business and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers' overall exposure to Peru's financial system).

Implementation and enforcement of the Peruvian Banking and Insurance Law is carried out through periodic resolutions issued by the SBS. In the case of banks and other financial institutions, the Peruvian Banking and Insurance Law provides for a tighter loan loss reserve standard, adapts asset risk weighing to the Basel Committee on Banking Supervision guidelines and broadens supervision of financial institutions by the SBS to include holding companies. In the case of insurance companies, SBS supervision focuses primarily on compliance with solvency requirements and regulatory capital, reserves, limits to indebtedness and investment requirements.

For the foregoing purpose, the SBS requires banks, financial and insurance companies to report, on a continuous basis, all relevant information necessary for off-site evaluation of its financial performance. The relevant information for off-site evaluation includes audited financial statements on a consolidated basis, board of directors' reports, auditor's reports and any other reports which reflect the operation of a bank's business. Under current practice, such reporting is required on a daily, weekly, monthly, quarterly and semiannual basis, depending on the nature of the reported information. The SBS is also responsible for conducting an annual on-site examination, as well as implementing the provisions of the Peruvian Banking and Insurance Law and other related legislation.

The SBS has the power to impose administrative sanctions on financial and insurance institutions and their directors and employees as a result of any violation of the Peruvian financial and insurance system rules. Sanctions vary from monetary fines to license cancellation. The SBS may also sanction directors and other officers of financial institutions for breach of regulations under the supervision of the SBS.

The Central Bank

Banks and other financial entities are also regulated in certain aspects by the Peruvian Central Bank. The Central Bank is mainly responsible for setting Peru's monetary policy and, among other functions, manages Peruvian international reserves and gathers and publishes data on its finances. The Central Bank is also the sole issuer of Peruvian currency.

CONASEV

The CONASEV is the Peruvian securities market regulatory authority, attached to the MEF. The main purpose of CONASEV is promoting, overseeing and regulating the securities market, supervising and controlling all individuals and entities that intervene in such market, controlling compliance with the provisions of the Peruvian Securities Market Law and its regulations and sanctioning the breach thereof.

Banking Supervision and Regulation

Capital Adequacy Requirements — Basel I and Basel II

Under article 199 of the Peruvian Banking and Insurance Law, the total amount of credit risk-adjusted assets shall not exceed 11 times the amount of a bank's regulatory credit risk capital (regulatory capital shall not be lower than 9.09% of its total credit risk-adjusted assets). Likewise, the total amount of market risk-adjusted assets shall not exceed 11 times the amount of a bank's market risk capital. According to article 214 of the Peruvian Banking and Insurance Law, a bank's market risk capital shall not exceed 20% of its total regulatory capital (*patrimonio efectivo*).

In March 1999, the SBS issued regulations requiring the segregation of regulatory capital to cover foreign exchange risk exposure and, starting in June 30, 2000, to cover risk related to investments in equity securities.

According to Articles 184 and 185 of the Peruvian Banking and Insurance Law, regulatory capital includes paid-in capital, legal reserves, undistributed profits, subordinated debt up to 50% of shareholders' equity (authorized by the SBS), and loan loss reserves for up to a maximum of 1% of the outstanding loan portfolio classified as "performing." Likewise, regulatory capital excludes any permanent investments in equity or subordinated debt securities issued by other banks or insurance companies established in Peru, any investment in affiliate companies (including holding companies and subsidiaries), accumulated losses of the last and current annual period, any deficit in loan loss reserves and goodwill.

According to Article 188 of the Peruvian Banking and Insurance Law, bank assets are classified in five different categories for their intrinsic credit risk. Values in each category are then adjusted with the correspondent credit risk ratio (0%, 10%, 20%, 50% and 100%).

Banks are required to prepare and submit to the SBS, within the first 15 days of each month, a report analyzing the bank's assets for the previous month and the total amount of the bank's regulatory capital. Foreign currency-denominated assets are valued in Nuevos Soles at an average exchange rate published by the SBS in effect as of the date of such report.

In April 2003, the SBS established the Basel II Special Committee. This working group, which is comprised of several members of the SBS, is focused on the following tasks:

- Creating a new credit reporting center;

- Designing new supervision and reporting procedures;
- Evaluating the impact of Basel II in the Peruvian financial system; and
- Identifying and preparing all necessary changes in the legal framework.

Legal Reserve Requirements

Pursuant to Article 67 of Law 26702, all banks must create a legal reserve. Each year a bank must allocate 10% of its net income to its legal reserve until its legal reserve is equal to 35% of its paid-in capital. Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above.

Lending Limits

Under Article 206 of the Peruvian Banking and Insurance Law, the total amount of direct and indirect credits and financings granted in favor of a person shall not exceed 10% of the bank's regulatory capital. A person is defined for the purposes therein as a person or group of persons or entities representing a common or single risk. The SBS has issued special regulations establishing the guidelines that must be followed by banks when determining legal reserves for legal proceedings for past due loans and foreclosures.

For purposes of Peruvian Banking and Insurance Law, a single borrower includes an individual or an economic group. An economic group constituting a single or common risk, according to Peruvian Banking and Insurance Law, includes a person, such person's close relatives and companies in which such person or close relatives have significant share ownership or decision-making capability. According to current regulations, shareholders who own or control directly or indirectly at least one-tenth of a company's shares are considered significant shareholders. Significant decision-making capability is deemed to be present when, among other, a person or group can exercise material and continuous influence upon the decisions of a company, when a person or company holds seats on the board of directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficial recipient of credit facilities granted to another company.

The 10% limit indicated above may be raised to 15%, 20% and 30%, depending on the type of collateral securing the excess over each limit. For instance, the limit can be extended to 15% when the excess is secured by a mortgage; it may be extended to 20% when the excess is collateralized with securities listed in the Selective Index of the BVL (ISBVL); it may be extended to 30% as well when the excess is secured with deposits that are maintained and pledged with the bank.

Other special lending limits have been considered, such as lending to related parties or affiliates (30% of regulatory capital), to local banks (30%), and to foreign banks (from 5% for non-regulated banks to 30% for first category international banks, which may also be raised to 50% when backed by letters of credit). There are other limits that require banks to diversify their portfolio through different types of assets, benefiting liquid and low risk assets.

Lending to Related Parties

The Peruvian Banking and Insurance Law regulates and limits transactions with related parties and affiliates of financial institutions. In 1997, the SBS and CONASEV enacted regulations containing definitions of indirect ownership, related parties and economic groups, which serve as the basis for determining limits on transactions with related parties and affiliates. These regulations also provide the basis for the subsequent development of specific supervision standards of financial institutions and conglomerates formed by financial institutions.

Additionally, pursuant to Article 202 of the Peruvian Banking and Insurance Law, the aggregate amount of loans to related party borrowers may not exceed 30% (previously 75%) of a bank's regulatory capital. For purposes of this test, related party borrowers include any person or an affiliate of that person, holding, directly or indirectly, 4% or more of a bank's capital stock, directors, certain of the bank's principal executive officers or other persons in more junior positions affiliated with the bank's management. All loans to related parties must be made on an arm's-length basis with terms no more favorable than the best terms that Interbank would offer to the public.

Also, under Article 201 of the Peruvian Banking and Insurance Law the total amount of loans extended to directors, officers, employees or close relatives of any such persons may not exceed 7% of a bank's aggregate paid-in capital. All loans made to any single related party borrower may not exceed 0.35% of a bank's paid-in capital (i.e., 5% of the overall 7% limit). In addition, Law 26702 generally provides that banks and insurance companies may not extend credit to or guarantee the obligations of employees or members of the board of directors, except for home mortgage loans to employees and directors.

Loan Loss Reserves

Procedures relating to loan loss reserves for past due loans are set out in regulations issued by the SBS. Pursuant to Regulation SBS No. 808-2003, banks are required to classify commercial debtors in one of the following categories:

I. Performing (*Normal*): Strong financial condition. All loans are fully collectible or expected to be paid in full in a timely manner.

II. Potential Problem (*Problema Potencial*): Deterioration in the financial condition or in cash flow is evidenced. Nevertheless, it is expected that loans will be repaid in full. Also classified in this group are debtors with payment delays that are not more than 60 (sixty) days.

III. Deficient (*Deficiente*): Weak financial condition. Cash flow is insufficient to cover debt service. Payment delays exceed 60 (sixty) days but are not more than 120 (one hundred twenty) days.

IV. Doubtful (*Dudoso*): Financial condition is critical. Cash flow is insufficient to repay interest. Payment delays exceed 120 (one hundred twenty) days but are not more than 365 (three hundred sixty-five) days.

V. Loss (*Pérdida*): Cash flow is insufficient to cover operating costs. Debtor is insolvent. In default for a period greater than three hundred sixty-five (365) days.

The SBS also requires Peruvian banks to maintain a "generic" loan reserve calculated at 1% of their total direct and indirect credit portfolio classifiable under category I above. Additionally, special reserves of 5%, 25%, 60% and 100% over the outstanding debt of debtors classified under categories II, III, IV and V described above shall be maintained at all times. These percentages may vary for certain special types of loans.

Banks must report loan classifications to the SBS on a monthly basis. The lowest classification assigned to a single person by any bank affects classification and reserve requirements for all other banks, which means that all banks are bound by the lowest classification that is assigned to any given debtor by any bank within the Peruvian banking system.

Country Risk Reserve Requirements

SBS Resolution No. 505, enacted in June 2002, requires the funding of reserves to cover exposure to country risk, which is defined to include sovereign risk, transfer risk and expropriation or nationalization risk, all of which may affect operations with companies or individuals in foreign countries. The SBS has also established guidelines indicating the procedures and responsibilities necessary for coping with country risk.

Reserve Requirements from Central Bank

Under the Peruvian Banking and Insurance Law, banks and finance companies are required to maintain a legal reserve (*encaje*) for certain obligations. The Central Bank may require additional marginal reserves. The exact level and method of calculation of these reserve requirements is set by the Central Bank, which has issued different sets of regulation for foreign- and local currency-denominated obligations of banks. The following liabilities are subject to the reserve requirement: demand and time deposits, savings accounts, securities, certain bonds, and funds administered by the bank. In April 2004, the Central Bank began requiring reserves on amounts due to foreign banks and other foreign financial institutions, which were not previously considered obligations. The regulation excludes funding from other central banks, governments or multilateral lending agencies.

Since August 2000, the legal reserve has been 6% (formerly 7%) for the obligations described above. The reserve may be kept in cash by the corresponding bank or finance company, with a minimum of 1% held in deposits in current accounts in the Central Bank. Additional reserves for obligations in foreign currency are determined in two steps. First, foreign currency obligations exceeding the base amount, set as the average daily balance during September 2004, are subject to a 30% reserve requirement (it was 45% during 1997). Second, the obligations equal to or less than the base amount average balance are subject to a reserve requirement "average rate" of approximately 33% since August 2000. This average rate was approximately 43% during 1997, decreasing 4.5 percentage points in the last months of 1998, and again by 3 percentage points in August 2000. The legal reserve (6%) and the additional reserve must be calculated in Nuevos Soles for obligations in local currency and in U.S. dollars for obligations in foreign currency. The Central Bank oversees compliance with the reserve requirements.

The Central Bank also establishes the interest rate payable on the reserves that exceed the legal 6% requirement, which are mainly maintained in foreign currency deposits. The Central Bank periodically reduced the applicable interest rate during 2004, from U.S.-dollar 3-month LIBOR less 0.125%, to LIBOR less 0.25%, and to LIBOR less 0.75%. The applicable interest rate was fixed at 2.25% in June 2005 and was raised to 3.25% as of May 2007. The applicable interest rate is expected to be periodically revised by the Central Bank in accordance with monetary policy objectives.

In the past few years, the Central Bank has on numerous occasions changed the deposit reserve requirements applicable to Peruvian commercial banks and the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Bank.

Market Risk

Regulations for the supervision of market risks, enacted in May 1998, require banks to establish internal policies and procedures to monitor these risks, as well as market risk exposure limits. Regulations define market risk as the probability of loss derived from exposure to various classes of commodities, securities, foreign exchange, derivative operations or commercial assets that banks may hold in their portfolio, which may, or may not, be accounted for in their balance sheets.

Operational Risk

SBS Resolution No. 006, enacted in January 2002, approved guidelines for the management of operational risk. Resolution No. 006 defines operational risk as the possibility of suffering financial losses from deficiencies in internal procedures, information technology or personnel, or the occurrence of adverse external events. The Resolution also establishes responsibilities for developing policies and procedures to identify, measure, control and report such risks. Banks are required to adequately manage risks involved in their operations and services in order to minimize possible financial losses due to inadequate or non-existent policies or procedures.

Deposit Insurance Fund

Bank deposits are protected by the *Fondo de Seguros de Depósito* (Deposit Insurance Fund), or DIF, against bank failure. Specifically, savings deposit by natural persons, savings deposit accounts maintained by non-profit entities and checking accounts are covered in full up to the equivalent of approximately US$20,000, at the current level of coverage and exchange rate levels per person and per bank.

The DIF was established in 1991 and was organized as a private corporation in 1996. The DIF's governing body is led by a representative of the SBS. The additional members are appointed by the Central

Bank (1 member), the MEF (1 member) and by the banks (3 members). SBS provides the necessary administrative members and operational resources for the DIF.

The financial resources available to the DIF pursuant to the Peruvian Banking and Insurance Law include, among others, the original contribution from the Central Bank, insurance premiums paid by banks, unclaimed bank deposits (after 10 years) and fines imposed by the SBS for violations of the Peruvian Banking and Insurance Law.

In addition, the DIF may, in extraordinary situations, borrow funds with authorization from the Treasury, or it may borrow long-term government securities from the Treasury.

Insurance Supervision and Regulation

Solvency Requirements and Regulatory Capital

Pursuant to the Peruvian banking and Insurance Law, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin is based upon calculations that take into account the amount of premiums written and losses incurred during a specified period prior to date on which calculation is made.

Insurance companies must also maintain a "solvency equity", which must be equal to the highest of (a) the solvency margin, or (b) the minimum capital requirements, as established by law, or (c) the company's overall indebtedness, calculated in accordance with provisions of Law 26702. The required amount of solvency equity is recalculated at least quarterly and is adjusted for inflation. If the insurance company has outstanding credit risk operations, part of the solvency equity should be segregated for their coverage.

Law 26702 provides that insurance companies should have at all times a regulatory capital that should not be lower than the solvency equity, which must be the higher than (a) the solvency margin, or (b) the minimum capital required by law (approximately US$1,169,898.00 at September 30, 2006 exchange rate).

The regulatory capital of Peruvian insurance companies used to cover its operations may be conformed by: (a) the insurance company's paid-in-capital, voluntary and legal reserves and premium for the issue of shares; and (b) the computable portion of the subordinate debt as long as the SBS requirements are met. Law 26702 provides the following procedure for the determination of the regulatory capital eligible to cover insurance risks: (a) sum of the paid-in-capital, supplementary capital premium, and the legal and voluntary reserves, as applicable; (b) sum of the profit of previous fiscal years and of the fiscal year in course; (c) subtraction of the amount of all the investment in subordinate bonds and shares of diverse nature made by insurance companies in other insurance companies engaged in different lines of business; and (d) subtraction of the losses of the previous fiscal years and the fiscal year in course.

Furthermore, insurance companies shall maintain a guarantee reserve equivalent to thirty-five percent (35%) of its solvency equity as a guarantee fund. According to Law 26702, such guarantee fund is different and complementary to the portions of capital respectively directed to (a) constitute the solvency margin of the insurance risks; and, (b) as applicable, to cover credit risks.

Reserves

Law 26702 provides that insurance companies shall constitute, on a monthly basis, the following technical reserves: (a) for claims, including those that took place and were not reported, past due capital and income or benefits of the insured parties, pending adjustment or payment; (b) mathematical, over life or income insurance; (c) for risks in course or non-accrued premiums; and (d) for catastrophes and uncertain casualty risks.

Article 67 of the Peruvian banking and Insurance Law also requires that all insurance companies establish a legal reserve by setting aside 10% of adjusted income before taxes, until the reserve reaches at least 35% of paid-in capital.

Limit of Indebtedness

Insurance companies may only take credits, in the country or abroad for a sum not exceeding an amount equivalent to its regulatory capital. In case such limit of indebtedness is surpassed, the insurance company shall submit to the SBS a program approved by its board of director establishing the measures adopted to eliminate the excess within a term not exceeding three (3) months.

Investment Requirements

Pursuant to Law 26702, the total amount of investments of a Peruvian insurance company shall cover the total amount of technical obligations at all times. For such purposes, technical obligations are defined as the sum of all obligations that an insurance company has vis-à-vis its insured clients plus the solvency equity and the guarantee fund. The assets covering the technical obligations can not be subject to any pledge, encumbrance or precautionary measure.

Peruvian insurance companies are allowed to invest in certain eligible assets such as instruments issued by the Central Government, classified corporate bonds, shares, among others. However, in order to balance levels of risk, applicable regulations have imposed a number of limitations to insurance companies with respect to their investments (by issuer, economic group, type of instrument, nationality, among others. In general terms, no more than 20% of the total amount of an insurance company's technical obligations may be invested in certain instruments (including, among others, stocks and bonds) issued by the same economic group. The investment regulations further specify that investment policies of Peruvian insurance companies shall consider maximum limits by issuer (calculated over the regulatory capital of each company) depending on the type of investment and the insurance industry in which the company operates. Insurance companies that operate within the life insurance industry cannot invest more than 55% of its regulatory capital in non-liquid shares of the same issuer, or more than 20% of its regulatory capital in debt instruments of the same issuer, among other limitations.

Related Party Transactions

Law 26702 generally provides that banks and insurance companies may not extend credit to or guarantee the obligations of employees or members of the board of directors, except for home mortgage loans to employees.

Disclosure of Relevant Information

All banks and insurance companies are organized as corporations (the only exception being the Peruvian branches of foreign banks) and are listed on the BVL. As a result, they are subject to the disclosure and reporting rules contained in the Securities Market Law and the internal regulations of the BVL.

Under these rules, listed companies such as banks are required to disclose to the market on a timely manner (within 24 hours) all information that may be relevant for investors. Special regulation provides for specific parameters to determine what is considered relevant information.

As explained above, banks are also subject to full disclosure and reporting obligations under the banking regulatory framework.

Ownership Restrictions

Law 26702 establishes certain restrictions on the ownership of a bank and insurance company's capital stock. Banks must have at least two unrelated shareholders at all times. Restrictions are placed on the ownership of shares of any bank by persons that have committed certain crimes, as well as by public officials who have supervisory powers over banks or who are majority shareholders of an enterprise of a similar nature. All transfers of shares in a bank or insurance company must be reported to the SBS by the bank or insurance company.

Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank or insurance's capital stock must receive prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders in the case of juridical persons) are legally disabled, have engaged in illegal activity in the areas of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser's moral fitness or economic solvency. The decision of the SBS on this matter is final, and cannot be overturned in the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser may be fined an amount equivalent to the value of the securities transferred. In addition, the purchaser will be required to sell the securities within 30 days, or the fine will double, and the purchaser is disqualified from exercising its voting rights at any shareholders' meetings. Foreign investors receive the same treatment as Peruvian nationals and are subject to the same limitations described above.

Risk Rating

Law 26702 and SBS Resolution No. 672, enacted in October 1997, require that all financial and insurance institutions be rated by at least two rating agencies on a semiannual basis (updated in March and September), in addition to the SBS's own assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from "A," lowest risk, to "E," highest risk, allowing for subcategories within each letter.

Intervention by the SBS

Pursuant to the Peruvian Banking and Insurance Law, the SBS has the power to interrupt the operations of a bank or insurance company to prevent, or to control and reduce, the effects of its failure. Accordingly, SBS intervention may be of two levels, depending on how critical the situation is: a temporary supervision regime or a definitive intervention regime prior to liquidating the bank or insurance company. Either of these actions may be taken upon the occurrence of certain events including: (1) payment interruption; (2) failure to comply with the restructuring plan during the supervision period; (3) transactions subject to credit and market risk represent 25 times or more the total regulatory capital; or (4) deficit of regulatory capital in excess of 50% and also, in the case of insurance companies, 50% of liquidity capital. Less drastic measures, such as (1) placing additional requirements, (2) ordering a capital increase or an asset divesture, or (3) imposing a financial restructuring plan, may be also adopted by the SBS when the situation allows for them.

The SBS intervention regime may halt a bank or insurance company's operations up to a maximum of 45 days, which may be extended for additional 45-day period, during which time the SBS may institute measures such as: (1) canceling losses by reducing reserves, capital and subordinated debt; (2) segregating certain assets and liabilities for transfer to another financial institution; and (3) merging the intervened bank with another acquiring institution. After an intervention, the SBS will proceed to liquidate the bank, unless the preceding option (3) was applied.

Anti-Money Laundering Rules

Money laundering is considered a criminal act in Peru. A special legal framework was established in April 2002, which follows the 40 recommendations of the Financial Action Task Force (G-7).

Accordingly, money laundering includes a wide range of serious offenses such as tax evasion, terrorism, drug trafficking, corruption and other criminal activities. A special set of anti-money laundering rules apply specifically to banks, which include rules for customer due diligence and record keeping.

The Financial Intelligence Unit is the government agency responsible for supervising the anti-money laundering system. The Chairman of this agency is appointed by the SBS for a renewable three-year period. In addition to the chairman, the members of the Consulting Committee are appointed by the Attorney General's Office, the Tax Authority, the Customs Authority and CONASEV.

MANAGEMENT

Executive Officers and Directors

Intergroup

The following table sets forth certain information about our executive officers.

Name	Position	Age
Jorge Flores Espinoza	CEO	53
Juan Carlos Vallejo Blanco	Deputy CEO	42
José Antonio Rosas Dulanto	CFO	36
Juan Antonio Castro Molina	General Counsel	36
Liliana Vera Villacorta	Accounting Manager	32

Jorge Flores Espinoza has served as our Chief Executive Officer since March 2007. Mr. Flores also has served as General Manager of Interbank since March 2007 and has been with Interbank since 1996. Previously, Mr. Flores was Executive Vice President for Finance Operations, Administration and Technology of Interbank. Mr. Flores also sits on the board of directors of Interfondos and Intertítulos, both subsidiaries of Interbank. From 1989 to 1996, he served as country finance officer, country operations officer and country treasurer for Bank of America in Brazil. Earlier, he occupied various positions at Banco de Crédito del Perú and Grupo BANCOPER in Peru. Mr. Flores received a degree in economics from the Universidad de Lima and a masters in business administration from ESAN.

Juan Carlos Vallejo Blanco has served as our deputy Chief Executive Officer since our formation. Mr. Vallejo is also General Manager of Interseguro and a director of Supermercados Peruanos. Mr. Vallejo joined the Interbank Group in 1997 to manage the startup of Interseguro. From 1988 to 1997, Mr. Vallejo worked at Consorcio Nacional de Seguros, the largest life insurance company in Chile, as actuarial and technology manager. Mr. Vallejo received a degree in industrial engineering from the Universidad de Chile and a masters in business administration from INCAE Business School of Costa Rica.

José Antonio Rosas Dulanto has served as our Chief Financial Officer since March 2007. Mr. Rosas also serves as the Controller of Interbank. Previously, Mr. Rosas served as Chief Financial Officer of Supermercados Peruanos and as a partner at Nexus Group and worked for Société Générale in New York and the Boston Consulting Group in Mexico. Mr. Rosas received bachelor degrees in business administration and accounting from the Universidad del Pacífico in Lima and a masters in business administration from the Wharton School at the University of Pennsylvania.

Juan Antonio Castro Molina has served as our General Counsel since our formation and General Counsel of IFH since 2004. Mr. Castro worked for Wilmer, Cutler & Pickering in Washington D.C. From August 2001 to July 2002, he worked as chief of staff to the Prime Minister of Peru. Mr. Castro was a Fulbright scholar and received a degree in law from the Pontificia Universidad Católica del Perú and a master of laws from the University of Virginia.

Liliana Vera Villacorta has served as our Accounting Manager since our formation. Ms. Vera has served as Accounting Manager of Interbank since 2003. From 1998 to 2002, Ms. Vera worked for Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young Global, as a senior analyst. Ms. Vera received a degree in accounting from the Pontificia Universidad Católica del Perú.

Upon consummation of the global offering, our board of directors will consist of five members, two of whom will be independent. The following table sets forth certain information about our current directors.

Name	Position	Age
Carlos Rodríguez-Pastor Persivale	Chairman	47
Ramón Barúa Alzamora	Director	60
Felipe Morris Guerinoni	Director	53
Fritz Dubois Freund(1)	Director	51
Alfonso Bustamante y Bustamante(1)	Director	65

(1) Independent director. An independent director is a director who does not perform any executive function at Intergroup or any of its subsidiaries.

Carlos Rodríguez-Pastor Persivale has served as our Chairman since our formation. He also serves as Chairman of the board of directors of Interbank and as a director of IFH, Interseguro, Supermercados Peruanos and Intertítulos. Mr. Rodríguez-Pastor received a bachelor degree in science from the University of California at Berkeley and a masters in business administration from Dartmouth College.

Ramon Barúa Alzamora has served as one of our directors since our formation. In addition, Mr. Barúa is the General Manager of IFH and serves as a director of Interbank, Interseguro, Urbi and Interfondos. Mr. Barúa received a degree in industrial engineering from Universidad Nacional de Ingeniería in Lima and a degree in economics from the Université Catholique de Louvain in France.

Felipe Morris Guerinoni has served as one of our directors since our formation. Mr. Morris also serves as Interseguro's Chairman and serves as a director of IFH, Interbank and BluBank. From 1994 to 1998, Mr. Morris served as Chief Executive Officer of IFH and, from 1994 to 1996, as Vice President of finance and planning at Interbank. From 1980 to 1991, Mr. Morris served as senior economist at The World Bank. Mr. Morris received a degree in economics from the Universidad del Pacífico in Lima, a masters in economics from the University of Pittsburgh and a masters in finance from American University.

Fritz Dubois Freund has served as one of our directors since March 2007. Mr. Dubois serves as manager of the Instituto Peruano de Economia. Mr. Dubois received a degree in humanities from the Pontificia Universidad Católica del Perú and a degree in business administration form London Politechnic.

Alfonso Bustamante y Bustamante has served as one of Interbank's directors since March 2007. Mr. Bustamante is the President of the Board of Corporación Financiera de Inversiones S.A.A., Indeco S.A., Agrícola Mochica S.A.C. and also serves as a director of several other Peruvian companies, including La Positiva Seguros y Reaseguros S.A., and Empresa Eléctrica de Piura S.A. Mr. Bustamante has been Prime Minister of Peru and Minister of Industry and Tourism (from 1993 and 1994), President of Promperu, President of Asbanc, and President of the Board of Telefónica del Perú and Bancosur. Mr. Bustamante received a degree in agricultural engineering from the Universidad Nacional Agraria La Molina in Lima and pursued his graduate studies at the University of Michigan, Ann Arbor.

Interbank

The following table sets forth certain information about Interbank's executive officers.

Name	Position	Age
Jorge Flores Espinoza	General Manager	53
José Antonio Rosas Dulanto	Controller	36
Juan d'Auriol Stoessel	Vice President for Credit Cards	47
Leonel Henriquez Cartagena	Vice President for Risk Management	49
Andrés Muñoz Ramírez	Vice President for Commercial Banking	45
Carlos Cano Núñez	Vice President for Retail Banking	52
Alfonso Grados Carraro	Vice President for Operations	52
Miguel Uccelli Labarthe	Manager of Mortgage Division	36
Zelma Acosta-Rubio Rodríguez	General Counsel	42
Susana Llosa de Cárdenas	Manager of Human Resources	51

Jorge Flores Espinoza has served as Interbank's General Manager since March 2007.

Jose Antonio Rosas Dulanto has served as Interbank's Controller since March 2007.

Juan d'Auriol Stoessel has served as Interbank's Vice President for credit cards since 2001. Mr. d'Auriol joined Interbank in 1997 and has since occupied several positions in our retail banking organization. Before joining Interbank, Mr. d'Auriol served as Chief Executive Officer of the Sociedad Cervera de Trujillo SAC, a regional brewing company. Earlier, Mr. d'Auriol worked for Procter & Gamble in Peru, in the logistics, finance and marketing departments. Mr. d'Auriol received a degree in civil engineering from the Universidad Católica del Perú and a masters in engineering administration from George Washington University.

Leonel Henriquez Cartagena has served as Interbank's Vice President for Risk Management since 2006. Mr. Henriquez joined Interbank in 2000 as Vice President for Commercial Banking. Mr. Henriquez serves as a director of Intertítulos and Interfondos and is the Chairman of La Fiduciaria S.A. Before joining Interbank, Mr. Henriquez worked for Banco Santander in Chile and Peru. Mr. Henriquez received a degree in economics and a degree in business administration from the Universidad de Chile in Santiago.

Andrés Muñoz Ramírez has served as Interbank's Vice President for Commercial Banking since 2006. Previously, Mr. Muñoz was responsible for Interbank's risk management division. From 2000 to 2005, Mr. Muñoz served as a director of several companies of the Interbank Group, including Intertítulos, Urbi and Supermercados Peruanos. From 1986 to 1999, he served as a senior executive at Banco Santander, both in Chile and Peru. Mr. Muñoz received a bachelor in commercial engineering and a graduate degree in business administration from the Universidad de Santiago de Chile.

Carlos Cano Nuñez has served as Interbank's Vice President for Retail Banking since 2002. Mr. Cano also serves as a director of Interfondos. Before joining Interbank, Mr. Cano was the General Manager of Santander Leasing. Mr. Cano received a degree in commercial engineering from the Universidad Nacional de Ingeniería in Lima.

Alfonso Grados Carraro has served as Interbank's Vice President for Operations since May 2007. From 1981 to 2004, Mr. Grados worked for different companies of the Backus Brewery Corporation in Peru. At Backus, Mr. Grados served as Chief Executive Officer of Cia. Cervecera del Sur S.A., Corporate Controller of Corporación Backus S.A., Corporate Director for Human Resources of Backus & Johnston S.A.A. and Administrative and Financial Director of Cia. Nacional de Cerveza S.A. More recently, Mr. Grados was the Chief Executive Officer of the Institute for Liberty and Democracy. Mr. Grados received a degree in business administration from the Universidad del Pacífico.

Miguel Uccelli Labarthe has served as Interbank's Manager of Mortgage Division since 2006. Mr. Uccelli joined Interbank in 2004 as the General Manager of Interfondos. Earlier, he served as a vice president at Deutsche Bank Securities Global Investment Banking division in New York. Before joining Interbank,

Mr. Uccelli also worked for Telefónica, Arthur Andersen and Peruvian food retailer Grupo Wong. Mr. Uccelli received bachelor degrees in business administration and accounting from the Universidad del Pacífico in Lima and a masters in business administration degree from the Wharton School at University of Pennsylvania.

Zelma Acosta-Rubio Rodríguez has served as Interbank's General Counsel since April 2007. Before joining Interbank, Mrs. Acosta-Rubio worked at Clifford Chance in London and Milbank, Tweed, Hadley & Mc Cloy in New York. Mrs. Acosta-Rubio received a law degree from Universidad Catolica Andres Bello in Caracas, a masters in comparative jurisprudence from New York University and a masters in international banking law from Boston University. Mrs. Acosta Rubio is admitted to the New York State Bar.

Susana Llosa de Cárdenas has served as Interbank's Manager of Human Resources since 2000. Previously, Ms. Llosa served as a branch manager and regional manager. Before joining Interbank, Ms. Llosa was a small business entrepreneur. Ms. Llosa has a degree in small business administration from the Universidad del Pacífico in Lima and is pursuing a masters in business administration at INCAE Business School of Costa Rica in Peru.

Interbank's board of directors consists of 11 members, seven of whom are independent. The following table sets forth certain information about Interbank's directors.

Name	Position	Age
Carlos Rodríguez-Pastor Persivale	Chairman	47
Augusto Baertl Montori(1)	Director	63
Patrick Barclay Méndez(1)	Director	72
Ramón Barúa Alzamora	Director	60
Alfonso de los Heros Pérez Albela(1)	Director	67
David Fischman Kalincausky(1)	Director	47
Felipe Morris Guerinoni	Director	53
Fritz Dubois Freund(1)	Director	51
Alfredo Gastañeta Alayza(1)	Director	56
Alfonso Bustamante y Bustamante(1)	Director	65
Carmen Rosa Graham Ayllón(1)	Director	48

(1) Independent director. An independent director is a director who does not perform any executive function at Intergroup or any of its subsidiaries.

Carlos Rodríguez-Pastor Persivale has served as Interbank's Chairman since 1994.

Augusto Baertl Montori has served as one of Interbank's directors since 2002. Mr. Baertl also serves as a director of several other Peruvian companies, including Gestora de Negocios e Inversiones S.A., Fima S.A. and Graña y Montero S.A. Mr. Baertl received an engineering degree from Universidad Nacional de Ingeniería in Lima and has attended senior management programs at Harvard University and Northwestern University.

Patrick Barclay Méndez has served as one of Interbank's directors since 1994. Mr. Barclay also serves as a director of several other Peruvian companies, including Química Suiza S.A., Tecnoquimica S.A., Sociedad Peruano Suiza de Embutidos S.A. and Cogorno, Abrasivos Industriales S.A. Mr. Barclay received an engineering degree from the Universidad Nacional de Ingeniería in Lima and attended a management program at Harvard University.

Ramón Barúa Alzamora has served as one of Interbank's directors since 1994.

Alfonso de los Heros Perez-Albela has served as one of Interbank's directors since 1994. Mr. de los Heros is a partner at Estudio Echecopar and also serves as a director of various Peruvian companies. Mr. de los Heros received a degree in law from the Pontificia Universidad Católica de Perú.

David Fischman Kalincausky has served as one of Interbank's directors since 2003. Mr. Fischman also serves as a director of Supermercados Peruanos. Mr. Fischman received a degree in civil engineering from Georgia Tech University and a masters in business administration from Boston University.

Felipe Morris Guerinoni has served as one of Interbank's directors since 2000.

Fritz Dubois Freund has served as one of Interbank's directors since 2006.

Alfredo Gastañeta Alayza has served as one of Interbank's directors since 2004. Mr. Gastañeta is a partner at Estudio Aurelio García Sayán Abogados and also serves as a director of various Peruvian companies, including Cementos Lima S.A., Sindicato de Inversiones y Administración S.A., Central Hidroeléctrica El Platanal S.A., Nuevas Inversiones S.A. and Union de Concreteras S.A. Mr. Gastañeta received a law degree from the Pontificia Universidad Católica del Perú.

Alfonso Bustamante y Bustamante has served as one of Interbank's directors since 2007.

Carmen Rosa Graham Ayllón has served as one of Interbank's directors since March 2007. Ms. Graham is the Dean of the Universidad del Pacífico and a member of the board of Universia Perú, Grupo Química, Promperú and Peru 2021. From 1982 to 2005, Ms. Graham worked for IBM, where she was CEO of IBM Colombia (from 1999-2001) and CEO of IBM Peru and Bolivia (from 2004-2005). Ms. Graham received a bachelor degree in business administration from the Universidad del Pacífico in Lima and participated in the Georgetown Leadership Class at Georgetown University in 2006.

Interseguro

The following table sets forth certain information about Interseguro's executive officers.

Name	Position	Age
Juan Carlos Vallejo Blanco	General Manager	42
Claudia Valdivia Valladares	CFO	36
Gonzalo Basadre Brazzini	Chief Investment Officer	36
Alfonso Lizárzaburu Mispireta	Operational Manager	41

Juan Carlos Vallejo Blanco has served as Interseguro's General Manager since 1998.

Claudia Valdivia Valladares has served as Interseguro's Chief Financial Officer since March 2007. From 2003 to 2007, Ms. Valdivia worked for Urbi, first as Chief Financial Officer and then as Chief Executive Officer. Ms. Valdivia received bachelor degrees in business administration and accounting from the Universidad del Pacífico in Lima and a masters in business administration from MIT Sloan School of Management.

Gonzalo Basadre Brazzini has served as Interseguro's Chief Investment Officer since 2004. From 1997 to 2004, Mr. Basadre worked for Banco Santander, in the investment banking and private equity divisions in Lima, Miami and Madrid. Earlier, Mr. Basadre worked for AFP Horizonte as head of the treasury department. Mr. Basadre received a degree in business administration from the Universidad del Pacífico in Lima and a masters in business administration from Harvard University.

Alfonso Lizárzaburu Mispireta serves as Interseguro's Operational Manager. Mr. Lizárzaburu has been working at Interseguro since 1999. Previously, Mr. Lizárzaburu worked as a manager at La Positiva insurance company. In 1996, Mr. Lizárzaburu served as the head of the benefits department for the AFP Union. Mr. Lizárzaburu received a degree in industrial engineering from the Universidad de Lima, a graduate degree in management from ESAN and a masters in business administration from the Universidad San Ignacio de Loyola, both in Peru.

Interseguro's board of directors consists of five members, two of whom are independent. The following table sets forth certain information about Interseguro's directors.

Name	Position	Age
Felipe Morris Guerinoni	Chairman	53
Ramón Barúa Alzamora	Vice-Chairman	60
Carlos Rodríguez-Pastor Persivale	Director	47
Martin Gerson(1)	Director	70
Raúl Musso Vento(1)	Director	52
Carlos Saco-Vértiz Tudela	Alternate Director	45
Mark Alloway(1)	Alternate Director	51

(1) Independent director. An independent director is a director who does not perform any executive function at Intergroup or any of its subsidiaries.

Felipe Morris Guerinoni has served as Interseguro's Chairman since 1998.

Ramón Barúa Alzamora has served as Interseguro's Vice Chairman since 1998.

Carlos Rodríguez-Pastor Persivale has served as one of Interseguro's directors since 1998.

Martin Gerson has served as one of Interseguro's directors since 2003. Previously, Mr. Gerson worked as an advisor to the Bankers Trust. From 1993 to 2001, Mr. Gerson was a consultant to the IFC and to various private companies. Mr. Gerson received a bachelor degree in science and a masters in science from the Massachusetts Institute of Technology and a masters in economics from the London School of Economics.

Raúl Musso Vento has served as one of Interseguro's directors since 1998. Mr. Musso received a bachelor degree in economics from the Universidad del Pacífico and a masters in international economy and finance from the University of Pittsburgh.

Carlos Saco-Vértiz Tudela serves as an alternate director and legal advisor of Interseguro. Mr. Saco-Vértiz is a partner at Bellido, Saco-Vértiz & Bellido. Mr. Saco-Vértiz has over 15 years of experience as a lawyer and consultant to local and foreign companies. Mr. Saco-Vértiz received a law degree from the Pontificia Universidad Católica del Perú.

Mark Alloway serves as one of Interseguro's alternate directors. Mr. Alloway also serves as an associate director for global financial markets at IFC. Prior to joining IFC, Mr. Alloway worked as a petroleum engineer in Venezuela, Brazil and the United Kingdom and for 3i, a private equity and venture capital company. Mr. Alloway received a degree in physics from Oxford University, a graduate degree in petroleum engineering from London University and a masters in business administration from the Cranfield School of Management.

Compensation

Intergroup

Our bylaws provide that our shareholders are responsible for determining the compensation to be paid to members of our board. Intergroup was incorporated on September 19, 2006 and has not paid and is not obligated to pay any compensation to its board members. We expect that independent directors will be remunerated for their functions.

Interbank

Compensation of Interbank's directors is set annually by shareholders resolution. Interbank's directors receive a fixed payment per meeting. In 2006, annual compensation to board members of Interbank totaled S/. 819,219.6, representing 0.104% of the total income of the company.

Interseguro

Compensation of Interseguro's directors is set annually by shareholders resolution. In 2006, annual compensation to board members totaled S/. 99,719.7, representing 0.230% of the total net income of the company.

Share Ownership by Directors and Senior Management

Except for two senior executives of Interseguro that own a 0.6% interest in Intergroup and unless otherwise described in "Principal and Selling Shareholders," none of our directors or senior management beneficially owns common shares.

Executive Long-Term Incentive Plan

We have not yet adopted an executive long-term incentive plan. Following the consummation of the global offering, however, we expect that our management and directors will consider alternatives for the implementation of an executive long-term incentive plan with a view toward adopting a plan or plans suitable for Intergroup, subject to necessary approvals.

Board Practices

Intergroup

Audit Committee. Our board of directors established an audit committee on March 30, 2007. The audit committee must be comprised of at least three directors that do not perform executive functions at Intergroup. As of March 31, 2007, the audit committee consisted of Messrs. Carlos Rodríguez-Pastor (Chairman), Ramón Barúa and Felipe Morris. The audit committee is responsible for supervising corporate accounting and auditing, informing the board of directors about compliance with internal policies and procedures and the internal auditing program. The audit committee is also responsible for informing our board of directors about any actions taken to correct any noncompliance with the internal auditing program. In addition, the audit committee is responsible for evaluating the external auditors' performance and coordinating on a continuous basis with the external auditors any matters relating to the internal auditing program.

The audit committee meets on a quarterly basis.

Interbank

Executive Committee. Interbank's executive committee is currently comprised of the following four members of the board of directors: Messrs. Carlos Rodríguez-Pastor (Chairman), Ramón Barúa, Alfonso Bustamante, and Fritz Dubois. According to the executive committee's charter, two members of this committee must rotate every six months.

The executive committee's primary responsibility is to support the board of directors in following-up on its objectives and in the implementation of its resolutions. The executive committee also supports the board of directors by reviewing and analyzing certain matters delegated to them by the board of directors and presenting its conclusions to the board of directors for further consideration. The executive committee meets on a monthly basis.

Audit Committee. Interbank's audit committee was established in March 2000. According to SBS regulations, the audit committee must be comprised of at least three board members who do not hold management positions at Interbank. As of March 31, 2007, the members of the audit committee were Messrs. David Fischman, Bernardo Rehder and Augusto Baertl.

Pursuant to SBS regulations, the audit committee is responsible for reviewing compliance with the internal auditing program, informing the board of directors about compliance with internal policies and procedures and the internal auditing program and informing the board of directors about any action taken to correct any situation that is not in compliance with the internal auditing program. In addition, the audit committee is responsible for evaluating the performance of the external auditors and coordinating on a continuous basis with the external auditors any matters relating to the internal auditing program.

Under Peruvian regulations, the audit committee must have a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The SBS requires the audit committee to meet at least once a month and to record its resolutions in minutes which must be made available at any time to the SBS.

Interseguro

Audit Committee. Interseguro's audit committee was established in March 2000. According to SBS regulations, the audit committee must be comprised of at least three members of Interseguro's board of directors who do not hold management positions at Interseguro. As of March 31, 2007 the members of the audit committee were Messrs. Carlos Rodríguez-Pastor, Ramón Barúa and Felipe Morris.

Pursuant to SBS regulations, the audit committee is responsible for reviewing compliance with the internal auditing program, informing the board of directors about compliance with internal policies and procedures and the internal auditing program and informing the board of directors about any action taken to correct any situation that is not in compliance with the internal auditing program. In addition, the audit committee is responsible for evaluating the performance of the external auditors and coordinating on a continuous basis with the external auditors any matters relating to the internal auditing program.

Under Peruvian regulations, the audit committee must have a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The SBS requires the audit committee to meet at least once a month and to record its resolutions in minutes which must be made available at any time to the SBS.

Investment Committee. The investment committee is appointed annually by the board. The committee's main duty is to analyze possible investments and approve certain transactions that due to their importance are required to be previously reviewed. The investment committee also supervises the implementation of the annual investment plan and periodically analyzes any circumstance that could represent a risk to Interseguro's investment portfolio and, if necessary, proposes the adoption of actions to prevent such risk or to mitigate its effects. The investment committee meets quarterly or on a needed basis. The current members of the investment committee are Messrs. Carlos Rodríguez-Pastor, Felipe Morris, Ramón Barúa, Juan Carlos Vallejo, Gonzalo Basadre, Reynaldo Roisenvit and Alfredo Sillau.

PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

Our only outstanding voting securities are our common shares. We had 84,487,205 common shares outstanding as of May 31, 2007.

The following table sets forth information regarding the record and beneficial ownership of our capital stock as of May 31, 2007 with respect to each selling shareholder, each other shareholder known to us to own more than 5.0% of our outstanding common shares and all directors and executive officers as a group and on a pro-forma basis after giving effect to the sale of common shares in the global offering.

	As of May 31, 2007		Pro Forma for the Global Offering	
Shareholders	Number of Shares	Percentage of Outstanding Common Stock	Number of Shares	Percentage of Outstanding Common Stock
IFH Peru Ltd.	70,452,407	83.4%	65,738,353	71.3%
Consorcio Financiero Overseas Ltd.	4,510,143	5.3%	4,510,143	4.9%
Wimsie Investments Inc.	3,346,757	4.0%	—	—
Inversionista Golden Hill S.A.	3,194,022	3.8%	—	—
International Finance Corporation	2,053,926	2.4%	1,770,298	1.9%
Officers and Directors, as a group(1)	**82,043,486**	**97.1%**	**70,788,653**	**76.8%**

(1) Includes shares of IFH Peru Ltd., Consorcio Financiero Overseas Ltd., Wimsie Investments Inc., and Inversionista Golden Hill S.A., IFH Peru Ltd., Consorcio Financiero Overseas Ltd., Wimsie Investments Inc., and Inversionista Golden Hill S.A. are companies beneficially owned by the Rodriguez-Pastor family, of which Carlos Rodriguez-Pastor, the Chairman of our board of directors, is a member.

Selling Shareholders

IFH, Wimsie, Golden Hill and IFC are selling shareholders in the global offering. IFH, Wimsie, Golden Hill and Consorcio Financiero Overseas are companies beneficially owned by the Rodríguez-Pastor family, a well known business family in Peru. IFH and IFC have granted an over-allotment option to the joint book-running managers, exercisable on one occasion during the 30 calendar days from the date of this offering memorandum, to purchase up to an aggregate of 2,884,615 additional common shares in this offering (15% of the common shares initially offered in the global offering) to cover over-allotments, if any.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, Intergroup and its subsidiaries, Interbank and Interseguro, engage in a variety of transactions among themselves and with certain of their affiliates and related parties. All material transactions between Intergroup, Interbank or Interseguro and any of their affiliates or related parties are evaluated by Interbank's and Interseguro's senior management in accordance with SBS regulations and internal rules applicable to all third party transactions. These transactions are subject to prevailing market conditions and transfer pricing regulations.

Interbank extends loans to related parties, including its executive officers and directors and executive officers and directors of our affiliates, in accordance with Peruvian law and regulations established by the SBS. According to Peruvian law, loans to related parties cannot be made on more favorable terms than those offered to the public. As a result, all related party loans have been made in the ordinary course of business, on an arm's length basis and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions offered to the public. In addition, related party loans do not involve greater collection risk or present other features unfavorable to Interbank as compared to loans offered to the public. Peruvian law and SBS regulations also set forth limitations on the amount of credit loans that can be extended to related parties based on article 20 of the Peruvian Banking law. The law establishes that the total amount of loans to be extended to directors, employees and close relatives of any such persons may not exceed 7.0% of the bank's aggregate paid-in capital. All loans extended to any single related-party borrower may not exceed 0.35% of the paid-in capital (i.e., 5% of the overall 7% limit). Also, under article 202 of the Peruvian Banking law the aggregate amount of loans extended to related parties or affiliates should not exceed 30% of a bank's regulatory capital. Under these laws, related party borrowers include any corporation holding, directly or indirectly, 4% or more of the bank's shares, directors, certain of a bank's principal executive officers or other persons affiliated with the bank's management. As of March 31, 2007, loans and other credits to officers, directors and employees of Interbank and Interseguro amounted to S/. 23.2 million (US$7.3 million) or 3.2% of Interbank's regulatory capital.

Peruvian regulations also set forth limits on the investments of insurance companies. Pursuant to SBS regulations, the aggregate amount of investments that Interseguro may have with any member of its economic group cannot exceed 10% of its technical obligations. As of March 31, 2007, Interseguro had a total of S/. 6.0 million in investments, representing 0.4% of its technical obligations, with related parties (excluding investments in Supermercados Peruanos) and S/. 81.8 million, representing 6.0% of its technical obligations (including investments in Supermercados Peruanos).

For additional information about loans to, and certain other transactions with, related parties and affiliates, see Note 28 to our audited consolidated financial statements included elsewhere in this offering memorandum.

Set forth below is a description of related party transactions (other than loans made by Interbank) that our management believes are material to Intergroup.

Intergroup

Share Pledge Agreement with Scotiabank Peru S.A.A.

On March 23, 2007, Intergroup entered into a share pledge agreement with Scotiabank Perú S.A.A. Pursuant to this agreement, Intergroup pledged 4,954,955 of its shares in Interbank, representing 1.2% of the total capital stock of Interbank, to Scotiabank Perú S.A.A, as collateral for a loan in the total principal amount of US$5,500,000 granted by Scotiabank Perú S.A.A to IFH. In exchange for pledging its Interbank shares, IFH will pay Intergroup a fee equivalent to 0.5% of the loan principal amount to be determined annually. This loan is due on June 26, 2007.

Interbank

Supermercados Peruanos S.A.

In December 2003, Interbank and Supermercados Peruanos entered into a lease agreement pursuant to which Supermercados Peruanos agreed to lease 1,000 square meters of floor space at initially US$80 per square meter per month in its supermarkets for the operation of financial stores for a term of 15 years. The initial payment for the lease was US$10.0 million to be applied to the monthly rental payments. If at the end of the first five years a balance remains, such balance will be applied to the remaining monthly rental payments. The term of the agreement can be automatically renewed for an additional term of 15 years.

Interseguro

Lease Agreement with Cineplex

On August 10, 2005, Interseguro and Cineplex entered into a 20-year lease agreement pursuant to which Interseguro leased a cinema complex located in the Centro Comercial Real Plaza Chiclayo to Cineplex. Under the lease agreement, Cineplex enjoys a renewal option for an additional term of ten years. The monthly payment for this agreement is the greater of the amount equal to 11% of Cineplex's monthly sales and US$17,717.

Lease Agreement with Cineplex — Central Comercial/Plaza El Sol

On October 12, 2004, Interseguro and Cineplex entered into a 10-year lease agreement pursuant to which Interbank leased commercial space to Cineplex on the first and second levels of the Centro Comercial Plaza El Sol in the city of Piura. Under the lease agreement, Cineplex is entitled to operate movie theaters, sell food and beverages, and rent video games on the leased premises. The monthly rental payment for the agreement is the greater of the amount equal to 11% of Cineplex's monthly sales and US$16,750.

On January 31, 2006, Interseguro and Cineplex entered into an agreement pursuant to which Cineplex granted an industrial pledge in favor of Interseguro over the equipment installed in its movie theaters, valued at approximately US$800,216.

Assignment of Rights Agreement with Urbi Propiedades S.A.

Pursuant to an assignment of rights agreement, dated May 6, 2003, Urbi assigned and transferred to Interseguro the right to receive and demand from Tiendas por Departamento Ripley, or Ripley, the minimum and variable monthly rent from the lease of a property of Urbi property to Ripley for a term of 11 years, which could extend for up to 16 years, effective as of January 2004 if certain conditions are met.

Lease Agreements with Supermercados Peruanos

On June 28, 2006, Interseguro and Supermercados Peruanos entered into a lease agreement pursuant to which Interseguro leased a property located in the District of Cercado de Lima to Supermercados Peruanos until December 31, 2006 for a monthly rent of US$25,000. The lease agreement has been renewed until June 30, 2007.

On November 1, 2006, Interseguro and Supermercados Peruanos entered into a lease agreement pursuant to which Interseguro leased a property located in the District of San Borja to Supermercados Peruanos for a term of one year, for a monthly rent of US$30,000. Pursuant to the lease agreement, Interseguro granted Supermercados Peruanos an option, exercisable during the term of the lease agreement, to purchase the leased property, in accordance with terms and conditions to be agreed by the parties upon the exercise of such purchase option.

On November 20, 2006, Interseguro and Supermercados Peruanos entered into lease agreements with respect to two properties located in Trujillo and Chiclayo, for terms of 30 years commencing on the day Supermercados Peruanos begins its operations on each respective property. Pursuant to the agreement, Interseguro will invest approximately US$2.8 million in the construction of a supermarket on each property.

Monthly rent for each property will be in an amount equal to the greater of (i) US$25,000, US$27,500, US$30,000 and US$33,000 for the first four years, respectively, and US$35,000 thereafter and (ii) 1.9% of net sales at each supermarket.

Promissory Note and Share Pledge Agreement between IFH Retail and each of Interbank and Interseguro

In connection with the transfer of the shares of Supermercados Peruanos from Interbank and Interseguro, respectively, to IFH Retail, IFH Retail issued notes to Interbank in the amount of S/. 19.5 million and Interseguro in the amount of S/. 76.3 million, secured in each case by a pledge over the transferred shares. Upon consummation of the global offering, the notes will be repaid and the pledge of the shares will be lifted. See "Use of Proceeds."

Agreement for the Acquisition of a "Derecho de Superficie"

On May 7, 2007, Interseguro and Inversiones Rio Nuevo S.A.C. entered into an agreement pursuant to which Interseguro acquired a "Derecho de Superficie," or a ground lease, over an area of 47,287 square meters of real property located in Trujillo owned by Inversiones Rio Nuevo S.A.C. Interseguro will build a shopping center on the land. Rio Nuevo S.A.C. is 54% owned by Interseguro and 46% owned by IFH. For a term of 99 years, Interseguro will invest approximately US$14 million in the construction of the shopping center. Interseguro will make monthly lease payments in an amount equal to the greater of (i) US$13,500, during the first 12 months of the operation of the shopping center; US$14,500 during months 13 to 24; US$15,250, during months 25 to 36, and US$16,000, during months 37 to 120 and (ii) 11% of the rent obtained from the lease of the stores in the shopping center.

DESCRIPTION OF COMMON SHARES

The following summary provides information concerning our common shares and briefly describes certain significant provisions of our *pacto social* (articles of incorporation) and Panama corporate law. This summary does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and Panama corporate law. Copies of our bylaws are available at our principal headquarters.

General

At the date of this offering memorandum, our issued capital consisted of 84,487,205 outstanding common shares, with no par value, issued at US$9.72 per common share. All of our common shares are fully paid and non-assessable. Non-residents of Panama may hold and vote shares.

Dividend and Liquidation Rights

Payment of dividends is proposed by our board of directors and must be authorized by our shareholders at a general meeting of the shareholders. According to Panama's Corporation Law (Law 32 of 1927), dividends may be paid to our shareholders from the net earnings or profits of the company or from the surplus of its assets over its liabilities, but not otherwise. In accordance with Article 37 of Panama's Corporation Law, we may declare and may pay out dividends on the basis of the amount actually paid on partially paid shares of stock. Since we are not subject to payment of Panamanian income tax, dividends payable by us are not subject to a Panamanian income or dividend tax nor to any Panamanian withholding tax. See "Taxation — Panamanian Taxation."

Upon our liquidation, our shareholders would be entitled to receive proportionately any assets remaining after payment of our debt, taxes and liquidation expenses.

Shareholders' Meetings and Voting Rights

Pursuant to Panama corporate law, general meetings of shareholders, whether ordinary or extraordinary, shall be held in the Republic of Panama, unless the articles of incorporation or bylaws of the corporation shall provide for such meetings to be held elsewhere.

Our articles of incorporation provide that general meetings of shareholders, whether ordinary or extraordinary, may be held in any place or country. Meetings of shareholders shall be held at such dates and in such places as our board of directors shall determine, while extraordinary meetings may be called by the board of directors or by the President, whenever they deem it convenient. Furthermore, an extraordinary general meeting of shareholders must be called by the board of directors or the President whenever so requested in writing by one or more stockholders representing at least 20% of all our shares issued and outstanding.

Only such matters that have been included in the notice of meeting may be dealt with at the extraordinary general meeting of shareholders.

Notice of any general meeting of shareholders, whether ordinary or extraordinary, shall be given at least five days and not more than 60 days prior to the date of the meeting, in either of the following ways:

(a) By mailing the same by registered mail or delivering the same personally to each registered stockholder entitled to vote; or

(b) By publishing the same once in a newspaper of general circulation in the city of Panama.

Action is taken at ordinary meetings on the following matters: the approval of the management carried out by our directors, the approval of the annual accounts from the previous fiscal year, the application of the previous fiscal year's income or loss, the election of the members of our board of directors and the determination of their remuneration, the election of the President of the company, the designation of our external auditors or their appointment by our board of directors, when necessary, and any other matter within the powers of the shareholders as set forth in our articles of incorporation or by-laws or included in the notice thereof.

Our articles of incorporation further provide that shares shall have the same rights and privileges and, excepting the provisions regarding the election of directors, each shall have one vote at all general meetings of shareholders. Only holders of common shares are entitled to attend general meetings of shareholders.

The shareholders may be counted as present and may vote at any meeting either by way of their legal representatives or by way of proxies appointed by public or private document, with or without the power of substitution.

Our articles of incorporation provide that, on the first call of any ordinary or extraordinary general shareholders' meeting, the presence in person or by proxy of shareholders representing at least one-half plus one of the shares issued and outstanding will constitute a quorum. If on the first call a quorum is not present, the meeting can be reconvened through a second call, at which meeting a quorum shall be obtained with the number of shareholders present or represented therein.

All resolutions of a general meeting of shareholders shall be adopted by the affirmative vote of a shareholder or shareholders representing one-half plus one of the shares present, except those enumerated hereunder, for which the affirmative vote of one-half plus one of the shares issued and outstanding shall be necessary: (a) to amend the articles of incorporation; (b) to increase or reduce the capital of the company by more than 30% of its registered capital, except for the capitalization of profits or distributable reserves; (c) to issue obligations for more than 50% of the registered capital of the company; (d) to encumber or pledge the property of the company to secure obligations of others for an amount exceeding 50% of the registered capital of the company as the same has been determined by the external auditors of the company; (e) to approve mergers with other corporations; (f) to dissolve or liquidate the company or spin-off assets; and (g) to remove the directors of the company from office.

In the election of members of the board of directors, each shareholder shall be entitled to cast a number of votes equal to the number of shares held by or for him, multiplied by the number of directors to be elected, it being understood that such shareholder may cast all his/her votes for a single candidate, or distribute them among the total number of directors to be elected or among two or more thereof, as he/she may deem appropriate.

According to provisions of Panama corporate law, a resolution passed in a shareholders' meeting is binding on all shareholders, but in no case can a vote of the majority deprive the shareholders of vested rights or impose upon them a resolution of any kind inconsistent with the corporation's constitutive documents, except as provided by law. Any shareholder shall be entitled to protest against resolutions passed in a general meeting of shareholders in violation of the law, the articles of incorporation or the bylaws, and may, within a peremptory period of 30 days, sue in a competent court to have the same annulled, and should the court deem the matter urgent, the Judge may stay the execution of the resolution until the petition has been adjudged. Such a stay of execution shall not be ordered if the shareholder upon suing does so by ordinary proceedings.

Shareholder Suits

Under Panama corporate law, directors shall not be personally liable for the obligations of the company, but they shall be individually or severally liable, as the case may be, to the company and to third parties for the effectiveness of payments, which appear as having been made by the shareholders, the existence of the dividends declared, the sound management of the accounts and, in general, for the wrongful exercise of their mandate or the violation of laws, the articles of incorporation, the by-laws or resolutions of the general shareholders' meeting. Such directors as may have protested within proper time against the resolutions of the majority, or those who have not been present at the meeting with justifiable cause, shall be exempt from liability. Liability may only be imposed by virtue of a shareholders' resolution.

Our articles of incorporation state that we shall indemnify and hold our directors and officers harmless with respect to any action, judicial expense, loss, damage or cost which they may incur or suffer as a consequence of acts or omissions in the performance of their duties, and neither of them will be liable for any acts, omissions, or negligence of the other directors and/or officers, except in the case of the gross negligence or inexcusable wrongdoing by the director or officer.

Registration and Transfers

Our shares are indivisible. Joint holders of one share must designate a single person to exercise their shareholders' rights, but they are jointly and severally liable to us for all the obligations flowing from their status as shareholders, such as the payment of any pending capital calls.

Shares represented shall be transferable on the books of the corporation but in no case shall the transfer of stock be binding on the corporation unless it shall have been registered in the corporation's books.

If the shareholder shall be indebted to the corporation, the corporation may refuse to permit the transfer of his/her stock until such indebtedness is paid. But in all cases the transferor and the transferee shall be jointly liable for the payment of the amounts owed to the corporation by virtue of the shares so transferred.

Restrictions on Foreign Investment

Panama does not restrict foreign currency movements and foreign investments. Foreign investors may freely invest in shares of Panamanian companies as well as transfer invested capital, capital gains and dividends out of Panama without limitation (subject to applicable taxes).

Preemptive Rights and Increase of Share Capital

Pursuant to Panamanian corporate law, unless the articles of incorporation provide otherwise, in the event of an increase of stock, each shareholder shall be entitled to a preferential right to subscribe for shares of stock, issued pursuant to such increase, in proportion to the number of shares then held by him.

Reporting Requirements

Since our shares are not registered with Panama's National Securities Commission or listed on the Panamanian stock exchange, agreements adopted with respect to the acquisition or disposition of our shares of stock do not need to be reported to any Panamanian regulatory agency, provided that such transfers are not made in violation of Panama's securities laws and regulations. See "Transfer Restrictions."

TAXATION

The following discussion summarizes the material Peruvian, Panamanian and U.S. federal income tax consequences of acquiring, holding and disposing of our shares.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our shares and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Peruvian, Panamanian and U.S. federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Peru, the United States and Panama as in effect on the date of this offering memorandum, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its independent tax advisor about the particular Peruvian, Panamanian and U.S. federal income tax consequences to it of an investment in our shares.

Peruvian Tax Considerations

The following summary of certain Peruvian tax matters as in force on the date of this offering memorandum describes the principal tax consequences of an investment in the offered shares by a person who is not a resident of Peru and does not hold the offered shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Peru. This summary is not intended to be a comprehensive description of all of the tax considerations that may be relevant to a decision to make an investment in the offered shares. In addition, it does not describe any tax consequences: (a) arising under the laws of any taxing jurisdiction other than Peru or (b) applicable to a resident of Peru or to a person with a permanent establishment in Peru.

For Peruvian tax purposes, a legal entity is deemed to be domiciled in Peru if it has been incorporated in Peru, it is an agent in Peru of a foreign entity or it is a permanent establishment in Peru of a foreign entity. All entities incorporated in Peru are subject to Peruvian income tax on their worldwide income, whereas agencies and permanent establishments of non-domiciled legal entities and all non-domiciled legal entities are only liable for the Peruvian income tax in relation to income earned from a Peruvian source. On the other hand, as a general rule, a non-Peruvian individual is deemed domiciled in Peru for tax purposes if such individual has resided or has stayed in Peru for more than 183 calendar days during any 12-month period. An individual domiciled in Peru is liable for Peruvian income tax on worldwide income, while a non-domiciled individual is only liable for Peruvian income tax in relation to income earned from a Peruvian source whether directly or through a permanent establishment.

Under the current Peruvian income tax laws and regulations, no tax consequences in Peru will apply to a corporation or individual due to the acquisition, holding and disposal of the offered shares since the shares are issued by an entity not incorporated in Peru. Additionally, the sale of the offered shares is not subject to any sales tax in Peru.

Nevertheless, if any payments were to be made in or from a Peruvian bank account, tax on financial transactions on each credit or debit in the bank account would apply. The tax rate on such financial transactions is 0.08% which is applied to the amount of each transaction. Pursuant to statute, tax on financial transactions remains in force only until December 31, 2007. Notwithstanding, Legislative Decree 975 provides for tax rates of 0.07% for the year 2008, 0.06% for the year 2009 and 0.05% from the year 2010 onwards. The provision of these tax rates leads us to believe that the application of tax on financial transactions will likely be extended until at least 2010.

A non-domiciled holder of the offered shares will not be liable for Peruvian estate, capital gains, inheritance or similar tax with respect to its holdings of our shares, nor will it be liable for any Peruvian stamp issue, registration or similar tax or duty.

Even though this offering memorandum mainly describes tax consequences in Peru for non-resident persons that invest in the offered shares, it should be noted that, as an entity non-domiciled in Peru, Intergroup will be liable for the Peruvian income tax only for its Peruvian sourced income, if any. Therefore, since Intergroup is an entity incorporated in Panama, the disposal of its shares will not generate Peruvian sourced income for Intergroup or any other shareholder not domiciled in Peru. General Sales Tax (Peruvian Value Added Tax) is not applicable in this transaction. Dividends distributed by Intergroup to IFH are not subject to any withholding or other tax in Peru.

Intergroup may be taxed in Peru as a holding corporation of shares issued by entities incorporated in Peru and non-domiciled in Peru. Pursuant to Peruvian Income Tax Law, gains arising from the sale of shares of a Peruvian entity by a non-domiciled corporation are considered Peruvian sourced income subject to income tax in Peru at a 30% rate.

However, if the disposed shares issued by a Peruvian corporation are traded and recorded on the BVL and the sale is made through a centralized negotiation mechanism, any capital gains arising from such disposition are income tax exempt. Under current laws, this exemption will be in force until December 31, 2008, and currently it is uncertain whether the Peruvian Congress will extend this term.

From January 1, 2009, the gains obtained by non-domiciled persons or entities in Peru arising from the sale of shares issued by entities incorporated in Peru will be subject to income tax at a 5% rate, provided that the sale is made within Peru. Legislative Decree 972 provides that the tax basis of the shares acquired through the BVL until December 31, 2008 will be determined through a Supreme Decree that will be issued by the Peruvian Ministry of Economy and Finance.

An additional 4.1% withholding tax applies to dividends when distributed by Peruvian corporations (such as Interbank and Interseguro) to non-domiciled shareholders such as Intergroup, among others.

Interbank and Interseguro are subject to corporate taxation on income pursuant to the Peruvian tax law as corporations domiciled in Peru. The income tax rate is 30%. A temporary tax on net assets of 0.5% also applies on the corporation's net assets as of December 31st of the previous year, even if no net tax liability results for the tax year in question. The temporary tax is applicable on total net assets exceeding S/. 1.0 million. Payments for this tax can be applied as a credit against the monthly payments for income tax or against the year's resulting income tax. Pursuant to its statutory terms, this temporary tax on net assets shall be in full force until December 31, 2007. Notwithstanding, Legislative Decree 975 provides for tax rates of 0.07% for the year 2008, 0.06% for the year 2009 and 0.05% from the year 2010 onwards. The provision of these tax rates leads us to believe that the application of tax on financial transactions will likely be extended until at least 2010.

United States Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our shares. This discussion applies only to beneficial owners of shares that are "U.S. holders" (as defined below) that are initial purchasers of our shares pursuant to this offering, and that hold shares as "capital assets" (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed Treasury regulations, administrative pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular holder, and you are urged to consult your independent tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

- dealers or traders in securities or currencies;
- insurance companies;
- tax-exempt organizations;
- traders in securities that elect to mark to market;
- financial institutions;

- partnerships or other pass-through entities;
- holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
- U.S. expatriates;
- holders that hold shares as part of a hedge, straddle or conversion transaction; or
- holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value of our stock.

This discussion does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or the indirect consequences to holders of equity interests in partnerships or other entities that own our shares. Moreover, this discussion does not address the state, local and non-U.S. tax consequences of acquiring, holding and disposing our shares. In addition, except where expressly noted below, this discussion assumes that we will not be classified as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of acquiring, owning and disposing of our shares in your particular circumstances.

ANY DISCUSSION OF THE U.S. FEDERAL TAX ISSUES SET FORTH IN THIS OFFERING MEMORANDUM WAS WRITTEN TO SUPPORT THE PROMOTION AND MARKETING OF THE TRANSACTIONS DESCRIBED HEREIN. SUCH DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

You are a "U.S. holder" if you are a beneficial owner of shares and you are for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.

If a partnership (or any other entity treated as such for U.S. federal income tax purposes) holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our shares should consult its independent tax advisor.

Taxation of Dividends

In general, the gross amount of any distribution made to you with respect to our shares (other than certain distributions of additional shares made on a pro forma basis to all our shareholders) will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the shares to qualify as dividends for U.S. federal income

If you are a U.S. Holder, the initial tax basis of your ordinary shares will be the United States dollar value of the Nuevos Soles denominated purchase price determined on the date of purchase. If the ordinary shares are treated as traded on an "established securities market," a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If you convert United States dollars to Nuevos Soles and immediately use that currency to purchase ordinary shares, such conversion generally will not result in taxable gain or loss to you.

With respect to the sale or exchange of ordinary shares, the amount realized generally will be the United States dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the ordinary shares are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the United States dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

If any non-US withholding tax is imposed on the sale or disposition of shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of such withholding tax. The availability of U.S. foreign tax credits for these non-U.S. taxes and any non-U.S. taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their independent tax advisors regarding the application of the U.S. foreign tax credit rules to their acquisition ownership, and disposition of shares.

PFIC Rules

U.S. holders should carefully consider the discussion below regarding our potential treatment as a PFIC for U.S. federal income tax purposes.

In general, if, during any taxable year of a non-U.S. corporation, 75% or more of the corporation's gross income consists of certain types of "passive income," or the average value during a taxable year of the "passive assets" of the corporation (generally assets that generate passive income) is 50% or more of the average value of all of its assets, the corporation will be classified as a PFIC under U.S. federal income tax law. Passive income for this purpose generally, among other things, includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Certain exceptions are provided, however, for passive income derived in the conduct of an active business.

The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it received directly its proportionate share of the income and as if it held its proportionate share of the assets of any other corporation in which it owns at least 25% of the value of the stock. Under the look-through rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries, including Interbank and Interseguro for purposes of the PFIC determination. As noted below, the assets and income of Interbank and Interseguro are subject to special rules under the PFIC regime.

Assets and Income of Interbank under the PFIC Rules

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive assets under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the "active bank exception"). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

tax purposes depends on our future profitability and other factors, many of which are beyond our control. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Cash dividends (including amounts withheld in respect of any non-U.S. taxes) paid with respect to the shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder.

These dividends will not be eligible for the dividends received deduction allowed to corporate U.S. holders. To the extent that such a distribution exceeds the amount of our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted tax basis in the shares, and thereafter as capital gain (provided that the shares are held as capital assets).

Under current U.S. federal income scheduled to expire on December 31, 2010, certain non-corporate U.S. holders (including individuals) can qualify for a preferential U.S. federal income tax rate (maximum rate of 15%) for dividends that represent "qualified dividend income," subject to applicable limitations and conditions. Dividends paid on the shares are not expected to be treated as qualified dividend income, however, because the shares are not readily tradable on an established securities market in the United States and there is no tax treaty with the United States under which we are eligible for benefits. As such, dividends on our common shares will be taxable of the regular U.S. federal income tax rates applicable to ordinary income.

A dividend paid in a non-U.S. currency will be includible in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividend is received by the U.S. holder, regardless of whether the payment is in fact converted to U.S. dollars. If a dividend paid in a non-U.S. currency is converted into U.S. dollars on the day the dividend is received by the U.S. holder, the U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. holder through the date such payment is converted into U.S. dollars (or otherwise disposed of) generally will be treated as U.S. source ordinary income or loss. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any sales received by the U.S. holder are not converted into U.S. dollars on the date of receipt.

Dividends received by a U.S. holder with respect to our shares will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, Peruvian or Panamanian tax, if any, withheld on distributions may be treated as foreign tax eligible for deduction from a U.S. holder's taxable income or for credit against the U.S. holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, the dividends we pay generally should constitute "passive income," or in the case of certain U.S. holders, "financial services income," and, for taxable years beginning after December 31, 2006, the dividends generally should constitute "passive category income," or in the case of certain U.S. holders, "general category income." The rules with respect to foreign tax credits are complex and prospective investors should consult their independent tax advisors as to foreign tax credit implications of dividends paid by us.

Taxation of Capital Gains

Gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of shares generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the taxable disposition and such U.S. holder's adjusted basis in the shares. Capital gains of certain non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation under current U.S. federal income tax law. The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

Because final regulations have not been issued and because the notice and the proposed regulations are inconsistent, Interbank's and therefore our status under the PFIC rules is subject to uncertainty. While we conduct, and intend to continue to conduct, a significant banking business, there can be no assurance that we will satisfy the specific requirements for the active bank exception under either the IRS notice or the proposed regulations. It is therefore possible that a significant portion of the assets and income of Interbank may be treated as passive.

Assets and Income of Interseguro under the PFIC Rules

While passive income generally includes interest, dividends, annuities and other investment income, the PFIC rules provide that income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . . is not treated as passive income." The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect, for purposes of the PFIC rules, that Interseguro will be predominantly engaged in the active conduct of an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. No assurance can be provided, however, that changes in our business operations or in the application of U.S. federal income tax law will not affect the ability of Interseguro to qualify for the active insurance income exception. In this regard, there currently are no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming.

Consequences of PFIC Status

Although the matter is not free from doubt, based on our currently anticipated business plans, we do not believe that we are or will be a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year, a U.S. holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of shares, and (b) any "excess distribution" made by us to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the shares exceed 125% of the average annual distributions the U.S. holder received on the shares during the preceding three taxable years or, if shorter, the U.S. holder's holding period for the shares). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder's holding period for the shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, in the event we are classified as a PFIC, similar rules would apply to "excess distributions" or gains with respect to subsidiary PFICs held directly or indirectly by us, even if the proceeds are not distributed to our shareholders.

A U.S. holder may be able to mitigate these tax consequences by electing mark-to-market treatment for its shares, provided the relevant shares constitute "marketable stock" as defined in Treasury regulations. Our shares will be "marketable stock" if they are "regularly traded" on a "qualified exchange or other market." Our shares will be treated as listed on a "qualified exchange or other market" for purposes of the relevant Treasury regulations if the exchange on which they are listed has sufficient trading volume, listing, financial disclosure and surveillance, is regulated or supervised by a governmental authority of the country in which the market is located, and meets certain other characteristics. It is unclear whether the BVL would meet the requirements for a qualified exchange and whether there would be sufficient trading of the shares for the shares to be characterized as "regularly traded." Thus, no assurance can be provided that mark-to-market treatment will be available for the shares.

A U.S. holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the shares had been sold at fair market value. Any gain recognized by the U.S. holder under mark-to-market election, including on an actual sale, would be treated as ordinary income, and the

U.S. holder would be allowed an ordinary deduction for any decrease in the value of shares as of the end of any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of shares would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. holder's tax basis in shares would increase or decrease by gain or loss taken into account under the mark-to-market regime.

A mark-to-market election under the PFIC rules applies to all future years of an electing U.S. holder during which the shares are regularly traded on a qualifying exchange, unless revoked with the IRS's consent. A mark-to-market election under the PFIC rules with respect to shares would not apply to a lower tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower tier PFIC. Consequently, U.S. holders of shares could be subject to the PFIC rules with respect to income of the lower tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments.

Information Reporting and Backup Withholding

Information reporting requirements will apply to dividends in respect of the shares or the proceeds from the sale, exchange, or redemption of the shares paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax (currently at a 28% rate) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with, or establish exemption from, such backup withholding tax requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Panamanian Taxation

The following is a summary of the principal Panamanian income tax consequences resulting from the beneficial ownership and disposition of our common shares by certain persons. This summary is based on the Panamanian Tax Code of 1956, as amended, other applicable tax laws, decrees and regulations issued thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws, decrees, regulations and interpretations occurring after such date, possibly with retroactive effect. This summary is intended as a descriptive summary only and is not a complete analysis or listing of all potential Panamanian income tax consequences to purchasers of our common shares. The summary does not address the tax treatment of potential purchasers that may be subject to special income tax and withholding rules. The summary is not intended as tax advice to any particular person, nor does it purport to furnish information on the level of detail or with attention to a purchaser's specific tax circumstances that would be provided by a purchaser's own tax advisor. Prospective purchasers are urged to consult their own tax advisors as to the precise Panamanian and other tax consequences of acquiring, owning and disposing of our common shares.

Panamanian Income Tax Structure

Panama's income tax law is essentially territorial. Consequently, income tax is levied only upon income or gains derived from income deemed to arise from Panamanian sources, while income not deemed to be Panamanian source income is not subject to Panamanian income taxes.

Taxation of Dividends

In light of the above, dividend income is not subject to income tax in Panama if the profits to which the dividends relate are not Panamanian source income. Moreover, dividends on dividend income are not subject to income tax in Panama. Accordingly, because we are a holding company that does not perform income generating activities in Panama and our income is generated exclusively from activities outside of Panama, dividend payments made with respect to our common shares would not be subject to income tax or withholding requirements in Panama.

Taxation of Capital Gains

Under the tax principles set forth above, because we generate income only from foreign or non-Panamanian sources, any capital gains realized by a holder of common shares on the sale or other disposition thereof will be exempt from income or capital gains tax in Panama.

Stamp and Other Taxes

The common shares, and any document containing an agreement providing for the sale or disposition thereof, are not subject to stamp, registration or similar taxes, unless the respective documents shall be used before the courts or administrative authorities of Panama, in which case the stamp tax shall be paid at that time.

There are no sales, transfer or inheritance taxes applicable to the sale or disposition of common shares.

Foreign Investors

Because the gains realized on the sale and disposition of common shares are not subject to income tax as indicated above, a person domiciled outside of Panama is not required to file a tax return in Panama solely by reason of his or her purchase or ownership of common shares.

The foregoing discussion of Peruvian, United States and Panamanian tax consideration is intended only to provide a general description of the principal relevant factors. The discussion is not intended as tax advice to any particular investor, which advice can be rendered only in light of that investor's particular tax situation. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK.

CERTAIN ERISA CONSIDERATIONS

This disclosure was written in connection with the promotion and marketing of common shares by Intergroup and the selling shareholders and the joint book-running managers, and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Code. Prospective purchasers of the common shares should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans ("ERISA Plans"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, "Plans")) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if the common shares are acquired by a Plan with respect to which the issuer, the selling shareholders, the initial purchasers or any of their respective affiliates is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire a share and the circumstances under which such decision is made. Included among these exemptions are Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code relating to transactions involving non-fiduciary service providers who are parties in interest or disqualified persons and Prohibited Transaction Class Exemption ("PTCE") 96-23 (relating to transactions directed by an "in-house asset manager"); PTCE 95-60 (relating to transactions involving insurance company general accounts); PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a "qualified professional asset manager") and PTCE 90-1 (relating to investments by insurance company pooled separate accounts). There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving a Plan which might be construed as a prohibited transaction.

Any Plan fiduciary that proposes to cause a Plan to purchase the common shares should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Foreign plans, governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or foreign laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code ("Similar Law"). Fiduciaries of any such plans should consult with their counsel before purchasing common shares to determine the need for, if necessary, and the availability of, any exemptive relief under any Similar Law.

Each purchaser of the common shares will be deemed to have represented and agreed either: (A) the purchaser is not (i) a Plan, (ii) an entity whose underlying assets are considered "plan assets" within the meaning of ERISA and 29 C.F.R. § 2510.3-101 or (iii) a foreign, governmental or church plan subject to

Similar Law or (B) the purchaser's purchase, holding and subsequent disposition of the common shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code in accordance with one or more available statutory or administrative exemptions and are otherwise permissible under all applicable Similar Laws.

The sale of any common shares or any interest therein to a Plan or a governmental, church or foreign plan that is subject to Similar Laws is in no respect a representation by the selling shareholders, the issuer, the initial purchaser or their respective affiliates, that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular such plan; that the prohibited transaction exemptions described above, or any other prohibited transaction exemption, would apply to such an investment by such plan in general or any particular such plan; or that such an investment is appropriate for such plan generally or any particular such plan.

The discussion of ERISA and Section 4975 of the Code contained in this offering memorandum, is, of necessity, general, and does not purport to be complete. Moreover, the provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. Therefore, the matters discussed above may be affected by future regulations, rulings and court decisions, some of which may have retroactive application and effect.

PLAN OF DISTRIBUTION

Citigroup Global Markets Inc., or Citi, is acting as global coordinator of the offering. Citi and Credit Suisse Securities (USA) LLC, or CS, are acting as joint book-runners of the offering and as representatives of the initial purchasers named below. Subject to the terms and conditions stated in the purchase agreement dated the date of this offering memorandum, each initial purchaser named below has agreed to purchase the number of common shares set forth opposite the initial purchaser's name:

Initial Purchasers	Number of Common Shares
Citigroup Global Markets Inc.	9,134,616
Credit Suisse Securities (USA) LLC	9,134,615
Total	18,269,231

The purchase agreement provides that the obligations of the initial purchasers to purchase the common shares are subject to approval of legal matters by counsel and to other conditions. The initial purchasers must purchase all of the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares. We and the selling shareholders also have entered into a placement agency agreement with Citicorp Peru S.A., Sociedad Agente de Bolsa and Centura Sociedad Agente de Bolsa S.A., acting as placement agents, providing for the concurrent offer and sale of common shares in Peru. The offering price per common share in this offering and the Peruvian offering is the same. In addition, the global and the Peruvian offerings are each conditioned on the closing of the other.

The common shares to be offered pursuant to each offering are subject to reallocation, without any limitation, between the offering in Peru and offering outside of Peru, as may be determined by Citi, CS, Peruvian placement agents and the selling shareholders.

We and the selling shareholders will pay to the initial purchasers a commission equal to US$0.525 per common share in this offering. Therefore, the initial purchasers will receive in connection with this offering total commissions of US$9,591,346. We also expect to incur additional expenses in the global offering of approximately US$1.3 million.

The initial purchasers propose to resell the common shares at the offering price set forth on the cover page of this offering memorandum within the United States to qualified institutional buyers (as defined in Rule 144A) in reliance on Rule 144A and outside the United States in reliance on Regulation S. The price at which the common shares are offered may be changed at any time without notice.

The common shares have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of common shares within the United States by a dealer that is not participating in this offering may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

IFH and IFC have granted to the initial purchasers an option, exercisable for 30 days from the date of this offering memorandum, to purchase up to 2,884,615 additional common shares at the offering price less the discount. The initial purchasers may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each initial purchaser must purchase a number of additional common shares approximately proportionate to that initial purchaser's initial purchase commitment.

We, our officers and directors and our selling shareholders have agreed that, for a period of 180 days from the date of this offering memorandum, we and they will not, without the prior written consent of Citi and CS, dispose of or hedge any of the common shares, subject to certain exceptions. Citi and CS, in their sole discretion may release any of the securities subject to these lock-up agreements at anytime without notice.

Each initial purchaser has represented, warranted and agreed that:

- It has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any common shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
- It has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of any common shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;
- It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares included in this offering in, from or otherwise involving the United Kingdom;
- The offer in The Netherlands of the common shares included in this offering is exclusively limited to the persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises);
- (1) It has not offered or sold and will not offer or sell the common shares in Hong Kong SAR by means of this offering memorandum or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this offering memorandum, any other offering material or any advertisement, invitation or document relating to the common shares, otherwise than with respect to common shares intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;
- The common shares offered in this offering memorandum have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the common shares in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law; and
- This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares, may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
- The common shares and the information contained in this offering memorandum, have not been and will not be registered with or approved by the *Comisión Nacional de Valores de Panamá* (Panamanian National Securities Commission), nor the *Bolsa de Valores de Panamá, S.A.* (Panamanian Stock Exchange). Accordingly, the common shares cannot be offered or sold in Panama, except in transactions exempted from the registration requirements of the securities laws and regulations of Panama.

- The offering of the common shares has not been, and will not be, submitted to, or registered with, the Brazilian Securities Commission (*Comissão de Valores Mobiliários – CVM*). Accordingly, the common shares may not be offered or sold in Brazil in circumstances that constitute a public offering or distribution according to Brazilian laws and regulations. Documents relating to the offering of the common shares, including this offering memorandum, may not be supplied or made generally available to the public in Brazil or be used in connection with an offer for subscription or sale to the public in Brazil.

- The common shares will not be publicly offered in Argentina. Therefore, this offering memorandum has not been, and will not be, registered with the *Comisión Nacional de Valores*. This offer does not constitute a public offering of common shares within the scope of the Argentine Securities Law N° 17.811.

  This offering memorandum and other offering materials relating to the offer of the common shares are being supplied only to those investors who have expressly requested it. They are strictly confidential and may not be distributed to any person or entity other than the recipients hereof.

The offering of the common shares has not been registered pursuant to the Italian securities legislation and, accordingly, each of joint book-running managers represents and agrees that it has not offered or sold, and will not offer or sell, any common shares in the Republic of Italy in a solicitation to the public, and that sales of the common shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange controls and other applicable laws and regulations.

Each of the joint book-running managers represents and agrees that it will not offer, sell or deliver any common shares or distribute copies any document relating to the common shares in the Republic of Italy except:

- to "Professional Investors", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998, as amended ("CONSOB Regulation No. 11522"), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended ("Italian Financial Act"); or

- in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the common shares or any document relating to the common shares in the Republic of Italy must be:

- made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and

- in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the common shares in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the common shares are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of the common shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the common shares were purchased, unless an exemption provided for under the Italian Financial Act applies.

This offering memorandum is not being distributed in the context of a public offering in France within the meaning of Article L.411-1 of the *Code monétaire et financier*, and has therefore not been submitted to the *Autorité des marchés financiers* for prior approval and clearance procedure.

Each of the initial purchasers and Intergroup represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, the shares to the public in France, and has not distributed or caused to be distributed, and will not distribute or cause to be distributed, to the public in France, this document or any other offering materials relating to the shares. Nevertheless, the shares, can be offered, sold or distributed and the prospectus or any supplement or replacement or any material relating to the shares may be distributed or caused to be distributed, in France, only to:

- providers of investment services relating to portfolio management for the account of third parties; and/or
- qualified investors ("*investisseurs qualifiés*"); and/or
- a restricted circle of investors ("*cercle restreint d'investisseurs*");

all as defined in and in accordance with Articles L.411-2, D.411-1 to D.411-3 or 4 of the *Code monétaire et financier.*

Investors in France falling within the qualified investors or restricted circle of investor exemptions may only participate in the issue of the shares for their own account in accordance with the conditions set out in Articles L.411-2, D.411-1 to D.411-3 or 4, D.734-1, D.744-1, D.754-1 and D.764-1 of the *Code monétaire et financier.* The common shares may only be issued, directly or indirectly, to the public in France in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the *Code monétaire et financier.*

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, each initial purchaser has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of the common shares to the public in that Relevant Member State prior to the publication of an offering circular in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the common shares to the public in that Relevant Member State at any time:

- to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
- in any other circumstances which do not require the publication by our company of a prospectus pursuant to Article 3 of the Prospectus Directive.

Buyers of the common shares sold by the initial purchasers may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the offering price.

Prior to this offering, there has been no public market for the common shares. Consequently, the offering price for the common shares was determined by negotiations between us and the selling shareholders. Among the factors considered in determining the offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company.

The common shares will constitute a new class of securities with no established trading market. The common shares will be listed on the BVL. The common shares are expected to be eligible for trading in the Portal Market, the National Association of Securities Dealers' screen-based automated market for trading of securities eligible for resale under Rule 144A. However, we cannot assure you that the prices at which the common shares will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the common shares will develop and continue after this offering. The initial purchasers have advised us that they currently intend to make a market in the common shares. However, they are not obligated to do so and they may discontinue any market-making activities with respect to the common shares at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of any shelf registration statement. Accordingly, we cannot assure you as to the liquidity of or the trading market for the common shares.

In connection with this offering, Citi may purchase and sell the common shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of common shares in excess of the principal amount of common shares to be purchased by the initial purchasers in this offering, which creates a short position for the initial purchasers. Covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of common shares made for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citi may conduct these transactions in the over-the-counter market or otherwise. If Citi commences any of these transactions, it may discontinue them at any time.

The initial purchasers have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The initial purchasers may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We and the selling shareholders have agreed to indemnify the initial purchasers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the initial purchasers may be required to make because of any of those liabilities.

TRANSFER RESTRICTIONS

The common shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except to (a) qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (b) persons in offshore transactions in reliance on Regulation S.

Each purchaser of common shares offered, otherwise than in reliance on Regulation S (the "Restricted Common Shares"), will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S under the Securities Act are used herein as defined therein):

(1) The purchaser (A) (i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring such common shares for its own account or for the account of a qualified institutional buyer or (B) is not a U.S. person and is purchasing such common shares in an offshore transaction pursuant to Regulation S.

(2) The purchaser understands that the Restricted Common Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that such Restricted Common Shares have not been and will not be registered under the Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the common shares, such common shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in a transaction complying with the provisions of Rule 904 under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available), or (iv) pursuant to an effective registration statement under the Securities Act, in each of cases (i) through (iv) in accordance with any applicable securities laws of any State of the United States, and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the common shares from it of the resale restrictions referred to in (A) above.

(3) The purchaser understands that the Restricted Common Shares will, until the expiration of the applicable holding period with respect to the common shares set forth in Rule 144(k) of the Securities Act, unless otherwise agreed by Intergroup and the holder thereof, bear a legend substantially to the following effect (the "Restricted Legend"):

THIS COMMON SHARE OF INTERGROUP FINANCIAL SERVICES CORP. (THE "COMPANY") WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AND THIS COMMON SHARE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS COMMON SHARE IS HEREBY NOTIFIED THAT THE SELLER OF THIS COMMON SHARE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS COMMON SHARE AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS COMMON SHARE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND

(B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS COMMON SHARE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.

Each purchaser of common shares offered in reliance on Regulation S will be deemed to have represented and agreed that it is not a U.S. person and is purchasing such common shares in an offshore transaction (as such terms are defined in Regulation S) pursuant to Regulation S and understands that such common shares will, unless otherwise agreed by the Intergroup and the holder thereof, bear a legend substantially to the following effect (the "Regulation S Legend"):

> THIS COMMON SHARE ("REGULATION S COMMON SHARE"), OF INTERGROUP FINANCIAL SERVICES CORP. WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

Each purchaser of commons shares will be deemed to have represented and agreed that (I) the purchaser either: (A) is not a (i) Plan (which term includes (a) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and (b) plans that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), such as individual retirement accounts), (ii) an entity whose underlying assets are considered "plan assets" within the meaning of ERISA and 29 C.F.R. § 2510.3-101 or (iii) a foreign, governmental or church plan subject to Similar Law (which term includes federal, state, local or foreign laws or regulations that are substantially similar to the provisions of Title I of ERISA and Section 4975 of the Code); or (B) the purchaser's purchase, holding and subsequent disposition of the common shares either will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, in accordance with one or more available statutory or administrative exemptions, and are otherwise permissible under all applicable Similar Laws; and (II) the purchaser will not sell or otherwise transfer the common shares or any interest therein otherwise than to a purchaser or transferee that is deemed to make these same representations, warranties and agreements with respect to its purchase, holding and disposition of such common shares.

Restricted Common Shares may be exchanged for common shares not bearing the Restricted Common Shares Legend but bearing the Regulation S Legend upon certification by the transferor to the transfer agent that the transfer of any such Restricted Common Shares has been made in accordance with Rule 904 under the Securities Act.

In addition, each purchaser acknowledges that the common shares, and the information contained in this offering memorandum, have not been and will not be registered with or approved by the *Nacional de Valores de Panamá*, (Panamanian National Securities Commission) nor the *Bolsa de Valores de Panamá, S.A.* (Panamanian Stock Exchange). Accordingly, each purchaser acknowledges that our common shares have not been, and will not be, publicly offered or sold in Panama, that the Panamanian National Securities Commission has not reviewed the information contained in this offering memorandum, nor are the common shares subject to the supervision of the Panamanian National Securities Commission.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

By purchasing the common shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

- the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws,
- where required by law, that the purchaser is purchasing as principal and not as agent,
- the purchaser has reviewed the text above under "— Resale Restrictions," and
- the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this offering memorandum during the period of distribution will have a statutory right of action for damages, or while still the owner of the common shares, for rescission against us and the selling shareholders in the event that this offering memorandum contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common shares. If the purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the common shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well, as the experts named herein, and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada, and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

In connection with the offering, the joint book-running managers may effect transactions that stabilize or maintain the market price of the common shares at levels above those that might otherwise prevail in the open market. Such transactions may be effected on the over-the-counter market in the United States and on the BVL and shall be carried out in accordance with applicable rules and regulations. Such stabilizing, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with the common stock offering and U.S. law has been passed upon for us by Shearman & Sterling LLP, New York, New York, and, with respect to Peruvian law, by Miranda & Amado Abogados. The initial purchasers have been represented with respect to New York and U.S. law by White & Case LLP and, with respect to Peruvian law, by Estudio Echecopar. Certain legal matters with respect to Panamanian law have been passed upon by Arias, Alemán & Mora and the initial purchasers have been represented with respect to Panamanian law by Arias, Fábrega & Fábrega.

INDEPENDENT AUDITORS

The consolidated financial statements of Intergroup as of December 31, 2006 and 2005 included in this offering memorandum have been audited by Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young Global, independent auditors, as indicated in their report appearing herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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Translation of Interim Unaudited
Consolidated Financial Statements Originally Issued in Spanish — Note 24

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

Translation of Interim Unaudited
Consolidated Financial Statements Originally Issued in Spanish — Note 24

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of March 31, 2007 (unaudited) and December 31, 2006 (audited)

	Note	As of March 31, 2007	As of December 31, 2006
		S/(000)	S/(000)
Assets	5		
Cash and due from banks:			
Cash and clearing		361,955	394,963
Deposits in the Peruvian Central Bank — BCRP		873,502	832,947
Deposits in local and foreign banks		118,322	93,735
Restricted funds		660	660
Interest accrued on cash and due from banks		3,353	5,476
		1,357,792	1,327,781
Interbank funds		4,298	30,011
Accounts receivable from insurance operations		10,885	11,697
Marketable securities, net	6	1,957,849	1,867,828
Held-to-maturity investments, net	7	749,406	680,275
Loan portfolio, net	8	4,272,517	4,146,230
Realizable assets, assets received as payment and assets seized through legal actions, net		32,875	33,546
Permanent investments, net		21,060	17,574
Property, furniture and equipment, net		394,400	397,400
Accounts receivable and other assets	9	278,556	216,352
Deferred asset from income tax and workers' profit sharing	13	3,600	3,600
Discontinued operations		360,896	365,003
Total assets		9,444,134	9,097,297
Off-balance sheet accounts	16		
Contingent assets		5,973,219	6,203,272
Other off-balance sheet asset accounts		18,580,252	17,853,421
		24,553,471	24,056,693
Liabilities and shareholders' equity			
Deposits and obligations	10	5,987,130	5,760,732
Interbank funds		19,552	25,009
Short-term deposits from local and foreign financial entities		178,296	148,610
Accounts payable to insured parties		40	155
Due to banks and correspondents — short-term	11	88,730	53,443
Due to banks and correspondents — long-term	11	282,428	286,503
Accounts payable, provisions and other liabilities	9	203,247	221,445
Bonds and other obligations		269,412	270,886
Technical reserves for premiums and claims	12	1,268,707	1,238,180
Deferred liability from income tax and workers' profit sharing	13	5,662	8,003
Discontinued operations		266,119	270,502
Total liabilities		8,569,323	8,283,468
Shareholders' equity	14		
Intergroup shareholders' equity:			
Capital stock		772,493	349,331
Retained earnings		48,871	412,914
		821,364	762,245
Minority interest		53,447	51,584
Total shareholders' equity		874,811	813,829
Total liabilities and shareholders' equity		9,444,134	9,097,297
Off-balance sheet accounts	16		
Contingent liabilities		5,973,219	6,203,272
Other off-balance sheet liabilities accounts		18,580,252	17,853,421
		24,553,471	24,056,693

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of Interim Unaudited
Consolidated Financial Statements Originally Issued in Spanish — Note 24

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
For the Three-Month Periods Ended March 31, 2007 and 2006

	Note	For the Three-Month Period Ended March 31	
		2007	2006
		S/(000)	S/(000)
Financial income	17	279,176	208,176
Financial expenses	17	(63,094)	(42,380)
Gross financial margin		216,082	165,796
Provision for loan losses, net	8(c)	(39,831)	(33,755)
Provision for impairment of investments, net		—	(1,432)
Net financial margin		176,251	130,609
Fee income from financial services	18	64,427	54,202
Expenses relating to financial services	18	(6,356)	(5,648)
Result from insurance underwriting, net	19	(14,761)	(22,506)
Operating margin		219,561	156,657
Administrative expenses		(118,722)	(101,070)
Net operating margin		100,839	55,587
Provision for contingencies and other provisions		(2,202)	(1,387)
Depreciation of property, furniture and equipment and realizable assets		(11,239)	(9,721)
Amortization of intangibles		(1,774)	(1,948)
Amortization of goodwill		(853)	(810)
Operating income		84,771	41,721
Other income, net		4,592	7,824
Income before workers' profit sharing and income tax		89,363	49,545
Current and deferred workers' profit sharing	13	(2,549)	(1,985)
Current and deferred income tax	13	(18,149)	(11,315)
Income from continuing operation		68,665	36,245
Income (loss) from discontinued operation		277	(354)
Net income		68,942	35,891
Attributable to:			
IFS Shareholders		61,899	33,356
Minority interest		7,043	2,535
		68,942	35,891
Basic and diluted earnings per share (stated in Nuevos Soles)		0.756	0.414
Weighted average number of outstanding shares (in thousands of units)	1(a)	81,503	81,503

The accompanying notes are an integral part of these consolidated statements.

Translation of Interim Unaudited
Consolidated Financial Statements Originally Issued in Spanish — Note 24

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
For the Three-Month Periods Ended March 31, 2007 and 2006

	Attributable to IFS Shareholders				
	Capital Stock	Retained Earnings	Total	Minority Interest	Total Shareholder's Equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2006	349,331	277,130	626,461	41,722	668,183
Dividends	—	(49,060)	(49,060)	(1,917)	(50,977)
Net income	—	33,356	33,356	2,535	35,891
Other	—	(2,542)	(2,542)	1,693	(849)
Balances as of March 31, 2006	349,331	258,884	608,215	44,033	652,248
Balances as of January 1, 2007	349,331	412,914	762,245	51,584	813,829
Capitalization	423,162	(423,162)	—	—	—
Dividends received by Interbank and Interseguro Minority Shareholders	—	—	—	(6,168)	(6,168)
Net income	—	61,899	61,899	7,043	68,942
Other	—	(2,780)	(2,780)	988	(1,792)
Balances as of March 31, 2007	772,493	48,871	821,364	53,447	874,811

The accompanying notes are an integral part of these consolidated statements.

Translation of Interim Unaudited
Consolidated Financial Statements Originally Issued in Spanish — Note 24

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Three-Month Periods Ended March 31, 2007 and 2006

	For the Three-Month Period Ended March 31	
	2007	2006
	S/(000)	S/(000)
Reconciliation of net income to cash provided by operating activities		
Net income from continuing operation	68,665	36,245
Gain (loss) on discontinued operation	277	(354)
Adjustments to net income		
Add (less)		
Provision for loan losses, net	39,831	33,755
Provision for impairment of investments, net	—	1,432
Depreciation of property, furniture and equipment and realizable assets	11,239	9,721
Amortization of intangibles	1,774	1,948
Amortization of goodwill	853	810
Amortization of the lease payment to related entity	596	—
Provision for assets received as payment and seized through legal actions	554	492
Deferred workers' profit sharing and income tax	(2,341)	20
Result from sale of other marketable securities	(4,003)	(7,966)
Result from sale of held-to-maturity investments	(4,248)	—
Gain from sale of assets received as payment and seized through legal actions	(662)	(6,197)
Net changes in asset and liability accounts		
(Increase) decrease in receivable accrued interest	(1,699)	5,951
Increase in payable accrued interest	5,584	2,152
Net increase in other assets	(66,260)	(17,260)
Net (decrease) increase in other liabilities	(20,381)	9,886
Increase in technical reserves	30,527	69,588
Net cash provided by operating activities	60,306	140,223
Cash flows used in investing activities		
Purchase of property, furniture and equipment	(9,721)	(6,926)
Purchase of real state investments	(10,387)	—
Sale of property, furniture and equipment	—	50
Sale of assets received as payment and seized through legal actions	692	6,947
Purchase of intangibles	(240)	(581)
Net cash used in investing activities	(19,656)	(510)
Cash flows (used in) provided by financing activities		
Increase in loan portfolio, net	(162,094)	(17,437)
Increase in marketable securities, net and investments held-to-maturity, net	(140,748)	(105,493)
Collection of dividends net of permanent investments decrease	—	535
Increase in deposits and obligations	223,085	341,351
Increase in deposits in financial entities	29,686	4,287
Increase (decrease) in due to banks and correspondents	29,890	(6,712)
Decrease in securities, bonds and other obligations outstanding	(2,423)	(7,713)
Decrease in receivable interbank funds	25,713	41,508
(Decrease) increase in payable interbank funds	(5,457)	26,838
Payment of dividends to minority interest	(6,168)	(50,977)
Net cash (used in) provided by financing activities	(8,516)	226,187
Cash increase, net	32,134	365,900
Balance of cash at the beginning of year	1,322,305	1,335,445
Balance of cash at end of year	1,354,439	1,701,345
Non-cash flow financial transactions		
Changes in classification of marketable securities to held-to-maturity investments	—	291,490

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2007, December 31, 2006 and March 31, 2006

1. Business Activity and Reorganization

(a) Business activity —

Intergroup Financial Services Corp. (hereafter "Intergroup" or "the Company") is a holding corporation incorporated in Panama on September 19, 2006, as result of the restructuring of its shareholder structure (see the following paragraph), IFH Perú Ltd. (hereafter "IFH", a holding corporation incorporated in the Bahamas in 1997). As of the date of this report, IFH holds, directly and indirectly, 96.5% of the Company's capital stock, see (b) and Note 23(a).

"Interbank Group", which comprises several companies which operate in Peru and other countries, through IFH, its principal holding company, began the reorganization of its Subsidiaries in 2006, in order to present a more effective structure, through the creation of new holding companies under the common control of IFH as principal shareholder. Intergroup is a holding company created for the purpose of grouping Peruvian financial companies that are part of the Interbank Group. As a consequence of the reorganization, on January 19, 2007, IFH transferred to Intergroup all the shares it held, directly and indirectly, in Banco Internacional del Perú S.A.A. — Interbank (hereafter "the Bank") (approximately 373,262,000 shares) and in Interseguro Compañía de Seguros de Vida S.A. (hereafter "Interseguro") (approximately 87,275,000 shares) in exchange for approximately 81,503,000 Intergroup shares. The share exchange ratio was fixed according to the Lima Stock Exchange quotation as of the date of the transaction, which was approximately S/6.00 and S/4.12 per each Bank and Interseguro share, respectively, and an exchange rate of S/3.189 to one dollar.

Because the above-described restructuring of Interbank Group has not represented an effective change in IFH's control of the Subsidiaries now grouped under Intergroup, according to generally accepted accounting principles for financial and insurance entities in Peru the transfers of shares related to the restructuring of the Interbank Group were made between entities under common control; therefore, the transfers were accounted for using the pooling-of-interest method and at their historical book values. The accompanying consolidated financial statements have been prepared under the assumptions that the reorganization took place as of the beginning of the earliest year presented herein and that Intergroup was operating during each of the periods presented. The financial statements as of March 31, 2007 and December 31, 2006 reflect Intergroup as having and interest of approximately 96 in the Bank and of approximately 82 in Interseguro.

The operations of Intergroup and its Subsidiaries are concentrated in Peru. Their main activities and assets, liabilities and equity levels are described in Note 2 to the accompanying consolidated financial statements.

Intergroup's legal domicile is 50 Street and 74 Street, Georges Bank Building, Panama. The legal address of the Company's Management and its administrative offices is Av. Carlos Villarán 140, Urb. Santa Catalina, La Victoria, Lima, Peru.

(b) Company's reorganization

IFH and the Company have started a process for the issue and sale of shares, which will be completed in 2007. After the aforementioned transactions, IFH will continue to hold control of the Company, directly and indirectly. Likewise, as part of the Interbank Group's restructuring, IFH approved at a General Shareholders' Meeting held on August 29, 2006, the transfer of the Bank's and Interseguro's shares in Supermercados Peruanos S.A. (approximately 60.11% of the capital stock of that entity) to a new subsidiary of IFH. Accordingly, in compliance with accounting principles generally accepted in Peru for financial and insurance entities, the investment in Supermercados Peruanos S.A. is presented in the accompanying consolidated financial statements as a "Discontinued operation", see Note 23(b).

2. Subsidiaries's activities

The business activities of the Company's Subsidiaries are described below:

Banco Internacional del Perú S.A.A. — Interbank

The Bank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y Administradoras de Fondos de Pensiones (hereafter the "SBS" for its Spanish acronym), to perform multiple banking activities in accordance with Peruvian law.

The Bank's operations are governed by the General Law of the Financial and Insurance Systems and the Organic Law of the Banking and Insurance Superintendency — Law 26702 (hereafter the "Banking and Insurance Law"). The Bank is authorized to receive deposits from third parties and invest such funds together with its own capital in granting loans and acquiring of securities. The Bank is also entitled to grant letters of guaranty and stand-by letters of credit, provide a full range of financial intermediation or banking services and perform any other activity permitted by the Banking and Insurance Law.

As of March 31, 2007 and December 31, 2006, the Bank had 114 and 112 offices, respectively, and the following wholly-owned Subsidiaries:

Subsidiary	Activity
Interfondos S.A. Sociedad Administradora de Fondos	As of March 31, 2007 and December 31, 2006, managed 8 and 7 mutual and investment funds with combined assets for approximately S/1,540 million and S/1,335 million, respectively.
Internacional de Títulos Sociedad Titulizadora S.A. — Intertítulos S.T.	As of March 31, 2007 and December 31, 2006, managed 13 and 12 securitization funds, respectively, with combined assets for approximately S/1,269 million and S/1,322 million, respectively.
Inversiones Huancavelica S.A.	Real estate activities.
Contacto Servicios Integrales de Crédito y Cobranzas S.A.	Collection services.
Corporación Inmobiliaria de La Unión 600 S.A.	Real estate activities, owner of the Bank's former corporate headquarters.

Interseguro Compañía de Seguros de Vida S.A.

Interseguro was incorporated in Peru and began its operations in 1998. Interseguro is authorized by the SBS to offer life insurance products, annuities and other as authorized by Peruvian law, such as compulsory traffic accident insurance. Interseguro's operations are governed by the Banking and Insurance Law.

As of March 31, 2007 and December 31, 2006, Interseguro had one wholly-owned Subsidiary, Real Plaza S.A, an entity engaged in the administration of a shopping and entertainment complex called "Centro Comercial Real Plaza", located in Chiclayo, Peru.

The table below presents a summary of the consolidated financial statements of Interbank and Interseguro, before the eliminations for their consolidation with Intergroup, as of March 31, 2007 (unaudited) and as of December 31, 2006 (audited), and for the three month periods ended on March 31, 2007 and 2006 (unaudited):

	Percentage of Participation		Total Assets		Total Liabilities		Total Shareholders' Equity		Net Income	
Entity	March 31, 2007 and December 31, 2006	March 31, 2006	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006	March 31, 2007	March 31, 2006
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco Internacional del Perú S.A.A. and Subsidiaries . . .	96.24	96.05	7,659,887	7,384,996	7,025,802	6,718,468	634,085	666,528	41,865	27,386
Interseguro Compañía de Seguros de Vida S.A. and Subsidiary	81.99	81.99	1,520,665	1,459,032	1,357,077	1,306,674	163,588	152,358	30,366	8,524

3. Significant accounting policies

In preparing and presenting the accompanying consolidated financial statements, the Company's Management has complied with the regulations established by the SBS in force in Peru these regulation are consistent with the principles used in the preparation of the consolidated financial statements as of December 31, 2006.

Through SBS Resolution No. 1737-2006, the SBS approved new regulations for the accounting of derivative financial instruments, establishing accounting criteria for derivative financial instruments, which are consistent with the criteria in IAS 39, Financial Instruments: Recognition, and Measurement effective in Peru. These Regulations are effective since January 1, 2007 and have be adopted by March 31, 2007; the SBS has granted the Bank an extension to adopt this resolution until the SBS publishes certain specifications and modifications of said resolution.

Certain accounting practices applied by Intergroup that conform to generally accepted accounting principles in Peru for financial and insurance entities may differ in certain significant respects from generally accepted accounting principles in other countries.

The Company's Management has used certain estimations and assumptions for the preparation of the interim consolidated financial information, such as the provision for loan losses, valuation of marketable securities and investments, useful life and recoverable value of properties, furniture and equipment and intangible assets; the allowance for realizable assets, assets received as payment and seized through legal actions; the technical reserve for premiums and claims; the valuation of derivative instruments, and the calculation of deferred income tax and workers' profit sharing, among others; therefore, the final results could differ from the amounts recorded by the Company and its Subsidiaries.

4. Transactions in foreign currency and exchange risk exposure

Transactions in foreign currency are carried out using exchange rates prevailing in the market.

As of March 31, 2007, the weighted average exchange rates in the market as published by the SBS for transactions in US dollars were S/3.182 for buying and S/3.184 for selling (S/3.194 for buying and S/3.197 for selling, as of December 31, 2006). As of March 31, 2007, the exchange rate established by the SBS to record assets and liabilities in foreign currency was S/3.183 for each US dollar (S/3.196 as of December 31, 2006).

The table below presents a detail of the Company's and its Subsidiaries' foreign currency assets and liabilities (stated in US dollars):

	As of March 31, 2007	As of December 31, 2006
	US$(000)	US$(000)
Assets		
Cash and due from banks	360,731	349,326
Interbanks funds	1,350	—
Marketable securities, net	362,121	328,763
Held-to-maturity investments, net	148,067	171,088
Loan portfolio, net	775,261	750,061
Permanent investments, net	682	682
Accounts receivable and other assets	41,794	24,453
	1,690,006	1,624,373
Liabilities		
Deposits and obligations	1,073,502	1,125,728
Deposits from financial entities	13,269	10,263
Due to banks and correspondents	116,387	105,931
Bonds and obligations	65,637	65,885
Accounts payable, provisions and other liabilities	34,468	37,530
Technical reserves for premiums and claims	317,072	307,759
	1,620,335	1,653,096
Derivative transactions — Net sale position	87,087	4,347
Net liability position	17,416	33,070

As of March 31, 2007, the net sale position from derivative transactions corresponds to foreign currency forward purchase and sale contracts in the nominal amounts of approximately US$103,430,000 and US$190,517,000, equivalent to approximately S/329,217,000 and S/606,416,000, respectively (US$212,189,000 and US$216,536,000 as of December 31, 2006, equivalent to approximately S/678,155,000 and S/692,049,000, respectively), see note 16.

As of March 31, 2007, Intergroup and its Subsidiaries have indirect loans in foreign currency of approximately US$252,562,000, equivalent to S/803,904,000 (US$275,136,000, equivalent to S/879,335,000 as of December 31, 2006).

5. Cash and due from banks

As of March 31, 2007, cash and due from banks includes approximately US$274,764,000 and S/156,078,000 (US$282,675,000 and S/127,001,000 as of December 31, 2006) representing the legal reserve that the Bank must establish for deposits received from third parties. These funds are kept in the Bank's vaults and in the Central Reserve Bank of Peru (hereafter "BCRP" for its Spanish acronym). The Bank maintains such legal reserve within the limits required by current regulations.

The legal reserve maintained by the Bank at the BCRP does not accrue interest, except for deposits in foreign currency that exceed the minimum legal reserve requirement. As of March 31, 2007, the monthly amount by which foreign currency deposits exceeded minimum legal reserve requirements was approximately US$16,646,000, equivalent to S/52,984,000 (US$40,974,000, equivalent to S/130,378,000 as of December 31, 2006). These excess amounts accrued interest at an average annual rate for the month of March 2007 of 3.0 percent (2.70 percent for the month of December 2006).

Deposits in local and foreign banks are mainly in Peruvian Nuevos Soles and US dollars. All amounts are unrestricted and bear interest at market rates. As of March 31, 2007 and December 31, 2006, Intergroup and its Subsidiaries do not have significant deposits in any financial institution.

6. Marketable securities, net

(a) The table below presents the components of this caption:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Marketable securities held for trading —		
Investment in shares quoted on the Lima Stock Exchange	3,317	3,706
Peruvian sovereign bonds	102,257	133,547
	105,574	137,253
Marketable securities available for sale —		
Public Treasury Bonds:		
— Peruvian global bonds(b)	550,638	553,463
— Peruvian sovereign bonds	32,244	171,908
— Colombian sovereign bonds	51,076	32,511
— Mexican sovereign bonds	29,945	15,490
RFA bonds (Peru)	4,790	4,810
FOPE bonds (Peru)	1,076	1,080
Negotiable bank certificates issued by the BCRP	495,426	374,962
Financial and corporate bonds	395,607	346,961
Credit Suisse, Nassau Branch — variable coupon principal protected notes (Royalty Pharma)	46,068	46,260
Royalty Pharma Cayman Partners, LP shares	1,866	1,944
Mutual and investment funds participations	64,238	78,998
Shares of local private entities	128,686	88,551
Shares of foreign entities	38,253	—
Equity investments received through loans capitalizations:		
— Agro Guayabito S.A. (Peru)	24,842	24,842
— Cosapi S.A. (Peru)	6,172	6,980
Commercial papers and securitization bonds issued by Peruvian entities	29	31
	1,870,956	1,748,791

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Less —		
Allowance for impairment of Agro Guayabito S.A.	(24,842)	(24,842)
Allowance for impairment of Cosapi S.A.	(4,101)	(4,118)
Allowance for impairment of other marketable securities available for sale	(11,951)	(11,955)
Total allowance for impairment of marketable securities available for sale	(40,894)	(40,915)
Marketable securities, net	1,935,636	1,845,129
Plus — Accrued interest on marketable securities	22,213	22,699
Total	1,957,849	1,867,828

(b) As of March 31, 2007 and December 31, 2006, the Peruvian Global bonds are denominated in dollars, have maturities between July 2025 and November 2033 and accrue effective annual interest rates between 7.35 and 8.75 percent.

As of March 31, 2007 the Bank had repurchase agreements for part of its Peruvian Global Bonds portfolio for a nominal value of approximately S/127,320,000 with repurchase commitment dates in April, 2007 (a nominal value of approximately S/207,740,000, as of December 31, 2006, with repurchase commitment dates in January, 2007).

(c) The table below presents the reconciliation of book to market value of marketable securities as of March 31, 2007 and December 31, 2006:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Gross book value	1,976,530	1,886,044
Unrealized losses	(40,894)	(40,915)
Unrealized gains	73,817	73,597
Estimated market value	2,009,453	1,918,726

Management has estimated the fair value of its marketable securities using market price quotations from Centralized Mechanisms of Trading or, if a quotation is not available, by discounting the expected future cash flows at an interest rate that reflects the risk classification of the financial instrument and equity value for capitalized loans.

(d) Interseguro is subject to diversification limits, by issuer and by economic group, as well as other limits established by the SBS. In the opinion of Management, as of March 31, 2007 and December 31, 2006, Interseguro had complied with all investment limits established by the SBS.

7. Held-to-maturity investments, net

(a) The table below presents the components of this caption:

Description	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Sovereign bonds(b)	345,852	287,059
Corporate and financial bonds(c)	207,872	211,610
Real estate investments	116,837	100,951
Real estate projects	31,743	31,884
Credit Suisse Nassau Branch — variable coupon principal protected notes (Royalty Pharma)	28,392	28,508
Certificates of deposits of the Peruvian Financial System	12,046	13,854
	742,742	673,866
Less — Allowance for held-to-maturity investments	(681)	(684)
Add — Accrued interest on held-to-maturity investments	7,345	7,093
	749,406	680,275

(b) The table below presents the balance corresponding to sovereign bonds, which are held by Interseguro, as of March 31, 2007 and December 31, 2006:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Peruvian sovereign bonds	297,149	190,920
Mexican sovereign bonds	14,000	61,208
Brazilian sovereign bonds	21,985	22,114
Colombian sovereign bonds	12,718	12,817
	345,852	287,059

As of March 31, 2007 and December 31, 2006, these bonds had maturities between September 2008 and July 2035, and accrued effective annual interest rates between 5.20 and 11.67 percent in US dollars and, as of March 31, 2007, accrued effective annual interest rates between 5.30 and 5.50 percent in Peruvian Nuevos Soles.

(c) The table below presents the balance corresponding to corporate and financial, Peruvian and foreign bonds, which are held by Interseguro, as of March 31, 2007 and December 31, 2006:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Peruvian issuers		
Southern Perú Copper Corporation — Sucursal del Perú	33,644	33,797
Consorcio Transmantaro S.A.	20,577	20,766
Minera Yanacocha S.R.L.	19,297	19,385
Graña y Montero S.A.	15,947	17,485
Empresa de Generación Eléctrica Cahua S.A.	13,917	14,379
Others	31,867	32,805
Foreign issuers		
Petróleos Mexicanos S.A. de C.V.	36,750	36,967
Celulosa Arauco y Constitución S.A.	18,598	18,658
Votorantim Overseas IV (Brazil)	17,275	17,368
	207,872	211,610

As of March 31, 2007 and December 31, 2006, these bonds had maturities between September 2007 and July 2035, and accrue effective annual interest rates between 6.60 and 10.59 percent in Peruvian Nuevos Soles and between 5.27 and 8.00 percent in US dollars.

(d) As of March 31, 2007, the book value and the market value of the financial investments held-to-maturity was approximately S/594,162,000 and S/665,436,000, respectively (S/541,031,000 and S/577,161,000, respectively, as of December 31, 2006).

8. Loan portfolio, net

(a) The table below presents the components of this caption:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Overdrafts and advances	63,234	76,579
Credit cards	719,181	713,043
Loans	2,173,540	2,026,838
Mortgage loans	547,614	532,540
Leasing	550,738	484,084
Discounts	128,917	180,667
Factoring transactions	61,913	82,014
Loans to employees	22,596	22,515
Restructured and refinanced loans	219,457	216,076
Past due and under legal collection loans	86,330	84,960
	4,573,520	4,419,316
Add (less)		
Accrued interest from standing loans	40,292	36,236
Deferred interest and interest collected in advance	(122,096)	(109,338)
Allowance for possible loan losses	(219,199)	(199,984)
Total direct loan portfolio, net	4,272,517	4,146,230

(b) As of March 31, 2007 and December 31, 2006, the total direct and indirect loan portfolio before allowance for loan losses, is as follows:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Direct loan portfolio	4,573,530	4,419,316
Indirect loan portfolio, Note 16	1,116,712	1,148,074
Total	5,690,242	5,567,390

As of March 31, 2007 and December 31, 2006, 51 percent of the direct and indirect loan portfolio corresponded to 356 and 262 clients, respectively. Loans were mainly given to companies established in Peru or to companies whose shareholders have investments mainly in Peru.

(c) The table below presents the movement of the allowance for loan losses:

	As of March 31, 2007	As of December 31, 2006
	S/(000)(*)	S/(000)(*)
Balance at beginning of year	219,408	230,569
Provisions recognized as year expense	43,707	150,634
Recoveries	(3,876)	(24,866)
Write-offs, extinguishments and sales	(20,973)	(127,316)
Exchange difference, net	(456)	(9,613)
Balance at year end	237,810	219,408

(*) The allowance for loan losses includes a provision for contingent loans amounting to approximately S/18,611,000 as of March 31, 2007 (approximately S/19,424,000 as of December 31, 2006), which is recorded in the "Accounts payable, provisions and other liabilities" caption in the consolidated balance sheets, see Note 9.

In Management's opinion, the allowance for loan losses recorded as of March 31, 2007 and December 31, 2006 is in compliance with SBS rules and authorizations in effect as of those dates.

(f) Interest rates on loans are fixed based on the rates prevailing in the Peruvian market. During 2007 interest rates fluctuated between 0.19 and 5.75 percent per month in Peruvian Nuevos Soles (0.16 and 5.75 percent per month during 2006) and between 0.18 and 2.39 percent per month in US dollars (0.20 and 2.39 percent per month during 2006).

9. Accounts receivable and other assets, accounts payable, provisions and other liabilities

(a) The table below presents the components of this caption:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Accounts receivable and other assets		
Transactions in process(b)	91,925	53,738
Rights paid to related entity	34,579	35,175
Intangible assets, net	26,188	25,865
Other accounts receivable, net	37,677	23,703
Deferred charges	16,201	16,355
Accounts receivable related to derivative financial instruments	12,225	16,212
Value added tax credit	21,697	15,893
Lease (rent) paid in advance	11,231	11,472
Accounts receivable from Surco Inversiones S.A.	5,602	6,990
Income tax prepayments, net	15,859	3,669
Goodwill, net	1,525	2,378
Current accounts with reinsurance and co-insurance companies	—	673
Other	3,847	4,229
Total	278,556	216,352
Accounts payable, provisions and other liabilities		
Transactions in process(b)	63,905	81,452
Other accounts payable	69,018	59,847
Provision for losses on contingent loans, Note 8(c)	18,611	19,424
Workers' profit sharing and salaries payable	15,837	19,184
Account payable to Tabacalera Nacional S.A.	—	12,784
Other provisions for contingencies	8,890	6,690
Accounts payable related to derivative financial instruments	2,045	3,609
Other	24,941	18,455
Total	203,247	221,445

(b) Transactions in process include deposits received, loans disbursed, payments collected, funds transferred and other similar types of transactions made in the last days of the month and reclassified to their final account on the first days of the following month. These transactions do not affect the consolidated results.

10. Deposits and obligations

(a) The table below presents the components of this caption:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Demand deposits	1,011,256	862,842
Saving accounts	1,817,143	1,767,277
Time deposits	2,793,484	2,678,281
Guarantee deposits(*)	195,479	191,055
Repurchase agreements of Peruvian Global bonds	125,989	220,272
Taxes payable	11,616	14,820
Other obligations	5,718	3,053
	5,960,685	5,737,600
Interest payable	26,445	23,132
Total	5,987,130	5,760,732

(*) This corresponds to restricted deposits pledged as guarantees by clients, in connection with direct and indirect loans granted by the Bank.

(b) Interest rates applied to the different deposit and obligation accounts are determined by the Bank based on interest rates prevailing in the Peruvian market.

11. Due to banks and correspondents

(a) The table below presents the components of this caption:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
By type —		
Loans received from foreign entities(b)	124,565	90,492
Promotional credit lines(c)	244,019	248,202
	368,584	338,694
Interest and commissions payable	2,574	1,252
Total	371,158	339,946
By term —		
Short term	88,730	53,443
Long term	282,428	286,503
Total	371,158	339,946

(b) Loans received from foreign entities relate mainly to loans in U.S. dollars received to fund export and import operations and working capital requirements of the Bank's clients. As of March 31, 2007 and December 31, 2006, the balance was made up of 5 and 3 entities, respectively, 2 entities represented approximately 89 percent of the balance as of March 31, 2007 and December, 31, 2006. These transactions bore annual interest rates ranging between 5.42 and 10.90 percent in 2007 (between 4.24 and 11.21 percent in 2006).

Some of the loan contracts include standard clauses requiring the Bank to comply with financial covenants, use of funds criteria and other administrative matters. In the opinion of Management, said standard clauses do not limit the normal operation of the Bank and have been substantially fulfilled in accordance with international standard practices for these transactions.

(c) Promotional credit lines include loans received from Corporación Financiera de Desarrollo (COFIDE), which correspond to credit lines granted to promote economic development in Peru. These loans are guaranteed by the Bank's loan portfolio up to the limit of the credit line used and include specific agreements about their use, financial conditions to be maintained and other administrative matters. In the opinion of Management, the Bank has complied with these requirements. These loans bear annual interest rates ranging between 7.29 and 9.07 percent in 2007 (between 6.18 and 11.25 percent in 2006).

12. Technical reserves for premiums and claims

(a) The table below presents the components of this caption:

	Technical Reserves for Premiums	Reserves for Claims	Total as of March 31, 2007	Total as of December 31, 2006
	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance	29,339	1,963	31,302	29,082
Direct private pension insurance	113,484	70,423	183,907	182,880
Life annuity insurance	1,044,239	—	1,044,239	1,017,137
Compulsory traffic accident insurance (SOAT)	6,123	3,136	9,259	9,081
Total	1,193,185	75,522	1,268,707	1,238,180

(b) These amounts are calculated by Interseguro and reviewed by an independent actuary. In the opinion of the Management and the independent actuary, as of March 31, 2007 and December 31, 2006 these balances adequately cover the exposure maintained for transactions with private pension funds, life annuity and life insurance, in conformity with the regulations established by the SBS.

(c) The table below presents the principal assumptions used for the estimation of annuity reserves, retirement income insurance and individual life insurance as of March 31, 2007 and December 31, 2006.

System	Tables (*)	Technical Interest %
Life annuities(*)	RV-85, RV-2004, B-85 and others	3.00 - 5.45
Direct private pension insurance(*)	RV-85, MI-85 and B-85	Temporary System 3.00 and 4.50. Permanent System in accordance to the rate published by SBS on a monthly basis
Individual life	CSO80 adjusted	4 - 5

(*) Mortality tables are established by the SBS.

13. Deferred asset and liability from workers' profit sharing and income tax

The table below presents the amounts reported in the consolidated balance sheets as of March 31, 2007 and December 31, 2006 and in the consolidated statements of income for the three-month periods ended March 31, 2007 and 2006:

Consolidated balance sheets

	Deferred Assets		Deferred Liabilities	
	As of March 31, 2007	As of December 31, 2006	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)	S/(000)	S/(000)
Workers' profit sharing	537	537	(844)	(1,194)
Income tax	3,063	3,063	(4,818)	(6,809)
Total	3,600	3,600	(5,662)	(8,003)

Consolidated statements of income

	Current		Deferred	
	For the Three-Month Period Ended March 31,		For the Three-Month Period Ended March 31,	
	2007	2006	2007	2006
	S/(000)	S/(000)	S/(000)	S/(000)
Workers' profit sharing	(2,899)	(1,982)	350	(3)
Income tax	(20,140)	(11,298)	1,991	(17)
Total	(23,039)	(13,280)	2,341	(20)

14. Shareholders' equity

(a) Capital stock — As of January 19, 2007, date when the exchange of shares described in Note 1 took place, and as of March 31, 2007, Intergroup's Shareholders' equity was represented by 81,503,329 common shares fully issued and paid-in, with a value of US$10 per share.

(b) Treasury stock of Subsidiary — As of March 31, 2007 and December 31, 2006, corresponds to 18,387,000 Bank shares with a book value of S/33,910,000, repurchased by the Bank for the purpose of implementing an Incentive Program for the Bank's Management. As of this date, the shareholders and the Bank's Management are reviewing the manner and the terms in which this program will be implemented.

(c) Commitment with a financial institution — On June 28, 2002, the Bank entered into a 10-year financing agreement with Nederlands Financierings Maatschappij Voor Ontwikkelingslanden N.V. (hereafter "FMO") amounting to approximately US$15 million. In connection with this agreement Intergroup can not transfer to third parties more than 51 percent of the Bank's capital stock without the prior consent of FMO.

(d) Bank's shareholders' equity for legal purposes (regulatory capital) — As of March 31, 2007 and December 31, 2006, the Bank's shareholders' equity for legal purpose (regulatory capital) as determined in accordance with current regulations was as follows:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Paid-in-capital	478,629	406,238
Add		
Legal reserves	140,727	124,641
Retained earnings with capitalization agreement	37,923	64,737
Due to international correspondents — subordinated loans	47,745	47,940
Subordinated bonds held by third parties and the Bank's Subsidiaries	47,745	47,940
Generic allowance for loan losses	48,048	46,976
Less		
Investments in subsidiaries and others	(49,751)	(50,092)
Treasury stock	(33,910)	(33,910)
Other	(956)	(1,362)
Total	716,200	653,108

As of March 31, 2007 and December 31, 2006, contingent assets and liabilities weighted by credit risk, determined by the Bank, amount to approximately S/5,605,111,000 and S/5,453,064,000, respectively, which generate a global leverage ratio for credit and market risk of 7.93 and 8.50 times, respectively, of the Bank's regulatory capital. According to the Banking and Insurance Law, this ratio cannot exceed 11 times.

(e) Insurance's shareholders' equity for legal purposes (regulatory capital) — In accordance with SBS Resolution No. 813-97, amended by SBS Resolutions No. 1261-98 and No. 764-2001, Interseguro is required to maintain a statutory capital greater than the amount resulting from the sum of the solvency equity, the guarantee fund, and the regulatory net equity destined to cover credit risks.

The table below presents Interseguro's regulatory capital as of March 31, 2007 and December 31, 2006, determined in accordance with prevailing legislation:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Paid-in-capital	116,011	106,444
Plus		
Legal reserves	17,211	2,621
Subordinated loans	15,915	15,980
Net income	—	9,588
Less		
Goodwill	(491)	(859)
Total	148,646	133,774

In accordance with SBS Resolution No. 764-2001, the solvency equity is established based on the greater of the minimum capital amount established in Article 16 of the Banking and Insurance Law updated by SBS

Circular Letter No. G-123-2005 or the solvency margin amount. As of March 31, 2007, the solvency equity was equivalent to the solvency margin and amounted to approximately S/78,754,000 (approximately S/76,897,000 as of December 31, 2006).

As of March 31, 2007, the guarantee fund amounts to approximately S/27,564,000 (approximately S/26,914,000 as of December 31, 2006), in conformity with the provisions set forth in SBS Resolution No. 764-2001.

As of March 31, 2007 and December 31, 2006, the regulatory net equity destined to cover credit risks is zero because Interseguro does not grant guarantee or lending operations, except for mortgage loans given to its personnel, amounting to S/26,000 and S/35,000, respectively as of those dates.

As a result of the above mentioned, Management has determined the following statutory capital surplus:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Total regulatory net equity	148,646	133,774
Less —		
Solvency equity	(78,754)	(76,897)
Guarantee fund	(27,654)	(26,914)
Surplus	42,238	29,963

(f) Subsidiaries' legal and special reserves — In accordance with Peruvian laws that rule the financial and insurance activities of Intergroup's Subsidiaries, a reserve of at least 35 percent of the companies' paid-in capital is required. This reserve must be establish through annual transfers of no less than 10 percent of the net income, and can only be used to absorb losses or capitalized. In both cases, companies are under the obligation to replenish it.

In the General Shareholders' Meeting held on March 29, 2004, the Bank approved the creation of a special reserve amounting to approximately S/10,882,000, through the transfer of the net income for the year 2003. The Bank is not allowed to distribute or use this reserve without prior SBS authorization.

As of March 31, 2007 and December 31, 2006 the legal and special reserves of Intergroup's Subsidiaries, attributable to the Company's share amount to approximately S/159,963,000 and S/132,519,000, respectively.

15. Tax situation

(a) Because it is incorporated in Panama, the Company is not subject to any income tax.

(b) Intergroup's Subsidiaries are subject to the Peruvian Tax System and, in compliance with current Peruvian legislation, they calculate their income tax on the basis of their individual financial statements. As of March 31, 2007 and December 31, 2006, the statutory income tax rate was 30 percent on taxable income, after calculating the workers' profit sharing, which in accordance with current legislation is calculated using a 5 percent rate.

Companies and individuals not domiciled in Peru must pay an additional tax of 4.1 percent over dividends received. The paying entity is responsible for with-holding this tax.

(c) Article 8 of Legislative Decree No. 970 extended until December 31, 2008 income tax exemptions related to capital gains from the transfer of securities registered with the Stock Market Public Registry through centralized mechanisms of trading, as well as the interest generated from those instruments.

Likewise, according with the prevailing Peruvian legislation, life insurance premiums in favor of individuals and insurance premiums for affiliates to the Private Pension Fund Administration companies are exempt from income tax.

(d) The Tax Authority is legally entitled to review and, if necessary, adjust the income tax computed by the Subsidiaries during a term of four years following the year for which the tax return was filed. The income tax and value added tax returns of the Subsidiaries corresponding to 2002 through 2006 are pending review by the Tax Authority. As of the date of this report, the Bank's returns filed for 2003 and 2004 are being reviewed by the Tax Authority. Due to various possible interpretations of current legislation, it is not possible to determine whether or not such reviews will result in tax liabilities for Intergroup and its Subsidiaries. In the opinion of Management, no significant additional liabilities will be generated as a consequence of said or future reviews.

On the other hand, on April 2004, June 2006 and February 2007, the Bank received Tax Assessments and Fine Resolutions related to income tax returns filed in 2000, 2001 and 2002. The Bank has already filed the respective tax claim against said resolutions, within the terms established by the Tax Codes. As of the date of this report, the Tax Authority Claims Department has not made a decision on the claims filed by the Bank. In the opinion of the Bank's Management and its legal counsel, the Bank will obtain a favorable opinion in the administrative process filed against such Tax Assessments and Fine Resolutions. They believe that any additional tax assessments would not be significant to the consolidated financial statements as of March 31, 2007 and December 31, 2006.

(e) As of March 31, 2007 and December 31, 2006, Interseguro has determined a tax loss carry forward of approximately S/11,956,000. According to prevailing Peruvian income tax legislation and amendments thereto, as well as the selected method for offsetting tax losses, Interseguro must use its tax loss carry forward to setoff future taxable income for an amount equivalent to up to 50 percent of the taxable income determined on each year.

16. Off-balance sheet accounts

(a) The table below presents the components of this caption:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Contingent transactions (indirect loans), Note 8(b)		
Bank letters of guaranty and stand-by letters of credit(b)	960,113	942,367
Import and export letters of credit(b)	121,117	157,795
Due from bank acceptances(b)	35,482	47,912
	1,116,712	1,148,074
Foreign currency forwards operations, Note 4		
Purchase of foreign currency forwards(c)	329,217	678,155
Sale of foreign currency forwards(c)	606,416	692,049
	935,633	1,370,204
Obligations under credit line agreements	3,920,874	3,684,994
Total contingent	5,973,219	6,203,272

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Other off-balance sheet accounts(e)		
Guarantees received	6,161,562	6,982,091
Securities in custody	1,302,823	1,416,244
Collections on behalf of third parties	300,074	273,324
Suspended interests	94,533	98,953
Equity trust fund received from Banco Latino — undergoing liquidation	—	67,118
Equity trust fund received from Latino Leasing S.A. — undergoing liquidation	20,954	21,131
Trust commissions	194,862	197,057
Loan portfolio sold	72,144	72,544
Interest rate swap operations(d)	48,515	49,761
Mutual funds and Investment funds managed by Interfondos Sociedad Administradora de Fondos	1,540,341	1,335,056
Equity trusts managed by Internacional de Títulos Sociedad Titulizadora S.A. — Intertítulos S.T	1,269,229	1,321,916
Other	7,575,215	6,018,226
Total other off-balance sheet accounts	18,580,252	17,853,421
Total off-balance sheet accounts	24,553,471	24,056,693

(b) In the normal course of its operations, the Bank performs contingent transactions (indirect loans). These transactions expose the Bank to additional credit risk beyond the amounts recognized in the consolidated balance sheets.

The Bank applies the same credit policies for granting and evaluating the allowance for direct loans when performing contingent transactions (indirect loans), including obtaining guaranties when it deems it necessary. Guarantees vary and include deposits in financial institutions, securities, and real estate property or other assets.

Taking into account that many of the contingent transactions (indirect loans) are expected to expire without the Bank having to disburse all or any funds, the total committed amounts do not necessarily represent future cash requirements.

(c) As of March 31, 2007 and December 31, 2006, the derivative operations maintained by the Bank related to purchase and sale agreements of foreign currency forward transactions were as follows:

	Nominal Amount				Fair Value	
	As of March 31, 2007		As of December 31, 2006		As of March 31, 2007	As of December 31, 2006
	US$(000)	S/(000)	US$(000)	S/(000)	S/(000)	S/(000)
Purchase agreements	103,430	329,217	212,189	678,155	392	(1,379)
Sale agreements	190,517	606,416	216,536	692,049	9,563	13,601

These contracts were entered into solely for the purpose of meeting the needs of clients; and they mature within a term not to exceed two years.

(d) As of March 31, 2007, the Bank has interest rate swaps for a nominal value of approximately S/48,515,000, equivalent to US$15,242,000 and their estimated market value amounts to an asset of approximately S/225,000 (S/49,761,000, equivalent to US$15,570,000 as of December 31, 2006 and the estimated market value amounted to an asset of S/381,000).

(e) The balance of "Other off-balance sheet accounts" includes many transactions that are recorded for control purposes. The most significant component of this balance relates to the "Guarantees received" caption, which corresponds to items received as guarantee. Such items are accounted for at the value agreed upon as of the date of the loan contract, which does not necessarily represent their market value.

17. Financial income and expenses

(a) The table below presents the components of this caption:

	For the Three-Month Period Ended March 31	
	2007	2006
	S/(000)	S/(000)
Financial income		
Interest and commissions on loans	163,681	138,120
Interest on due from banks and interbank funds	12,296	10,050
Investment income:		
Income from marketable securities and held-to-maturity investments	69,763	33,361
Gain on sale and purchase of marketable securities	4,003	7,966
Gain on sale and purchase of held-to-maturity investments	4,248	—
Income from valuation of marketable investments for financial intermediation (trading), net	758	—
Income from permanent investments	3,494	1,325
Other financial income	2,729	2,073
Financial income before exchange difference, net	260,972	192,895
Exchange difference, net	18,204	15,281
Total	279,176	208,176
Financial expenses		
Interests and commissions on deposits and obligations	44,478	23,765
Interests and fees on deposits and due to banks and correspondents	5,731	6,100
Interests on securities, bonds and other obligations outstanding	4,548	5,529
Deposit Insurance Fund premiums	2,718	2,511
Investment expenses:		
Result from the sale and purchase of securities	831	345
Loss from impairment of permanent investments	102	117
Other financial expenses	4,686	4,013
Total	63,094	42,380
Gross financial margin	216,082	165,796

18. Income and expenses from financial services

The table below presents the components of this caption:

	For the Three-Month Period Ended March 31	
	2007	2006
	S/(000)	S/(000)
Income from financial services		
Credit and debit card services	21,836	17,286
Fees for insurance, savings accounts, maintenance of current accounts, excess transactions and others	20,775	17,626
Fees for statements of accounts	4,928	3,971
Contingent operations	3,152	2,755
Fees for collection and payment services	2,500	2,613
Fund transfer services	3,279	2,673
Fees for use of Automated Teller Machines — ATM	3,088	2,312
Trust administration services	384	1,158
Other	4,485	3,808
Total	64,427	54,202
Expenses from financial services		
Credit and debit card expenses	5,275	4,437
Fees paid to foreign banks	964	1,127
Other expenses	117	84
Total	6,356	5,648

19. Result from insurance underwriting, net

The table below presents the components of this caption:

	For the Three-Month Period Ended March 31	
	2007	2006
	S/(000)	S/(000)
Assumed premiums	54,524	92,938
Adjustment of technical reserves for assumed premiums	(33,928)	(78,960)
Ceded premiums	(1,552)	(923)
Adjustment of technical reserves for ceded premiums	105	170
Claims on assumed premiums	(32,643)	(35,097)
Claims on ceded premiums	227	405
Commissions from written premiums	(534)	(32)
Other technical income	1,307	650
Other technical expenses	(2,267)	(1,657)
Technical result, net	(14,761)	(22,506)

20. Transactions with related parties and affiliated companies

(a) The table below presents the balances with related and affiliates companies as of March 31, 2007 and December 31, 2006:

	As of March 31, 2007												
	Supermercados Peruanos S.A. (Note 1(b))	IFH Perú Ltd.	Blu Bank Ltd.	Centura Sociedad Agente de Bolsa	Procesos MC Perú S.A.	Urbi Propiedades S.A.	Cineplex S.A.	Nessus Hoteles Perú S.A.	Nexus Capital Partners III	IFH Retail Corp.	Peruplast S.A.	Others	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets													
Cash and due from banks	—	—	2,710	—	—	—	—	—	—	—	—	—	2,710
Held-to-maturity investments (real estate projects), Note 7	—	—	—	—	—	28,340	3,403	—	—	—	—	—	31,743
Loans, net	375	1,910	—	—	—	859	4,775	14,893	63,883	—	1,999	190	88,884
Accounts receivable from insurance operations	597	—	—	—	—	—	—	—	—	—	—	—	597
Other assets, Note 9	34,579	3,780	—	9	—	3,495	63	—	—	14,337	—	2,711	58,974
Liabilities													
Deposits and obligations	240	711	4	25,365	6,253	785	3,376	6,233	—	—	2,226	2,435	47,628
Other liabilities	1,936	—	1,762	4	—	140	—	—	—	—	—	8	3,850
Results													
Interest income	23	232	17	9	—	1,257	214	632	—	—	40	4	2,428
Administrative expenses	(596)	—	—	(10)	—	(766)	—	—	—	—	—	—	(1,372)
Others, net	137	—	—	7	(48)	465	(1)	(9)	—	—	—	55	606
Off-balance sheet accounts													
Indirect credits	—	—	—	639	2,387	2,030	—	1,626	—	—	709	—	7,391
Forward purchase operations	—	—	—	1,459	—	—	—	—	—	—	—	—	1,459

	As of December 31, 2006												
	Supermercados Peruanos S.A. (Note 1(b))	IFH Perú Ltd. S/(000)	Blu Bank Ltd. S/(000)	Centura Sociedad Agente de Bolsa	Procesos MC Perú S.A.	Urbi Propiedades S.A.	Cineplex S.A.	Nessus Hoteles Peru S.A.	Nexus Capital Partners III	IFH Retail Corp.	Peruplast S.A.	Others	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets													
Cash and due from banks	—	—	3,715	—	—	—	—	—	—	—	—	—	3,715
Held-to-maturity investments (real estate projects), Note 7	—	—	—	—	—	28,454	3,430	—	—	—	—	—	31,884
Loans, net	3,032	—	—	—	—	—	5,143	5,134	—	—	—	232	13,541
Accounts receivable from insurance operations	406	—	—	—	—	—	—	—	—	—	—	—	406
Other assets, Note 9	35,175	2,321	—	3,166	—	3,258	31	—	—	—	—	3,190	47,141
Liabilities													
Deposits and obligations	428	47	—	8,846	6,798	126	3,607	697	—	—	—	3,279	23,828
Other liabilities	1,576	—	1,730	—	—	—	—	—	—	—	—	397	3,703
Results													
Interest income	44	91	120	—	—	3,010	538	—	—	—	—	—	3,803
Administrative expenses	(2,747)	—	—	—	—	—	—	—	—	—	—	—	(2,747)
Others, net	(2,712)	—	(160)	318	(187)	(873)	—	—	—	—	—	(1,893)	(5,507)
Off-balance sheet accounts													
Indirect credits	—	—	192	595	2,397	2,039	—	1,598	—	—	—	—	6,821

(b) Some shareholders, directors and officers of Intergroup and its Subsidiaries have been involved, either directly or indirectly, in credit transactions with Intergroup and its Subsidiaries as permitted by Peruvian legislation, which establishes rules and limits on certain transactions with employees, directors and officers of a bank. As of March 31, 2007, loans and other credits to employees amounted approximately to S/23,244,000, (S/22,983,000 as of December 31, 2006).

In accordance with Peruvian legislation, loans to related parties cannot be made on more favorable terms than those offered to the public.

(c) As of March 31, 2007 and December 31, 2006, Intergroup and Subsidiaries participated in different local and foreign mutual and investments funds managed by Subsidiaries or related parties, which are shown below:

	As of March 31, 2007	As of December 31, 2006
	S/(000)	S/(000)
Investments available for sale —		
Interfondos Sociedad Administradora de Fondos:		
— Fondo Mutuo Interfondo RF	4,832	4,952
— Fondo Mutuo Interfondo Soles	2,701	7,035
— Fondo Mutuo Interfondo Cash	25	252
— Fondo Mutuo Interfondo Global	799	795
— Fondo Mutuo Interfondo	96	89
Compass Group Sociedad Administradora de Fondos de Inversión S.A.:		
— Compass Group - Renta Fija Fondo de Inversión Mixta Especializada	6,945	6,855
Permanent investments -		
Compass Capital (Cayman) Limited		
— Compass Capital Fund, LLP	8,135	8,066
— Allowance for impairment	(6,908)	(6,832)
	16,625	21,212

In addition, as of March 31, 2007 the Bank has entered into foreign currency sale forwards with mutual funds managed by Interfondos Sociedad Administradora de Fondos, for a nominal value of approximately S/43,996,000 (approximately S/82,256,000 as of December 31, 2006), which are presented in the "Off-balance sheet accounts-Foreign currency forwards operations" caption of the consolidated balance sheets.

(d) In the opinion of Management of the Company and its Subsidiaries, transactions with related parties have been made under normal market conditions. Taxes generated by these transactions and the taxable base used for computing them, are those customarily used in the industry and are determined according to prevailing tax standards.

21. Business segments

Intergroup and its Subsidiaries are organized in two main lines of business — the banking business and the insurance business, see Note 2. Transactions between the business segments are carried out under normal commercial terms and conditions.

The following table presents Intergroup and its Subsidiaries' financial information by business segments as of March 31, 2007 and 2006 in thousands of Nuevos Soles:

	External Income	Income between Consolidated Entities	Eliminations	Total Income (*)	Total Expenses (**)	Administrative Expenses	Depreciation and Amortization	Other Provisions (***)	Total operating Income
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2007									
Banking	292,145	1,673	(1,673)	292,145	(67,028)	(112,125)	(13,152)	(42,033)	57,807
Insurance	105,982	3,751	(3,751)	105,982	(71,707)	(6,597)	(714)	—	26,964
Total	398,127	5,424	(5,424)	398,127	(138,735)	(118,722)	(13,866)	(42,033)	84,771
As of March 31, 2006									
Banking	223,344	1,929	(1,929)	223,344	(45,069)	(95,003)	(11,843)	(36,574)	34,855
Insurance	131,972	2,845	(2,845)	131,972	(118,403)	(6,067)	(636)	—	6,866
Total	355,316	4,774	(4,774)	355,316	(163,472)	(101,070)	(12,479)	(36,574)	41,721

(*) Includes total interest and dividend income and net premiums earned from insurance activities.

(**) Includes the total expenses from banking activities and the expenses from insurance activities.

(***) Corresponds to reserves for credit losses, investments and other contingencies.

The following table presents Intergroup and its Subsidiaries' financial information by business segments as of March 31, 2007 and December 31, 2006 in thousands of Nuevos Soles:

	Total Assets	Fixed Assets	Total Liabilities
	S/(000)	S/(000)	S/(000)
As of March 31, 2007			
Banking	7,650,723	391,269	6,951,352
Insurance	1,432,515	3,131	1,351,852
Discontinued operation	360,896	—	266,119
Total	9,444,134	394,400	8,569,323
As of December 31, 2006			
Banking	7,363,669	394,249	6,708,943
Insurance	1,368,625	3,151	1,304,023
Discontinued operation	365,003	—	270,502
Total	9,097,297	397,400	8,283,468

22. Fair value

Fair value is defined as the amount for which an asset could be exchanged or a liability settled between knowledgeable willing parties in an arm's length transaction, assuming an on-going enterprise.

When a financial instrument is traded in an active and liquid market, its quoted market price in an actual transaction provides the best evidence of its fair value. When a quoted market price is not available, or may not be indicative of the fair value of the instrument, other estimation techniques may be used to determine such fair value including the current market value of another instrument that is substantially similar, discounted cash flow analysis or other techniques applicable thereto, all of which are significantly affected by the assumptions used. Although Management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or settlement value. A significant portion of the assets and liabilities of Intergroup and its Subsidiaries are short-term financial instruments, with a remaining maturity of less than one year. Therefore, these short-term financial instruments are considered to have a fair value equivalent to their book value at the consolidated balance sheet date, except for those with an active market.

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments as follows:

- Cash and due from banks represent cash and short-term deposits that do not represent significant credit or interest risks; in consequence, their book value is equivalent to their fair value in the consolidated balance sheets.

- Available-for-sale investments are recorded at the lower of cost or market value, except for the bonds held by Interseguro which are updated by the Internal Rate of Return (IRR) computed at the acquisition date; consequently, the estimated market value encompasses potential gains expected by the market but not realized. The fair value of these instruments has been determined based on stock exchange prices or using investment valuation techniques. The estimated fair value of held-to-maturity financial investments has been computed based on existing quotations as of March 31, 2007 and December 31, 2006, respectively. For held-to-maturity financial investments with no available quotations their estimated fair value has been calculated by discounting future expected cash flows using an interest rate that represents the risk classification of the investment. See Notes 6(c) and 7(d).

- A majority of the loans granted by Intergroup and its Subsidiaries accrue interest at variable rates, which are reset monthly or quarterly. As a result, their book value, net of the allowance for loan losses required by the SBS, is considered to be the best estimate of their fair value as of the date of the consolidated financial statements.

- Management of Intergroup and its Subsidiaries considers that the book value of permanent investments approximates their fair value.

- The fair value of deposits and obligations is similar to their book value, mainly due to their liquid nature and the fact that their variable interest rates can be compared with other similar liabilities as of the date of the consolidated balance sheets.

- For due to banks and correspondents which include variable interest rate terms and preferential rates, the Bank has estimated that the book values do not differ significantly from their fair values.

- For liabilities that bear interest and have original maturities greater than one year, the fair value has been calculated based on discounted future cash flows, using the Bank's effective interest rate for liabilities with similar characteristics as of the date of the consolidated balance sheets. The estimated market value approximates the book value.

- As disclosed in Note 16, the Bank participates in indirect credit (contingent transactions). Based on the level of fees currently charged for such operations and taking into account their maturity and interest rates together with the present creditworthiness of the counterparties, the difference between their book value and their fair value is not significant.

- Except for currency forwards and interest rate swaps, Intergroup and its Subsidiaries do not enter into other agreements usually described as derivative transactions. Intergroup and its Subsidiaries record these derivatives in the consolidated balance sheets at their fair value; consequently, there are no differences with their book value.

Based on the prior analysis, Intergroup and its Subsidiaries Management consider that, as of March 31, 2007 and December 31, 2006, the estimated fair values of Intergroup's and its Subsidiaries' financial instruments do not differ significantly from their book values; except for some financial instruments, as explained in preceding paragraphs, whose estimated market value is presented in their respective notes to the consolidated financial statements.

23. Subsequent events

(a) Stock capital increase due to acquisition of shares in Subsidiaries —

On April 3, 2007, Intergroup acquired through the Lima Stock Exchange 2,071,748 and 19,169,821 shares of the Bank and Interseguro, respectively, equivalent to 0.51 and 18.01 percent of their respective capital stock, in exchange for the issuance of 2,983,876 shares of Intergroup, which represent 3.53 percent of its capital stock. As a consequence of the aforesaid, Intergroup's capital stock was represented by 84,487,205 common shares, fully subscribed and paid-in, with a nominal value of US$10 per share; see (c) below.

After the operation referred to above, Intergroup holds 96.8 and 100.0 percent of the Bank's and Interseguro's capital stock, respectively.

(b) Transfer of the Bank's and Interseguro's share in Supermercados Peruanos S.A. —

On April 19, 2007, the Bank and Interseguro transferred all the shares they owned in Supermercados Peruanos S.A. to IFH Retail Corp.; a holding corporation incorporated in Panama on September 2006 as part of the reorganization of the Interbank Group. Said transfer was made at its fair value, estimated by a third party using the discounted cash-flow methodology. The fair value amount approximates the book value; therefore, no significant gains or losses were recorded. An account receivable from IFH Retail Corp. was registered.

(c) Decrease in the nominal value of Intergroup's shares —

With the purpose of distributing to the shareholders of Intergroup dividends corresponding to 2006 earning, received from the Bank and Interseguro during 2007, on May 7, 2007 Intergroup's Board of Directors agreed to redeem the total number of common shares issued, which amounted to 84,487,205; and at the same time, to issue the same number of shares at a nominal value of 9.72 dollars per share. This transaction meant a decrease in Intergroup's capital stock of approximately S/75,038,000 (equivalent to US$23,656,000).

24. Additional explanation for English translation

The accompanying interim unaudited consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru for financial and insurance entities. Certain accounting practices employed by the Company and its Subsidiaries, which conform to accounting principles generally accepted in Peru for financial and insurance entities, may differ in certain significant respects from generally accepted accounting principles in other countries. In the event of a discrepancy, the Spanish language version prevails.

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 TOGETHER WITH INDEPENDENT AUDITORS' REPORT

Translation of Auditors' Report
Originally Issued in Spanish — Note 32

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Intergroup Financial Services Corp.

We have audited the accompanying consolidated financial statements of Intergroup Financial Services Corp. (a holding company incorporated in Panama) and Subsidiaries, which comprise the consolidated balance sheets as of 31 December 2006 and 2005, and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2006, 2005 and 2004, and the summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards prescribed by the Superintendencia de Banca, Seguros y AFP — SBS (Banking, Insurance and Private Pension Funds Administrators Superintendency) applicable to financial and insurance entities in Peru. This responsibility includes designing, implementing and maintaining internal controls over the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted audit standards in Peru. Those standards require that we comply with professional standards and plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of Intergroup Financial Services Corp. and Subsidiaries as of 31 December 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles prescribed by the Superintendencia de Banca, Seguros y AFP — SBS applicable to financial and insurance entities in Peru.

Lima, Peru,
February 28, 2007

Countersigned by:

/s/ Cristian Emmerich   /s/ Medina, Zaldívar, Paredes & Asociados

Cristian Emmerich
C.P.C. Register No. 19-289

Translation of Consolidated Financial Statements
Originally Issued in Spanish — Note 32

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 And 2005

	Note	2006	2005
		S/(000)	S/(000)
Assets			
Cash and due from banks	6		
Cash and clearing		394,963	292,079
Deposits in the Peruvian Central Bank — BCRP		832,947	924,061
Deposits in local and foreign banks		93,735	118,627
Restricted funds		660	678
Interest accrued on cash and due from banks		5,476	1,528
		1,327,781	1,336,973
Interbank funds		30,011	51,009
Accounts receivable from insurance operations	7	11,697	10,157
Marketable securities, net	8	1,867,828	903,880
Held-to-maturity investments, net	9	680,275	550,834
Loan portfolio, net	10	4,146,230	3,876,462
Realizable assets, assets received as payment and assets seized through legal actions, net	11	33,546	35,704
Permanent investments, net	12	17,574	15,914
Property, furniture and equipment, net	13	397,400	396,964
Accounts receivables and other assets	14	216,352	207,825
Deferred asset from income tax and workers' profit sharing	19	3,600	3,600
Discontinued operations	2	365,003	337,616
Total assets		9,097,297	7,726,938
Off-balance sheet accounts	22		
Contingent assets		6,203,272	3,909,409
Other off-balance sheet assets accounts		17,853,421	14,841,756
		24,056,693	18,751,165
Liabilities and shareholders' equity			
Deposits and obligations	15	5,760,732	4,556,315
Interbank funds		25,009	20,182
Short-term deposits from local and foreign financial entities		148,610	69,448
Accounts payable to insured parties		155	3,203
Due to banks and correspondents — short-term	16	53,443	157,564
Due to banks and correspondents — long-term	16	286,503	325,765
Accounts payables, provisions and other liabilities	14	221,445	213,543
Bonds and other obligations	17	270,886	394,728
Technical reserves for premiums and claims	18	1,238,180	1,065,698
Deferred liability from income tax and workers' profit sharing	19	8,003	7,171
Discontinued operations	2	270,502	245,138
Total liabilities		8,283,468	7,058,755
Shareholders' equity	20		
Intergroup shareholders' equity			
Capital stock		349,331	349,331
Retained earnings		412,914	277,130
		762,245	626,461
Minority interest		51,584	41,722
Total shareholder's equity		813,829	668,183
Total liabilities and shareholders' equity		9,097,297	7,726,938
Off-balance sheet accounts	22		
Contingent liabilities		6,203,272	3,909,409
Other off-balance sheet liabilities accounts		17,853,421	14,841,756
		24,056,693	18,751,165

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of Consolidated Financial Statements
Originally Issued in Spanish — Note 32

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2006, 2005 and 2004

	Note	2006	2005	2004
		S/(000)	S/(000)	S/(000)
Financial income	23	895,913	699,407	579,648
Financial expenses	23	(200,329)	(144,692)	(120,194)
Gross financial margin		695,584	554,715	459,454
Provision for loan losses, net	10(e)	(125,768)	(109,919)	(118,870)
Provision for impairment of investments, net	8(l)	(911)	(6,446)	(431)
Net financial margin		568,905	438,350	340,153
Fee income from financial services	24	239,560	210,161	172,326
Expenses relating to financial services	24	(25,812)	(19,428)	(13,738)
Result from insurance underwriting, net	25(a)	(64,703)	(51,945)	(49,186)
Operating margin		717,950	577,138	449,555
Administrative expenses	26(a)	(412,865)	(357,663)	(306,579)
Net operating margin		305,085	219,475	142,976
Provision for contingencies and other provisions		(6,417)	(5,519)	(7,516)
Depreciation of property, furniture and equipment and realizable assets	11(b),13(a)	(39,868)	(30,754)	(28,509)
Amortization of intangibles	14(d)	(6,847)	(4,131)	(4,086)
Amortization of goodwill	4(n)	(4,859)	(14,968)	(14,636)
Operating income		247,094	164,103	88,229
Other income, net	27	31,713	40,154	1,597
Loss from exposure to inflation, net	4(a)	—	—	(2,629)
Income before workers' profit sharing and income tax		278,807	204,257	87,197
Current and deferred workers' profit sharing	19	(11,882)	(8,554)	(2,938)
Current and deferred income tax	19	(68,104)	(49,492)	(16,884)
Income from continuing operations		198,821	146,211	67,375
Income (loss) from discontinued operation	2(a)	2,024	(3,663)	11,088
Net income		200,845	142,548	78,463
Attributable to:				
Intergroup Shareholders		187,850	132,410	71,488
Minority interest		12,995	10,138	6,975
		200,845	142,548	78,463
Basic and diluted earnings per share (stated in Nuevos Soles)		2.280	1.670	0.741
Weighted average number of outstanding shares (in thousands of units)	1(a)	81,503	81,503	81,503

The accompanying notes are an integral part of these consolidated statements.

Translation of Consolidated Financial Statements
Originally Issued in Spanish — Note 32

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2006, 2005 and 2004

	Attributable to Intergroup Shareholders				
	Capital Stock	Retained Earnings	Total	Minority Interest	Total Shareholder's Equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2004	349,331	108,968	458,299	42,849	501,148
Equity effect of treasury shares purchased by the Bank	—	(7,705)	(7,705)	(649)	(8,354)
Dividends	—	(11,506)	(11,506)	(956)	(12,462)
Net income	—	71,488	71,488	6,975	78,463
Other	—	(602)	(602)	412	(190)
Balance as of December 31, 2004	349,331	160,643	509,974	48,631	558,605
Equity effect of acquisition of minority interest in Subsidiary	—	18,613	18,613	(18,613)	—
Increase in minority interest in Interseguro	—	—	—	3,479	3,479
Equity effect of treasury shares purchased by the Bank	—	(8,393)	(8,393)	(707)	(9,100)
Dividends	—	(27,736)	(27,736)	(2,337)	(30,073)
Net income	—	132,410	132,410	10,138	142,548
Other	—	1,593	1,593	1,131	2,724
Balance as of December 31, 2005	349,331	277,130	626,461	41,722	668,183
Equity effect of stock repurchase by Subsidiary	—	(3,250)	(3,250)	(127)	(3,377)
Dividends	—	(49,060)	(49,060)	(1,917)	(50,977)
Net income	—	187,850	187,850	12,995	200,845
Other	—	244	244	(1,089)	(845)
Balance as of December 31, 2006	349,331	412,914	762,245	51,584	813,829

The accompanying notes are an integral part of these consolidated statements.

Translation of Consolidated Financial Statements
Originally Issued in Spanish — Note 32

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	S/(000)	S/(000)	S/(000)
Reconciliation of net income to cash provided by operating activities			
Net income from continuing operation	198,821	146,211	67,375
Gain (loss) on discontinued operation	2,024	(3,663)	11,088
Adjustments to net income			
Add (less)			
Provision for loan losses, net	125,768	109,919	118,870
Reversal of provision for assets received as payment and seized through legal actions	—	(3,602)	—
Provision for impairment of investments, net	911	6,446	431
Depreciation of property, furniture and equipment and realizable assets	39,868	30,754	28,509
Amortization of intangibles	6,847	4,131	4,086
Amortization of goodwill	4,859	14,968	14,636
Amortization of the lease payment to related entity	2,747	2,240	539
Provision for assets received as payment and seized through legal actions	2,197	17,410	31,597
Deferred workers' profit sharing and income tax, Note 19	832	776	(14,349)
Result from sale of other marketable securities, Note 23	(16,778)	(23,609)	(19,817)
Result from sale of held-to-maturity investments, Note 23	(14,074)	(14,655)	(13,248)
Gain from sale of assets received as payment and seized through legal actions, Note 27	(7,914)	(23,359)	(10,833)
Net changes in asset and liability accounts			
Increase in receivable accrued interest	(20,757)	(10,389)	(11,031)
Increase (decrease) in payable accrued interest	9,366	236	(482)
Net increase (decrease) in other assets	(24,781)	(11,743)	48,490
Net increase in other liabilities	1,985	62,797	23,825
Increase in technical reserves	172,482	268,859	173,028
Net cash provided by operating activities	484,403	573,727	452,714
Cash flows provided by (used in) investing activities			
Purchase of property, furniture and equipment	(45,213)	(35,457)	(76,800)
Purchase of realizable assets	—	—	(6,817)
Sale of realizable assets	—	4,389	—
Sale of property, furniture and equipment	95	336	9
Sale of assets received as payment and seized through legal actions, Note 11(c)	9,853	47,367	21,273
Purchase of intangibles	(2,119)	(3,495)	(1,604)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2005 and 2004 — (Continued)

	2006 S/(000)	2005 S/(000)	2004 S/(000)
Net cash provided by (used in) investing activities	(37,384)	13,140	(63,939)
Cash flows used in financing activities			
Increase in loan portfolio, net	(393,600)	(711,258)	(223,425)
Decrease (increase) in investments held-to-maturity, net	247,554	(55,705)	161,997
Increase in marketable securities, net	(1,298,583)	(156,230)	(281,454)
Collection of dividends net of permanent investments decrease	6,011	3,479	4,411
Increase in deposits and obligations	1,194,987	176,759	34,997
Increase (decrease) in deposits in financial entities	79,162	2,369	(13,036)
(Decrease) increase in due to banks and correspondents	(143,151)	62,074	3,162
(Decrease) increase in bonds and other obligations outstanding	(124,010)	93,592	(24,866)
Decrease (increase) in receivable Interbank funds	20,998	87,002	(129,356)
Increase (decrease) in payable Interbank funds	4,827	20,182	(3,147)
Payment of dividends	(49,060)	(27,736)	(11,506)
Payment of dividends to minority interest	(1,917)	(2,337)	(956)
Purchase of subsidiary's stocks	(3,377)	(9,100)	(8,354)
Net cash used in financing activities	(460,159)	(516,909)	(491,533)
Cash increase (decrease), net	(13,140)	69,958	(102,758)
Balance of cash at the beginning of year, Note 4(z)	1,335,445	1,265,487	1,368,245
Balance of cash at end of year, Note 4(z)	1,322,305	1,335,445	1,265,487
Non-cash flow financial transactions			
Changes in classification of marketable securities to held-to-maturity investments	363,014	67,577	—
Transfer to property, furniture and equipment of realizable assets, assets received as payment and seized through legal actions	—	2,789	—
Capitalization of loans for investments, net	—	—	19,575

The accompanying notes are an integral part of these consolidated statements.

INTERGROUP FINANCIAL SERVICES CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2006 and 2005

1. Business Activity and Reorganization

(a) Business activity —

Intergroup Financial Services Corp. (hereafter "Intergroup" or "the Company") is a holding corporation incorporated in Panama on September 19, 2006, as result of the restructuring of its shareholder structure (see the following paragraph), IFH Perú Ltd. (hereafter "IFH", a holding corporation incorporated in the Bahamas in 1997). As of the date of this report, IFH holds, directly and indirectly, 100% of the Company's capital stock, see (b).

"Interbank Group", which comprises several companies operating in Peru and other countries, through IFH, its principal holding company, began the reorganization of its Subsidiaries in 2006, in order to present a more effective structure, through the creation of new holding companies of which IFH will be the principal shareholder. Intergroup is a holding company created for the purpose of grouping Peruvian financial companies that are part of the Interbank Group. As a consequence of the reorganization, on January 19, 2007, IFH transferred to Intergroup all the shares it held, directly and indirectly, in Banco Internacional del Perú S.A.A. — Interbank (hereafter "the Bank") (approximately 373,262, 000 shares) and in Interseguro Compañía de Seguros de Vida S.A. (hereafter "Interseguro") (approximately 87,275,000 shares) in exchange for approximately 81,503,000 Intergroup shares. The share exchange ratio was fixed based on the Lima Stock Exchange quotation as of the date of the transaction, which was approximately S/6.00 and S/4.12 per each Bank and Interseguro share, respectively, and an exchange rate of S/3.189 to one dollar.

Because the above-described restructuring of Interbank Group has not represented an effective change in IFH control of the Subsidiaries now grouped under Intergroup, according to generally accepted accounting principles for financial entities in Peru (see Note 4) the transfers of shares related to the restructuring of the Interbank Group were made between entities under common control; therefore the transfers were accounted for using the pooling-of-interest method and at their historical book values. The accompanying consolidated financial statements have been prepared under the assumption that the reorganization took place as of the beginning of the earliest year presented herein and Intergroup was operating in each of the years presented. The financial statements as of December 31, 2006 and 2005 reflect Intergroup as having 96 percent interest in the Bank and approximately 82 percent interest in Interseguro.

Intergroup and its Subsidiaries operations are concentrated in Peru. Their main activities and assets, liabilities and equity levels are described in Note 3 to the accompanying consolidated financial statements.

Intergroup legal domicile is 50 Street and 74 Street, Georges Bank Building, Panama. The legal address of Company Management and its administrative offices is Av. Carlos Villarán 140, Urb. Santa Catalina, La Victoria, Lima, Peru.

The financial statements as of December 31, 2005 and 2004 and for the years then ended have been approved by the General Shareholders' Meeting held on January 23, 2007. The accompanying financial statements as of December 31, 2006 have been approved by Management and will be submitted for approval by the Board of Directors and the Shareholders' Meeting that will be held within the term established by law. In the opinion of Management, the accompanying consolidated financial statements will be approved by the Board of Directors and the Shareholders' Meeting without modifications.

(b) Company's reorganization —

IFH and the Company have started a process for the issue and sale of shares, which will be completed in 2007. After the aforementioned transactions, IFH will continue to hold control of the Company, directly and indirectly. Likewise, as part of the Interbank Group restructuring, IFH approved at the General Shareholders' Meeting held on August 29, 2006, the transfer of the Bank's and Interseguro' shares in Supermercados Peruanos S.A. (approximately 60.11% of the capital stock of that entity) to a new subsidiary of IFH within a term not to exceed one year. Accordingly, in compliance with accounting principles generally accepted in Peru for financial entities, the investment in Supermercados Peruanos S.A. is presented in the accompanying consolidated financial statements as "Discontinued operation", see Notes 2, 4(a) and 4(b). In the opinion of Company Management, the transfer price agreed to in these transactions will permit recovering the value reported in the consolidated balance sheets.

2. Discontinued operation

As of December 31, 2006 and 2005, the participation of the Bank and Interseguro in Supermercados Peruanos S.A. capital stock is equivalent to 60.11 percent.

(a) The table below presents a summary of Intergroup participation (60.11 percent) in the income (loss) from the discontinued operation for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	S/(000)	S/(000)	S/(000)
Net sales	632,146	577,995	560,023
Cost of sales	(474,587)	(432,155)	(425,617)
Gross margin	157,559	145,840	134,406
Administrative and sales expenses	(152,561)	(142,030)	(134,108)
Operating income	4,998	3,810	298
Financial expenses, net	(4,734)	(5,397)	(5,406)
Other expenses, net	(1,976)	(417)	(966)
Exchange difference, net (includes adjustment for exposure to inflation in 2004)	7,806	(4,377)	14,134
Income before workers' profit sharing and income tax	6,094	(6,381)	8,060
Workers' profit sharing and income tax	(4,524)	1,624	(908)
Net income (loss)	1,570	(4,757)	7,152
Net income (loss) recorded by the Bank and Interseguro	2,024	(3,663)	11,088

(b) Following is the summary of Intergroup participation (60.11 percent) in the net cash flows attributable to the operating, investing and financing activities of the discontinued operation for the years ended December 31, 2006, 2005 and 2004, which, according to generally accepted accounting principles for financial entities in Peru, have not been presented in the accompanying consolidated statements of cash flows:

	2006	2005	2004
	S/(000)	S/(000)	S/(000)
Operating activities	27,535	31,808	(11,703)
Investing activities	(48,682)	(38,211)	(17,191)
Financing activities	4,709	12,726	24,131
Net increase (decrease) in cash	(16,438)	6,323	(4,763)

(c) The table below presents the calculation of the earning (losses) per share of the discontinued operation as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
Basic and diluted earning (losses) per share (stated in Nuevos Soles)	0.025	(0.045)	0.136

3. Subsidiaries activities

The business activities of the Company's Subsidiaries are described below:

Banco Internacional del Perú S.A.A. — Interbank

The Bank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y Administradoras de Fondos de Pensiones (hereafter the "SBS" for its Spanish acronym), to perform multiple banking activities in accordance with Peruvian law.

The Bank's operations are governed by the General Law of the Financial and Insurance Systems and Organic Law of the Banking and Insurance Superintendency — Law 26702 (hereafter the "Banking and Insurance Law"). The Bank is authorized to receive deposits from third parties and invest such funds together with its own capital in granting loans and acquisition of securities. The Bank is also entitled to grant letters of guaranty and stand-by letters of credit, provide a full range of financial intermediation or banking services and perform any other activity permitted by the Banking and Insurance Law. As of December 31, 2006 and 2005, the Bank had 112 and 106 offices, respectively, and the following wholly-owned Subsidiaries:

Subsidiary	Activity
Interfondos S.A. Sociedad Administradora de Fondos	As of December 31, 2006 and 2005, managed 7 mutual and investment funds with combined assets for approximately S/1,335 million and S/1,081 million, respectively.
Internacional de Títulos Sociedad Titulizadora S.A. — Intertítulos S.T	As of December 31, 2006 and 2005, managed 12 and 14 securitization funds, respectively, with combined assets for approximately S/1,322 million and S/1,886 million, respectively.
Inversiones Huancavelica S.A.	Real estate activities.
Contacto Servicios Integrales de Crédito y Cobranzas S.A.	Collection services.
Corporación Inmobiliaria de La Unión 600 S.A.	Real estate activities, owner of the Bank's former corporate headquarters.

Interseguro Compañía de Seguros de Vida S.A.

Interseguro was incorporated in Peru and began its operations in 1998. Interseguro is authorized by the SBS to offer life insurance products, annuities and other as authorized by Peruvian law, such as accident insurance. Interseguro's operations are governed by the Banking and Insurance Law.

As of December 31, 2006 and 2005, Interseguro had one wholly-owned Subsidiary, Real Plaza S.A. an entity engaged in the administration of a shopping and entertainment complex called "Centro Comercial Real Plaza", located in Chiclayo, Peru.

The table below presents a summary of the consolidated financial statements of Interbank and Interseguro, before the eliminations for their consolidation with Intergroup, as of December 31, 2006 and 2005, and for the years ended on December 31, 2006, 2005 and 2004:

	Banco Internacional del Perú S.A.A. — Interbank and Subsidiaries			Interseguro Compañía de Seguros de Vida S.A. and Subsidiary		
	2006	2005	2004	2006	2005	2004
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total assets	7,384,996	6,214,102	5,757,234	1,459,032	1,284,474	949,901
Total liabilities	6,718,468	5,654,857	5,272,880	1,306,674	1,175,408	875,650
Shareholders' equity, net	666,528	559,245	484,354	152,358	109,066	74,251
Operating income	269,338	190,343	141,482	42,841	28,302	12,582
Net income	162,613	114,259	65,983	43,292	31,250	12,480

4. Accounting principles and practices

The significant accounting principles and practices used in the preparation of the Company's and its Subsidiaries consolidated financial statements are summarized below:

(a) Basis of presentation, changes in accounting policies and discontinued operations —

- Basis of presentation

The accompanying consolidated financial statements have been prepared from the accounting records of the Company and its Subsidiaries, which are maintained in nominal Peruvian Nuevos Soles at the transaction's date, in accordance with SBS regulations and, in a supplemental manner, with the International Financial Reporting Standards — IFRS approved in Peru and effective as of December 31, 2006 and 2005, see following paragraph (ab).

The preparation of the consolidated financial statements requires Management of the Company and its Subsidiaries to make estimates that affect the reported amounts of consolidated assets and liabilities and the disclosure of material contingencies as of the dates of the consolidated financial statements, as well as the amounts of consolidated revenues and expenses. Actual results may differ from those estimates. The most significant estimates included in the accompanying consolidated financial statements are related to the provision for loan losses, valuation of marketable securities and investments, useful life and recoverable value of properties, furniture and equipment and intangible assets; the allowance for realizable assets, assets received as payment and seized through legal actions; the technical reserve for premiums and claims; the valuation of derivative instruments and, the calculation of deferred income tax and workers' profit sharing. The accounting criteria for each of these estimates are described below.

- Changes in accounting policies

Since 2005, changes were made to accounting treatment of adjustment for inflation (see paragraphs below), investment valuation (see paragraph (i)) and realizable assets, assets received as payment and seized through legal actions (see paragraph (m)). In addition, in 2006, changes were made to the accounting treatment of accounts receivable from insurance operations and their allowance (see paragraphs (f) and (g)), as well as to the computation of technical reserves for premiums (see paragraph (q)). According to SBS accounting rules, those changes were made in a prospective manner and prior years' balances were not modified.

Until December 31, 2004, the financial statements of companies incorporated in Peru were adjusted to reflect the effects of variations in the acquisition power of Peruvian Nuevos Soles following the methodology approved by the Peruvian Accounting Standards Board (CNC for its Spanish acronym). Said methodology required the restatement of non-monetary items using coefficients based on the Wholesale Price Index on the original transaction date. Monetary and foreign currency items were not restated insofar as their book balances represented the monetary value of their components as of the balance sheet dates. According to official statistics, the variation of the purchasing power of Peruvian Nuevos Soles, based on the Wholesale Price Index was 1.1 for 2006 (3.6 and 4.9 percent for 2005 and 2004, respectively).

By means of Resolution No. 031-2004-EF/93.01, the CNC suspended as from 2005 the adjustment to recognize the effects of inflation. The adjusted book balances as of December 31, 2004 have been considered as the initial balances as of January 1, 2005. This accounting treatment has been also adopted by the Tax Authority to determine the income tax starting in 2005.

- Discontinued operations

A discontinued operation is a component of an entity that has been sold or disposed of, or has been classified as "available for sale".

Such operations are presented in a separate caption in the consolidated balance sheets as "Discontinued operation", disclosing separately the related assets and liabilities at their book value. Also, the related income or loss generated by the discontinued operations is presented as "Discontinued operations" in the consolidated statements of income and cash flows.

Likewise, the cash flows of the operating, investing and financing activities generated by the discontinued operations have been excluded from the accompanying consolidated statements of cash flows. The flows generated by this operation are presented in note 2(b).

(b) Consolidation principles —

The consolidated financial statements include the financial statements of Intergroup Financial Services Corp. and its Subsidiaries, which are controlled through their direct or indirect participation (see Note 3). All Subsidiaries, except Supermercados Peruanos S.A. — the discontinued operation (see Note 1(b), 2 and 4(a)) — were consolidated for all years presented. All accounts and significant transactions among the companies have been eliminated from the accompanying consolidated financial statements.

Minority interest was determined on a proportional basis according to the minority shareholders' interest in the net equity of the Subsidiaries and is presented separately as "Minority interest" in the consolidated balance sheets and consolidated statements of income.

(c) Financial instruments —

Financial instruments are classified as assets, liabilities or equity in accordance with the substance of their respective contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as an asset or liability are recorded as income or expense. Financial instruments are offset when the entity has a legally enforceable right to offset them and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets and liabilities reported on the consolidated balance sheets include cash and due from banks, Interbank funds, marketable securities, held-to-maturity and permanent investments, loans, accounts receivable and all liabilities, except for the technical reserve for premiums and claims, the deferred income tax and workers' profit sharing and the discontinued operation. All derivative instruments and indirect loans are also considered financial instruments.

The specific accounting policies for recognition and measurement of each of these items are disclosed in the respective accounting policies described in this note.

(d) Recognition of other revenues and expenses —

Financial revenues and expenses are recorded in the results of the period when earned and incurred, based on the effective term of the underlying operations and the interest rates freely agreed upon with the clients;

except for interest accrued on past due, refinanced, restructured loans, loans under legal collection, and loans classified as doubtful or loss, which interest is recognized as collected. When Management, following the guidelines established in SBS Resolution No. 808-2003, determines that the debtor's financial condition has improved and the loan is reclassified to the condition of standing loan or in the category of normal, potential problem or substandard, such interest is again recorded on an accrual basis.

Interest revenues and expenses include interest accrued on fixed income investments and trading securities, as well as income from discounts and premium on the financial instruments. Dividends are recognized as income when declared.

Commissions on financial services are recognized as income when collected.

All premiums, except those related to retirement income insurance, are recognized as revenues when they become payable according to the contractual conditions agreed upon with the insured parties. Revenues from retirement pension insurance are recorded based on the average of the monthly insurable salary amounts obtained in the past 24 months and are adjusted in the month when the premiums are received from the pension fund administrator (hereafter "AFP" for its Spanish acronym).

Expenses for reinsurance and commissions are recognized at the same time as the income from related premiums is recognized.

The payments of operating leases in which the Company and its Subsidiaries participate as the leaseholder are recognized as expense in the "Administrative expenses" *line item of the consolidated statements of income*, on a straight line basis throughout the of duration of the lease agreements.

Other revenues and expenses are recognized on an accrual basis.

(e) Loan portfolio and allowance for loan losses —

Direct loans are recorded when the related funds are provided to the clients. Indirect loans (contingent loans) are recorded as off-balance sheet accounts, when the related supporting documents are issued.

The Bank grants finance leases and recognize the present value of the lease payments as a loan. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease agreement using the effective interest method, which reflects a constant periodic rate of return. The Bank does not grant operating leases.

The allowance for loan losses is determined by the Bank's Management and is calculated in accordance with guidelines and procedures established by the SBS. *In compliance with SBS procedures, the Bank's* Management periodically conducts a formal review and analysis of the Bank's loan portfolio, classifying the loan portfolio (clients) in one of the following categories: normal, potential problem, substandard, doubtful or loss; based primarily on the risk of non-payment of each loan and in accordance with the guidelines of SBS Resolution No. 808-2003. For commercial loans, the classification takes into consideration several factors, such as the payment history of the particular loan, the history of the Bank's dealings with the borrower's management, operating history, repayment capability and availability of funds of the borrower, status of any collateral and guarantee, the borrower's financial statements, the borrower's risk classification made by other financial institutions and other relevant factors. For micro-business, consumer and mortgage loans, classification is based on how long payments are overdue.

The calculation of the provision is made considering the classifications assigned and using specific percentages, which vary depending on whether the client's debts are secured by preferred self-liquidating guarantees — LWPSLG — cash deposits and rights over letters of credit or by preferred guarantees that may be readily liquidated — LWRLPG — treasury bonds issued by the Peruvian Central Government, marketable securities included in the Selective Index of the Lima Stock Exchange, among other or by other preferred guarantees — LWPG — primary pledge on financial instruments and properties, primary pledge on agricultural or mining concessions, insurance on export credits, among other, which are considered at their net realizable value as determined by an independent appraiser.

Notwithstanding the above, in the calculation of allowances for clients classified as doubtful or loss for more than 36 months and 24 months, respectively, the value of any guaranty is not taken into account and the allowances for such borrowing's are computed as if it were not secured by any guaranty.

The allowance for loan losses of direct loans is presented as an asset deduction, while the allowance for indirect loans is presented as a liability; see Note 10(e).

On November 10, 2006 the SBS issued Resolution No. 1494-2006, which went into effect in November 2006. This Resolution modified and clarified certain criteria of the loan portfolio classification, its related interest and the calculation of the allowance for possible micro-business loan losses. The adoption of this SBS Resolution did not have material effect.

(f) Accounts receivable from insurance operations (premiums) —

Accounts receivable from insurance operations are stated at their nominal value. Up to May 2006, Resolutions SBS No. 630-97 and SBS No. 1262-98 "Regulations for Financing Premiums" provided for automatic termination of insurance contracts in the case of delay in payment of premiums for a period that exceed 180 days, as determined by Interseguro. In that case, revenues from premiums and their respective accounts receivable had to be reversed without establishing an allowance for doubtful accounts.

In June 2006, Resolution SBS No. 225-2006 "Regulations for Payment of Insurance Policy Premiums", revoked Resolutions SBS No. 630-97 and SBS No. 1262-98, thereby providing that in the case of failure to comply with payment of the premiums in a timely manner, the Company could choose for either terminating the insurance contract or carrying out an analysis of the amounts receivable, and record the allowance for doubtful accounts corresponding to the delay in payment of premiums for a period that exceed 90 days. In the case of Interseguro most of its policies have a clause of automatic termination for lack of payment.

In addition, accounts receivable from insurance operations include balances receivables from AFP's corresponding to individual capitalization accounts of deceased or disabled affiliates (members of the AFP's) which were exempted from the terms established in revoked Resolution SBS No. 630-97 that have not been included in Resolution SBS No. 225-2006 currently in effect. Individual accounts include the funds contributed by the affiliate up to the date of the occurrence of the incident and also the recognition bond, if any. The accounts receivable from AFP's for this concept are recorded by decreasing the expense in the "Technical result of insurance operations, net" line item of the consolidated statement of income and the amounts are based on the report furnished by the AFP of the updated value of the funds contributed by the affiliate and the recognition bond.

(g) Allowance for doubtful accounts for receivables from reinsurers, co-insurers and other receivables generated by insurance activities —

Pursuant to the provisions set forth in Resolution SBS No. 225-2006, all accounts receivable from insurance operations must be provisioned once the 90-day term counted as of the due date has elapsed and must be presented in the "Technical result of insurance operations, net" line item of the consolidated statement of income.

In addition, allowances for doubtful accounts for receivables from reinsurers, co-insurers, and other receivables are ruled by Official Circular Letter SBS No. 570-97, amended by Resolution SBS No. 288-2002. Such allowances are recorded based mainly on certain percentages set in the aforementioned Circular Letter, taking into account the age of the accounts and they are charged to the "Administration expenses".

(h) Foreign currency transactions and derivatives instruments — Transactions in foreign currency are recorded in Peruvian Nuevos Soles by applying the exchange rates prevailing at the transaction date. Assets and liabilities in foreign currency are stated in Peruvian Nuevos Soles at the close of each month using the exchange rates established by the SBS, see Note 5. Exchange gains or losses are recorded in the consolidated statements of income.

Foreign currency forward contracts and interest rates swap transactions are presented at their fair value, with an asset or a liability recognized on the consolidated balance sheets and any related gain or loss in the consolidated statements of income. Foreign currency forward contracts and interest rate swap transactions are also recorded as off-balance sheet items at their nominal value and in their required settlement currency; see Note 22.

As indicated in the paragraph (ab) below, the accounting treatment for derivative financial instruments has been modified in 2007.

(i) Marketable securities and held-to-maturity investments —

The Bank and Interseguro record their investments at the acquisition cost and afterward values them according to SBS Resolution No. 1914-2004 by the Bank, and SBS Resolutions No. 1047-99 and No. 778 — 2000 by Interseguro, according to their respective classification.

The criteria for the valuation of investments according to their respective classification in the years 2006 and 2005 are as follows:

- Trading — These are investments held for sale in the short term and are updated daily to market value on an individual basis, the related gains or losses are recognized in the consolidated statements of income.

Interest is recognized when earned and dividends are recognized when declared.

- Available for sale — In the case of the banking activity (the Bank), these investments are accounted for at the lower of their cost or their market value, on the basis of the total portfolio. The provisions for their valuation, are recorded in the consolidated net equity as "Losses due to fluctuation in value of investments available for sale" under "Retained earnings" caption, until the sale of the related investment occurs. At that moment, such unrealized losses previously recognized in equity are included in the consolidated results of the year. In addition, in the event that Management estimates that the decrease in market value or equity value is not temporary, a provision must be charged to the consolidated results of the year.

  The yield of these investments is recognized when accrued and dividends when declared.

  In the case of the insurance activity (Interseguro), these investments are valued at the lower of their cost or their market value, on the basis of the total portfolio, and the required valuation provision is recorded in the consolidated results of the year, except in the case of mutual funds, which are valued at their market value as of the closing date of the consolidated financial statements, with related gains and losses being recognized in the consolidated results of the year. In the event of a significant decrease in the market value or impairment in the credit worthiness, Interseguro must record provisions to take these investments to their estimated market value on individual basis. In addition, debt instruments are initially recorded at their acquisition cost, without including the acquisition premium or discount. The value of these investments is updated using the Internal Rate of Return (IRR) computed at the acquisition date, which allows a monthly recognition of the interest accrued and amortization of the acquisition premium or discount, as applicable.

- Held-to-maturity — these investments are held up to their maturity and are initially recorded at their acquisition cost, which is adjusted by a provision when the issuer's credit risk increases, on an individual basis similar to direct loans and affecting the results of the period. The value of these investments is updated by the Internal Rate of Return (IRR) computed at the acquisition date, which permits a monthly recognition of the interest accrued and the amortization of the acquisition premium or discount, as applicable.

The result of the period is not affected by the unrealized gains or losses derived from fluctuations in the market value of these investments unless there is a significant reduction in their value.

When held-to-maturity investments are sold and the Company acquires any other financial instrument from the same issuer, the newly acquired investment can not be recorded as a held-to-maturity investment for a one-year term, counted from the date in which the sale took place, unless a specific authorization from the SBS is obtained.

- Investments in real estate — Investments in real estate correspond to land and buildings acquired by Interseguro for lease or that are available for sale. They are valued at the lower of their acquisition/ construction cost or their market value (determined based on independent technical appraisals). Depreciation of these assets is computed using the straight-line method considering an estimated useful life of 33 years. Income from real estate leases is recognized as the installments stipulated in the lease agreement are accrued and, depreciation expenses and expenses directly related to the maintenance of the leased assets are presented in the "Investment income, net" line item in the consolidated statements of income.
- Investments in real estate projects — This corresponds to disbursements made to build third-party-owned real estate projects, on which the Company obtains the rights to the rent obtained there from over a fixed term. These projects are recorded in their original currency and their profitability is estimated based on the project's expected rate of return, which is reviewed by the SBS. As established by the SBS, said investments are classified as "Held-to-maturity investments" and amortized over the contracts' term using the effective interest method.

In any of the aforementioned cases, if the SBS deems it necessary to establish an additional provision for any type of investment, such provision will be determined by the SBS based on an individual basis and recorded by the Company and its Subsidiaries in the consolidated results of the year.

Changes in classification of securities are recorded at their market value at the time they are made, the related gains or losses are recorded and the allowances are reversed, as applicable.

(j) Investments originated from capitalization of loans — (debt for equity exchanges)

These investments are derived from the capitalization of loans as part of a debtors' restructuring process. These investments cannot be held for a term longer than that approved in the Restructuring Plan or the Equity Strengthening Program for the debtor or for a term greater that five years.

The initial cost of these investments is equal to the equity book value of shares received. In the event that the equity book value is greater than the gross amount of the capitalized loans, a deferred earning will be recognized for such difference, which will be recorded as income when the investment is sold to a third party. When the gross amount of the capitalized loan is greater than the equity book value, the Bank must immediately record a loss for the difference.

These investments are recorded in the "Marketable securities, net" caption in the consolidated balance sheets, see (i), and are recorded using the equity method; that is, profits or losses generated by the companies are included in the consolidated statement of income in an amount proportional to the Company's and its Subsidiaries' equity ownership.

(k) Permanent investments —

Permanent investments consist mainly of shares in domestic and foreign companies in which the Company and its Subsidiaries have significant influence.

These investments are accounted for at their equity value, except for the investment in Compass Capital (Cayman) Limited, which is recorded at cost, net of impairment recognized for fluctuations in value deemed to be permanent, see Note 12.

In the case of investments listed on security exchanges, when their market value shows a decreasing trend due to non-temporary circumstances, the Company and its Subsidiaries records a provision; nonetheless, the SBS can require an additional provision when it deems that such provision is necessary.

(l) Property, furniture and equipment —

Property, furniture and equipment are accounted for at acquisition cost, plus voluntary revaluation, less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

	Years
Buildings and facilities	Between 5 and 33
Furniture and equipment	Between 4 and 10
Vehicles	5
Leasehold improvements	5

The residual value, the useful life assigned and the depreciation method selected are periodically reviewed by Management to ensure that they are consistent with the economic benefit and life expectation for the use of the property, furniture and equipment.

In-transit equipment and work in progress amounts include assets in transit or under construction, respectively, and are accounted for at cost, which includes the acquisition or construction cost together with other costs directly attributable to the asset. These assets are not depreciated until they are received or finished and placed into service.

Maintenance and repair costs are recorded as expenses. Significant improvements are capitalized only when these disbursements improve the condition of the asset and extend its useful life beyond its original standard performance. The cost and accumulated depreciation of assets sold or retired are eliminated from the corresponding accounts and the related gain or loss is included in the consolidated results of the year.

(m) Realizable assets, assets received as payments and assets seized through legal actions —

Realizable assets, assets received as payments and assets seized through legal actions are recorded in accordance with the SBS guidelines. Realizable assets are accounted for at the lower of cost, net of depreciation or market value determined by an independent appraiser. Assets received as payment and assets seized through legal actions are accounted for at the value assigned to them through the relevant legal proceeding, or an out-of-court settlement, at their market value or at the unpaid value of the debt, whichever is lower. In addition, according to SBS rules the following provisions are recorded for assets received as payment and assets seized through legal actions:

- 20 percent of the new value assigned to the assets received.
- The net book value of non real estate assets, net of the 20 percent initial provision, should be totally provisioned for within in a period not to exceed 18 months.
- For real estate assets, at the end of the eighteenth month after their seizure, equal monthly provisions must be recorded in an amount up to the full book value over a period not to exceed 42 months. Likewise, on an annual basis, the net book value of the real estate is compared with the immediate realization value determined by an independent appraisal; and, if this value is lower, an additional provision shall be recorded. In the event that the appraisal value exceeds the net book value, no increase in the value is recognized.

Up to September 30, 2005, the provisions were recorded in a similar way to that described above, except, mainly, that the total timeframe to record the provision for real estate assets was 30 months.

According to SBS rules, the allowance excess determined by the Bank in October 2005, due to the recalculation of the allowance as a result of the new timeframe, was recorded as income under the "Other income (expenses), net" line item in the consolidated statements of income; and simultaneously as an expense for the same amount under the "Provision for loan losses, net" line item of the consolidated statements of income, see Note 11(c).

(n) Goodwill and other intangible assets —

Goodwill corresponds to the amounts paid in excess of the fair value of net assets acquired in the purchase of an equity block and shares of certain entities. Goodwill is amortized on a straight-line basis, over a five-year period as approved by the SBS, see Note 14. In addition, Management regularly evaluates the recoverable value of capitalized goodwill, see (t).

Other intangible assets included in the "Accounts receivables and other assets" caption of the consolidated balance sheets are mainly costs incurred in connection with the acquisition and development of computer software used by the Company and its Subsidiaries in their operations. Amortization expense is calculated under the straight-line method, using the annual rates indicated in Note 14(d).

The useful life assigned and the amortization method used are periodically reviewed by Management to ensure that they are consistent with the economic benefit and life expectation of other intangible assets.

(o) Bonds and other obligations outstanding —

Liabilities arising from the issue of bonds and other obligations are accounted for at nominal value, recognizing the interest accrued in the results of the period. Discounts or premiums resulting from differences in nominal versus market values at the time of issue are deferred under the "Accounts receivables and other assets" or "Accounts payables, provisions and other liabilities" caption, respectively, of the consolidated balance sheet, and are amortized over the life of the bonds and other obligations outstanding under the effective interest method.

(p) Provision for employee severance indemnities —

The provision for employee severance indemnities to employees of the Peruvian Subsidiaries is charged to the consolidated results of the period on an accrual basis and deposited each semester in a bank account chosen by each employee.

(q) Technical reserves for premiums —

The technical reserves for premiums are made up of the mathematical reserves for life insurance, retirement income insurance, annuity insurance and complementary high risk work (as defined) insurance. They are recorded based on actuarial calculations using the methodology provided in Resolution SBS No. 309-93, amended by Resolution SBS No. 354-2006, which also establishes the mortality tables and yield rates to be used, by types of products. Said calculations are made by Interseguro and reviewed by an independent insurance actuary.

By means of Resolution SBS No. 354-2006, the SBS has provided that "RV-2004 Modified" mortality tables must be used for the purpose of computing the mathematical reserves for annuities and programmed retirement. In the case of reserves for annuities, said Resolution provides that "RV-2004 Modified" mortality tables must be used for contracts in effect as from August 2006; on the other hand, in the case of reserves for programmed retirement, it provides that "RV-85" tables must be used for contracts in effect prior to May 2006 and "RV-2004 Modified" tables for contracts in effect beginning August 2006. Finally, for contracts in effect between May and July 2006, a weighted average of "RV-85" and "RV-2004 Modified" tables must be used, based on the annuities corresponding to each contract.

The reserve that must be established for retirement income insurance, complementary high risk work insurance and life annuity insurance is equivalent to the present value of all the future payments the insurer will have to make. This reserve must include the future payments that must be made to the insured party and/or his/her beneficiaries, including overdue unpaid payments, which are also reviewed by an independent insurance actuary. Discount rates used for computing the reserves for retirement income insurance and complementary high risk work insurance are reported to the SBS on a monthly basis. Discount rates for annuity insurance contracted as from November 2002 are computed using the methodology established in Resolution SBS No. 562-2002, "Regulations for Establishing Mathematical Insurance Reserves based on the Matching of Assets and Liabilities of the Insurance Companies", amended by Resolution SBS No. 978-2006.

Adjustments to the mathematical reserves of life, annuity and complementary high risk work insurances are charged to the "Adjustment of the technical provision for accepted insurance premiums" in the consolidated statement of income; adjustments corresponding to the retirement income insurance are recorded in the "Claims of accepted insurance premiums" caption.

(r) Technical reserves for claims —

Interseguro records its reserves for claims based on estimates for losses, even when the final adjustment is not performed yet. Any difference between the estimated amount of the claim and the final disbursement is recorded in the results of the year in which the final adjustment is made. Technical reserves for claims are presented net of the related reinsurance.

The technical reserve for claims also includes an estimation of the losses incurred but not reported (hereafter "IBNR", for its Spanish acronym) as of the date of the consolidated balance sheets for group life, collective life, complementary high-risk work, compulsory traffic accident insurance (hereafter "SOAT", for its Spanish acronym) and private pension fund insurances. This estimation is calculated by applying the percentages established by the SBS to the amount of retained claims recorded during the last twelve months as of the date of the calculation of the estimate (for insurance policies with a duration of one year or more) or to the monthly average amount of retained claims recorded during the last six months as of the date of the estimate (for insurance policies with a duration of less than one year).

(s) Income tax and workers' profit sharing —

Income tax and worker's profit sharing are calculated, individually, per Subsidiary, based on taxable income determined for tax purposes. Intergroup is not subject to income tax, see Note 21(a).

Deferred income tax and workers' profit sharing is accounted for in accordance with IAS 12- Income Tax; the deferred income tax and workers' profit sharing recognizes the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax and workers' profit sharing rates that are expected to exist in the future and to be applied to taxable income in the years in which temporary differences are expected to be recovered or settled. The calculation of deferred tax assets and deferred tax liabilities reflects the tax consequences that arise from the manner in which the Subsidiaries expect, at the consolidated balance sheets dates, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred assets can be offset. At each consolidated balance sheet date, the Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets. The Subsidiaries may recognize a previously unrecognized deferred tax asset to the extent that it has now become probable that future taxable income will allow the deferred tax asset to be recovered. Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable that sufficient future taxable income will be available to allow the benefit related to the deferred tax asset to be recognized in part or in full.

(t) Impairment of long-lived assets —

When events or economic changes indicate that the value of an asset may not be recoverable, Management reviews the value of goodwill, property, furniture and equipment, and intangible assets in order to verify that there is no permanent impairment. When the book value of the asset exceeds its recoverable value, an impairment loss is recognized in the consolidated statements of income. The recoverable value is the higher of the net sales price and its value in use. The net sale price is the amount that can be obtained from the sale of an asset in a free market, while the value in use is the present value of the estimated future cash flows generated from the continuous use of an asset and its disposal at the end of its useful life.

(u) Segment reporting —

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. Management of the Company and its Subsidiaries has determined that there are two business segments, the banking and the insurance segments, see Note 29.

(v) Fiduciary operations —

Assets and revenues from fiduciary operations in which there is a commitment to return such assets to a client and in which the Company and its Subsidiaries participate as a trustee have been excluded from these consolidated financial statements, because such assets are not owned by the Company and its Subsidiaries. Such assets have been recorded, for control purposes, in off-balance sheet accounts.

(w) Provisions —

Provisions are recognized when the Company and its Subsidiaries have a present obligation (legal or implicit) as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect Management's best estimate based on current information. When the effect of the time value of money is material, the amount recorded as a provision is equal to the present value of future payments required to settle the obligation.

(x) Contingencies —

Contingent liabilities are not recorded in the consolidated financial statements. They are disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of economic benefits is remote.

Contingent assets are not recorded in the consolidated financial statements; however, they are disclosed if it is probable that an inflow of economic benefits will be realized.

(y) Earnings per share —

The basic earnings per share have been computed, for each of the years presented, using the number of shares issued by the Company as of the date of the share exchange mentioned in Note 1(a). Gains and losses on the discontinued operations have been excluded when computing the basic earnings per share for Intergroup shareholders.

As of December 31, 2006, 2005 and 2004, the Company and its Subsidiaries had no financial instruments with potentially dilutive effects; therefore, earnings per basic and diluted share are the same.

(z) Consolidated statements of cash flows —

Cash presented in the consolidated statements of cash flows includes cash and due from banks balances as of December 31, 2006 and 2005 with less than three months maturity from the date of acquisition, excluding the respective interest accrued thereon.

(aa) Consolidated financial statements as of December 31, 2005 —

Certain reclassifications have been made to the year 2005 consolidated financial statements in order to make them comparable with year 2006 consolidated financial statements. In the opinion of Management of the Company and its Subsidiaries Management, the amounts are not significant to the consolidated financial statements taken as a whole.

(ab) New accounting standards —

As of the date of these consolidated financial statements, the CNC has approved the application of International Financial Reporting Standards (IFRS) 1 to 6, the International Accounting Standards (IAS) 1 to 41 and pronouncements 1 to 33 of the Standing Interpretations Committee (SIC); and, their application is mandatory in Peru as of January 1, 2006. However, because these standards apply as a supplement to the accounting rules established by the SBS, they will not have a significant effect on the consolidated financial statements of the Company and its Subsidiaries, unless the SBS adopts them in the future through the modification of its Accounting Manual or the issue of specific rules thereon. The Company and its Subsidiaries have not estimated the effect on their consolidated financial statements should such rules be incorporated by the SBS.

Through SBS Resolution No. 1737-2006, dated December 28, 2006, the SBS has approved the Regulations for the Trading and Accounting Recording of Derivative Financial Instruments in Companies of the Financial System, which establishes accounting criteria for derivative financial instruments, which are consistent with the criteria in IAS 39, Financial Instruments: Recognition, and Measurement effective in Peru. These Regulations are effective since January 1, 2007 and have to be adopted by March 31, 2007. Management has estimated that the adoption of this Resolution will not have a significant effect on its consolidated financial statements.

According to SBS rules, the changes in accounting principles and practices are made prospectively; as a result, the accompanying consolidated financial statements are not affected.

5. Transactions in foreign currency and exchange risk exposure

Transactions in foreign currency are carried out using exchange rates prevailing in the market.

As of December 31, 2006, the weighted average exchange rates in the market as published by the SBS for transactions in US dollars were S/3.194 for buying and S/3.197 for selling (S/3.429 for buying and S/3.431 for selling, as of December 31, 2005). As of December 31, 2006, the exchange rate established by the SBS to record assets and liabilities in foreign currency was S/3.196 for each US dollar (S/3.430 as of December 31, 2005).

The table below presents a detail of the Company's and its Subsidiaries' foreign currency assets and liabilities (stated in US dollars):

	2006 US$(000)	2005 US$(000)
ASSETS		
Cash and due from banks	349,326	343,507
Marketable securities, net	328,763	137,775
Held-to-maturity investments, net	171,088	125,211
Loan portfolio, net	750,061	707,079
Permanent investments, net	682	1,113
Accounts receivables and other assets	24,453	19,871
	1,624,373	1,334,556
LIABILITIES		
Deposits and obligations	1,125,728	807,266
Deposits from financial entities	10,263	8,346
Due to banks and correspondents	105,931	129,240
Bonds and other obligations	65,885	97,757
Accounts payables, provisions and other liabilities	37,530	39,014
Technical reserves for premiums and claims	307,759	248,176
	1,653,096	1,329,799
Derivative transactions — Net sale position	4,347	14,806
Net liability position	33,070	10,049

As of December 31, 2006, the net sale position from derivative transactions corresponds to foreign currency forward purchase and sale contracts in the nominal amounts of approximately US$212,189,000 and US$216,536,000, equivalent to approximately S/678,155,000 and S/692,049,000, respectively (US$36,494,000 and US$51,300,000 as of December 31, 2005, equivalent to approximately S/125,175,000 and S/175,959,000, respectively), see Note 22.

As of December 31, 2006, Intergroup and its Subsidiaries have indirect loans in foreign currency of approximately US$275,136,000, equivalent to S/879,335,000 (US$187,313,000, equivalent to S/642,484,000 as of December 31, 2005), see Note 22.

6. Cash and due from banks

As of December 31, 2006, cash and due from banks includes approximately US$282,675,000 and S/127,001,000 (US$234,288,000 and S/118,006,000 as of December 31, 2005) which represents the legal reserve that the Bank must establish for deposits received from third parties. These funds are kept in the Bank's vaults and in the Central Reserve Bank of Peru (hereafter "BCRP" for its Spanish acronym). The Bank maintains such legal reserve within the limits required by current regulations.

The legal reserve maintained by the Bank at the BCRP does not accrue interest, except for deposits in foreign currency that exceed the minimum legal reserve required. As of December 31, 2006, the monthly amount by which foreign currency deposits exceeded minimum legal reserve requirements was approximately US$40,974,000, equivalent to S/130,378,000 (US$12,390,000, equivalent to S/42,498,000 as of December 31, 2005). These excess amounts accrued interest at an annual average rate for the month of December of 2.70 (2.25 percent as of December 31, 2005).

Deposits in local and foreign banks are mainly in Peruvian Nuevos Soles and US dollars. All amounts are unrestricted and bear interest at market rates. As of December 31, 2006 and 2005, Intergroup and its Subsidiaries do not have significant deposits in any financial institution.

7. Accounts receivable from insurance operations

(a) This item is made up as follows:

	2006	2005
	S/(000)	S/(000)
Premiums receivable from Profuturo AFP(b)	8,648	8,005
Individual Capitalization Accounts and Recognition Bonds(c)	2,507	2,092
Other accounts receivables	542	60
Total	11,697	10,157

(b) By virtue of a "Disability, Survival and Burial Expenses Risk Management Contract" Interseguro provides insurance coverage to Profuturo AFP S.A. affiliates. The original expiration of the contract was October 31, 2005, but was extended by SBS Official Letter No. 21329-2005 until October 31, 2006 and, through the signature of a new contract, was extended until December 31, 2007. These accounts receivable are fully paid during the first months of the following year.

(c) As of December 31, 2006 and 2005, corresponds mainly to individual capitalization accounts, including the estimated value of the recognition bonds of deceased affiliates or affiliates declared disabled by Profuturo AFP S.A.

8. Marketable securities, net

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Marketable securities held for trading —		
Investment in shares quoted on the Lima Stock Exchange	3,706	1,465
Peruvian sovereign bonds(b)	133,547	37,060
	137,253	38,525
Marketable securities available for sale —		
Public Treasury Bonds:		
— Peruvian global bonds(c)	553,463	—
— Peruvian sovereign bonds(b)	171,908	158,089
— Colombian sovereign bonds	32,511	13,938
— Mexican sovereign bonds	15,490	—
— United States sovereign bonds	—	78,642
RFA bonds (Peru)	4,810	5,238
FOPE bonds (Peru)	1,080	1,159
Negotiable bank certificates issued by the BCRP(d)	374,962	189,040
Financial and corporate bonds(e)	346,961	283,516
Readjustable bank certificates issued by the BCRP	—	4,882
Credit Suisse, Nassau Branch — variable coupon principal protected notes (Royalty Pharma)(f)	46,260	—
Royalty Pharma Cayman Partners, LP shares(g)	1,944	35,329
Mutual and investment funds participations(h)	78,998	77,022
Shares of local private entities(i)	88,551	12,912
Equity investments received through loans capitalizations:		
— Agro Guayabito S.A. (Peru)(j)	24,842	24,842
— Cosapi S.A. (Peru)(k)	6,980	10,879
Commercial papers and securitization bonds issued by Peruvian entities	31	119
	1,748,791	895,607
Less —		
Allowance for impairment of Agro Guayabito S.A.(j)	(24,842)	(23,409)
Allowance for impairment of Cosapi S.A.(k)	(4,118)	(4,419)
Allowance for impairment of other marketable securities available for sale	(11,955)	(12,611)
Total allowance for impairment of marketable securities available for sale(l)	(40,915)	(40,439)
Marketable securities, net	1,845,129	893,693
Plus — Accrued interest on marketable securities	22,699	10,187
Total	1,867,828	903,880

(b) Peruvian sovereign bonds are denominated in Nuevos Soles and, as of December 31, 2006, have maturities between February 2007 and January 2035 (between January 2006 and January 2035, as of

December 31, 2005), and accrue effective annual interest rates between 4.22 and 12.25 percent (between 4.33 and 9.47 percent as of December 31, 2005).

(c) As of December 31, 2006, the Peruvian Global bonds are denominated in dollars, have maturities between July 2025 and November 2033 and accrue effective annual interest rates between 7.35 and 8.75 percent.

As of December 31, 2006, the Bank had repurchase agreements for part of its Peruvian Global Bonds portfolio for a nominal value of approximately S/207,740,000 whose repurchase commitment date is January 26, 2007. The bonds sold with repurchase agreements are considered only as a guarantee of the transaction and thus are maintained as investments and a liability is recognized for the amount that will be paid for the resources obtained thereof, see Note 15(a).

(d) As of December 31, 2006 and 2005, the negotiable bank certificates issued by the BCRP are denominated in Nuevos Soles, have maturities between January 2007 and December 2009 (between January 2006 and June 2007, as of December 31, 2005), and accrue effective annual interest rates between 4.48 and 6.25 percent (between 3.72 and 6.35 percent as of December 31, 2005).

As of December 31, 2005, the Bank had repurchase agreements with the BCRP, for part of its negotiable bank certificates portfolio for a market value of approximately S/22,554,000. The certificates sold with repurchase agreements are considered solely as a guarantee of the transaction; thus being maintained as investments and a liability is recognized for the amount that will be paid for the resources obtained thereof; see Note 16(a).

(e) They correspond to local and foreign corporate and financial bonds held by Interseguro, as follows:

	2006 S/(000)	2005 S/(000)
Peruvian issuers		
Banco de Crédito del Perú	114,054	11,231
Corporación Andina de Fomento (CAF)	27,225	—
Duke Energy Egenor S. en C. por A	15,981	36,945
Telefónica Móviles S.A.	12,784	—
Corporación Financiera de Desarrollo S.A. — COFIDE	10,599	—
Minera Yanacocha S.R.L.	7,651	—
Southern Peru Copper Corporation — Sucursal del Perú	—	33,734
Consorcio Transmantaro S.A.	—	24,292
Crédito Leasing S.A.	—	19,188
Empresa de Generación Eléctrica Cahua S.A.	—	17,151
Quimpac S.A. (Bonos Titulizados)	—	11,013
Edegel S.A.A.	—	10,330
Other	13,730	10,262
Foreign issuers —		
Integración de la Infraestructura Regional Suramericana — IIRSA	77,372	—
Petróleos Mexicanos S.A. de C.V.	35,401	56,471
Votorantim Overseas IV (Brazil)	17,149	17,154
Bears Stearns Companies Inc.	15,015	—
Gazprom Intl S.A. (Belgium)	—	35,745
Total	346,961	283,516

As of December 31, 2006, these bonds had maturities between January 2007 and May 2025 (between February 2007 and December 2035 as of December 31, 2005) and accrue effective annual interest rates between 5.32 and 10.47 percent in foreign currency (4.00 and 9.75 percent as of December 31, 2005) and 6.44 percent in local currency as of December 31, 2006 (6.44 percent as of December 31, 2005).

(f) Notes denominated Credit Suisse, Nassau Branch (Royalty Pharma) were issued by the Nassau Branch of the Credit Suisse Bank (CSB) with due in October 2036 and initially acquired by Interseguro for approximately US$23,394,000 (equivalent to approximately S/74,768,000). On that same date, Interseguro sold the Bank a portion of the notes amounting to approximately US$8,920,000 (equivalent to approximately S/ 28,508,000), which are presented in the "Held-to-maturity investments" caption of the accompanying consolidated balance sheets; this operation did not generate profits. The proceeds of the notes were used by CSB to acquire from Interseguro 489,122 shares in Royalty Pharma Cayman Partners, LP (hereafter "Royalty Pharma"), see (g).

These notes were issued in the form of variable coupon bonds that guarantee the payment of the principal only upon maturity in 2036. The notes do not bear any interest. The shares acquired by CSB form part of the notes and will be delivered either as part of the yield upon their maturity jointly with the payment of the principal, or if their holders execute the prepayment option, in which case the shares plus the amount equivalent to the value of the notes on the execution date will be received. In addition, during the term of the notes, they will pay a yield equivalent to that CSB will collect as dividends from the shares in Royalty Pharma. SBS has authorized this investment.

In the opinion of Company Management and based on information from Royalty Pharma, the estimated market value of the notes exceeds their book value.

(g) This investment is held by Interseguro and recorded as a non-eligible investment in keeping with Official Letter SBS No. 21360-2003. As of December 31, 2005, this corresponds to 365,716 shares for approximately US$10,300,000 (equivalent to approximately S/35,329,000). As of December 31, 2006, this corresponds to 121,212 shares for approximately US$608,000 (equivalent to approximately S/1,944,000).

In October 2006, Interseguro subscribed 244,618 shares for approximately US$8,072,000 (equivalent to approximately S/25,799,000) and on that same date Interseguro sold 489,122 shares to CSB for approximately US$17,530,000 (equivalent to approximately S/56,028,000).

Royalty Pharma is a company engaged in the purchase of royalties on medical and biotechnology patents; its shares are not liquid and require authorization for their trading. In the opinion of Company Management and its Subsidiaries and based on information furnished by Royalty Pharma, the market value of these shares exceeds their book value.

(h) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Peruvian		
Interfondo Soles	7,035	3,200
Compass Group — Renta Fija Fondo de Inversión Mixta Especializada	6,855	13,934
Scotia Fondo Cash Soles	5,039	—
Interfondo RF	4,952	56,554
BBVA — Soles FMIV	1,064	841
Other	2,286	2,493
Foreign		
JP Morgan — JF Pacific Equity Fund	35,004	—
Second Curve Vision Fund International, Ltd.	12,784	—
JCFII Sidecor L.P.	3,330	—
JCF HSH Norbank	649	—
Total	78,998	77,022

(i) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Luz del Sur S.A.A.	37,886	—
Edelnor S.A.A.	36,436	—
Textil San Cristóbal S.A.	6,209	6,209
Latino Leasing S.A. — Undergoing liquidation	4,454	4,454
Empresa Agroindustrial Laredo S.A.	3,232	1,772
Other	334	477
Total	88,551	12,912

As of December 31, 2006 and 2005, Textil San Cristóbal S.A. and Latino Leasing S.A. — undergoing liquidation are fully provisioned.

(j) On November 2004, as part of Agro Guayabito S.A. Restructuring Plan (hereafter "Agro Guayabito", a Peruvian agroindustrial company) the Bank capitalized 49.72 percent of its loans. As a result of this capitalization, the Bank received 47,714,416 shares with a nominal value of S/1.00 per share, which represents a participation in Agro Guayabito equity of 42.78 percent. As of the capitalization day, the Bank recorded this investment for at amount equal to the net book value of the loan, recognizing approximately S/24,842,000 as cost and S/15,647,000 as an allowance for loan losses (which was originated from the allowance for possible loan losses previously recorded by the Bank). No gain or loss war recorded by this transaction.

On December 2005, as a result of the liquidation of Agro Guayabito assets, the Bank received an amount, proportional to its stock holding in said company, of approximately US$8,939,000 (equivalent to approximately S/30,660,000). The Bank applied the amount received to settle the total amount of its loans receivable from Agro Guayabito, for an amount equal to the net book value of the loan of approximately US$6,676,000 (equivalent to approximately S/22,898,000), determining a recovery of provision for possible loan losses of approximately US$2,263,000 (equivalent to approximately S/7,762,000), which is included in the "Provision for loan losses, net" line item of the statements of income. In addition, the Bank increased the allowance that had been recorded for the investment in Agro Guayabito by approximately S/7,762,000, which is included in the "Provision for impairment of investments, net" line item of the consolidated statements of income.

During 2006, as a result of the liquidation of some assets of Agro Guayabito, the Bank received an amount, proportional to its stockholding in said company, amounting to approximately U$749,000 (equivalent to approximately S/2,394,000); said amount was recognized as a recovery of written-off loans, which is included in the "Other income (expenses), net" line item of the consolidated statements of income. In addition, during 2006, the Bank recorded a provision for the balance of its investment in Agro Guayabito amounting to approximately S/1,433,000.

(k) In October 2004, the Restructuring Plan of Cosapi S.A. (hereafter "Cosapi") was approved. Under this plan the Bank agreed to settle its loans with Cosapi through the transfer to the Bank of the property of the trust that secured the loan transaction. The Bank settled the total amount of its loan to Cosapi by recording its interest in the trust, which grants the Bank rights over the assets securing the trust up to an amount of approximately US$4,451,000.

The Bank recorded this investment in an amount equal to the net book value of the loans, approximately US$4,451,000, less related allowance of approximately US$1,289,000, which is included in the "Allowance for impairment of marketable securities available for sale" caption of the consolidated balance sheets; consequently, the Bank did not record any gain or loss on this transaction.

In October 2005 and in the last quarter of 2006, the Guarantee Trust Administrator sold part of the trust's assets and the Bank received an amount of approximately US$1,279,000 and US$988,000, respectively, which were deducted from the cost of the investment in Cosapi.

(l) The table below presents the movements in the allowance for impairment of marketable securities available for sale:

	2006	2005	2004
	S/(000)	S/(000)	S/(000)
Balance at the beginning of the year	40,439	32,587	12,809
Provisions recognized as annual expense	1,433	7,762	431
Recoveries	(522)	(1,316)	—
Reclassification of provisions due to capitalization of loans(j) and(k)	—	—	19,876
Exchange result (includes result from exposure to inflation in year 2004)	(435)	1,406	(529)
Balance at the end of the year	40,915	40,439	32,587

In the opinion of Management of the Company and its Subsidiaries, as of December 31, 2006 and 2005, the allowance recorded is sufficient to cover potential losses in marketable securities available for sale as of December 31, 2006 and 2005.

(m) The table below presents the reconciliation of the book value to the market value of the marketable securities as of December 31, 2006 and 2005:

	2006	2005
	S/(000)	S/(000)
Gross book value	1,886,044	934,132
Unrealized losses	(40,915)	(40,439)
Unrealized gains	73,597	1,291
Estimated market value	1,918,726	894,984

Management has estimated the fair value of its marketable securities using market price quotations from Centralized Mechanisms of Trading or, if a quotation is not available, by discounting the expected future cash flows at an interest rate that reflects the risk classification of the financial instrument; and equity value for capitalized loans.

(n) The table below presents the balance marketable securities available for sale as of December 31, 2006 and 2005, classified by their maturity date:

	2006 S/(000)	2005 S/(000)
Due within 1 month	98,993	77,022
From 1 to 3 months	60,616	171,293
From 3 months to 1 year	215,818	22,636
From 1 year to 5 years	151,806	198,624
From 5 years to more	1,099,241	342,070
Shares (without maturity)	122,317	83,962
	1,748,791	895,607

(o) Interseguro is subject to diversification limits, by issuer and by economic group, as well as other limits established by the SBS. In the opinion of Management, as of December 31, 2006 and 2005, Interseguro had complied with all investment limits established by the SBS.

As of December 31, 2006, Interseguro's investment in Supermercados Peruanos S.A. (investment that has been classified as discontinued operation, see Notes 1(b), 2 and 4(a)) fails to be within the limits established by the SBS. The SBS is aware of this situation and has approved Interseguro's plan for adjusting to the new limits no later than May 2007. The extended term is within the framework of the rules for adjustment to investment limits.

9. Held-to-maturity investments, net

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Description		
Sovereign bonds(b)	287,059	271,606
Corporate and financial bonds(c)	211,610	142,059
Real estate investments(d)	100,951	83,822
Real estate projects(e)	31,884	34,265
Credit Suisse Nassau Branch — variable — coupon principal — guaranteed notes (Royalty Pharma), Note 8(f)	28,508	—
Certificates of deposits of the Peruvian Financial System	13,854	12,630
	673,866	544,382
Less — Allowance for held-to-maturity investments(f)	(684)	(734)
Add — Accrued interest for held-to-maturity investments	7,093	7,186
Total	680,275	550,834

(b) The table below presents the balance corresponding to sovereign bonds, which are held by Interseguro as of December 31, 2006 and 2005:

	2006	2005
	S/(000)	S/(000)
Peruvian sovereign bonds	190,920	170,770
Mexican sovereign bonds	61,208	59,993
Brazilian sovereign bonds	22,114	—
Colombian sovereign bonds	12,817	40,843
Total	287,059	271,606

As of December 31, 2006, these bonds had maturities between September 2008 and July 2035, (between January 2008 and July 2035 as of December 31, 2005) and accrued effective annual interest rates between 5.20 and 11.67 percent in US dollars (between 3.85 and 11.50 percent as of December 31, 2005) and between 5.80 and 6.84 percent in Peruvian Nuevos Soles (between 5.80 and 6.84 percent as of December 31, 2005).

(c) The table below presents the balance corresponding to corporate and financial, Peruvian and foreign bonds; which are held by Interseguro as of December 31, 2006 and 2005:

	2006	2005
	S/(000)	S/(000)
Peruvian issuers		
Southern Perú Copper Corporation — Sucursal del Peru	33,797	—
Consorcio Transmantaro S.A.	20,766	—
Minera Yanacocha S.R.L.	19,385	—
Graña y Montero S.A.	17,485	21,758
Empresa de Generación Eléctrica Cahua S.A.	14,379	—
Petrobrás Energía Perú S.A.	—	32,398
Banco de Crédito del Perú	—	15,505
Other	32,805	22,500
Foreign issuers		
Petróleos Mexicanos S.A. de C.V.	36,967	49,898
Celulosa Arauco y Constitución S.A.	18,658	—
Votorantim Overseas IV (Brazil)	17,368	—
Total	211,610	142,059

As of December 31, 2006, these bonds had maturities between September 2007 and July 2035, (between January 2006, and September 2027 as of December 31, 2005) and accrue effective annual interest rates between 6.60 and 10.59 percent in Peruvian Nuevos Soles (between 6.60 and 10.50 annual percent as of December 31, 2005) and between 5.27 and 8.00 percent in US dollars (between 5.87 and 8.49 annual percent as of December 31, 2005).

(d) The table below presents the components of real estate investments, which are held by Interseguro as of December, 2006 and 2005:

	2006 S/(000)	2005 S/(000)
Centro Comercial Real Plaza(i)	36,817	35,726
Land (ii)	47,730	46,421
Buildings (iii)	16,404	1,675
Total	100,951	83,822

(i) This corresponds to the funds disbursed by Interseguro relating to the construction of a shopping and entertainment complex called "Centro Comercial Real Plaza" located in the city of Chiclayo, Peru, which began its operations in November 2005. The construction comprises two main areas. Interseguro has two lease contracts signed for 30 and 20 year terms, respectively, with Saga Falabella S.A. and Cineplex S.A. (a related company, hereafter Cineplex), respectively which provide for a minimal monthly lease payment as well as a variable payment component based on sales and services revenues received by the tenants.

(ii) This corresponds mainly to the purchase by Interseguro of three land lots located in the city of Lima. These lots were acquired for the purpose of building housing complexes or other real estate projects. The book value of these lots is lower than their market value.

(iii) This mainly corresponds to the acquisition by Interseguro of two real estate properties located in Lima from Tabacalera Nacional S.A. for US$6,000,000 (equivalent to S/19,176,000). At December 31, 2006 there is a balance payable of US$4,000,000 (equivalent to S/12,784,000), which is presented in the "Accounts payable, allowances and other liabilities" caption in the consolidated balance sheet; this balance has current maturity and does not accrue interest. In addition, Interseguro entered into a Partnership Contract with Surco Inversiones S.A. (a Peruvian non related real estate company) for the purpose of the development of real estate businesses. Said contract stipulates that revenues from the economic use of the acquired real estate will be distributed as follows: 60% for Interseguro and 40% for Surco Inversiones S.A. Based on to the aforesaid, Interseguro has recorded 60% of the purchase price as property and 40% as an account receivable from Surco Inversiones S.A., which is presented in the "Accounts receivable and other assets" caption in the consolidated balance sheets.

The amount of the account receivable from Surco Inversiones S.A. accrues an annual interest rate that ranges between 7% and 8%. Initially, revenues generated from the property will be used fully and exclusively to pay off the account receivable.

(e) Corresponds to the funds disbursed by Interseguro to Urbi Propiedades S.A. (hereafter "Urbi", a related entity) for the construction of a mall called "Primavera Park Plaza", located in the city of Lima, Peru, for approximately US$8,903,000 (equivalent to approximately S/28,454,000 and S/30,537,000 as of December 31, 2006 and 2005, respectively), on which Ripley Perú S.A. entered into a 30-year lease contract in 2003. Interseguro and Urbi entered into a Rights Assignment Agreement under which Urbi agreed to assign to Interseguro the rights to the economic flows generated from the lease agreement signed with Ripley Perú S.A. for a minimum term of 11 years and a maximum term of 16 years, beginning January 2004. The term is subject to obtaining a level of profitability agreed by Interseguro and Urbi. This transaction and its accounting treatment were approved by the SBS.

The balance also includes an agreement between Interseguro and Cineplex under which Cineplex assigned its right to use a property in the city of Piura, Peru, under an agreement previously executed with Multimercados Zonales S.A., a non related entity. As a result of this transaction, Interseguro and Cineplex entered into a lease contract under which Interseguro acquired the rent that Cineplex is required to pay in the future for the mentioned property, for a term of 10 years with the option for renewing for 10 additional years.

This transaction is supported by several contracts with Cineplex and Multimercados Zonales S.A. The amount of this investment corresponds to the payment to Cineplex amounting to US$1,100,000 (equivalent to approximately S/3,430,000 and S/3,728,000 as of December 31, 2006 and 2005, respectively), plus the related value-added-tax (IGV for its Spanish acronym). This transaction and its accounting treatment were approved by the SBS.

(f) The table below presents the movements in the allowance for held-to-maturity investments:

	2006 S/(000)	2005 S/(000)
Balance at beginning of the year	734	944
Write-offs	(50)	(210)
Balance at end of the year	684	734

(g) As of December 31, 2006, the market value and the book value of the financial investments held-to-maturity amounts to S/577,161 and S/541,031, respectively (S/450,050 and S/426,295, respectively as of December 31, 2005).

(h) The table below presents the balance of held-to-maturity investments, excluding real estate investments and projects, by maturity date, as of December 31, 2006 and 2005:

	2006 S/(000)	2005 S/(000)
Due within 1 month	—	1,581
From 1 to 3 months	2,072	576
From 3 months to 1 year	4,953	5,225
From 1 to 5 years	177,490	95,578
From 5 years to more	356,516	323,335
Total	541,031	426,295

10. Loan portfolio, net

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Overdrafts and advances	76,579	69,783
Credit cards	713,043	549,757
Loans	2,026,838	2,064,805
Mortgage loans	532,540	464,152
Leasing	484,084	351,660
Discounts	180,667	158,447
Factoring transactions	82,014	62,930
Loans to employees	22,515	22,130
Restructured and refinanced loans	216,076	291,478
Past due and under legal collection loans	84,960	118,688
	4,419,316	4,153,830
Add (less)		
Accrued interest from standing loans	36,236	31,846
Deferred interest and interest collected in advance	(109,338)	(100,591)
Allowance for loan losses	(199,984)	(208,623)
Total direct loan portfolio, net	4,146,230	3,876,462

(b) As of December 31, 2006 and 2005, the total direct and indirect loan portfolio before allowance for loan losses, is as follows:

	2006 S/(000)	2005 S/(000)
Direct loan portfolio	4,419,316	4,153,830
Indirect loan portfolio, Note 22	1,148,074	858,962
Total	5,567,390	5,012,792

As of December 31, 2006 and 2005, 51 percent of the direct and indirect loan portfolio corresponded to 262 and 187 clients, respectively. Loans were mainly given to companies established in Peru or to companies whose shareholders have investments mainly in Peru.

(c) Clients/debtors (including direct and indirect loans) are classified by risk, according to regulations effective as of December 31, 2006 and 2005, and considering the following categories of guarantees: Loans Without Guarantees (LWG), Loans Affected to Counterparty Substitution (LACS), Loans With Preferred

Guarantees (LWPG), Loans With Readily Liquid Preferred Guarantees (LWRLPG) and Loans With Preferred Self Liquidating Guarantees (LWPSLG) as follows:

Risk category	LWG	LACS	LWPG	LWRLPG	LWPSLG	Total	%
	2006						
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	
Normal	3,358,413	293,106	1,022,179	124,466	116,214	4,914,378	88
Potential problem	117,722	—	116,306	2,792	901	237,721	5
Substandard	131,775	—	76,116	9,051	115	217,057	4
Doubtful	90,554	—	27,403	14,108	281	132,346	2
Loss	40,495	—	23,973	1,307	113	65,888	1
Total	3,738,959	293,106	1,265,977	151,724	117,624	5,567,390	100

Risk category	LWG	LACS	LWPG	LWRLPG	LWPSLG	Total	%
	2005						
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	
Normal	2,918,485	148,666	916,488	94,932	63,540	4,142,111	83
Potential problem	205,558	1,547	168,640	2,834	1,546	380,125	7
Substandard	122,805	33	154,400	263	313	277,814	6
Doubtful	106,197	—	43,160	726	373	150,456	3
Loss	32,038	—	29,414	583	251	62,286	1
Total	3,385,083	150,246	1,312,102	99,338	66,023	5,012,792	100

(d) Financial entities in Peru must calculate their allowance for loan loss, considering the client/debtor risk classification and using the following percentages, which differ depending on whether the loan is a Loan Without Guarantee (LWG), Loan With Preferred Guarantee (LWPG), Loan With Readily Liquid Preferred Guarantee (LWRLPG) or Loans With Preferred Self-liquidating Guarantees (LWPSLG):

Classification	LWG	LWPG	LWRLPG	LWPSLG
	%	%	%	%
Normal	1.00	1.00	1.00	1.00
Potential problem	5.00	2.50	1.25	1.00
Substandard	25.00	12.50	6.25	1.00
Doubtful	60.00	30.00	15.00	1.00
Loss	100.00	60.00	30.00	1.00

For Loans Affected by Counterparty Substitution (CACS), the provision requirement for the secured amount depends on the risk classification of the counterparty, independent from the risk classification of the client/debtor, and is calculated using the previously indicated percentages.

As of December 31, 2006 and 2005, the percentages indicated above must be used when calculating the allowance for loan losses for all type of loans (commercial, micro-enterprise, consumer and mortgage loans). Micro-enterprise and consumer loans are mainly considered as like Loans Without Guarantee.

(e) The movement of the allowance for loan losses determined according to the classification and percentages indicated previously, was as follows:

	2006 S/(000) (*)	2005 S/(000) (*)	2004 S/(000)
Balance at beginning of year	230,569	285,194	372,639
Provisions recognized as year expense	150,634	140,322	130,763
Provision recognized as year expense, which corresponds to the reallocation of the allowance for assets received as payment and seized through legal actions, Note 11(c)	—	3,602	—
Recoveries	(24,866)	(34,005)	(11,893)
Reclassification of provision for capitalization of debts, Note 8(l)	—	—	(19,876)
Write-offs, extinguishments and sales	(127,316)	(172,293)	(158,805)
Exchange difference, net (includes result from exposure to inflation in 2004)	(9,613)	7,749	(27,634)
Balance at year end	219,408	230,569	285,194

(*) The allowance for loan losses includes a provision for indirect loans amounting to approximately S/19,424,000 as of December 31, 2006 (approximately S/21,946,000 as of December 31, 2005), which is recorded in the "Accounts payables, provisions and other liabilities" caption in the consolidated balance sheets, see Note 14(a).

In the opinion of Management, the allowance for loan losses recorded as of December 31, 2006 and 2005 is in compliance with SBS rules and authorizations in effect as of those dates, see Note 4(e).

(f) Interest rates on loans are fixed based on the rates prevailing in the Peruvian market. Interest rates fluctuate between 0.16 and 5.75 percent per month in Peruvian Nuevos Soles (0.20 and 5.75 percent per month during 2005) and between 0.20 and 2.39 percent per month in US dollars (0.28 and 2.39 percent per month during 2005).

(g) As of December 31, 2006 and 2005, the Bank's gross direct loan portfolio had the following maturity schedule:

	2006 S/(000)	2005 S/(000)
Pending —		
Due within 1 month	651,959	677,467
From 1 to 3 months	693,911	641,798
From 3 months to 1 year	1,081,183	1,075,410
Form 1 to 5 years	1,439,730	1,142,420
From 5 years to more	467,573	498,047
Past due loans	48,172	31,793
Loans under legal collection	36,788	86,895
Total	4,419,316	4,153,830

11. Realizable assets, assets received as payment and assets seized through legal actions, net

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Realizable assets, net(b)	18,419	18,895
Assets received as payment and assets seized through legal actions, net(c)	15,127	16,809
Total	33,546	35,704

(b) The table below presents the realizable assets:

	2006 S/(000)	2005 S/(000)
Interbank's former corporate headquarters(i)	19,524	19,524
Buildings	1,949	1,949
	21,473	21,473
Less —		
Accumulated depreciation	(3,054)	(2,578)
Total	18,419	18,895

(i) This corresponds to the building that was used until 1999 as the Bank's headquarters, which is a property of its Subsidiary, Corporación Inmobiliaria de La Unión 600 S.A.. Management intends to sell this property. The book value does not exceed the net realization value according to the appraisal made in February, 2006, by an independent appraiser registered with the SBS.

(c) The table below presents the movement of these accounts in 2006 and 2005:

	Land S/(000)	Buildings and Other Constructions S/(000)	Machinery S/(000)	Merchandise, Furniture and Equipment S/(000)	Transport Units S/(000)	Total 2006 S/(000)	Total 2005 S/(000)
Cost							
Balance as of January 1	21,803	57,032	7,303	1,584	377	88,099	148,344
Additions	58	2,396	—	—	—	2,454	28,145
Retirements	(181)	(26,578)	(6,673)	(328)	(376)	(34,136)	(88,189)
Transfers (iv)	—	—	—	—	—	—	(3,922)
Loan portfolio written-off	16	436	28	—	347	827	3,721
Balance as of December 31	21,696	33,286	658	1,256	348	57,244	88,099
Accumulated allowance for losses							
Balance as of January 1							
Provision for the year, Note 27	17,663	44,363	7,303	1,584	377	71,290	119,074
Allowance reallocated (iii)	469	1,728	—	—	—	2,197	17,410
Retirements	—	—	—	—	—	—	(3,602)
Transfers (iv)	(159)	(24,661)	(6,673)	(328)	(376)	(32,197)	(64,180)
Loan portfolio written-off	—	—	—	—	—	—	(1,133)
	16	436	28	—	347	827	3,721
Balance as of December 31	17,989	21,866	658	1,256	348	42,117	71,290
Net book value	3,707	11,420	—	—	—	15,127	16,809

(i) As of December 31, 2006 and 2005, the Bank had sold assets received as payment and assets seized through legal actions for approximately S/9,853,000 and S/47,367,000, respectively, generating a net income of S/7,914,000 and S/23,359,000, respectively, which is included in the "Other income (expenses), net" line item of the consolidated statement of income; see Note 27.

(ii) As of December 31, 2006 and 2005, the net book value of assets received as payment and assets seized through legal actions includes certain assets seized prior to December 31, 1994 for approximately S/7,975,000 and S/8,155,000, respectively. In accordance with Legislative Decree No. 770 (which is no longer in force), the Bank established prior to December 31, 1994, an equity reserve which amounts to approximately S/8,819,000 as of December 31, 2006 and 2005 that can only be used prior SBS authorization. The value of these assets approximates its market value, according with the appraisal made by an independent appraiser registered with the SBS. These assets are not considered in the accounting treatment explained in Note 4(m).

(iii) As explained in Note 4(m) in October 2005, modifications were made in the accounting treatment of realizable assets, assets received as payment and assets seized through legal actions. As a result of the foregoing, the related allowance was recalculated according to the new regulations, having determined an excess of approximately S/3,602,000, see Note 27. In compliance with SBS requirements, the Bank applied this excess to increase its allowance for loan losses, see Note 10(e).

(iv) During 2005, the Bank, prior authorization by the SBS, transferred at a net book value of S/2,789,000, a property received as payment to the "Property, furniture and equipment, net" caption of the consolidated balance sheet, as said asset will be used by the Bank in its operations, see Note 13.

(v) In the opinion of Management, the accumulated allowance for assets received as payment and assets seized through legal actions recorded by the Bank as of December 31, 2006 and 2005 is in compliance with SBS rules effective as of those dates.

12. Permanent investments, net

(a) The table below presents the components of this caption:

	Percent of participation			
	2006	2005	2006	2005
	%	%	S/(000)	S/(000)
Participation in a foreign investment fund(b)	6.66	6.66	8,066	8,535
Shares —				
Procesos MC Perú S.A.	50.00	50.00	9,990	8,257
Visanet Perú S.A.	14.93	16.45	2,428	1,902
La Fiduciaria S.A.	35.00	35.00	929	545
Banco Latinoamericano de Exportaciones — BLADEX	—	0.10	—	1,555
Shares from various entities	—	—	4,135	3,473
			25,548	24,267
Less — Allowance for impairment			(7,974)	(8,353)
Total			17,574	15,914

(b) It corresponds to the investment in an investment fund managed by Compass Capital (Cayman) Limited, a related Company, for the amount of US$2,524,000, equivalent to S/8,066,000, (US$2,488,000, equivalent to S/8,535,000, as of December 31, 2005). As of December 31, 2006 and 2005, the market value estimated by the Company on the basis of the cash flows projections and the market rates for this investment is equal to approximately US$386,000 (equivalent to S/1,234,000 and S/1,324,000 respectively). As of December 31, 2006 and 2005, as a result of the estimated market value, the Company had an allowance for this investment of approximately S/6,832,000 and S/7,211,000 respectively, and recorded a provision for impairment loss for an amount of approximately S/117,000 (4,585,000 as of December 31, 2005), which is included in the "Financial expenses" line item of the consolidated statement of income.

(c). During 2006 and 2005, the Company recorded gains on permanent investments as a result of applying the equity share method, which amount to approximately S/6,375,000 and S/1,602,000, respectively. Such amounts are included in the "Financial income" line item of the consolidated statement of income.

During 2006 and 2005, the Company received dividends from its permanent investments amounting to approximately S/3,070,000 and S/986,000, respectively.

13. Property, furniture and equipment, net

(a) The table below presents the movement of these accounts in 2006 and 2005:

Description	Land	Buildings and Facilities	Furniture and Equipment	Vehicles	Leasehold Improvements	In-transit Equipment and Work in Progress	Total 2006	Total 2005
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost								
Balance as of January 1	55,043	455,513	162,586	4,693	18,307	23,184	719,326	695,665
Additions	1,316	234	14,188	247	—	29,228	45,213	35,457
Transfer of asset seized through legal actions, Note 11(c)	—	—	—	—	—	—	—	2,789
Retirements and write-offs	—	—	(393)	(225)	—	—	(618)	(2,122)
Transfers to intangibles, Note 14(d)	—	5,678	6,553	—	21	(17,222)	(4,970)	(12,463)
Balance as of December 31	56,359	461,425	182,934	4,715	18,328	35,190	758,951	719,326
Accumulated depreciation								
Balance as of January 1	—	211,230	89,739	4,442	16,951	—	322,362	293,013
Depreciation for the year	—	18,861	19,930	121	479	—	39,391	30,278
Retirements and write-offs	—	—	(16)	(186)	—	—	(202)	(929)
Balance as of December 31	—	230,091	109,653	4,377	17,430	—	361,551	322,362
Net book value	56,359	231,334	73,281	338	898	35,190	397,400	396,964

(b) Financial entities in Peru are prohibited from pledging their fixed assets.

(c) The Bank, with the authorization of the SBS, recorded in prior years voluntary revaluations of some of its assets at their market value determined by an independent appraiser amounting to S/61,140,000 (as of December 31, 2006 and 2005); the net book value of the recorded revaluation as of December 31, 2006 and 2005 amounts to approximately S/51,612,000 and S/53,376,000, respectively.

(d) Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation for the property, furniture and equipment. In the opinion of Management, there is no evidence of impairment of property, furniture and equipment as of December 31, 2006 and 2005.

(e) The Company and its Subsidiaries have insurance policies against fire, theft and assault for their main assets. As of December 31, 2006 and 2005, they have bought insurances for its land, buildings and facilities and other assets up to an amount of approximately S/351,707,000 with El Pacífico Peruano-Suiza Cía. de Seguros y Reaseguros y Latina Seguros y Reaseguros S.A.

14. Accounts receivable and other assets, accounts payable, provisions and other liabilities

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Accounts receivable and other assets		
Transactions in process(b)	53,738	51,099
Rights paid to related entity(c)	35,175	37,922
Intangible assets, net(d)	25,865	25,623
Other accounts receivables, net	23,703	18,002
Deferred charges	16,355	22,831
Accounts receivable related to derivative financial instruments	16,212	4,290
Value added tax credit	15,893	11,271
Lease (rent) paid in advance(e)	11,472	12,439
Accounts receivable from Surco Inversiones S.A., Note 9(d) (iii)	6,990	—
Income tax prepayments, net	3,669	9,534
Goodwill, net	2,378	7,237
Current accounts with reinsurance and co-insurance companies	673	1,354
Other	4,229	6,223
Total	216,352	207,825
Accounts payable, provisions and other liabilities		
Transactions in process(b)	81,452	87,553
Other accounts payable	59,847	58,625
Provision for losses on indirect loans, Note 10(e)	19,424	21,946
Workers' profit sharing and salaries payable	19,184	16,019
Account payable to Tabacalera Nacional S.A., Note 9(d) (iii)	12,784	—
Other provisions for contingencies	6,690	9,011
Accounts payable related to derivative financial instruments	3,609	3,492
Other	18,455	16,897
Total	221,445	213,543

(b) Transactions in process include deposits received, loans disbursed, payments collected, funds transferred and other similar types of transactions made in the last days of the month and reclassified to their final account on the first days of the following month. These transactions do not affect the consolidated results.

(c) In December 2003, the Bank entered into a concession agreement with Supermercados Peruanos S.A to install financial services locations in the stores of Supermercados Peruanos S.A., a related party, for a 15 year-term; an initial amount of approximately US$10,000,000 was paid on December 31, 2003 and includes the Value Added Tax (IGV by its Spanish Acronym) derived from this transaction, which in accordance with tax laws is not recoverable by the Bank. The Bank is amortizing the prepaid rent over 15 years and recorded an expense of S/2,747,000 in 2006 (S/2,240,000 in 2005), which is included in the "Administrative expenses" line item of the consolidated statements of income.

(d) The table below presents the movement of intangible assets in 2006 and 2005:

Description	2006 Other Intangibles S/(000)	2006 Software S/(000)	2006 Total S/(000)	2005 Total S/(000)
Amortization period	5 and 10 years	5years		
Cost				
Balance as of January 1	40,015	120,107	160,122	144,164
Additions	—	2,119	2,119	3,495
Transfers from in-transit equipment, Note 13(a)	—	4,970	4,970	12,463
Balance as of December 31	40,015	127,196	167,211	160,122
Accumulated amortization				
Balance as of January 1	34,012	100,487	134,499	130,368
Amortization for the year	939	5,908	6,847	4,131
Balance as of December 31	34,951	106,395	141,346	134,499
Net book value	5,064	20,801	25,865	25,623

(e) Property lease paid in advance corresponds to rent paid for spaces in a shopping mall up to 2018.

15. Deposits and obligations

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Demand deposits	862,842	810,412
Saving accounts	1,767,277	1,661,327
Time deposits(c)	2,678,281	1,880,171
Repurchase agreements of Peruvian Global bonds, Note 8(c)	220,272	—
Guarantee deposits(*)	191,055	165,909
Taxes payable	14,820	16,175
Other obligations	3,053	8,619
	5,737,600	4,542,613
Interest payable	23,132	13,702
Total	5,760,732	4,556,315

(*) This corresponds to restricted deposits given as guarantees by clients, in connection with direct and indirect loans granted by the Bank.

(b) Interest rates applied to deposits and obligations accounts are determined by the Bank based on interest rates prevailing in the Peruvian market.

(c) The table below presents the balance of time deposits classified by maturity as of December 31, 2006 and 2005:

	2006	2005
	S/(000)	S/(000)
Due within 1 month	122,007	711,741
From 1 to 3 months	236,198	457,047
From 3 months to 1 year	2,061,689	455,846
From 1 to 5 years	258,387	255,537
Total	2,678,281	1,880,171

16. Due to banks and correspondents

(a) The table below presents the components of this caption:

	2006	2005
	S/(000)	S/(000)
By type —		
Loans received from foreign entities(b)	90,492	177,280
Promotional credit lines(c)	248,202	282,071
Repurchase agreements with the Central Reserve Bank of Peru, Note 8(d)	—	22,494
	338,694	481,845
Interest and commissions payable	1,252	1,484
Total	339,946	483,329
By term —		
Short term	53,443	157,564
Long term	286,503	325,765
Total	339,946	483,329

(b) Loans received from foreign entities relate mainly to loans in U.S. dollars to fund export and import operations and working capital requirements of the Bank's clients. As of December 31, 2006 and 2005, the balance was made up of 3 and 9 foreign financial entities, respectively, 2 entities represented approximately 88 percent of the balance (as of December, 31, 2005, 3 entities represented approximately 70 percent of the balance). These transactions bear interest rates ranging between 4.24 and 11.21 percent in 2006 (between 2.09 and 11.75 percent in 2005).

Some of the loan contracts include standard clauses requiring the Bank to comply with financial covenants, use of funds criteria and other administrative matters. In the opinion of Management, said standard clauses do not limit the normal operation of the Bank and have been substantially fulfilled in accordance with international standard practices for these transactions.

(c) Promotional credit lines include loans received from Corporación Financiera de Desarrollo (COFIDE), which correspond to credit lines granted to promote economic development in Peru. These loans are guaranteed by the Bank's loan portfolio up to the limit of the credit line used and include specific agreements about their use, financial conditions to be maintained and other administrative matters. In the opinion of Management, the Bank has complied with these requirements. These loans bear interest rates ranging between 6.18 and 11.25 percent in 2006 (between 4.21 and 10.33 percent in 2005).

(d) The table below presents the amortization schedule for due to banks and correspondents — long term as of December 31, 2006 and 2005:

	2006	2005
	S/(000)	S/(000)
Year		
2007	—	33,427
2008	22,108	30,509
2009	13,469	18,454
2010 and thereafter	250,926	243,375
Total	286,503	325,765

17. Bonds and other obligations

(a) The table below presents the components of this caption:

Issuer	Issuance	Annual Interest Rate	Type of Rate	Maturity	Authorized Amount (000)	Used Amount (000)	Outstanding Balances as of December 31, 2006 S/(000)	Outstanding Balances as of December 31, 2006 US$(000)	Outstanding Balances as of December 31, 2005 S/(000)	Outstanding Balances as of December 31, 2005 US$(000)
Leasing bonds										
Interbank	4th issue (A and B series)	3.125% - 2.98%	Nominal	2006	US$30,000	US$30,000	—	—	102,900	30,000
Interbank	5th issue (A and B series)	4.7501% - Libor 3M + 0.875 b.p.	Nominal	2008	US$30,000	US$15,000	47,940	15,000	51,450	15,000
							47,940	15,000	154,350	45,000
Subordinated bonds(b)										
Interbank	1st issue	6.75%	Nominal	2013	US$30,000	US$15,000	47,940	15,000	51,450	15,000
Interbank	3rd issue	5.65% (VAC)	Effective	2007	S/48,000	S/48,000	60,318(*)	—	59,422(*)	—
Interbank	5th issue (A, B and C series)	10.50% - 8.80%	Nominal	2011	US$30,000	US$15,000	43,340(*)	13,561(*)	46,459(*)	13,545(*)
Interseguro	1st issue	8%	Nominal	2013	US$5,000	US$5,000	15,980	5,000	17,150	5,000
							167,578	33,561	174,481	33,545
Mortgage bonds										
Interbank	1st issue	4.90%	Nominal	2014	US$10,000	US$10,000	23,650	7,400	28,812	8,400
Interbank	2nd issue (A and B series)	5.6355% - Libor 6M + 0.90 b.p.	Nominal	2015	US$10,000	US$10,000	28,765	9,000	34,300	10,000
							52,415	16,400	63,112	18,400
Interest payable on bonds and other obligations outstanding							2,953	924	2,785	812
Total							270,886	65,885	394,728	97,757

(*) For consolidation purposes bonds and other obligations held by Intergroup and its Subsidiaries amounting to S/5,215,000 and S/5,581,000 as of December 31, 2006 and 2005, respectively, have been eliminated in the outstanding balances.

(b) Subordinated bonds do not have specific guarantees.

(c) As indicated in Note 13(b), financial entities are forbidden to pledge their fixed assets. Fixed assets acquired in connection with financial leasing operations that are funded through the issue of leasing bonds are regarded as a guarantee of the related bonds.

(d) The table below presents the schedule of repayment for these obligations as of December 31, 2006 and 2005:

	2006 S/(000)	2005 S/(000)
Year		
2006	—	105,685
2007	79,251	59,422
2008	47,940	51,450
2009 to 2015	143,695	178,171
Total	270,886	394,728

18. Technical reserves for premiums and claims

(a) The table below presents the components of this caption:

	Technical Reserves for Premiums S/(000)	Reserves for Claims S/(000)	Total 2006 S/(000)	Total 2005 S/(000)
Life insurance	26,856	2,226	29,082	21,910
Direct private pension insurance	114,044	68,836	182,880	166,737
Life annuity insurance	1,017,137	—	1,017,137	867,430
Compulsory traffic accident insurance (SOAT)	5,978	3,103	9,081	9,621
Total	1,164,015	74,165	1,238,180	1,065,698

(b) As mentioned in Note 4(q), these amounts are calculated by Interseguro and reviewed by an independent actuary. In the opinion of the Management and the independent actuary, as of December 31, 2006 and 2005 these balances adequately cover the exposure maintained for transactions with private pension funds, life annuity and life insurance, in conformity with the regulations established by the SBS.

(c) The table below presents the principal assumptions used for the estimation of annuity reserves, retirement income insurance and individual life insurance as of December, 2006 and 2005.

System	Tables (*)	Technical Interest %
Life annuities(*)	RV-85, RV-2004, B-85 and other	3.00 - 5.45
Direct private pension insurance(*)	RV85, MI-85 and B-85	Temporary System 3 and 4.5. Permanent System in accordance to the rate published by SBS on a monthly basis
Individual life	CSO80 adjusted	4.00 - 5.00

(*) Mortality tables are established by the SBS.

(d) Pursuant to the provisions set forth in Article No. 311 of the Banking and Insurance Law and SBS Resolution No. 039-2002, amended by SBS Resolution No. 1149-2002 and SBS Resolution No. 1793-2003,

Interseguro must support its total technical reserves, solvency margin and guarantee fund with eligible investments that are within the limits established by the aforementioned legal provisions.

Interseguro has eligible investments which fully cover the technical obligation as of December 31, 2006 and 2005. As of December 31, 2006 and 2005, investments destined to cover Interseguro's technical obligations are within the limits of eligible investment by country, provided by SBS, pursuant to the provisions set forth in Article 5 and Temporary Provision No. 4 of SBS Resolution No. 039-2002.

Eligible investments cannot be granted as guarantee or be subject to liens or encumbrances, or to any other measure which may impair or limit their free availability.

(e) As provided in Article No. 303 of the Banking and Insurance Law — Law, and SBS Resolution No. 813-97 amended by SBS Resolution No. 827-2000, Interseguro is obligated to calculate the solvency margin as one of the parameters used to determine the coverage of the regulatory net equity referred to in note 20(e). Such margin is the greater amount resulting from applying certain percentages to the production of the last twelve months or the expenses for claims net of recoveries of the last thirty-six months.

As of December 31, 2006, the solvency margin determined by Interseguro amounts to approximately S/ 76,897,000 (approximately S/68,412,000 as of December 31, 2005), which has been computed mainly based on Interseguro's issuances of the last twelve months.

19. Deferred asset and liability from workers' profit sharing and income tax

(a) The detail of deferred asset and liability from income tax and workers' profit sharing is as follows:

	Balance as of January 1, 2004	Debit (credit) to the Consolidated Year Results	Results from Exposure to Inflation	Balance as of December 31, 2004	Debit (credit) to the Consolidated Year Results	Balance as of December 31, 2005	Debit (credit) to Consolidated Year Results	Balance as of December 31, 2006
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Deferred asset from Interseguro								
Tax loss carry forward(b)	—	3,600	—	3,600	—	3,600	—	3,600
Total deferred asset	—	3,600	—	3,600	—	3,600	—	3,600
Deferred asset (liability) from Interbank and its Subsidiaries								
Generic provisions	13,070	2,435	(611)	14,894	2,095	16,989	3,348	20,337
Allowance for realizable, received as payment and seized through legal actions assets	—	8,397	—	8,397	(6,319)	2,078	251	2,329
Allowance for marketable securities, held-to-maturity and permanent investments	—	—	—	—	2,923	2,923	(2,578)	345
Voluntary revaluation	(19,116)	(185)	786	(18,515)	634	(17,881)	2,087	(15,794)
Financial leasing transactions	(12,506)	2,756	584	(9,166)	965	(8,201)	4,673	(3,528)
Amortization of intangible assets	—	(1,008)	—	(1,008)	(844)	(1,852)	(4,372)	(6,224)
Other, net	1,408	(2,405)	—	(997)	(230)	(1,227)	(4,241)	(5,468)
Total deferred liability	(17,144)	9,990	759	(6,395)	(776)	(7,171)	(832)	(8,003)

(b) It corresponds to the deferred asset recognized by Interseguro based on its tax loss carry forward generated in fiscal year 2001, amounting to approximately S/11,956,000, which according to the analysis made by Management, see Note 21(f), does not have an expiration date; therefore, it has been recognized in conformity with the provisions set forth in IAS 12 — Income Tax.

(c) The table below presents the amounts reported in the consolidated balance sheets and consolidated statements of income as of and for the years ended December 31, 2006 and 2005:

Consolidated balance sheets	Deferred Assets 2006 S/(000)	Deferred Assets 2005 S/(000)	Deferred Liabilities 2006 S/(000)	Deferred Liabilities 2005 S/(000)
Income tax	3,063	3,063	(6,809)	(6,101)
Workers' profit sharing	537	537	(1,194)	(1,070)
Total	3,600	3,600	(8,003)	(7,171)

Consolidated statements of income	Workers' profit sharing 2006 S/(000)	Workers' profit sharing 2005 S/(000)	Workers' profit sharing 2004 S/(000)	Income tax 2006 S/(000)	Income tax 2005 S/(000)	Income tax 2004 S/(000)
Current	(11,758)	(8,438)	(4,430)	(67,396)	(48,832)	(25,382)
Deferred	(124)	(116)	1,492	(708)	(660)	8,498
Total	(11,882)	(8,554)	(2,938)	(68,104)	(49,492)	(16,884)

20. Shareholders' equity

(a) Capital stock —

As of January 19, 2007, date when the exchange of shares described in Note 1 was made, Intergroup Shareholders' equity was represented by 81,503,000 common shares fully issued and paid-in, with a value of US$10 per share.

(b) Treasury stock of subsidiary —

As of December 2006 and 2005, this item corresponds to 18,387,000 and 17,602,093 Bank shares, respectively, with an acquisition cost of S/33,910,000 and S/30,533,000, respectively, repurchased by the Bank for the purpose of executing an Incentive Program for the Bank's Management. As of to date, the shareholders and the Bank's Management are reviewing the manner and the terms in which this program will be implemented.

(c) Commitment with a financial institution —

On June 28, 2002, the Bank entered into a 10-year financing agreement with Nederlands Financierings Maatschappij Voor Ontwikkelingslanden N.V. (hereafter "FMO") amounting to approximately US$15 million.

In connection with this agreement, IFH, the Bank's majority shareholder, entered into a "Share Retention Letter" with FMO, under which IFH committed not to transfer to third parties more than 51 percent of the Bank's capital stock without the prior consent of FMO. The "Share Retention Letter" will remain in effect during the term of the financing, which matures in 2012. In connection with the reorganization described in Note 1(a), FMO has delivered to the Company a confirmation letter stating that as the reorganization was made between companies under common control, it is not a breach of the "Share Retention Letter".

(d) Bank's shareholders' equity for legal purposes (regulatory capital) —

As of December 31, 2006 and 2005, the Bank's shareholders' equity for legal purpose (statutory capital) as determined in accordance with current regulations was as follows:

	2006	2005
	S/(000)	S/(000)
Paid-in-capital	406,238	355,261
Add		
Legal reserves	124,641	113,313
Retained earnings with capitalization agreement	64,737	36,102
Due to international correspondents — subordinated loans	47,940	51,450
Subordinated bonds held by third parties and the Bank's Subsidiaries	47,940	102,900
Generic allowance for loan losses	46,976	39,562
Less		
Investments in subsidiaries and other	(50,092)	(52,206)
Treasury stock	(33,910)	(30,533)
Premium for interest, net	(1,218)	(4,285)
Other	(144)	(3,213)
Total	653,108	608,351

As of December 31, 2006 and 2005, contingent assets and loans weighted by credit risk, determined by the Bank, amount to approximately S/5,453,064,000 and S/5,008,752,000, respectively, which generate a global leverage ratio for credit and market risk of 8.50 and 8.27 times, respectively, of the Bank's regulatory capital. According to the Banking and Insurance Law, this ratio cannot exceed 11 times.

(e) Insurance's shareholders' equity for legal purposes (regulatory capital) —

In accordance with SBS Resolution No. 813-97, amended by SBS Resolutions No. 1261-98 and No. 764-2001, Interseguro is required to maintain a statutory capital greater than the amount resulting from the sum of the solvency equity, the guarantee fund, and the regulatory net equity destined to cover credit risks.

The table below presents Interseguro's statutory capital as of December 31, 2006 and 2005, determined in accordance with prevailing legislation:

	2006	2005
	S/(000)	S/(000)
Paid-in-capital	106,444	80,539
Plus		
Legal reserves	2,621	—
Subordinated loans	15,980	17,150
Net income	9,588	31,249
Less		
Goodwill	(859)	(2,334)
Accumulated Losses	—	(5,039)
Total	133,774	121,565

In accordance with SBS Resolution No. 764-2001, the solvency equity is established based on the greater of the minimum capital amount provided for in Article 16 of the Banking and Insurance Law updated by SBS Circular Letter No. G-123-2005 or the solvency margin amount (Note 18(e)). As of December 31, 2006, the solvency equity was equivalent to the solvency margin and amounted to approximately S/76,897,000 (approximately S/68,412,000 as of December 31, 2005).

As of December 31, 2006, the guarantee fund amounts to approximately S/26,914,000 (approximately S/23,944,000 as of December 31, 2005), in conformity with the provisions set forth in SBS Resolution No. 764-2001.

As of December 31, 2006 and 2005, the regulatory net equity destined to cover credit risks is zero because Interseguro does not grant guarantee or lending operations, except for mortgage loans given to its personnel, amounting to S/35,000 and S/48,000, respectively as of those dates.

As a result of the above mentioned, Management has determined the following statutory capital surplus:

	2006 S/(000)	2005 S/(000)
Total regulatory net equity	133,774	121,565
Less —		
Solvency equity	(76,897)	(68,412)
Guarantee fund	(26,914)	(23,944)
Surplus	29,963	29,209

(f) Subsidiaries' legal and special reserves —

In accordance with Peruvian laws that rule financial and insurance activities of Intergroup's subsidiaries, a reserve of at least 35 percent of their paid-in capital is required to be established through annual transfers of no less than 10 percent of their net income, which can only be used to absorb losses or capitalized. In both cases, the Bank has the obligation to replenish it.

In the General Shareholders' Meeting held on March 29, 2004, the Bank approved the creation of a special reserve amounting to approximately S/10,882,000, which was done through the transfer of the net income of 2003. The Bank is not allowed to distribute or use this reserve without prior SBS authorization.

As of December 31 2006 and 2005, the legal and special reserves of Intergroup's subsidiaries, atributable to the participation of the Company, amount to approximately S/132,519,000 and S/119,232,000, respectively.

21. Tax situation

(a) Because it is incorporated in Panama, the Company is not subject to any income tax.

(b) Intergroup's Subsidiaries are subject to the Peruvian Tax System and, in compliance with current Peruvian legislation; they calculate their income tax on the basis of their individual financial statements. As of December 31, 2006 and 2005, the statutory income tax rate was 30 percent on taxable income, after calculating the workers' profit sharing, which in accordance with current legislation is determined using a 5 percent rate.

Companies and individuals not domiciled in Peru must pay an additional tax of 4.1 percent over dividends received.

(c) Article 8 of Legislative Decree No. 970 extended until December 31, 2008, the income tax exemptions related to capital gains from the transfer of securities registered with the Stock Market Public Registry through centralized mechanisms of trading, as well the interest generated from those instruments.

Likewise, according with the prevailing Peruvian legislation, life insurance premiums in favor of individuals and insurance premiums for affiliates to the Private Pension Funds Administration companies are exempt from income tax.

(d) For the purpose of determining the income and the value added taxes, the transfer prices agreed for transactions between related entities, or for transactions conducted with or through entities domiciled in low or zero tax countries (tax havens) must be supported by documentation containing information about the valuation methods applied and criteria used in their determination of such prices. The Tax Authority has the right to request this information.

Resolution SUNAT (Peruvian Tax Authority) No. 008-2007 excludes companies domiciled in Peru from the obligation of having a Transfer Pricing Study for the years 2006 and 2007 for transactions with domestic related parties.

Based on an analysis of the operations of Intergroup and its Subsidiaries, Management and its legal counsel believe that the application of these tax standards will not result in significant contingencies for Intergroup and its Subsidiaries as of December 31, 2006 and 2005.

(e) The Tax Authority is legally entitled to review and, if necessary, adjust the income tax computed by the Subsidiaries during a term of four years following the year in which a tax return was filed. The income tax and value added tax returns of the Subsidiaries corresponding to 2002 through 2006 are pending review by the Tax Authority. As of the date of this report, the Bank's returns filed for 2003 and 2004 are being reviewed by the Tax Authority. Due to various possible interpretations of current legislation, it is not possible to determine whether or not such reviews will result in tax liabilities for Intergroup and its Subsidiaries. In the opinion of Management, no significant additional liabilities will be generated as a consequence of said or future reviews.

On the other hand, on April 2004, June 2006 and February 2007, the Bank received Tax Assessments and Fine Imposing Resolutions related to income tax returns filed in 2000, 2001 and 2002. With respect to 2000 and 2001, the Bank has already filed the respective tax claim against said resolutions and is also going to file a claim against the tax assessments for 2002, within the terms established by the Tax Code. As of the date of this report, the Tax Authority Claim Department has not made a decision on the claim filed by the Bank. In the opinion of the Bank's Management and its legal counsel, the Bank will obtain a favorable opinion in the administrative process filed against such Tax Assessments and Fine Imposing Resolutions and, they believe that any additional tax assessments would not be significant to the consolidated financial statements as of December 31, 2006 and 2005.

(f) As of December 31, 2006 and 2005, Interseguro has determined a tax loss carry forward of approximately S/11,956,000. According to prevailing Peruvian income tax legislation and amendments thereto, as well as the selected method for offsetting tax losses, Interseguro must use its tax loss carry forward to setoff future taxable income for an amount equivalent to up to 50 percent of the taxable income determined on each year.

22. Off-balance sheet accounts

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)
Contingent transactions (indirect loans), Note 10(b)		
Bank letters of guaranty and stand-by letters of credit(b)	942,367	668,738
Import and export letters of credit(b)	157,795	151,287
Due from bank acceptances(b)	47,912	38,937
	1,148,074	858,962
Foreign currency forwards operations, Note 5		
Purchase of foreign currency forwards(c)	678,155	125,175
Sale of foreign currency forwards(c)	692,049	175,959
	1,370,204	301,134
Obligations under credit line agreements	3,684,994	2,749,313
Total contingent operations	6,203,272	3,909,409
Other off-balance sheet accounts(e)		
Guarantees received	6,982,091	3,670,818
Securities in custody	1,416,244	1,295,797
Collections on behalf of third parties	273,324	253,957
Equity trust funds received from Banco Nuevo Mundo — undergoing liquidation	—	286,600
Suspended interests	98,953	169,697
Equity trust funds received from Banco Latino — undergoing liquidation	67,118	74,667
Equity trust fund received from Latino Leasing S.A. — undergoing liquidation	21,131	104,643
Trusts	197,057	162,375
Loan portfolio sold	72,544	77,654
Interest rate swap operations(d)	49,761	57,485
Mutual and investment funds managed by Interfondos Sociedad Administradora de Fondos	1,335,056	1,080,536
Equity trusts managed by Internacional de Títulos Sociedad Titulizadora S.A. — Intertítulos S.T.	1,321,916	1,886,021
Other	6,018,226	5,721,506
Total other off-balance sheet accounts	17,853,421	14,841,756
Total off-balance sheet accounts	24,056,693	18,751,165

(b) In the normal course of its operations, the Bank performs contingent operations (indirect loans). These transactions expose the Bank to additional credit risk beyond the amounts recognized in the consolidated balance sheets.

The Bank applies the same credit policies for granting and evaluating the provisions for direct loans when performing contingent operations, note 10, including obtaining guarantees when it deems it necessary. Guarantees vary and include deposits in financial institutions, securities, and real estate property or other assets.

Taking into account that many of the contingent operations (indirect loans) are expected to expire without the Bank having to disburse funds, the total committed amounts do not necessarily represent future cash requirements.

(c) As of December 31, 2006 and 2005, the derivative operations maintained by the Bank related to purchase and sale agreements of foreign currency forward transactions were as follow:

	Nominal amount				Fair value	
	2006		2005		2006	2005
	US$(000)	S/(000)	US$(000)	S/(000)	S/(000)	S/(000)
Purchase agreements	212,189	678,155	36,494	125,175	(1,379)	2,946
Sale agreements	216,536	692,049	51,300	175,959	13,601	(2,113)

These contracts were entered into solely for the purpose of meeting the needs of its clients; and they mature within a term not to exceed two years.

(d) As of December 31, 2006, the Bank has interest rate swaps for a nominal value of approximately S/49,761,000, equivalent to US$15,570,000 and their estimated market value amounts to an asset of approximately S/381,378 (S/57,485,000, equivalent to US$16,759,000 as of December 31, 2005) and the estimated market value amounted to a liability of S/35,068).

(e) The balance of "Other off-balance sheet accounts" includes many transactions that are recorded for control purposes. The most significant component of this balance relates to the "Guarantees received" caption, which corresponds to items received as guarantee. Such items are accounted for at the value agreed upon as of the date of the loan contract, which does not necessarily represent their market value.

In addition, as of December 31, 2006 and 2005 the balance of "Other off-balance sheet accounts" includes certain assets and liabilities from financial entities undergoing liquidation, which were transferred to the Bank as a result of public auctions organized by the SBS, as well as the execution of the Peruvian Financial System Consolidation Program. Consequently, the Bank acts as a trustee to manage the assets and liabilities from these entities, receiving fees indicated in the trust agreements. In order to comply with the provisions included in those agreements, as of December 31, 2005, the Bank has granted stand-by letters of credits to these entities for approximately S/600,000, which matured on July 10, 2006 and November 21, 2006, respectively, which are the termination dates of said agreements. The Bank is in the process of returning the assets that make up the trust of Banco Latino — undergoing liquidation. This will be done during the first half of 2007.

23. Financial income and expense

(a) The table below presents the components of this caption:

	2006	2005	2004
	S/(000)	S/(000)	S/(000)
Financial income			
Interest and commissions on loans	593,422	502,071	427,753
Interest on due from banks and Interbank funds	36,766	23,397	13,184
Investment income:			
Income from marketable securities and held-to-maturity investments	143,970	85,576	73,926
Gain on sale and purchase of marketable securities(b)	19,049	27,137	11,631
Gain on sale and purchase of held-to-maturity investments	14,074	14,655	13,248
Income from permanent investments 12(c)	6,375	1,602	3,528
Income from valuation of marketable investments for financial intermediation (trading), net	2,450	—	—

	2006 S/(000)	2005 S/(000)	2004 S/(000)
Income from sale of permanent investment	1,413	—	—
Gain on sale of Peruvian Global bonds(c)	351	206	8,683
Other financial income	8,837	4,046	2,408
Financial income before exchange difference, net	826,707	658,690	554,361
Exchange difference, net	69,206	40,717	25,287
Total	895,913	699,407	579,648
Financial expenses			
Interests and commissions on deposits and obligations	129,564	79,852	67,410
Interests and fees on deposits and due to banks and correspondents	25,540	21,042	15,834
Interests on securities, bonds and other obligations outstanding	20,506	19,381	18,733
Deposit Insurance Fund premiums	10,251	9,063	8,112
Investment expenses:			
Result from the sale and purchase of securities(b)	1,475	3,734	497
Result from the sale of Global bonds(c)	1,147	—	—
Loss from impairment of permanent investments	117	4,585	2,569
Result from the valuation of marketable securities held for trading, net	—	706	2,981
Other financial expenses	11,729	6,329	4,058
Total	200,329	144,692	120,194
Gross financial margin	695,584	554,715	459,454

(b) As of December 31, 2006, it includes gains and losses for approximately S/10,210,000 and S/86,000, respectively (gains and losses for approximately S/148,000 and S/238,000, respectively as of December 31, 2005), generated by changes in the category of classification of the investments made by Interseguro; which according to SBS Resolution No. 1047-99, must be registered at the market value of the date of change.

(c) During 2006, the Bank sold part of its portfolio of Peruvian Global bonds available for sale for a nominal amount of approximately US$17,500,000 equivalent to approximately S/55,930,000, generating a net loss in 2006 of approximately US$249,000, equivalent to approximately S/796,000 (in 2005 and 2004, the Bank bought and sold all its portfolio of Peruvian Global bonds available for sale for a nominal amount of approximately US$5,000,000 and US$103,000,000, respectively, generating a profit of approximately US$60,000, equivalent to approximately to S/206,000 and a profit of approximately US$2,646,000, equivalent to approximately S/8,683,000, respectively).

24. Income and expenses from financial services

The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)	2004 S/(000)
Income from financial services			
Credit and debit card	79,514	63,544	47,720
Fees for insurance, savings accounts, maintenance of current accounts, excess transactions and other	72,483	60,806	48,816
Fees for statements of accounts	17,490	14,300	11,468
Contingent operations	12,750	10,630	10,963
Fees for collection and payment services	10,412	10,142	9,650
Fund transfer services	11,356	9,662	8,111
Fees for use of Automated Teller Machines — ATM	10,103	9,346	5,504
Trust administration	5,215	7,480	5,660
Other	20,237	24,251	24,434
Total	239,560	210,161	172,326
Expenses from financial services			
Credit and debit card expenses	20,741	15,455	10,492
Fees paid to foreign banks	4,196	3,633	3,015
Other	875	340	231
Total	25,812	19,428	13,738

25. Result of insurance underwriting, net

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)	2004 S/(000)
Assumed premiums(b)	290,630	275,510	243,362
Adjustment of technical reserves for assumed premiums	(217,424)	(220,929)	(187,195)
Ceded premiums	(4,344)	(3,783)	(2,712)
Adjustment of technical reserves for ceded premiums	123	1	32
Claims on assumed premiums	(130,102)	(99,549)	(102,963)
Claims on ceded premiums	2,254	2,030	821
Commissions from written premiums	(1,373)	(1,192)	(1,138)
Other technical income	1,237	1,355	1,183
Other technical expenses	(5,704)	(5,388)	(576)
Technical result, net	(64,703)	(51,945)	(49,186)

(b) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)	2004 S/(000)
Annuities —	190,717	183,115	161,907
Death and disability insurance	48,232	45,561	46,799
Compulsory traffic accident insurance (SOAT)	17,261	16,074	13,854
Life insurance —			
Individual	16,694	15,998	12,972
Group	17,726	14,762	7,830
Total assumed premiums	290,630	275,510	243,362

26. Administrative expenses

(a) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)	2004 S/(000)
Personnel and board of directors expenses(b)	179,089	158,550	148,383
Services received from third parties(c)	210,347	180,983	137,590
Taxes and contributions	23,429	18,130	20,606
Total	412,865	357,663	306,579

(b) The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)	2004 S/(000)
Salaries	141,625	130,391	123,483
Social security	14,990	12,631	11,353
Severance indemnity expenses	11,295	8,813	7,581
Vacation, medical assistance and other	11,179	6,715	5,966
Total personnel and board of directors expenses	179,089	158,550	148,383

The average number of employees of the Company and its Subsidiaries for the years 2006, 2005 and 2004 was 3,004, 2,633 and 2,256, respectively.

(c) The amounts recorded as "Services received from third parties" correspond mainly to transportation services, repairs and maintenance services, office leases, advertising expenses, public relations expenses, telecommunication costs, professional fees, among other.

27. Other income, net

The table below presents the components of this caption:

	2006 S/(000)	2005 S/(000)	2004 S/(000)
Other income			
Net gain on sale of assets received as payment and seized through legal actions, Note 11(c)	7,914	23,359	10,833
Recovery of prior year past due loans	30,790	28,822	14,852
Reversal of provision for assets received as payment and seized through legal actions, Note 11(c)	—	3,602	—
Sale of fixed assets and realizable assets	95	4,725	9
Other commissions and services	14,114	14,229	12,548
Other	5,153	9,237	15,491
	58,066	83,974	53,733
Other expenses			
Provision for assets received as payment and seized through legal actions, Note 11(c)	(2,197)	(17,410)	(31,597)
Interest from prior year past due loans previously recognized as interest income	(777)	(2,522)	(2,329)
Employee retirement incentive	(2,416)	(1,323)	(1,899)
Cost of sales and/or retirements of fixed assets and realizable assets	(39)	(5,116)	(417)
Other	(20,924)	(17,449)	(15,894)
	(26,353)	(43,820)	(52,136)
Other income, net	31,713	40,154	1,597

28. Transactions with related parties and affiliated companies

(a) The table below presents the balances with related companies and affiliates as of December 31, 2006 and 2005:

2006

	Supermercados Peruanos S.A. (Notes 2 and 4(a))	IFH Perú Ltd.	Bio Bank Ltd. (formerly IBO)	Centura Sociedad Agente de Bolsa	Procesos MC Perú S.A.	Urbi Propiedades S.A.	Cineplex S.A.	Nessus Hoteles Peru S.A.	La Fiduciaria	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets											
Cash and due from banks	—	—	3,715	—	—	—	—	—	—	—	3,715
Held-to-maturity investments (real estate projects), Note 9(e)	—	—	—	—	—	28,454	3,430	—	—	—	31,884
Loans, net	3,032	—	—	—	—	—	5,143	5,134	—	232	13,541
Accounts receivable from insurance operations	406	—	—	—	—	—	—	—	—	—	406
Other assets, Note 14(c)	35,175	2,321	—	3,166	—	3,258	31	—	—	3,190	47,141
Liabilities											
Deposits and obligations	428	47	—	8,846	6,798	126	3,607	697	2,518	761	23,828
Securities, bonds and other obligations	1,576	—	1,730	—	—	—	—	—	—	397	3,703
Other liabilities											
Results											
Interest income	44	91	120	—	—	3,010	538	—	—	—	3,803
Administrative expenses, Note 14(c)	(2,747)	—	—	—	—	—	—	—	—	—	(2,747)
Other, net	(2,712)	—	(160)	318	(187)	(873)	—	—	(29)	(1,864)	(5,507)
Off-balance sheet accounts											
Indirect credits	—	—	192	595	2,397	2,039	—	1,598	—	—	6,821

2005

	Supermercados Peruanos S.A. (Notes 2 and 4(a))	IFH Perú Ltd.	Bio Bank Ltd. (formerly IBO)	Centura Sociedad Agente de Bolsa	Procesos MC Perú S.A.	Urbi Propiedades S.A.	Cineplex S.A.	Nessus Hoteles Peru S.A.	La Fiduciaria	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets											
Cash and due from banks	—	—	8,832	—	—	—	—	—	—	—	8,832
Held-to-maturity investments (real estate projects), Note 9(e)	—	—	—	—	—	30,537	3,728	—	—	—	34,265
Loans, net	3,481	6,191	—	—	—	—	1,715	2,999	—	261	14,647
Other assets, Note 14(c)	37,922	2,126	—	9	—	3,932	—	—	—	46	44,035
Liabilities											
Deposits and obligations	583	21	—	9,254	2,385	—	40	715	2	1,629	14,629
Other liabilities	2,312	—	1,862	—	—	—	—	—	—	123	4,297
Results											
Interest income	89	441	—	—	—	4,109	538	—	—	—	5,177
Administrative expenses, Note 14(c)	(2,240)	—	—	—	—	—	—	—	—	—	(2,240)
Other, net	(3,298)	—	348	287	(110)	—	—	—	—	(3,453)	(6,226)
Off-balance sheet accounts											
Indirect credits	—	—	—	633	2,230	2,188	2,898	1,540	—	192	9,681
Forward purchase operations	—	—	—	1,836	—	—	—	—	—	—	1,836

(b) Some shareholders, directors and officers of Intergroup and its Subsidiaries have been involved, either directly or indirectly, in credit transactions with Intergroup and its Subsidiaries as permitted by Peruvian legislation, which rules and limits certain transactions with employees, directors and officers of a bank. As of December 31, 2006, loans and other credits to employees amounted approximately to S/22,983,000, (S/20,584,000 as of December 31, 2005).

In accordance with Peruvian legislation, loans to related parties cannot be made on more favorable terms than those offered to the public.

(c) As of December 31, 2006 and 2005, Intergroup and Subsidiaries, participated in different local and foreign mutual and investments funds managed by Subsidiaries or related parties, which are shown below:

	2006 S/(000)	2005 S/(000)
Investments available for sale —		
Interfondos Sociedad Administradora de Fondos:		
- Fondo Mutuo Interfondo RF	4,952	56,554
- Fondo Mutuo Interfondo Soles	7,035	3,200
- Fondo Mutuo Interfondo Cash	252	1,556
- Fondo Mutuo Interfondo Global	795	856
- Fondo Mutuo Interfondo	89	79
Compass Group Sociedad Administradora de Fondos de Inversión S.A.:		
- Compass Group — Renta Fija Fondo de Inversión Mixta Especializada	6,855	13,934
Permanent investments —		
Compass Capital (Cayman) Limited:		
- Compass Capital Fund, LLP	8,066	8,535
- Allowance for impairment	(6,832)	(7,211)
	21,212	77,503

In addition, as of December 31, 2006 the Bank has entered into foreign currency sale forwards with mutual funds managed by Interfondos Sociedad Administradora de Fondos, for a nominal value of approximately S/82,256,000 (buying and selling of foreign currency for approximately S/3,506,000 and S/2,816,000 as of December 31, 2005, respectively) and they are presented in the "Off-balance sheet accounts-Foreign currency forwards operations" caption of the consolidated balance sheets. In addition, as of December 31, 2005, the Bank has entered into foreign currency sale forwards with a mutual fund managed by Compass Group Sociedad Administradora de Fondos de Inversión S.A. for a nominal value of approximately S/ 3,553,000, and they are presented in the "off-balance sheet accounts-Foreign currency forwards operations" caption of the consolidated balance sheets.

(d) In the opinion of Management of the Company and its Subsidiaries, transactions with related companies have been made under normal market conditions. Taxes generated by these transactions and the taxable base used for computing them, are those customarily used in the industry and are determined according to prevailing tax standards.

29. Business segments

Intergroup and its Subsidiaries are organized in two main lines of business — the banking business and the insurance business, see Note 3. Transactions between the business segments are carried out under normal commercial terms and conditions.

The following table presents Intergroup' and its Subsidiaries' financial information by business segments for the years ended December 31, 2006, 2005 and 2004 and as of December 31, 2006, 2005 and 2004 in thousands of Nuevos Soles:

	External Income	Income from Other Segments	Eliminations	Total Income (*)	Total Expenses (**)	Administrative Expenses	Depreciation and Amortization	Other Provisions (***)	Total Operating Income	Total Assets	Fixed Assets	Total Liabilities
2006												
Banking	1,003,359	8,077	(8,077)	1,003,359	(216,296)	(384,027)	(48,935)	(133,096)	221,005	7,363,669	394,249	6,708,943
Insurance	422,744	18,974	(18,974)	422,744	(365,178)	(28,838)	(2,639)	—	26,089	1,368,625	3,151	1,304,023
Discontinued operation	—	—	—	—	—	—	—	—	—	365,003	—	270,502
Total consolidated	1,426,103	27,051	(27,051)	1,426,103	(581,474)	(412,865)	(51,574)	(133,096)	247,094	9,097,297	397,400	8,283,468
2005												
Banking	799,321	10,460	(10,460)	799,321	(154,628)	(335,790)	(47,384)	(121,884)	139,635	6,192,256	394,229	5,641,264
Insurance	385,757	12,232	(12,232)	385,757	(336,947)	(21,873)	(2,469)	—	24,468	1,197,066	2,735	1,172,353
Discontinued operation	—	—	—	—	—	—	—	—	—	337,616	—	245,138
Total consolidated	1,185,078	22,692	(22,692)	1,185,078	(491,575)	(357,663)	(49,853)	(121,884)	164,103	7,726,938	396,964	7,058,755
2004												
Banking	673,167	8,281	(8,281)	673,167	(126,898)	(287,295)	(45,095)	(126,817)	87,062	5,734,939	400,263	5,263,056
Insurance	322,169	15,708	(15,708)	322,169	(299,582)	(19,284)	(2,136)	—	1,167	862,657	2,389	872,076
Discontinued operation	—	—	—	—	—	—	—	—	—	303,557	—	207,416
Total consolidated	995,336	23,989	(23,989)	995,336	(426,480)	(306,579)	(47,231)	(126,817)	88,229	6,901,153	402,652	6,342,548

(*) It includes total interest and dividend income and net premiums earned from insurance activities.

(**) Includes the total expenses from banking activities and the expenses from insurance activities.

(***) It corresponds to reserves for credit losses, investments and other contingencies.

30. Risk assessment

Intergroup and its Subsidiaries' activities relate mainly to the use of financial instruments, including derivatives. The Bank accepts deposits from its customers at both fixed and floating rates and with different terms, with the aim of profiting from interest margins by investing those funds in high-quality assets. The Bank seeks to increase these margins by consolidating its short-term funds and lending for longer periods at higher rates, while maintaining sufficient liquidity to comply with any withdrawal that may be requested.

The Bank seeks to obtain its interest margins above market average, net of provisions, by lending to commercial and retail borrowers by means of a variety of credit products. The exposure not only comprises loans and non-contingent advances, but also any other loans granted by the Bank, such as letters of credit and stand-by letters of credit.

Intergroup and its Subsidiaries also trade financial instruments outside and inside the stock exchange market, including derivative instruments, to benefit from changes in their prices in the market in the short term and from fluctuations in exchange rates and interest rates. Management establishes limits to exposure levels for positions that may be adopted in the market during both, daily operations and overnight positions. The exposure to the exchange rates and to interest rates related to such operations is under the supervision of Management of each Subsidiary.

Risk of the insurance activity —

The risk covered under an insurance contract in any of the different products, is the possibility that an insured event occurs and the uncertainty becomes a reality in respect to the resulting claim. Due to the nature of an insurance contract, this risk is random and thus unforeseeable.

Interseguro has contracted automatic re-insurance coverage that protects frequency and severity.

On the other hand, Interseguro is exposed to the risk that the mortality rates related to its clients fail to reflect actual mortality rates, which could cause that the premium computed for the coverage offered to be insufficient to cover the claims. This is the reason why the Company carefully selects the risks and underwriting at the time of issuing policies, such that it can classify the degree of risks placed by a proposed insured party, through an analysis of characteristics such as gender, smoker condition, health condition, among other.

In the specific case of Annuities, the risk the Company assumes is that the actual life expectation of the insured population can be greater than that estimated at the time of determining the amounts. The foregoing would result in a reserve deficit that would preclude compliance with pension payments.

Market risk —

Intergroup and its Subsidiaries are exposed to market risks. Market risks arise from interest rate positions, exchange rates and equity products, all of which are exposed to general and specific market movements. The Subsidiaries manage their market risks on an individual basis.

The Bank uses the "Value-at-Risk" methodology to estimate the market risk of main positions held and maximum expected losses, based on a number of assumptions for a variety of changes in market conditions. The Bank's Management also establishes the acceptable value-at-risk limits, which are monitored on a daily basis.

Measurement of Value-at-Risk (VaR) is an estimate, with a reliability level established by the Bank at 99 percent of the maximum potential loss that could occur, should current positions were to be held unchanged over a determined timeframe (the term established by the Bank is one business day). Actual results are monitored regularly to verify the validity of the assumptions and parameters used for computing the VaR.

The Bank's Management also establishes individual limits for marketable securities, for its foreign currency exchange positions, as well as for its derivative instruments; these limits consider the maximum amount of exposure to be the maximum value of individual loss that can be tolerated before demanding immediate settlement in the market (stop-loss); compliance with these limits and the Bank's VaR are reviewed by Management. Nevertheless, the use of this control measurement does not eliminate all the risk of losses beyond the limits in place owing to extreme movements in market prices.

Liquidity risk —

The Bank is exposed to daily withdrawal of its available cash resources from overnight deposits, current accounts, maturing deposits, loans drawdowns, guarantees and other withdrawals. The Bank does not maintain funds available in cash for all of the aforementioned needs, since experience has shown that a minimum level of reinvestment of funds upon their maturity can be predicted with a high degree of certainty. The Bank's Management establishes the limits as to the minimum amount of funds that need to be available to meet such needs and the minimum level of Interbank loans and other types of loans that should be in place to cover unexpected withdrawals.

The notes to the consolidated financial statements include an analysis of the maturities of relevant assets and liabilities, based on contractual maturity dates.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is of extreme importance to Management. Nevertheless, it is unusual for financial institutions to be fully matched, as transacted business is often based on uncertain terms and different types.

Maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors when assessing liquidity and exposure to changes in interest and exchange rates.

Liquidity requirements to support indirect loans are significantly lower than the amount of the commitment because it is not expected that funds will be required to honor these commitments, as the majority of these indirect credits will expire or terminate without requiring payment thereof.

Interseguro is exposed to requirements of its cash available, mainly for the payment of retirement pensions and incidents. The liquidity risk is the risk that cash may not be available in the future to pay commitments at their expiration date. Interseguro's Management sets the limits as to the minimum amount of funds that need to be available to meet such requirements.

The insurance company of the Group controls its liquidity risk through the matching of the maturities of assets and liabilities. In this connection, the investment plan has been structured according to their expiration date, thereby having covered the risk of fund requirements destined to cover claims for incidents or other.

The notes to the consolidated financial statements include an analysis of the maturities of the main assets and liabilities, based on contractual maturity dates.

Cash flow and fair value interest rate risk —

The cash flow interest rate risk is the risk that the cash flows of a financial instrument fluctuate due to changes in market interest rates. The risk of fair value interest rates is the risk that the value of a financial instrument may fluctuate due to changes in market interest rates.

Intergroup and its Subsidiaries are exposed to the effect of fluctuations in market interest rates on its financial situation and cash flows. Interest margins may increase as a result of such changes, but may reduce or create losses in the event of unexpected fluctuations. Management sets limits on the level of mismatch of interest rates that may be undertaken and monitors these levels on a daily basis; however, on the whole, Intergroup and its Subsidiaries present mainly short-term financing operations at variable interest rates.

Resources for commercial funding are mainly obtained from short-term liabilities, which generally bear interest at fixed and variable interest rates prevailing in the market. Loans, customer deposits and other financing instruments are subject to risks arising from interest rate fluctuations. Relevant contractual maturity characteristics and interest rates of such financial instruments are disclosed in the notes to the consolidated financial statements.

Exchange rate risk —

Intergroup and its Subsidiaries are exposed to the effects of fluctuations in foreign currency exchange rates prevailing over its financial position and cash flows. The Management of the Subsidiaries sets limits on the level of exposure by currency and in total of overnight positions.

Most assets and liabilities in foreign currency are stated in US dollars. Foreign currency transactions are made at free market exchange rate. As of December 31, 2006 and 2005, Intergroup and its Subsidiaries' assets and liabilities in foreign currencies are shown in Note 5.

Credit risk —

Intergroup and its Subsidiaries are exposed to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred at the consolidated balance sheet date. Significant changes in the economy or in a particular industry segment that represent a concentration in Intergroup and Subsidiaries portfolio could result in losses different from those recorded as of the consolidated balance sheet date. Therefore, Intergroup and Subsidiaries Management carefully manage their exposure to credit risk.

The Bank structures the levels of credit risk it undertakes by placing limits to the amount of acceptable risk related to one borrower or groups of borrowers and to geographic and industry segments. Such risks are monitored constantly and subject to frequent review. Limits in the level of credit risk by product and industry sector are approved by Bank and Subsidiaries Management within the framework of standards in force.

The Banks' exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits when appropriate. Exposure to credit risk is also managed partially by obtaining corporate and personal guarantees, but there is a significant portion of consumer loans for which no such guarantees can be obtained.

Financial assets which show a potential credit risk are mainly cash and cash equivalents, interest bearing deposits in banks, marketable securities, held-to-maturity investments, loans, derivatives, and other assets. The exposure for any one borrower, including banks and investments, is further structured by sub-limits covering on and off balance sheet exposures and daily delivery risk limits to trading items such as forward foreign exchange contracts. Actual exposure is monitored against limits in a continuous manner.

31. Fair value

Fair value is defined as the amount for which an asset could be exchanged or a liability settled between knowledgeable willing parties in an arm's length transaction, assuming an on-going enterprise.

When a financial instrument is traded in an active and liquid market, its quoted market price in an actual transaction provides the best evidence of its fair value. When a quoted market price is not available, or may not be indicative of the fair value of the financial instrument, other estimation techniques may be used to determine such fair value, including the current market value of another financial instrument that is substantially similar, discounted cash flow analysis or other techniques applicable thereto, all of which are significantly affected by the assumptions used. Although Management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or settlement value. A significant portion of the assets and liabilities of Intergroup and its Subsidiaries are short-term financial instruments, with a remaining maturity of less than one-year. Therefore, these short-term financial instruments are considered to have a fair value equivalent to their book value at the consolidated balance sheet dates, except for those with an active market.

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of the various financial instruments as follows:

- Cash and due from banks represent cash and short-term deposits that do not represent significant credit or interest risks; in consequence, their book value is equivalent to their fair value in the consolidated balance sheets.
- Available-for-sale investments are recorded at the lower of cost or market value, except for the bonds held by Interseguro which are updated by the Internal Rate of Return (IRR) computed at the acquisition date; consequently, the estimated market value encompasses potential gains expected by the market but not realized. The fair value of these investments has been determined based on stock exchange prices or using investment valuation techniques. The estimated fair value of held-to-maturity financial investments has been computed based on existing quotations as of December 31, 2006 and 2005, respectively. For held-to-maturity financial investments with no available quotations their estimated fair value has been calculated by discounting future expected cash flows using an interest rate that represents the risk classification of the investment. See Notes 8(m) and 9(g).
- A majority of the loans granted by Intergroup and its Subsidiaries accrue interest at variable rates, which are reset monthly or quarterly. As a result, their book value, net of the allowance for loan losses required by the SBS, Note 10, is considered to be the best estimate of their fair value as of the date of the consolidated financial statements.
- Intergroup and its Subsidiaries Management consider that the book value of the permanent investments approximates their fair value.
- The fair value of deposits and obligations is similar to their book value, mainly due to their liquid nature and the fact that their variable interest rates can be compared with other similar liabilities as of the date of the consolidated balance sheets.
- For due to banks and correspondents and bonds and other obligations, which include variable interest rate terms and preferential rates, the Bank has estimated that the book values do not differ significantly from their fair values.
- For liabilities that bear interest and have original maturities greater than one year, the fair value has been calculated based on discounted future cash flows, using the Bank's effective interest rate for liabilities with similar characteristics as of the date of the consolidated balance sheets. The estimated market value approximates the book value.
- As disclosed in Note 22, the Bank participates in indirect credit operations. Based on the level of fees currently charged for such operations and taking into account their maturity and interest rates together with the present creditworthiness of the counterparties, the difference between their book value and their fair value is not significant.
- Except for currency forwards and interest rate swaps, Intergroup and its Subsidiaries do not enter into other agreements usually described as derivative transactions. Intergroup and its Subsidiaries record these derivatives in the consolidated balance sheets at their fair value; consequently, there are no differences with their book value.

Based in the prior analysis, Intergroup and its Subsidiaries Management consider that, as of December 31, 2006 and 2005, the estimated fair values of Intergroup and its Subsidiaries financial instruments do not differ significantly from their book values; except for some financial instruments, as explained in preceding paragraphs, and whose estimated market value is presented in their respective notes to the consolidated financial statements.

32. Additional explanation for English translation

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru for financial institutions. Certain accounting practices employed by the Company and its Subsidiaries, which conform to accounting principles generally accepted in Peru for financial institutions, may differ in certain respects to generally accepted accounting principles in other countries. In the event of a discrepancy, the Spanish language version prevails.

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ANNEX A

PRINCIPAL DIFFERENCES BETWEEN PERUVIAN GAAP, IFRS, AND U.S. GAAP

Highlights of Certain Differences among Peruvian GAAP, IFRS and U.S. GAAP

The consolidated financial statements of Intergroup have been prepared in accordance with SBS regulations and, in a supplemental manner, with the International Financial Reporting Standards — IFRS approved in Peru ("Peruvian GAAP"). The principles of Peruvian GAAP, IFRS and United States Generally Accepted Accounting Principles ("U.S. GAAP") differ in certain respects. The following is a summary of the relevant significant accounting and valuation differences between Peruvian GAAP, IFRS and U.S. GAAP as of December 31, 2006. The Company has not quantified such differences. There can be no assurances that all significant differences have been identified.

Content and Format of the Financial Statements

Under Peruvian GAAP, the presentation and content of the accounts included in the financial statements are detailed in the "Accounting Manual for Financial Entities" issued by the SBS. Under IFRS, specifically IAS 30 (until December 31, 2006), IFRS 7 (since January 1, 2007) and IFRS 4, there are generic principles about the presentation of the financial statements for financial services and insurance entities. Under U.S. GAAP, the SEC has established detailed rules about the form and content of the financial statements for banks and insurance in its S-X regulation.

Cash Flow Statements

Under Peruvian GAAP, as mentioned above, the cash flow statement is presented in accordance with the "Accounting Manual for Financial Entities" issued by the SBS that contain significant presentational differences in respect of cash flow statement according to IFRS (IAS 7) and U.S. GAAP (FAS 95).

The format of a cash flow statement prepared under IAS 7 is essentially the same as a cash flow statement prepared under FAS 95. Both standards require cash flows to be classified into three broad categories: operating activities; investing activities; and financing activities. However, presentational differences can arise due to differences between IFRS and U.S. GAAP in respect of the definition of cash, and the classification of specific items.

Financial Reporting in Hyperinflationary Economies

Peruvian GAAP required that the financial statements were adjusted for inflation until December 31, 2004 (see note 4(a) of the Annual Financial Consolidated Statements included in this offering memorandum) and the use of the local currency (Nuevos Soles) as the measurement/functional currency. By means of Resolution N° 031-2004-EF/93.01, the National Accounting Standards Board suspended, starting the year 2005, the application of the financial statements inflation adjustment. The adjusted book balances as of December 31, 2004, have been considered as the initial balances as of January 1, 2005. IFRS (IAS 21 and 29) and U.S. GAAP (FAS 52 and EITF D-55) consider the Peruvian economy as not hyperinflationary since approximately 1994 and, also, require that each entity selects its functional currency considering several economic factors.

U.S. GAAP requires an entity operating in a hyperinflationary economy to translate its assets, liabilities and income statement into a stable currency as if the stable currency were the functional currency of the entity. The SEC has recognized that it would be unduly onerous for entities to restate their results prepared in accordance with the inflation adjustment using the method required by FAS 52, and therefore has permitted foreign private issuers to file their results using the adjusted figures without any further reconciliation to U.S. GAAP.

Consolidation

Consolidation principles under Peruvian GAAP and IFRS (IAS 27) are based upon the concept of control and are substantially similar; requiring consolidation of all controlled entities irrespective of the sector in which they operate. Under Peruvian GAAP and IFRS (SIC 12), an enterprise is required to consolidate Special

Purpose Entities — SPEs when the substance of the relationship between them indicates that the enterprise controls the SPE (Intergroup do not maintain any SPE). Under U.S. GAAP (ARB 51, FAS 94, FAS 140 and FIN 46), the principles of consolidation have been expanded beyond SPEs to encompass all legal entities known as variable interest entities, or VIEs. U.S. GAAP specifies that companies must consolidate all VIEs in which they have an interest if the company is either exposed to a majority of the VIE's risks or receives a majority of the benefits from the VIEs activities.

Peruvian GAAP and IFRS require the presentation of minority interest within equity on the face of the balance sheet. Under U.S. GAAP, minority interest is presented as a separate item on the face of the balance sheet outside of equity.

Associates

Under Peruvian GAAP, associates and other investments classified as permanent investments are accounted for using the equity method.

Under IFRS (IAS 28) and U.S. GAAP (APB 18) all the associates in which an entity has significant influence are accounted for using the equity method. For this purpose, under IFRS and U.S. GAAP significant influence is generally presumed if an investor holds directly or indirectly 20% or more of the voting power of the investee. The other investments not considered associates should usually be considered as available for-sale securities, if they are marketable securities as per IAS 39 and FAS 115.

Investments Originated from Capitalization of Loans — (Debt for Equity Exchanges)

Under Peruvian GAAP, these investments are derived from the capitalization of loans as part of a debtors' restructuring process. The initial cost of these investments is equal to the equity book value of shares received. In the event that the equity book value is greater than the gross amount of the capitalized loans, a deferred earning will be recognized for such difference, which will be recorded as income when the investment is sold to a third party. When the gross amount of the capitalized loan is greater than the equity book value, it must immediately record a loss for the difference.

Under US GAAP, such restructuring transactions may be deemed to be troubled debt restructuring and would be accounted for under FAS 114, FAS 118 and various EITF's which contain detailed rules regarding impairment recognition, revenue recognition criteria, among others.

After the restructuring process, under IFRS (IAS 39) and U.S. GAAP (FAS 115) these investments may be categorized as available for sale securities. In this sense, they are carried at fair value. Gains or losses on remeasurement to fair value are recognized as a separate component of equity until investment is sold, collected or otherwise disposed of or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Discontinued Operations

Under Peruvian GAAP, a discontinued operation is a separate major line of business or geographical area of operations of an entity that has been sold or disposed of, or has been classified as "available for sale". Such operations are presented in a separate caption in the consolidated balance sheets as "Discontinued operation", disclosing separately the related assets and liabilities at their book value. Also, the related income or loss generated by the discontinued operations are presented as "Discontinued operations" in the consolidated statements of income and cash flows.

The criteria for recognizing non-current assets or disposal groups as assets held for sale (discontinued operations) are similar under Peruvian GAAP, IFRS (IFRS 5) and U.S. GAAP (FAS 144 and APB 30). However certain divestments and planned divestments meet the definition of a discontinued operation under U.S. GAAP, but not under Peruvian GAAP and IFRS. Under Peruvian GAAP and IFRS, the divestment must represent a separate major line of business or geographical area of operations, whereas under U.S. GAAP, a component of an entity can be classified as a discontinued operation. Additionally, U.S. GAAP has specific rules regarding presentation on the balance sheet, income statement and cash flows.

Business Combinations

A business combination involves the bringing together of separate entities into one economic entity. In practice, there are three types of business combinations: acquisitions (one of the combining entities obtains control over the other, enabling an acquirer to be identified), a uniting of interests or pooling (where it is not possible to identify an acquirer and the shareholders of the combining entities join in substantially equal arrangements to share control), and a group reorganization (transactions among entities which operate under common control).

Under Peruvian GAAP and IFRS (IFRS 3), business combinations are almost always accounted for as acquisitions and they require use of the purchase method of accounting to portray the financial effect of an acquisition. Peruvian GAAP and IFRS (until March 2004) severely restrict the circumstances in which transactions can be recognized as a uniting of interests. Since April 2004, for IFRS purposes, all business combinations must be recorded using the purchase method.

U.S. GAAP (FAS 141) requires the use of the purchase method of accounting for all business combinations, except for transactions among entities which operate under common control for which U.S. GAAP requires a method similar to the pooling method.

Amortization of Goodwill (Business Combinations)

Under Peruvian GAAP and IFRS (for transactions completed before March 2004), all acquired identifiable intangibles and goodwill are capitalized and amortized. Negative goodwill is recognized in the income statements, first to match any identified expected costs, and then over the lives of the acquired depreciable assets. For IFRS purposes, since January 1, 2005, the goodwill not amortized is subject to an annual impairment test and the negative goodwill must be recognized immediately as income.

Under Peruvian GAAP, the period for the goodwill amortization needs to be approved by the SBS.

Under IFRS, until March 2004, for transactions completed there was a rebuttable presumption that the useful life of goodwill did not exceed 20 years. In certain limited cases, goodwill may be demonstrated to have a useful life in excess of 20 years. If the useful life does exceed 20 years, amortization was still mandatory and the reasons for rebutting the 20-year maximum useful life presumption must be disclosed.

Under U.S. GAAP, positive goodwill and certain identifiable intangibles (with indefinite lives) are capitalized, but not amortized and is subject to an annual impairment test. Negative goodwill is deducted proportionally from the purchase price allocated to certain acquired assets, but the carrying amounts of these assets cannot be reduced below zero. Any remaining negative goodwill is recognized as an extraordinary gain. Recognition is deferred if contingent consideration exists.

Property, Plant and Equipment

IFRS (IAS 16) and Peruvian GAAP accept but do not require the capitalization of interest expense incurred in the phase of construction of fixed assets. Under U.S. GAAP, capitalization of such amounts, if deemed eligible, is required.

Under IFRS, a company has the alternative to account for certain fixed assets at amortized historical cost or re-value to fair value. Useful lives and methods of depreciation are reviewed periodically. Under Peruvian and U.S. GAAP, historical cost is the only alternative, and thus fixed asset revaluations are not be allowed.

Intangible Assets

Amortization of intangible assets (except goodwill). IFRS (IAS 38), Peruvian GAAP and U.S. GAAP (FAS 142) require recognition of acquired and some internally generated intangible assets, and amortization of such over their estimated economic life. U.S. GAAP and IFRS also allow for the identification of intangible assets which are identified as having an indefinite life, and such intangible assets are not amortized but instead are evaluated for potential impairment no less than annually.

Impairment

Peruvian GAAP, IFRS (IAS 36) and U.S. GAAP (FAS 142 and 144) require that specific and clearly detailed tests be carried out to adjust the carrying value of certain assets (long-live assets) when indicators of potential impairment exist (or annually for goodwill and intangible assets with an indefinite life).

Impairments under Peruvian GAAP and IFRS are based on discounted cash flows. Under U.S. GAAP, only if an asset's estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Under Peruvian GAAP and IFRS, goodwill is allocated to "cash generating units", which are the smallest group of identifiable assets that include the goodwill under review for impairment and generate cash inflows from continuing use that are largely independent of the cash inflows from other assets. Under U.S. GAAP, goodwill is allocated to "reporting units", which are operating segments or one level below an operating segment (as defined in FAS 131). The goodwill impairment test under FAS 142 compares the carrying value for each reporting unit to its fair value based on discounted cash flows.

Under Peruvian GAAP and IFRS Impairment losses are reversed when there has been a change in economic conditions or in the expected use of the asset. Under U.S. GAAP Impairment losses cannot be reversed for assets to be held and used, as the impairment loss results in a new cost basis for the asset. Subsequent revisions to the carrying amount of an asset to be disposed of are reported as adjustments to the asset's carrying amount, but limited by the carrying amount at the date on which the decision to dispose of the asset is made.

Investments in Real Estate

Under Peruvian GAAP, investments in real estate are valued at the lower of their acquisition/construction cost or their market value (determined based on independent technical appraisals). Depreciation of these assets is computed using the straight-line method considering their estimated useful life.

IFRS (IAS 40) gives entities the option to account for investments in real estate either on a fair value basis or on a historical cost basis in accordance with IAS 16 Property, Plant and Equipment. When investment in real estate is accounted for at fair value, the changes in fair value should be recognised directly in income for the period. Under U.S. GAAP, investment in real estates continue to be carried at cost less accumulated depreciation, and are subject to impairment considerations.

Investments in Real Estate Projects

Under Peruvian GAAP, the investments in real estate projects are recorded in accordance with SBS provisions, as detailed elsewhere in the offering memorandum.

Under IFRS and U.S. GAAP, these disbursements made to build third-party-owned real estate projects, are recorded as a mortage loan with a real estate collateral.

Debt and Equity Securities

Under Peruvian GAAP the investments in debt and equity securities are recognized at cost (which do not include any related acquisition cost as part of the initial cost) and are afterwards valued according to SBS Resolution No. 1914-2004 by the Bank, and SBS Resolutions No. 1047-99 and No. 778 — 2000 by Interseguro, according to their respective classification (trading, held to maturity and available for sale investments); as detailed elsewhere in the offering memorandum.

Under IFRS (IAS 32 and 39) and U.S. GAAP (FAS 107, 114 and 115) all investments in securities are initially recognized at cost which include all related acquisition cost as part of the initial cost, being the fair value of the consideration given and including acquisition costs associated with the investment. Subsequent measurement of investments is based upon the valuation principles of the portfolios they are classified in at the time of purchase, as described below:

- Trading securities, in both cases, are remeasured at fair value based upon quoted bid prices and all related realized and unrealized gains or losses are recognized in income.

- Held to maturity securities are carried at amortized cost using the effective yield method less any impairment in value. Gains or losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Sale or reclassification of held to maturity securities to other categories trigger the reclassification of such securities outside the held to maturity portfolio.
- Available for sale securities, under IFRS and U.S. GAAP are carried at fair value. Gains or losses on remeasurement to fair value are recognized as a separate component of equity ("other comprehensive income") until investment is sold, collected or otherwise disposed of or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

  Under Peruvian GAAP and IFRS foreign exchange gains and losses on debt classified as available for sale securities are recognized in the income statement. Under U.S. GAAP foreign exchange gains and losses on debt securities are recognized in equity.

Under IFRS entities should consider impairment of these investments when there is an indicator of impairment, such as: the deterioration in the creditworthiness of a counterparty; an actual breach of contract; a high probability of bankruptcy; the disappearance of an active market for an asset, or in the case of an investment in an equity instrument, whether there has been a significant or prolonged decline in the fair value of that investment below its cost. A decline in the fair value of a financial asset below its cost that results from the increase in the risk-free interest rate is not necessarily evidence of impairment. An impairment of a security does not establish a new cost basis. Under U.S. GAAP, is required the write-down of financial assets when an entity considers a decline in fair value to be 'other than temporary'. Indicators of impairment are: the financial health of the counterparty; whether the investor intends to hold the security for a sufficient period to permit recovery in value; the duration and extent that the market value has been below cost; and the prospects of a forecasted market price recovery. A new cost basis is established after a security is impaired.

IFRS and U.S. GAAP generally require that, for investments carried at amortized cost, the impairment loss is the difference between the investment's carrying amount and its estimated recoverable amount (present value of expected future cash flows discounted at the instrument's original effective interest rate). For financial assets carried at fair value, the recoverable amount is usually based on quoted market prices or, if unavailable, the present value of the expected future cash flows discounted at the current market rate. Any loss that has been deferred in equity is recycled to the income statement on impairment. U.S. GAAP prohibits the reversal of an impairment charge on available-for-sale debt and equity securities. IFRS requires changes in value of available-for-sale debt securities, identified as reversals of previous impairment, to be recognized in the income statement. IFRS, similar to U.S. GAAP, prohibits reversals of impairment on available-for-sale equity securities.

Allowance for Loan Losses

Under Peruvian GAAP, the allowance for loan losses are provided for in accordance with SBS Resolution No. 808-2003, as detailed elsewhere in the offering memorandum.

Under IFRS (IAS 39) and U.S. GAAP (FAS 5 and 114), if there is objective evidence that all amounts due (principal and interest) according to original contractual terms of the loan will not be collected, such loans are considered impaired and the amount of the loss is measured as the difference between the loan's carrying amount and the present value of expected future cash flows discounted at the loan's original effective interest rate or as the difference between the carrying value of the loan and fair value of the collateral, if the loan is collateralized and foreclosure is probable.

Impairment and uncollectibility are measured and recognized individually for loans and receivables that are individually significant and on a portfolio basis for a group of similar loans and receivables that are not individually identified as impaired if a loss is probable and quantifiable.

Under Peruvian GAAP, recoveries are recorded in a separate income line item under other income. Charge-offs are recorded directly as loan loss provision in the income statement. Under IFRS and U.S. GAAP, recoveries and charge-offs would be recorded in the allowance for loan losses in the balance sheet.

Income Tax

Under Peruvian GAAP, IFRS (IAS 12) and U.S. GAAP (FAS 109), deferred taxes should be recorded for the tax effect of temporary differences between the tax and accounting bases of assets and liabilities as well as tax loss carryforwards. IFRS and Peruvian GAAP measures deferred taxes using the tax rate enacted, or substantially enacted, where U.S. GAAP measures deferred taxes only on the enacted tax rate. Under IFRS and Peruvian GAAP, deferred tax assets are recognized when recovery is probable. Under U.S. GAAP, deferred tax assets are recognized (*i.e.*, no valuation allowance) to the extent that they are more likely than not to be recovered. Under U.S. GAAP, IFRS and Peruvian GAAP, deferred tax in respect of temporary differences on subsidiaries, associates and joint ventures is not recognized in some circumstances.

Leasing

Peruvian GAAP and IFRS accounting for leasing are similar. All the relevant principles and guidance concerning leases may be found in one standard and three interpretations for IFRSs, but the U.S. rules are contained in several pronouncements: various accounting standards, interpretative statements and several technical bulletins and EITF abstracts. IAS 17 "Leases" sets out the general principles for accounting for all but a few specialist categories of leases. FAS 13 "Accounting for Leases" contains detailed rules and thresholds, in contrast to IAS 17's principles-based approach. There are specific U.S. rules on various categories of leases, most notably for real estate transactions.

Although the U.S. guidance is much more specific and rule-based than the IFRSs approach, the overall approaches of IFRSs and U.S. GAAP are in fact similar. Both focus on classifying leases between finance (or capital) leases and operating leases and both deal separately with lessees and lessors.

Derivative Financial Instruments

Under Peruvian GAAP, derivative financial instruments are initially recognized at cost and subsequently measured at fair value. Under IFRS (IAS 32 and 39) and U.S. GAAP (principally FAS 107, 115 and 133) derivative financial instruments are initially recognized at fair value. Derivative transactions that do not qualify for hedge accounting are treated as derivatives held for trading and any gains and losses arising from changes in fair value are taken directly to income. We do not have any derivatives that qualify for hedge accounting.

The U.S. GAAP literature is far more detailed than Peruvian GAAP and IFRSs as it has been developed over a longer period and, often, in response to specific financial instruments. Consequently, there are many subtle differences in the scope of standards under Peruvian GAAP, IFRSs and U.S. GAAP.

As detailed elsewhere in the offering memorandum through SBS Resolution No. 1737-2006, the SBS has approved the Regulations for the Trading and Accounting Recording of Derivative Financial Instruments in Companies of the Financial System, which establishes accounting criteria for derivative financial instruments under Peruvian GAAP, which are consistent with the criteria in IAS 32 and 39, Financial Instruments: Recognition, and Measurement effective in Peru. These Regulations are effective since January 1, 2007 and have to be adopted by March 31, 2007.

Interest Recognition — Non Accrual Loans

Under Peruvian GAAP, interest accrued on past due, refinanced, restructured loans, loans under legal collection, and loans classified as doubtful or loss is discontinued and recognized as collected.

Under IFRS (based on IAS 18) and U.S. GAAP (FAS 118), recognition of interest on loans is generally discontinued when, in the opinion of management, there is an assessment that the borrower will likely be unable to meet all contractual payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses.

Loan Origination Fees

Under Peruvian GAAP, certain loan origination fees on consumer loans, such as credit cards, mortgage, pledged and personal loans stand by letters of credit and guarantees issued, are recognized when collected and charges direct origination costs when incurred. In accordance with IFRS (IAS 18) and U.S. GAAP (FAS 91), loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate.

Guarantor's Obligations under Guarantees

Intergroup issues financial guarantees, which are obligations to pay to a third party when a customer fails to repay its obligation. Intergroup charges a fee for issuance of these guarantees which, under Peruvian GAAP, these commissions and premiums are recognized when collected.

Under U.S. GAAP (FIN 45), when a guarantee is issued in a standalone arm's length transaction with an unrelated party, the liability recognized at the inception of the guarantee is the premium received or receivable at fair value by the guarantor. The release from risk is recognized over the term of the guarantee either upon expiration or settlement of the guarantee or by a systematic and rational amortization method.

Provision for Risks and Charges

Under Peruvian GAAP and IFRS (IAS 37), a provision should only be made when: (a) an enterprise has a present obligation (legal or constructive) as a result of a past event, (b) it is probable (more likely than not) that a future outflow of economic benefits will be required to settle the obligation and (c) a reliable estimate of the amount of the obligation can be made. The entity must discount the anticipated cash flows expected to be required to settle the obligation if the impact is material.

The treatment of loss contingencies under U.S. GAAP (FAS 5) is similar to IFRS. However, if a range of estimates for the obligation is determined and no amount in the range is more likely than any other amount in the range, the "minimum" (rather than the mid-point) amount must be used to measure the liability. The entity must discount the anticipated cash flows expected to be required to settle the obligation if the impact is material.

Assets Seized

Under Peruvian GAAP, assets seized are initially recorded at the value assigned to them through a legal proceeding, the amount of any out of court settlement or at the unpaid value of the debt, whichever is lower. Simultaneously with the determination of the value, an allowance equivalent to 20% of the legal settlement or recoverable asset value should be recorded. For this purpose, we can use the allowance for loan losses that was originally provided for the related loan. Subsequent to the seizure date, we must record an allowance during a period of time established by the SBS, until the carrying value of assets are nil.

Under IFRS, the assets seized are recorded at the lower of cost or estimated market value. Changes in market value are recorded in the income statement. Under U.S. GAAP, assets seized are recorded at fair value at foreclosure date and subsequently measured at the lower of cost or market with changes recorded in the income statement.

Deferred Acquisition Cost (Insurance)

Under Peruvian GAAP, acquisition cost corresponding to commissions and other costs (for example, salaries of certain employees involved in the underwriting and policy issue functions, and medical and inspection fees) that are primarily related to insurance contracts issued or renewed during the period in which the costs are incurred, are recognized as expenses when incurred.

Under IFRS (IFRS 4) and U.S. GAAP (FAS 60), acquisition costs shall be capitalized and charged to expense in proportion to premium revenue recognized. To associate acquisition costs with related premium revenue, acquisition costs shall be allocated by groupings of insurance contracts consistent with the enterprise's manner of acquiring, servicing, and measuring the profitability of its insurance contracts. Unamortized acquisition costs shall be classified as an asset.

Life Insurance Provisions

Under Peruvian GAAP, technical reserves of life insurance are based on the actuarial formulas, yield rates and mortality tables established by the SBS. In addition, the computation of the reserve for retirement income insurance is made in accordance with the provisions set out by the SBS and the formulas approved by the aforementioned entity. These reserves correspond to the estimation of the present value of all future payments that must be made to the insured party and/or his/her beneficiaries, including any and all overdue and unpaid payments.

In this case, differences with the IFRS and U.S. GAAP rely on the yield rates used for computing the technical reserves, which should correspond to long-term market rates as of the date of each balance sheet. The rates that have been used are those prescribed by the SBS which, with a conservative criterion, are lower than the markets rates. The foregoing is the cause for the increased value of actuarial reserves under Peruvian GAAP.

Additionally, the SBS changed the mortality table used for the purpose of calculating technical reserves for life insurance under Peruvian GAAP. This new mortality table must be used for new contracts in effect from August 2006. Under IFRS and U.S. GAAP, any change in a mortality table must be applied retrospectively in calculating technical reserves.

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Intergroup
financial services

18,269,231 Shares of Common Stock

Intergroup Financial Services Corp.

Global Coordinator

Citi

Joint Bookrunner

Citi

Joint Bookrunner

Credit Suisse

END

June 20, 2007